Form 40-F
period 2002-12-31
MDC CORP INC
filed 2003-06-25
CIK 876883

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002	Commission File Number 001-13718

MDC CORPORATION INC.
(Exact name of Registrant as specified in its charter)

Ontario (Province or other Jurisdiction of Incorporation or Organization)	2751 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

45 Hazelton Avenue
Toronto, Ontario, Canada
M5R 2E3
(416) 960-9000
(Address and telephone number of Registrants’ principal executive offices)

Ashton-Potter [USA] Ltd.
10 Curtwright Drive
Williamsville, New York 14221
(716) 633-2000
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Class A Subordinate Voting Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:

☑	Annual information form	☑	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report.

The Registrant had 16,464,871 Class A Subordinate Voting Shares
outstanding as at December 31, 2002.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such Rule.

Yes ☐	82- ____________________	No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☑	No ☐

Documents Included in this Form

No.	Document

1.	Annual Information Form of the Registrant for the fiscal year ended December 31, 2002.

2.	Consolidated Financial Statements of the Registrant for the year ended December 31, 2002, including a reconciliation to United States generally accepted accounting principles.

3.	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2002.

Document No. 1

MDC CORPORATION INC.

ANNUAL INFORMATION FORM

2003

April 15, 2003

MDC CORPORATION INC.

2003 ANNUAL INFORMATION FORM

THE COMPANY

MDC Corporation Inc. (“MDC” or the “Company”) was formed by Certificate of Amalgamation effective December 19, 1986 pursuant to the Business Corporations Act (Ontario). Effective December 19, 1986, the Company amalgamated with Branbury Explorations Limited, and thereby became a public company. The registered and principal office of the Company is located at 45 Hazelton Avenue, Toronto, Ontario, M5R 2E3, and its telephone number is (416) 960-9000. The Company has amended its articles in the following instances:

(a)	by Certificate of Amendment dated March 4, 1987, changing its name to MDC Corporation and further reorganizing its share capital changing its issued and outstanding common shares into Class A Subordinate Voting Shares and Class B Shares (each in an unlimited amount) and creating an unlimited number of non-voting preference shares, issuable in series, in an unlimited number, having those designations, preferences, rights, restrictions, conditions, limitations and other attributes as determined by the board of directors of the Company;

(b)	by Certificate of Amendment dated May 31, 1988, creating “coattail” provisions to the Class A Subordinate Voting Shares of the Company;

(c)	by Certificate of Amendment dated February 23, 1989, creating the first series of preference shares of the Company, designated as “Series 1 Preference Shares”, and fixing the rights, privileges, restrictions and conditions attaching thereto;

(d)	By Certificate of Amendment dated May 12, 1989, creating the second series of preference shares of the Company, designated as “Series 2 Preference Shares” and fixing the rights, privileges, restrictions and conditions attaching thereto;

(e)	by Certificate of Amendment dated May 31, 1990, amending the preferences, rights, conditions, limitations and prohibitions attaching to the preference shares of the Corporation as a class;

(f)	by Certificate of Amendment dated May 31, 1990, amending the provisions attaching to the Company’s Series 1 Preference Shares;

(g)	by Certificate of Amalgamation dated November 30, 1990, amalgamating the Company with its wholly-owned subsidiaries, MDC Production Services Limited and MDC Industries Inc.;

(h)	by Certificate of Amendment dated September 3, 1991, empowering the directors of the Company to determine the number of directors to be elected at each annual meeting of shareholders, subject to the articles of the Company;

(i)	by Certificate of Amendment dated February 27, 1992, amending the provisions attaching to the Company’s Series 1 Preference Shares;

(j)	by Certificate of Amendment dated January 7, 1992, clarifying the provisions attaching to the Class A Shares and the Class B Shares and redesignating the Class A Shares as “Class A Subordinate Voting Shares”;

(k)	by Certificate of Amalgamation dated January 1, 1996, amalgamating the Company with its wholly-owned subsidiary, Mercury Graphics Corporation;

(l)	by Certificate of Amendment dated May 28, 1996, changing its name to MDC Communications Corporation and consolidating its share capital, Class A Subordinate Voting Shares and Class B Shares, on a one-for-six basis;

(m)	by Certificate of Amalgamation dated January 1, 1999, amalgamating the Company with its wholly-owned subsidiary, MDC D&H Regal Inc.;

(n)	by Certificate of Amendment dated May 28, 1999, changing its name to MDC Corporation Inc.; and

(o)	by Certificate of Amendment dated March 16, 2000, creating the third series of preference shares of the Company, designated as “CyberSight-MDC Exchangeable Preference Shares” and fixing the rights, privileges, restrictions and conditions attaching thereto.

The following are the principal operating subsidiaries and affiliates of the Company together with the percentage of voting securities/interests thereof which are owned, directly or indirectly, by the Company as of December 31, 2002 and the jurisdiction of incorporation/formation of each:

		Jurisdiction of
	Percentage of Voting	Incorporation/
Name of Subsidiary or Affiliate	Securities/Interests	Formation

Artistic Greetings Inc.	100	New York

Ashton-Potter Canada Ltd.	100	Ontario

Ashton-Potter (USA) Ltd.	100	Delaware

Check Gallery Inc.	100	Delaware

Computer Composition of Canada Inc.	100	Ontario

Custom Direct Inc.	100	Delaware

Image Checks Inc.	100	Tennessee

Metaca Corporation	85	Ontario

Placard Pty Ltd.	85	Australia

Pro-Image Corporation	100	Delaware

Maxxcom Inc.	78.13	Ontario

Accent Marketing Services, L.L.C	39.14	Delaware

Accumark Promotions Group Inc.	42.97	Ontario

Allard Johnson Communications Inc.	41.25	Ontario

Ambrose Carr Linton Carroll Inc.	78.13	Ontario

Bratskier & Company, Inc.	78.13	New York

Bryan Mills Group Ltd.	53.13	Ontario

Colle & McVoy, Inc.	73.36	Minnesota

Cormark Communication Inc.	78.13	Ontario

Crispin, Porter Bogusky,LLC	38.23	Delaware

eSource Drive to Web Marketing LLC	39.14	Delaware

Fletcher Martin Ewing LLC	54.69	Delaware

Integrated Healthcare Communications, Inc.	54.69	Ontario

Interfocus Group Limited	47.89	England

Mackenzie Marketing, Inc.	78.13	Delaware

Margeotes/Fertitta + Partners LLC	62.50	Delaware

Northstar Research Partners Inc.	39.14	Ontario

Chinnici Direct, Inc.	62.50	Delaware

Source Marketing LLC	63.68	New York

TargetCom LLC	62.50	Delaware

Veritas Communications Inc.	45.94	Ontario

656712 Ontario Limited, o/a “Strategies International”	66.41	Ontario

BUSINESS OF THE COMPANY

The Company carries on business through two operating divisions: Secure Transactions Division and Maxxcom.

Over the last three years, the business of the Company has developed chronologically as follows:

Date	Development

January 1, 2000	The Company acquired 100% of Corelan Communications Inc. (“Corelan”), a leading applications and Internet service provider.

The Company acquired 100% of Bassett Direct Inc. (“Bassett”), a Toronto-based direct marketing services provider.

March 1, 2000	The Company transferred specific net assets of the Communications and Marketing Services Division of the Company to Maxxcom Inc. (“Maxxcom”), then a wholly-owned subsidiary, for consideration consisting of promissory notes and share capital.

CMI, a Maxxcom company, acquired 100% of Fiola TMC, Inc.

March 17, 2000	The Company completed a private placement equity offering of CyberSight Acquisition Co., Inc. (“CyberSight”). The Company issued 3,800,000 CyberSight-MDC Exchangeable Preference Shares at $2.00 per share, which were exchangeable into shares of CyberSight on a one-for-one basis. In addition, CyberSight issued 3,075,000 common shares directly at $2.00 per share.

March 23, 2000	Maxxcom completed an initial public offering of common shares (an “IPO”) issuing 5,800,000 common shares for gross proceeds of $62,350,000. The Company received payment of promissory notes in the amount of $52,500,000. In conjunction with the IPO, Maxxcom issued additional common shares, at the IPO price, in exchange for additional ownership of certain operating subsidiaries.

April 1, 2000	The Company, through Maxxcom, acquired 80% of TargetCom LLC (“TargetCom”), a direct and relationship marketing agency in Chicago, and a 50.1% interest in each of TargetCom’s two related businesses — Bang!Zoom LLC, a San Francisco and London-based technology and dot-com focused agency, and E-Telligence LLC, a Chicago and St. Louis-based agency dedicated to relationship marketing via the Internet.

Date	Development

April 23, 2000	The Company converted its remaining $8,697,825 of note receivable for 870,000 additional common shares of Maxxcom to hold 71.99% of the issued and outstanding common shares.

April 30, 2000	Maxxcom completed the tuck-under acquisition of a 100% interest in Wernimont & Paullus Inc.

July 31, 2000	The Company acquired 100% of Mackenzie Marketing, Inc. through Maxxcom’s subsidiary, CMI.

August 1, 2000	Maxxcom acquired 80% of Pavlika Chinnici Direct, LLC, a New York-based full-service direct marketing agency, through its subsidiary, MF+P.

September 1, 2000	The Company, through Maxxcom, acquired 100% of Bratskier & Company, Inc., a New York-based public relations firm, and 60% of Interfocus Network Limited, a leading integrated communications company headquartered in the United Kingdom.

Cybersight, a subsidiary of the Company, acquired Nine Dots Corporation, a California-based interactive marketing and consulting firm.

November 28, 2000	The Optus group of companies including Corelan, Basset and Qualtech were amalgamated to form Optus Corporation.

December 1, 2000	The Company completed the sale of Optus Corporation and a 15% interest in Metaca Corporation (“Metaca”). The purchaser also has an option to purchase an additional 35% of Metaca over the next three years.

January 15, 2001	The Company, through Maxxcom, acquired 49% of Crispin Porter + Bogusky LLC (“CF+P”), a Miami-based advertising agency.

February 12, 2001	The Company acquired 100% of NBS Canada Inc., the Canadian card services unit of Mist Inc., a supplier of plastic cards and personalization services to financial institutions and retailers in Canada and the United States.

Date	Development

February 16, 2001	All outstanding CyberSight-MDC Exchangeable Preference Shares of the Company were exchanged into common shares of CyberSight. The Company then acquired additional shares of Cybersight. The Company issued 933,337 Class A Subordinate Voting Shares as part of the total consideration.

March, 1, 2001	The Company, through Maxxcom, acquired 100% of The Marketing Department LLC, a sales promotion company located in Greenwich, Connecticut.

April 5, 2001	Maxxcom issued 1,333,333 common shares from treasury to 1451946 Ontario Inc., a wholly-owned subsidiary of the Company, for gross proceeds of $10,000,000.

June 15, 2001	Maxxcom acquired certain assets of McCool Communications, Inc., an advertising business located in Atlanta, Georgia.

July 25, 2001	The Company, through Maxxcom, acquired Grange Advertising Limited, an advertising and direct marketing company located in London, England.

December 17, 2001	MDC completed the disposition of its discontinued operations, Regal, for gross proceeds of approximately $36,000,000.

December 19, 2001	The Company completed the sale of a 45.45% interest in the Canadian cheque operations of Davis + Henderson (D+H) through an income trust offering for gross proceeds of approximately $250,000,000.

January 10, 2002	The Company sold an additional 4.54% interest in Davis + Henderson, Limited Partnership, through the exercise of the underwriters’ over-allotment option, for gross proceeds of approximately $17,200,000.

April 2, 2002	The Company sold its remaining 50.01% interest in Davis + Henderson, Limited Partnership for gross proceeds of approximately $200,000,000.

April 9, 2002	The Company completed the repurchase of US$112,500,000 of its 10.5% Senior Subordinated Notes due December 1, 2006 at 89% of the original principal amount.

April 30, 2002	The Company, through Maxxcom, disposed of its 100% interest in Wernimont & Paullus Inc., located in Cedar Rapids, Iowa.

Date	Development

May 30, 2002	The Company, through Maxxcom, disposed of its 100% interest in News Canada Inc., located in Toronto, Ontario.

June 28, 2002	The Company completed the sale of Ashton-Potter Packaging.

July 16, 2002	Maxxcom completed a rights offering to holders of its common shares. Under the rights offering, 16,777,550 common shares were subscribed for at a price of $1.60 per share resulting in total gross proceeds of $26,844,000. MDC subscribed for its pro rata entitlement, an additional investment of $25,000,000. The Company currently owns, directly and indirectly, 36,091,375 common shares, or approximately 75% of the outstanding common shares of Maxxcom.

July 19, 2002	The Company completed the sale of A.E. McKenzie Co. Inc. for gross proceeds of approximately $8,000,000

September 20, 2002	The Company completed the sale of its U.K. stamp operations.

September 30, 2002	The Company completed the divestiture of its Australian ticketing operation.

March 28, 2003	The Company, through Custom Direct Income Fund, refiled a preliminary prospectus in connection with a proposed initial public offering of units of the Fund.

BUSINESS OPERATIONS OF THE COMPANY

MDC is a publicly traded international organization with operating units in Canada, the United States, the United Kingdom and Australia. MDC is a leading provider of secure transaction products and services, and marketing communications services, to customers in more than 60 countries. MDC carries on business through two operating divisions:

i.	Secure Transactions Division; and

ii.	Maxxcom

Effective March 1, 2000, Maxxcom completed a corporate reorganization (the “Reorganization”) in anticipation of the closing of the initial public offering (the “IPO”) of common shares of Maxxcom. As part of the Reorganization, substantially all of the companies previously comprising the Communications and Marketing Services Division of MDC and certain other assets were transferred to Maxxcom under Section 85 of the Income Tax Act (Canada), at the respective income tax costs. In exchange for the net assets transferred, Maxxcom issued special shares to the Company and indebtedness totalling $90,000,000. The special shares were subsequently converted into common shares of Maxxcom and the proceeds from the closing of the IPO were used to repay $52,500,000 of the indebtedness. The balance of the indebtedness was converted into common shares of the

Company during the fiscal year ended December 31, 2000. After giving effect to these transactions, the Company owned directly 17,874,001 common shares of Maxxcom or approximately 72.4% of the then issued and outstanding common shares.

Secure Transactions Division

The Secure Transactions Division provides security products and services in four primary areas: personalized transaction products such as personal and business cheques, electronic transaction products, such as credit, debit, telephone and smart cards; secure ticketing products, such as airline, transit and event tickets; and stamps, both postal and excise.

Personalized Transaction Products

MDC participates in the U.S. direct-to-consumer cheque market through its two manufacturing plants and call centres in the United States. MDC offers a variety of brands through its subsidiaries and operating divisions of Artistic Checks, Check Gallery Inc., Custom Direct Inc., Image Checks Inc. and Styles Checks, and in 2002, a new fraud protection service was launched. The direct-to-consumer cheque industry provides American customers with a wider product selection and lower cost than bank-purchased cheques. MDC has access to key advertising channels with its strong presence in freestanding newspaper inserts as well as an expanded market reach through its interactive Internet Web site 4checks.com.

Electronic Transaction Products

Metaca Corporation provides security card manufacturing and personalization for plastic and smart card programs. With operations in both Canada and Australia, MDC is a market leader in card solutions for a broad range of business segments including banks, credit card companies, long distance and mobile telecommunication providers, insurance companies and governments. In 2002, an effort to expand commercial applications resulted in a significant new customer in the U.S. broadcasting industry. The Australian operations consist of Placard Pty Ltd.

Secure Ticketing Products

MDC participates in the global secure ticketing business through its Canadian operation Mercury Graphics. Mercury Graphics manufactures secure ticketing products in three major industry segments: airline, transit and event ticketing. Mercury’s clients include Air Canada, British Airways, Northwest Airlines, Virgin Atlantic Airways, Toronto Transit Commission, BC Transit, Tampa Bay Buccaneers, Detroit Red Wings, Chicago Bulls, Boston Celtics, Los Angeles Dodgers and San Francisco 49ers.

Stamps

The MDC stamp companies together are one of the world’s largest private sector manufacturers of postage stamps. The group has long-term contracts with the postal authorities of the United States and Canada, and manufactures stamps for more than 60 postal authorities worldwide. The MDC stamp companies consist of Ashton-Potter (USA) Ltd. in the United States and Ashton-Potter Canada Ltd. in Canada. Innovative new products such as personalized postage and self-adhesive stamps have helped to position MDC as an industry leader in stamp production.

Other Companies

Computer Composition of Canada Inc.

Computer Composition of Canada Inc. (“Computer Composition”) is an information processing company which performs data-based management, information processing, desktop publishing, text storage and typesetting activities. Computer Composition’s text storage and typesetting technology allows it to produce journals, books and other documents for the legal and specialty publishing industry. Computer Composition has been in business since 1982.

Pro-Image Corporation

This company serves the U.S. market and specializes in pre-press services for publishers of educational, engineering and reference textbooks as well as technical and medical journals.

Maxxcom

Maxxcom is the largest full-service marketing communications organization based in Canada. Maxxcom, through its subsidiaries, provides a comprehensive range of communications services in Canada, the United States and the United Kingdom. Marketing communication services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing. Maxxcom operates through its integrated communications and its specialized communications companies. The Company’s integrated communications operating companies are listed below.

Integrated Communications Companies

Companies comprising Maxxcom’s integrated communications businesses deliver solutions to clients using a variety of marketing communications services. By carefully analyzing the requirements of each client, they select and combine the relevant services to ensure consistency in the delivery of the client’s image and brand. Because the integrated companies offer a full range of services, the solutions they deliver are client-based, not service-based. As a result, profitability is measured on a client basis, and not on a service basis.

Maxxcom’s integrated communications companies are listed below.

Allard Johnson Communications Inc.

In 1999, LBJ.FRB Communications Inc., a Maxxcom operating company since 1992, merged with Allard et Associés Inc. to form Allard Johnson Communications Inc. (“Allard Johnson”). Allard Johnson is a Canadian integrated communications services agency, providing advertising, sales promotion, direct marketing and interactive services in the fields of consumer products, financial services, wellness and social marketing. Clients include Dairy Farmers of Canada, RBC Royal Bank and Wal-Mart.

Ambrose Carr Linton Carroll Inc.

Ambrose Carr Linton Carroll Inc. (“ACLC”) is a Canadian integrated communications services agency, providing advertising, sales promotion, collateral, point-of-sale and direct marketing for a broad range of clients. Agency clients include Honda, Acura, Swiss Chalet, Hershey, Paramount Canada’s Wonderland and Toshiba. MDC acquired ACLC in 1992.

Colle & McVoy, Inc.

Colle & McVoy, Inc. (“CMI”) founded in 1935, is a U.S. integrated communications services agency, providing business planning, advertising, corporate communications and sales productivity development services. Clients include 3M, Case New Holland, Cenex, the Minnesota Office of

Tourism, Pfizer, Purina, the Red Wing Shoe Company and Winnebago. CMI was purchased by MDC in 1999.

Cormark Communications Inc.

Cormark Communications Inc. (“Cormark”) was launched in 1978 and was acquired by MDC in 1994. Cormark is a Canadian integrated communications services agency, providing advertising and direct marketing services to a wide variety of clients. Clients include Ayerst Animal Health, Bridgestone/Firestone Canada, Canadian Wheat Board, Ontario Lottery and Gaming Corporation and Northland Mall.

Fletcher Martin Ewing LLC.

Fletcher Martin Ewing LLC (“Fletcher Martin”) was founded in 1979 and acquired by MDC in 1999. Fletcher Martin is a U.S. integrated communications services agency, providing strategic consulting, advertising, sales promotion and corporate communications services. Clients include Arby’s, Cellular South, Mrs. Winner’s/Lee’s Chicken, Piccadilly Cafeterias, Precept Golf and the Suntory Water Group.

Interfocus Group Limited.

Interfocus Group Limited (“Interfocus”) is an U.K. integrated communications services agency, providing brand and marketing consulting, advertising, design, sales promotion, direct marketing, new media and sponsorship services. Clients include Lloyds TSB, Panasonic, Scottish Life and Xerox. Maxxcom acquired its interest in Interfocus in 2000.

Mackenzie Marketing, Inc.

Mackenzie Marketing, Inc. (“Mackenzie Marketing”) was founded in 1997 and acquired by Maxxcom in 2000. Mackenzie Marketing is a U.S. integrated communications services agency, providing strategic consulting, advertising, sales promotion and corporate communications services to clients primarily in the financial services industry. Clients include American Express, Bank One Corporation, J.P. Morgan Chase, Transamerica Financial Institutions, U.S. Bancorp and Wells Fargo.

Margeotes/Fertitta + Partners LLC.

Margeotes/Fertitta + Partners LLC (“Margeotes/Fertitta”) was founded in 1973 and acquired by MDC in 1998. Margeotes/Fertitta is a U.S. integrated communications services agency, providing advertising, sales promotion and corporate communications services to clients in the packaged goods, financial services, online services and entertainment industries. Clients include Bacardi, Godiva Chocolatier, The McGraw Hill Companies, Putnam Investments and Triton PCS.

Specialized Communications Services Companies

The companies comprising Maxxcom’s specialized communications services businesses are focused on an individual marketing communications discipline. These companies are selected by clients for their depth of expertise in their respective disciplines. Specialized communications have been traditionally labeled the “below the line” component of the marketing communications services industry. Maxxcom’s specialized communications companies are listed below.

Advertising

Crispin Porter + Bogusky LLC.

Crispin Porter + Bogusky LLC (“Crispin Porter”), founded in 1965, is a U.S. specialized corporate communications firm, providing advertising services to a wide variety of clients. Its clients include IKEA, Sirius Satellite Radio, MINI (a division of BMW North America), Molson U.S.A., the State of Florida anti-tobacco campaign and the American Legacy Foundation. Maxxcom acquired its interest in Crispin Porter in 2001.

Direct Marketing/Database Management

Accent Marketing Services, L.L.C.

Accent Marketing Services, L.L.C. (“Accent”) was founded in 1992 and acquired by MDC in 1999. Accent is a U.S. specialized corporate communications firm providing customer care, acquisition, loyalty and satisfaction services, extended warranty and service contract marketing solutions, as well as many other related services through a network of customer contact centres. Clients include American Family Insurance, General Electric, Humana, Maytag, MTD, Murray Lawn Care, Sprint, US Cellular and Whirlpool.

Chinnici Direct, Inc.

Founded in 1980, Chinnici Direct, Inc. (“Chinnici”) is an U.S. specialized corporate communications firm, providing direct marketing servicing to a variety of industries. Clients include Barnes & Noble, Chase Manhattan Bank, CNA Insurance, Pantone and Reed Exhibitions. Maxxcom acquired its interest in Chinnici in 2000.

TargetCom LLC.

TargetCom LLC (“TargetCom”) was established in 1988. TargetCom is a U.S. specialized corporate communications firm, providing direct marketing and database management services specializing in very targeted delivery of meaningful and relevant messages to customers. Clients include Allstate, Bank One, Circuit City, Discover, Fleet, Sears, U.S. Cellular and Walt Disney. Maxxcom acquired TargetCom in 2000.

Sales Promotion

Accumark Promotions Group Inc.

Accumark Promotions Group Inc. (“Accumark”) is a Canadian specialized corporate communications firm providing promotional marketing services including strategic consulting, trade, sales force and consumer promotional programs, in-store merchandising and point-of-sale material, food service marketing and event marketing. Accumark was acquired by MDC in 1993. Clients include Campbell Soup Company, Kraft and Pfizer.

eSource Drive to Web Marketing LLC.

Launched in 2000, this start-up is focused on attracting new customers to e-commerce sites and encourages loyalty among existing customers of e-commerce brands. Its clients include TD Waterhouse.

Source Marketing LLC.

Source Marketing LLC (“Source”) is a U.S. specialized corporate communications firm, providing a full range of promotional marketing services including strategic consulting, sales force and consumer promotional programs, and in-store merchandising and point-of-sale material. Clients include AOL, Beiersdorf, Proctor and Gamble, Mattel, Reckitt Benckiser and Schering Plough. MDC acquired its interest in Source in 1998.

Corporate Communications

Bratskeir & Company, Inc.

Bratskeir & Company, Inc. (“Bratskeir”), established in 1989, is a U.S. specialized corporate communications firm servicing a wide variety of industries. Clients include 1-800-Flowers.com, Bristol-Myers Squibb, ConAgra, Conoco-Phillips, Fox Sports, Hasbro Toys, Maybelline, and Unilever. Maxxcom acquired Bratskeir in 2000.

Bryan Mills Group Ltd.

Since its inception in 1978, Bryan Mills Group Ltd. (“Bryan Mills”) has been a Canadian specialized corporate communications firm, providing annual report design, corporate advertising and marketing materials, digital communications and multimedia support for annual meetings and investor presentations. Clients include Alliance Atlantis, Co-operators, Four Seasons Resorts and Hotels and the Ontario Securities Commission. MDC acquired its interest in Bryan Mills in 1989.

Veritas Communications Inc.

Launched in 1993, Veritas Communications Inc. is a Canadian specialized corporate communications firm, providing integrated corporate communications and government relations expertise to organizations in the business and health care sectors. Clients include Canadian Association of Insurance and Financial Advisors, RoyNat Capital, Canadian Blood Services and Merck Frosst Canada.

Research and Consulting

Integrated Healthcare Communications, Inc.

Integrated Healthcare Communications, Inc. (“IHC”) is a Canadian specialized corporate communications firm, providing continuing medical education services to physicians, other health care providers and consumers of health care services for health care clients. Clients include AstraZeneca, GlaxoSmithKline, Pfizer and Wyeth-Ayerst. IHC joined Maxxcom in 1997.

Northstar Research Partners Inc.

Northstar Research Partners Inc. (“Northstar”) was founded in 1998 and was acquired by MDC in 1998. Northstar is a Canadian-based specialized corporate communications firm, providing market research and consulting services to a select group of international clients.

Branding and Corporate Identity

Strategies International

Founded in 1986 and acquired by MDC in 1992, Strategies International (“Strategies”) is a Canadian specialized corporate communications firm, providing branding and corporate identity services, including packaging, branding, naming, signage and collateral materials. Clients include Tim

Hortons, Parmalat North America, McNeil Consumer Health Products, Heinz, Moosehead Breweries, Atlas Wine Merchants, Shur-Gain and Scott Paper Limited.

Financial Information Relating to Principal Business Categories

The following table is illustrative of the approximate percentage of consolidated sales received by the Company in each of its continuing principal business categories:

	Percentage of Company's
	Consolidated Sales for the
	Fiscal Year Ended

Principal Business Category	2002	2001	2000

Secure Transactions Division	36%	46%	48%
Maxxcom	64%	54%	52%

	100%	100%	100%

Competition

Secure Transactions Division

Competition in the Company’s markets is primarily dependent upon quality, reliability and service. Price is also an important criteria, but is secondary to the initial requirement for a supplier to satisfy a potential customer that it has the proven ability to meet the primary criteria.

In both Canada and the United States, government and public corporation security products are generally awarded on the basis of competitive bidding procedures through Requests for Proposals (RFP’s). These RFP’s require a bidder to provide detailed information regarding price, security, manufacturing capabilities and quality control processes. These RFP submissions form the basis for the awarding of contracts. Contracts are generally awarded on a multi-year basis.

MDC is the number two supplier in the US direct-to-consumer cheque market, one of the largest suppliers in the Canadian card market and the number two supplier in the Australian card market. MDC’s secure ticketing business has the number two market share position in secure ticketing products in North America. MDC is also one of the largest private sector stamp suppliers worldwide.

Maxxcom

The marketing communications industry is highly competitive. Management of Maxxcom believes that the Perpetual Partnership™ model, including the value-creating capabilities of its corporate resources and the service composition of its various operating companies, provide Maxxcom with a competitive advantage in the industry.

Maxxcom’s operating companies compete for acquisitions in the highly fragmented marketing and communications industry with large global consolidators such as Omnicom Group Inc., Interpublic Group of Companies, Inc., WPP Group plc, Publicis Group SA and Havas Advertising. Maxxcom

relies on the attributes of its Perpetual Partnership™ business model, including the opportunity for owners to maintain equity in the operating business and operational independence, to compete for and attract new acquisitions and to attract and retain experienced and talented professional staff.

Each of the operating companies within Maxxcom face competition from large multinational marketing communications companies operating in Canada and/or the United States, as well as numerous smaller agencies that only operate in one or more countries or local markets. The Company’s operating companies must compete with these other companies to maintain existing client relationships and to obtain new clients and assignments.

Maxxcom’s operating companies compete at this level by identifying and developing sectors or niches which have historically been underserved by other marketing communications companies. These niches include the regional operations of multinational corporations and national companies with mid-sized marketing budgets.

Maxxcom’s integrated communications services companies compete principally by offering clients integrated solutions and managing a client’s brand consistency across a broad range of communications services including both advertising and non-traditional services. Maxxcom’s specialized communications companies compete principally by offering clients depth of expertise in a specialized marketing communications discipline. Maxxcom also benefits from two-way referrals and cross-selling of services based on expertise, and the complexity and service scope of client requirements.

A company’s ability to compete for new clients is affected in some instances by the policy, which many advertisers and marketers follow, of not permitting their agencies to represent competitive accounts in the same market. As a result, increasing size may limit a company’s ability to compete for certain new clients. In the vast majority of cases, however, Maxxcom’s consistent maintenance of separate, independent operating companies has enabled the Company to represent competing clients.

Industry Trends

Secure Transactions Division

Industry trends within the Secure Transactions Division include a decline over the past several years of cheque usage in Canada. Consumers and businesses in the North American marketplace have recently been introduced to various electronic and other forms of payment. With the divestiture of the Canadian cheque printing operations, the Company has reduced its exposure, however, the impact of declining cheque volumes is being further mitigated through the introduction of new products and services.

The continuing growth expected in the areas of e-commerce and the Internet and the imminence of the “smart card” revolution are anticipated to positively impact MDC. During 2002, Metaca’s effort to expand commercial applications for its products resulted in a significant new customer in the U.S. broadcasting industry.

In April 2003, it was announced Ashton-Potter (USA) Ltd. had been awarded a long-term contract by the United States Postal Service (“USPS”) to provide definitive and commemorative postage stamp products. The USPS awarded production of all U.S. postage stamp products to three successful suppliers. The three master contracts awarded are for the printing, finishing and packaging of U.S. postage stamps with an initial base term of four years and have an aggregate estimated value (for all three contractors) of US$229 million. In addition, there are also three two-year options to the base contracts for a potential contractual term of 10 years. If all the option years are exercised, the potential value of the three contracts over the 10 years would be US$572.5 million. This contract award positions Ashton-Potter as one of the largest producers of postage stamps in the world.

Maxxcom

Significant trends exist in the marketing communications industry. Historically, advertising has been the primary service provided by the industry. However, as clients aim to establish one-to-one relationships with customers, and more accurately measure the effectiveness of their marketing expenditures, specialized communications services are consuming a growing portion of marketing dollars. This is increasing the demand for a broader range of services particularly “below the line” or “non-traditional” services. As well, there is an increasing need for consistent brand communication in response to increased competition from globalization and deregulation.

Large multinational organizations have shown a tendency towards consolidation of their marketing communications providers into one firm that provides services to all international locations. As a result, communications and marketing services providers with a broader geographical scope that better positions them to provide services that meet these needs may be more successful at maintaining exiting or winning new business.

Maxxcom’s success in this environment has been in the past and is expected to continue to be dependent on the ability to retain and attract key executive and management personnel and employees, to maintain relationships with existing clients and successfully bid on new business, and to staff projects with the expertise required.

Employees

As at December 31, 2002, the Company and its subsidiaries had 3,300 employees.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following is a summary of certain of the consolidated financial information of the Company for each of the last three fiscal years ending December 31:

		2001	2000
	2002	(Restated)	(Restated)

	(thousands of dollars, except per share data)
Sales	943,332	1,113,272	1,166,782
Income (loss) from continuing operations	148,313	(113,074)	32,055
Net income (loss) for the year	148,313	(153,074)	32,055
Earnings (loss) per share (continuing operations)
Basic	$8.68	($6.83)	$1.73

		2001	2000
	2002	(Restated)	(Restated)

	(thousands of dollars, except per share data)
Fully diluted	$5.87	($6.83)	$1.49
Earnings (loss) per share (reported)
Basic	$8.68	($9.20)	$1.73
Fully diluted	$5.87	($9.20)	$1.49
Long-term indebtedness	245,339	527,468	558,622
Shareholders’ equity	152,631	110,971	241,753

The following is a summary of certain of the consolidated financial information of the Company for each of the last eight quarters ending December 31, 2002.

	2001
	(Restated)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	ended Mar. 31	ended June 30	ended Sept. 30	ended Dec. 31

	(thousands of dollars, except per share data)
Sales	285,052	279,653	262,343	286,224
Income (loss) from continuing operations	(8,718)	8,854	(154,083)	40,873
Net income (loss) for the period	(8.718)	(31,146)	(153,083)	40,873
Earnings (loss) per share
(continuing operations)
Basic	($0.55)	$0.49	($9.14)	$2.38
Fully diluted	($0.55)	$0.42	($9.14)	$1.24
Earnings (loss) per share
(reported)
Basic	($0.55)	($1.88)	($9.14)	$2.38
Fully diluted	($0.55)	($1.88)	($9.14)	$1.24

	2002

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	ended Mar. 31	ended June 30	ended Sept. 30	ended Dec. 31

	(thousands of dollars, except per share data)
Sales	271,305	220,972	221,037	230,016
Income from continuing operations	12.135	128,344	5,498	2.336
Net income for the period	12,135	128,344	5,498	2,336
Earnings per share
(continuing operations)
Basic	$0.69	$7.56	$0.30	$0.12
Fully diluted	$0.45	$5.43	$0.21	$0.10
Earnings per share (reported)
Basic	$0.14	$7.56	$0.30	$0.12
Fully diluted	$0.14	$5.43	$0.21	$0.10

The Company has not declared nor paid any dividends on its Class A Subordinate Voting Shares since its incorporation. It is the present policy of the Company to retain all earnings to support the growth of its various businesses. Accordingly, it is expected that no dividends will be paid by the Company on the Class A Subordinate Voting Shares in the foreseeable future. Any future payment of dividends will be determined by the board of directors of MDC on the basis of the Company’s earnings, financial requirements and other relevant factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Pages 10 to 17 of the Company’s 2002 Annual Report entitled “Management’s Discussion and Analysis” are hereby incorporated herein by reference.

MARKET FOR SECURITIES OF THE COMPANY

The Company’s outstanding Class A Subordinate Voting Shares are listed and posted for trading on the Toronto Stock Exchange in Canada and on the Nasdaq National Market in the United States. The Company’s outstanding Convertible Debentures are listed and posted for trading on the Toronto Stock Exchange.

DIRECTORS AND OFFICERS

The section entitled “Election of Directors” contained on pages 3 to 4 of the Company’s Management Information Circular dated April 15, 2003 for use in connection with the Company’s annual meeting of shareholders to be held on May 29, 2003, is hereby incorporated herein by reference.

The following table sets forth certain information with respect to each of the officers of the Company:

Name and
Municipality of Residence	Office

Miles S. Nadal Toronto, Ontario	Chairman, President and Chief Executive Officer

Peter M. Lewis Toronto, Ontario	Executive Vice President and Chief Financial Officer

Graham Rosenberg Toronto, Ontario	Executive Vice President

Walter Campbell Ajax, Ontario	Senior Vice-President, Finance and Corporate Secretary

Maria Pappas Toronto, Ontario	Assistant Secretary

As of April 15, 2003, the directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over approximately 22% of the outstanding Class A Subordinate Voting Shares and 99% of the outstanding Class B Shares. As of April 15, 2003, the directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over less than 1% of the outstanding common shares of Maxxcom.

CONFLICTS OF INTEREST

The Company currently holds a 75% equity interest in Maxxcom. Certain directors of the Company are also directors of Maxxcom and the Chairman and Chief Executive Officer of the Company is also the Chairman of Maxxcom. There is a risk that directors of Maxxcom may have economic, legal or other interests or objectives, which have the potential to be, at times, inconsistent with those of the Company. In addition, certain directors of the Company provide services from time to time to the Company and its subsidiaries. If a director of the Company has an actual conflict of interest with respect to a particular matter resulting from his relationship with the Company or a subsidiary of the Company, such director would be required to declare such interest and, in most instances, abstain from voting in connection with such matter.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Management Information Circular dated April 15, 2003, which involves the election of directors. Additional financial information is provided in the Company’s comparative financial statements for 2002. A copy of such documents may be obtained upon written request from the Secretary of the Company.

The Company will provide to any person or company upon request to the Corporate Secretary of the Company:

(a)	when the securities of the Company are in the course of distribution under a preliminary short form prospectus or a short form prospectus:

(i)	one copy of the Company’s annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	the comparative consolidated financial statements of the Company for the Company’s most recently completed financial year together with the accompanying report of the Company’s auditors thereon;

(iii)	one copy of any interim financial statements of the Company subsequent to the financial statements of the Company’s most recently completed financial year;

(iv)	one copy of the information circular of the Company in respect of the Company’s most recent annual meeting of shareholders that involved the election of directors; and

(v)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iv) above; or

(b)	at any other time, one copy of any other documents referred to in (a) (i), (ii), (iii) and (iv) above, provided the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

Document No. 2

Management’s Discussion & Analysis

Year ended December 31, 2002 compared with the year ended December 31, 2001

The following discussion focuses on the operating performance of MDC Corporation Inc. (the “Company” or “MDC”) for the years ended December 31, 2002 and December 31, 2001, and its financial condition as at December 31, 2002. This analysis should be read in conjunction with the annual audited consolidated financial statements.

The annual audited consolidated statements, the management’s discussion and analysis and all other information contained in this Annual Report are the responsibility of management. The Board of Directors is responsible for reviewing and approving the financial information contained in this Annual Report, and for overseeing management’s responsibilities for the presentation and preparation of financial information.

Overview and Operating Strategies

The Company’s objective is to create long-term shareholder value by building market leading companies that deliver innovative, value-added products and services to their customers. Management believes that long-term shareholder value is maximized with an operating philosophy of partnership with proven, committed industry leaders.

Over the past two years, the Company has restructured and simplified its operations and focused its resources on two divisions:

Marketing Communications

Maxxcom Inc. (“Maxxcom”) — the largest full-service marketing communications organization based in Canada, providing a comprehensive range of communications services to its clients in Canada, the United States and Europe. Services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing.

Secure Transactions Division

Custom Direct, Inc. (“Custom Direct”) — the second largest direct-to-consumer cheque printer in the United States.

Metaca Corporation (“Metaca”) — a leading provider of credit, debit and smart cards, in Canada and in Australia, through its subsidiary Placard Pty Ltd.

Mercury Graphics (“Mercury”) — a major supplier of secure ticketing products to leading airline, sports, entertainment and transit companies.

Ashton-Potter (USA) Ltd. and Ashton-Potter Canada Ltd. (“Ashton-Potter”) — providers of highly specialized postage stamp printing services to the United States Postage Service (“USPS”), Canada Post and other postal authorities.

Management of the Company believes that long-term success is achieved through the investment in selective segments of the business services sector that have significant potential for organic and acquisitive growth, in partnership with the management of the operating entities, providing them with strategic input and access to capital, to allow them to build on their diverse strengths.

In the marketing communications sector, successful firms must meet the increasing demands of clients for innovative programs and creative content, combined with a high-quality, reliable service delivery. This requires the talents, relationships, and leadership of key executives and management personnel. Accordingly, management’s ongoing strategy is to acquire ownership stakes in well-managed businesses with strong reputations in the industry, using its Perpetual Partnership™ model to create incentive and retain key personnel.

In the direct-to-consumer cheque business, management believes the acquisition of new customers through access to reasonably priced, high circulation marketing channels is critical. In addition, maximizing the average order value per customer with value-added product and service offerings is a key driver of profitability. Custom Direct has multi-year contracts that provide exclusivity for cheque products in freestanding inserts that are circulated in major U.S. newspapers, reaching approximately 60 million U.S. households per week. Custom Direct offers the industry-leading selection of over 300 cheque designs, along with related products and services. Proprietary technology and leading edge e-commerce capabilities allow Custom Direct to remain a highly efficient operator, with competitive pricing, while maintaining strong operating margins.

Success in the credit card and smart card industry requires companies to offer their customers innovative products, highly reliable service, and extremely competitive pricing. Since its inception in 1997, Metaca has made significant investments in technology and other operational improvements, and has more recently focused its efforts on providing more profitable, higher value products and services to selective customers.

The ticketing and postage stamp businesses require the consistent delivery of highly specialized, secure products on a price-competitive basis. Revenues are typically derived from contracts which are generally awarded in competitive bidding processes. The Company has strong relationships with its customers, has partnered with experienced management, and has invested in leading edge technology, providing it with the expertise and cost structures to meet customer needs. Ashton-Potter recently was awarded a long-term contract with the USPS, which will result in increased volumes and require investment capital for additional automation and manufacturing equipment.

The Company has undertaken several initiatives to ensure that it has sufficient liquidity and capital resources. Proceeds from the sale of its remaining interest in Davis + Henderson (“D+H”) were used to reduce long-term indebtedness with the repurchase of US$112.5 million of the outstanding 10.5% Senior Subordinated Notes (“Notes”) due December 1, 2006 at 89% of the original principal amount. In addition, the Company negotiated an amended credit facility for up to US$40 million, of which US$25 million has been committed. This facility has a term consisting of one year plus a 364-day revolver, with the option, subject to certain consents, of a one-year extension at each anniversary date.

During 2002, Maxxcom reached agreements with its lenders to amend certain provisions of its senior credit facility and subordinated secured debenture, providing it with greater flexibility in a difficult environment. These amendments were agreed to in conjunction with a commitment by MDC to subscribe for an additional $25 million worth of Maxxcom common shares and a reduction in the exercise price of approximately 1.35 million warrants to acquire Maxxcom common shares, granted to the subordinated secured debenture holders in 2001, from $9.00 per share to $2.50 per share. Pursuant to the terms of the Maxxcom senior credit agreement, as amended, the maximum facility is $60 million until September 30, 2003, at which time it will be reduced to $58.1 million, and thereafter, by a further $7 million per quarter until maturity in March 2005.

Financial Performance

Sales

Consolidated sales for the year totaled $943.3 million, a decline of $169.9 million, or 15% from the $1.113 billion reported in 2001 as a result of divestitures made in the Secure Transactions Division. Excluding the revenues of operations that have been disposed, year-over-year consolidated revenue growth of $7.2 million or 1% was achieved.

The remaining operations of the Secure Transactions Division generated revenues of $264.0 million, an increase of $4.5 million or 2% over 2001. Each of the cheque, card and ticket groups contributed to this growth which was partially offset by a reduction of revenue from the stamp operations. Custom Direct, the U.S. cheque operation, experienced a dramatic increase in Internet and call center sales and launched a new fraud protection service which contributed to an increase in average order values. Strong revenue growth of the card group was due primarily to an effort to expand commercial applications resulting in a significant new customer in the U.S. broadcasting market. The ticket group worked diligently throughout the year to successfully restore sales that were negatively impacted by a reduction in airline volumes since September 2001.

Maxxcom revenues grew to $599.6 million for the year ended December 31, 2002, an increase of $2.8 million over the prior year. During the first half of 2002, Maxxcom continued to suffer from a decline in demand experienced throughout the marketing communications industry commencing in 2001. However, during the second half of the year, new business wins, combined with a general increase in advertising spending, resulted in an increase in revenues of $17.7 million or 6% compared to the second half of 2001.

Gross Profit

Gross profit for the year was $453.2 million compared to $555.0 million in 2001, a decrease of 18% or $101.8 million. Of the decrease, $94.5 million resulted from the Secure Transactions Division with the remaining $7.3 million from Maxxcom. Gross margin decreased to 48.0% from 49.9% in 2001, primarily the result of a decline experienced by Maxxcom.

Gross profit of the Secure Transactions Division was $187.1 million for 2002, a decline of $94.5 million or 33% from the $281.5 million last year, with a slight decrease in gross margin from 54.5% in 2001 to 54.4% in the current year. Excluding the impact of divested operations, gross profit of the Secure Transactions Division increased by $8.8 million or 6% over the prior year to $149.1 million.

Maxxcom’s gross profit, at $266.1 million for the year, decreased $7.3 million or 3% compared to the previous year. While the total gross profit for 2002 declined over 2001, Maxxcom’s performance improved in the latter part of 2002, particularly in the fourth quarter where gross profit increased by $4.9 million or 7% over the same period in 2001. Gross margin of this division decreased to 44.4% from 45.8% last year, due primarily to competitive pricing which generally reduced the profit margins realized.

Operating Expenses

The Company incurred a total of $373.4 million in operating expenses for the year, a decrease of $63.2 million from the $436.6 million incurred in 2001. The decrease was attributable to the reduction in the number of business units and to the implementation of cost-cutting initiatives throughout the remaining operations of the Secure Transactions Division and Maxxcom as a result of the restructuring plan commenced in the third quarter of 2001. Operating expenses as a percentage of sales increased slightly from 39.2% to 39.6%.

The Secure Transactions Division reported operating expenses of $134.1 million in 2002, a reduction of 30% or $56.0 million compared to $190.1 million in the prior year, due primarily to the divestitures completed during the year. Operating expenses as a percentage of sales increased to 39.0% in 2002 compared to 36.9% in the prior year, but for the ongoing operations improved to 43.5% from 44.3% in 2001.

Maxxcom’s operating expenses decreased by $7.2 million or 3% to $239.3 million in 2002 from $246.6 million in 2001. The decrease reflected the impact of restructuring initiatives particularly related to staff and occupancy costs, partially offset by $1.9 million of professional fees and severance costs incurred in connection with continuing efforts to improve the operating structure and long-term liquidity of the business.

Operating Income before Other Income (Charges)

On a consolidated basis, operating income before other income (charges) was $79.8 million for the year. The decrease of $38.5 million or 33% from the $118.3 million achieved in 2001 was the result of dispositions in the Secure Transactions Division. Operating margin decreased from 10.6% of sales last year to 8.5% of sales in 2002. On a normalized basis, excluding the results related to those operations which were exited during the year, operating income improved $8.6 million or 16% to $61.0 million and operating margin increased to 7.0% from 6.1% in 2001.

The Secure Transactions Division contributed operating income of $53.0 million, a decrease of $38.4 million or 42% from $91.5 million reported last year. An $8.7 million improvement in operating profits from ongoing operations was more than offset by the $47.1 million decrease that can be attributed to the divestment of D+H, A.E. McKenzie Co. Inc., The House of Questa, Spectron and the Canadian packaging operations in 2002, and certain e-commerce activities that were exited late in 2001. Excluding the divested operations, operating income for the division as a percentage of sales increased significantly to 12.6% of sales in 2002 from 9.4% of sales in 2001 primarily attributable to the Custom Direct and Metaca operations.

For Maxxcom, the effects on profit of competitive pricing pressures were almost offset by increased revenues and an improvement in operating efficiency due to a reduction in infrastructure. Operating income before other items decreased $0.1 million to $26.8 million from the $26.9 million achieved in 2001. Operating income as a percentage of sales declined to 4.3% compared to 4.5% in the prior year.

Restructuring, Dispositions and Other Charges

The net gain on asset dispositions and other charges for the year was $155.1 million compared to a net loss of $91.6 million in 2001.

In the third quarter of 2001, the Company announced its plan to streamline and to maximize efficiencies in every business and focus management attention and resources by reducing the number of businesses and diverse international locations in which the Company operated. Restructuring charges of $188.0 million were recorded: $173.8 million by the Secure Transactions Division and $14.2 million by Maxxcom.

Also in 2001, the Company completed the disposition of a 45.45% interest in the Canadian cheque printing operations of D+H, resulting in a gain of disposal of assets of $96.4 million.

In 2002, the gain on asset dispositions and other charges recorded by the Secure Transactions Division of $156.0 million was attributable primarily to the sale of the remaining interest in D+H and to the repurchase of US$112.5 million of Notes at 89% of the original principal amount during the first half of the year. In connection with the 2001 restructuring plan, the dispositions of A.E. McKenzie Co. Inc., Ashton-Potter Packaging, The House of Questa and Spectron were all concluded in 2002. Cash charges of approximately $8.1 million were also incurred in the fourth quarter in connection with the efforts to launch the initial public offering of the U.S. cheque operations through Custom Direct Income Fund, including the settlement of a supply contract negotiation. The income trust offering was postponed due to unfavorable market conditions, but was refiled as markets improved at the end of the first quarter of 2003.

For Maxxcom, the loss on asset dispositions and other charges totaled $0.9 million for the year and related primarily to a fourth quarter writedown due to the closure of certain non-core marketing services offices.

Unrealized Foreign Exchange Gain (Loss)

The 2001 financial statements have been restated to recognize an $18.7 million unrealized foreign exchange loss, in accordance with the Canadian Generally Accepted Accounting Principles (“GAAP”) recommendations adopted by the Company effective January 1, 2002, that require exchange gains or losses on translation of non-hedged long-term monetary assets and liabilities to be included in the determination of net income for the period. Prior to January 1, 2002, MDC deferred and amortized foreign exchange gains and losses related to its U.S. dollar denominated Notes over the life of the Notes in accordance with GAAP at that time. The unrealized foreign exchange gain for the first six months of 2002 amounted to $6.7 million.

Effective July 1, 2002, management designated the remaining Notes as a hedge against the foreign exchange exposure of the U.S. Secure Transactions operations. The hedge was applied on a prospective basis from the effective date whereby any foreign exchange translation adjustment of the Notes will reduce any offsetting foreign exchange translation adjustment of the U.S. operations, the net of which is reflected in the cumulative translation account within shareholders’ equity.

Amortization

Consolidated amortization was $25.5 million, representing a decrease of $11.0 million or 30% from the previous year that was primarily attributable to the reduction in the asset base of the Company due to dispositions and the writedown of assets associated with non-core businesses of the Secure Transactions Division in the third quarter of 2001. Amortization for the comparative year has been restated to reflect the retroactive treatment given to the change in accounting policy required to comply with new GAAP requirements with respect to the treatment of foreign currency gains and losses on non-hedged long-term monetary assets and liabilities as previously noted.

Interest, Net

On a consolidated basis, interest expense, at $28.0 million in 2002 compared to $52.7 million in 2001, decreased 47% or $24.7 million. This decrease was primarily due to the lower levels of long-term indebtedness outstanding during the year as compared to 2001 and lower rates of interest on floating rate indebtedness.

Income (Loss) before Income Taxes, Goodwill Charges and Minority Interest

For the year ended December 31, 2002, income before income taxes, goodwill charges and minority interest was $188.1 million as compared to a loss of $81.1 million in the prior year. The asset dispositions of the Secure Transactions Division, combined with the unrealized foreign exchange gains and a reduction of interest expense recorded in 2002 versus the restructuring charges and foreign exchange loss recognized in 2001, primarily account for the variance.

Income Tax Expense (Recovery)

Income tax expense for 2002 was $35.1 million, producing an effective tax rate of 18.6% of income before income taxes, goodwill charges and minority interest. In 2001, there was an income tax recovery of $28.7 million and the Company’s effective tax rate was 35.3%. The low 2002 tax rate was significantly aided by the divestitures completed.

Goodwill Charges

Goodwill charges were $67.2 million for 2001 and included a $50.5 million charge for the writedown of goodwill related to businesses considered non-core in the restructuring plan initiated in that year. No goodwill charges were recorded in 2002 as a result of the adoption, on a prospective basis, of the new accounting recommendations effective January 1, 2002, with respect to goodwill and other intangibles. Under these standards, goodwill is no longer amortized but tested for impairment annually. A charge to opening retained earnings of $99.5 million was recorded as a result of transitional goodwill impairment tests conducted by the Company. The annual impairment tests performed in October 2002 determined that no further provision for impairment was required.

Minority Interest

The charge for minority interest in 2002 was $4.7 million compared to a recovery in 2001 of $6.6 million. $3.7 million of the 2002 charge was related to the minority interests’ share in income from D+H, with the remainder related to Maxxcom and Metaca. The recovery in 2001 accounted for the minority interests’ share in losses incurred at Maxxcom, CyberSight and Metaca.

Net Income (Loss) for the Year

Net income for the year was $148.3 million, compared to a loss of $153.1 million in the previous year. Excluding goodwill charges and the loss from discontinued operations from the 2001 results, net income for the year improved by $194.2 million. This was due primarily to the gains on asset dispositions and unrealized foreign exchange combined with improved operating results from remaining business units and a decrease in interest costs which more than offset the decrease in operating income due to the sale of several businesses.

Liquidity and Capital Resources

Working Capital

Working capital, at negative $5.5 million on December 31, 2002, decreased $30.0 million from $24.5 million at the end of 2001 and $26.8 million from the third quarter of 2002. The year-over-year decrease is primarily attributed to the sale of D+H and other non-core assets, initiatives taken to reduce working capital at Maxxcom, and the fourth quarter accrual by Maxxcom of $34.8 million of deferred purchase price obligations. During the year, accounts receivable and inventory decreased by $36.4 million and $12.2 million, respectively, due to dispositions and improved accounts receivable collections at Maxxcom. Current future tax benefits declined by $28.0 million as they were applied to the gain on asset dispositions in 2002. Accounts payable and accrued liabilities decreased $36.4 million despite a $10.1 million increase in deferred purchase price obligations at the end of 2002 as compared to the prior year. Deferred revenue decreased by $6.3 million and the current portion of long-term indebtedness decreased by $5.6 million.

The Company has a senior credit facility of up to US$40 million, of which US$25 million is committed, with a term consisting of one year plus a 364-day revolver, with the option, subject to certain consents, of a one-year extension at each anniversary date. Additionally, Maxxcom has an operating credit facility of $60 million at December 31, 2002. The Maxxcom facility will reduce to $58.1 million at September 30, 2003 and by a further $7 million each quarter until maturity in March 2005.

As of December 31, 2002, the Company, including Maxxcom, had utilized approximately $39 million under these credit facilities in the form of drawings and letters of credit compared to $73 million at the end of 2001. Cash and undrawn available bank credit facilities to support future cash requirements, as at December 31, 2002, were approximately $120 million.

Long-term Indebtedness

At December 31, 2002, total long-term indebtedness including the current portion was $251.8 million, representing a significant decrease of $287.7 million from the $539.5 million reported in the previous year. During the year, $293.5 million of long-term indebtedness was repaid primarily through the repurchase of US$113.6 million of the outstanding Notes, the elimination of the $80.0 million D+H term facility due to the sale of that operation, the repayment of the MDC credit facility, the 6% convertible subordinated notes and $3.0 million of indebtedness related to the U.K. stamp operations and a reduction of senior indebtedness at Maxxcom. The above reductions were partially offset by an increase of $14.4 million in long-term indebtedness due to a reallocation from other paid-in capital related to the Company’s 7% convertible debentures and $8.9 million of new indebtedness that was incurred primarily by Maxxcom.

The following table summarizes the Company’s exposure to interest and exchange rate risks by providing the amount of long-term indebtedness outstanding at December 31, 2002 in the currency in which it is denominated and the amounts that are subject to floating versus fixed rates of interest:

Interest	CDN $	US $	UK £	AUS $

Fixed	22,684,000	88,434,000	14,000	1,670,000
Floating	45,465,000	27,007,000	—	—

Deferred Acquisition Consideration

Although capital is not generally required to fund working capital needs, it is required by the Company to facilitate acquisitions and periodic capital expenditures required by its operations. In addition, capital is required by Maxxcom, as its acquisitions typically include commitments for contingent deferred purchase obligations (“Earnouts”) and in certain circumstances, commitments to purchase minority shareholdings (“Puts”). Earnouts are generally payable annually over a three-year period following the acquisition date and are contingent upon the acquired businesses satisfying certain financial operating criteria. Based on the operating results of the relevant entities, $34.8 million of Earnout obligations was accrued in 2002 and will be payable in 2003. Of the $34.8 million, approximately $28.8 million is payable in cash, and $6.6 million may be satisfied by the issuance of Maxxcom common shares. For acquisitions completed prior to 2003, there are no further material additional Earnout obligations beyond those noted above.

Put Rights of Subsidiaries’ Minority Shareholders

Owners of interests in certain of Maxxcom’s subsidiaries have the right in certain circumstances to require Maxxcom to acquire the remaining ownership interests held by them. The owners’ ability to exercise these rights is subject to the satisfaction of certain conditions, such as the provision of a period of notice in advance of exercising such right or the installation of successor management in the subsidiary, and in some cases is related to the employment status of the holder of the right. In addition, these rights cannot be exercised prior to specified staggered exercise dates. The exercise of these rights at their earliest contractual date would result in obligations of Maxxcom to fund the related amounts during the 2003 to 2009 period. Except as described below, it is not determinable, at this time, if or when the owners of these rights will exercise all or a portion of these rights.

The amount payable by Maxxcom in the event such rights are exercised is dependent on various valuation formulas and on future events, such as the average earnings of the relevant subsidiary through that date of exercise, the growth rate of the earnings of the relevant subsidiary during that period, and, in most cases, the currency exchange rate at the date of payment.

Management estimates, assuming that the subsidiaries perform over the relevant future periods at their 2002 earnings levels, that these rights, if all exercised, could require Maxxcom, in future periods, to pay an aggregate of approximately $83 million to the owners of such rights to acquire the remaining ownership interests in the relevant subsidiaries. Of this amount, Maxxcom is entitled, at its option, to fund approximately $10 million by the issuance of Maxxcom common shares.

The ultimate amount payable in the future relating to these transactions will vary because it is dependent on the future results of operations of the subject businesses and the timing of when these rights are exercised. The actual amounts Maxxcom pays will be different from these estimates and these differences could be material.

If these rights were exercised in aggregate, Maxxcom would acquire incremental ownership interests in the relevant subsidiaries entitling Maxxcom to additional annual operating income before other charges estimated, using the same earnings basis used to determine the aggregate purchase price noted above, to be approximately $12 million. The actual amounts Maxxcom acquires will be different from this estimate and these differences could be material.

Maxxcom expects to fund these obligations, if and when they become due, through the issuance of Maxxcom common shares to the interest holders pursuant to existing contractual rights described above and through the use of cash derived from operations and normal market structured credit facilities, although there can be no certainty that Maxxcom will be able, to the extent required, to access such a source of capital in advance of or concurrently with such obligations becoming due.

Of the estimated aggregate amount, approximately $5 million relates to rights exercisable in 2003 associated with three subsidiaries. Shareholders of two subsidiaries have given one-year advance notice of their intent to exercise their rights to require Maxxcom to purchase one-third of their total respective interests in the related subsidiaries. It is estimated that these obligations will be approximately $3.5 million. Should these two shareholders ultimately exercise the right as indicated, Maxxcom will be required to fund these obligations in the fourth quarter of 2003. The actual amounts that Maxxcom will pay will be different from these estimates, and these differences may be material. Maxxcom expects to fund the acquisition of these interests, if and when they become due, through the use of cash derived from operations and bank borrowings. Accordingly, the acquisition of these equity interests will not be recorded in the Company’s financial statements until ownership is transferred.

Long-term Indebtedness to Shareholders’ Equity

The Company’s long-term indebtedness at December 31, 2002 was $251.8 million and total shareholders’ equity amounted to $152.6 million. The ratio of long-term indebtedness to shareholders’ equity decreased to 1.65 to 1 at the end of 2002 from 4.86 to 1 at the end of 2001, as a result of the reduction in long-term indebtedness and an increase in shareholders’ equity from earnings in the year that more than offset the transitional goodwill impairment charge to opening retained earnings.

Repayment of Long-term Indebtedness

Approximately $246.0 million of long-term indebtedness at December 31, 2002 is due within the next five years; 55% of that or $136.4 million is in relation to the Notes due December 1, 2006. Management anticipates that this indebtedness will be repaid using cash flow from operations.

Cash Flows

Cash flow from operations, before changes in non-cash working capital, was $37.6 million in 2002, representing a decrease of $115.1 million over the $152.7 million generated in 2001, reflecting the impact of lower revenues and operating income before other charges combined with the payment of $5.6 million of previously accrued restructuring charges.

Cash flows from investing activities were $242.6 million for 2002 compared to 2001 cash expenditures of $82.0 million. The proceeds from the dispositions of D+H, Ashton-Potter Packaging, A.E. McKenzie Co. Inc. and The House of Questa, net of the investing activities of Maxxcom and Earnout payments, amounted to $257.9 million. Capital and other assets expenditures in 2002 declined significantly from the prior year due to the sale of D+H and other non-core assets combined with reduced capital expenditures at the remaining operations.

Cash flows used in financing activities include reductions to long-term indebtedness in 2002 of $293.5 million, primarily the result of the repayment of the $5.0 million 6% convertible subordinated notes in March 2002, the repurchase of US$113.6 million of the Notes, the elimination of the $80.0 million credit facility related to D+H in the second quarter and a reduction in the senior indebtedness of Maxxcom, offset by $8.9 million of new indebtedness that was incurred primarily by Maxxcom.

Risks and Uncertainties

Customer Concentration

Maxxcom — The strategy has been to acquire ownership stakes in diverse marketing communications businesses to minimize the effects that might arise from the loss of any one client or executive. However, management succession is very important to the ongoing results of the division because, as in any service business, the success of the Company is dependent upon the leadership of key executives and management personnel. Accordingly, Maxxcom’s top 10 clients continue to represent less than one-third of gross income; however, if key executives were to leave, the relationships they have with Maxxcom’s clients could be lost.

Management has attempted to mitigate the risks with respect to these successions through various employment contracts, shareholder agreements, non-competition and non-solicitation agreements.

Secure Transactions Division — With the divestiture of the Canadian cheque printing operation, the Company has reduced its historic exposure to the risks associated with sales to financial institutions. Custom Direct, the Company’s U.S. cheque printing business, sells its products directly to consumers. Custom Direct currently has a diverse customer database of over 21 million customers.

The postage stamp business derives a significant portion of its revenues from government contracts. Contracts are generally awarded in a competitive bidding process. The loss of these contracts could have a material adverse effect on the sales and earnings of the division.

Competition

Each of the Company’s divisions operates in a highly competitive environment.

Maxxcom competes in an industry characterized by numerous firms of varying sizes, with no single firm or group of firms having a dominant position in the marketplace. Competitive factors include creative reputation, management, personal relationships, quality and reliability of service, and expertise in particular niche areas of the marketplace. Although the price of services may be a competitive factor in obtaining new clients, it is generally of lesser importance once a client relationship has been established.

Additionally, there is a trend of large multinational organizations consolidating their marketing communications providers so that one firm provides these services to all international locations. As a result, marketing communications providers may experience the loss of clients or projects. To the extent that Maxxcom may lose business, and is unsuccessful in replacing it, the Company’s business, financial condition or operating results may be affected in a materially adverse manner.

The Company’s Secure Transactions Division competes primarily on the basis of quality, customer service, design capability and price. A number of the Company’s competitors have greater resources than those available to the Company which may enable them to aggressively pursue the business of the Secure Transactions Division.

Currency Fluctuations

Although the Company’s financial results are reported in Canadian dollars, a significant portion of its sales and operating costs are denominated in U.S. dollars. Furthermore, an increasing portion of the Company’s sales and operating costs are expected to be in U.S. currency. As a result, fluctuations in the exchange rate between the Canadian dollar and other currencies, particularly the U.S. dollar, may affect the Company’s financial results and the Company’s competitive position. The Company generally manages its exposure to foreign currency risk by matching its debt charges with cash flows of a common currency, and where appropriate, may hedge currency risks through foreign exchange contracts and currency swap agreements. There can be no assurance that such measures will be successful; however, management will attempt to mitigate these risks to the fullest extent available.

Economic Uncertainty

The marketing communications industry is cyclical and is subject to the effects of economic downturns. The Company is also exposed to the risk of clients changing their business plans and/or reducing their marketing budgets or of poor performance by one of its agencies. As a result, the Company’s business, financial condition and operating results may be affected in a materially adverse manner.

Alternative Forms of Payment

Consumers and businesses in the North American marketplace have recently been introduced to various electronic and other forms of payment. The Company cannot conclusively determine what effect these alternate forms of payment may have on future average cheque usage by consumers or businesses. There can be no assurance that such factors will not have a material adverse effect on the future volumes of cheques produced by the Company or its revenues. However, Custom Direct operates exclusively in the growing direct-to-consumer market, which offers customers significantly more design selections at substantial discounts than the traditional method of ordering cheques directly from financial institutions.

Access to Efficient Marketing Channels

To secure new cheque orders, Custom Direct depends on its ability to secure adequate advertising media placements at acceptable rates and to achieve certain response rates on its advertising. Custom Direct currently operates under advertising contracts of varying terms which it has secured with major suppliers of these services. There can be no assurances regarding the future cost and/or availability of suitable advertising media.

Access to Capital and Future Liquidity

In addition to internally generated funds, the Company relies upon access to credit facilities and other forms of financing for its business. The Company will therefore need to raise capital through the incurrence of additional long-term or short-term indebtedness or the issuance of additional equity securities. Although the Company has been able to obtain such financing in the past, there is no assurance that the Company will be able to refinance current or future indebtedness on terms that are acceptable to the Company.

The incurrence of additional indebtedness may result in increased interest expense or decreased net income, and the issuance of additional equity securities could result in dilution of existing equity positions.

New Accounting Pronouncements

Impairment of Long-Lived Assets

The Canadian Institute of Chartered Accountants (the “CICA”) has issued new accounting standards for impairment of long-lived assets. These standards require that an impairment loss be recognized on long-lived assets equal to the amount by which the carrying value of the asset exceeds its fair value when the carrying amount of an asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. This standard will be adopted by the Company on a prospective basis effective January 1, 2003. The Company has not determined the impact of the adoption of these standards on its consolidated financial statements.

Disposal of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued new accounting standards, which provide new guidance on accounting for the disposal of long-lived assets and discontinued operations. Under these standards, long-lived assets which are “held for sale” are presented separately in current assets, non-current assets, current liabilities and non-current liabilities, and measured at the lower of the carrying amount or fair value less costs to sell, and are not depreciated. Additionally, the new standards provide a broader definition for discontinued operations that allows components of an entity, rather than just business segments, to be presented as discontinued. This standard will be adopted by the Company on a prospective basis effective January 1, 2003. The Company has not determined the impact of the adoption of these standards on its consolidated financial statements.

Outlook

Following the Company’s 2001 strategic plan, in 2002, management focused its resources on the Company’s core businesses, and also capitalized on market opportunities to dispose of assets and reduce indebtedness.

Maxxcom, Canada’s leading marketing and communications services organization, and Custom Direct, which serves the growing U.S. direct-to-consumer cheque market, are currently the principal drivers of MDC. However, management continues to explore opportunities to create and realize value for its shareholders, and with improved market conditions, the Company has refiled its preliminary prospectus in connection with a public offering of Custom Direct through Custom Direct Income Fund.

Although economic conditions remain highly uncertain, Maxxcom’s fourth quarter indicates there are signs of a modest recovery in the marketing communications sector, although management expects clients to continue to be sensitive to pricing with a shift to more directly measurable services. Sales and operating profits of Maxxcom are expected to continue to grow from the high profile awards and new client engagements earned by Maxxcom’s flagship agency, Crispin Porter + Bogusky, and from actions taken to streamline the operation and to position it for growth.

The Company’s U.S. cheque printing operation is expected to deliver increased sales and profits principally due to its continued increases in average order values, increased Internet and telephone orders, and other operational improvements, including the repatriation to in-house production of one of its core brands in August 2003. Custom Direct has sufficient capacity, with a nominal amount of capital expenditure, to absorb the increased volume.

Through the card group, the Secure Transactions Division will continue to provide outsourced business services to financial institutions. The Company’s investment in the high growth areas of the smart card industry and the completion of the operational restructuring are expected to restore profitability and produce greater returns.

Revenues and profits at Ashton-Potter have the potential to increase substantially with the recent award of a significant long-term contract by the USPS. This contract award positions Ashton-Potter as one of the largest producers of postage stamps in the world. The USPS awarded production of all U.S. postage stamp products to three successful suppliers. The three master contracts awarded are for the printing, finishing and packaging of U.S. postage stamps with an initial base term of four years and have an aggregate estimated value (for all three contractors) of US$229 million. In addition, there are three two-year options to the base contracts for a potential contractual term of 10 years. If all the option years are exercised, the potential value of the three contracts over the 10 years would be US$572.5 million.

Mercury will continue to leverage its strong relationships with major airlines and transit authorities, while exploring other opportunities to diversify its client base and to develop new applications for its target markets.

Management is encouraged by the progress made over the past year, and believes that the Company’s core operations form a strong platform from which to grow its business in 2003 and beyond.

Forward-Looking Statements

The Company and its representatives periodically make written and spoken forward-looking statements, including those contained in this Annual Report. By their nature, forward-looking statements are subject to risks and uncertainties that could result in actual performance being materially different from anticipated results. The Company cautions readers, when making decisions, to consider the risks and uncertainties of forward-looking statements.

Selected Consolidated Quarterly Financial Information

(in thousands of Canadian dollars, except per share amounts)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	ended March 31		ended June 30		ended September 30		ended December 31

	2002	2001	2002	2001	2002	2001	2002	2001
		(restated)		(restated)		(restated)		(restated)

Sales	271,305	285,052	220,972	279,653	221,037	262,343	230,016	286,224
Income (loss from) continuing operations	12,135	(8,718)	128,344	8,854	5,498	(154,083)	2,336	40,873
Loss from discontinued operations	—	—	—	(40,000)	—	—	—	—
Net income (loss) for the period	12,135	(8,718)	128,344	(31,146)	5,498	(154,083)	2,336	40,873
Earnings (loss) per share
Continuing operations
Basic	$0.69	$(0.55)	$7.56	$0.49	$0.30	$(9.14)	$0.12	$2.38
Fully diluted	$0.45	$(0.55)	$5.43	$0.42	$0.21	$(9.14)	$0.10	$1.24
As reported
Basic	$0.69	$(0.55)	$7.56	$(1.88)	$0.30	$(9.14)	$0.12	$2.38
Fully diluted	$0.45	$(0.55)	$5.43	$(1.88)	$0.21	$(9.14)	$0.10	$1.24

Document No. 3

Auditors’ Report

To the Directors of
MDC Corporation Inc.

We have audited the consolidated balance sheets of MDC Corporation Inc. as at December 31, 2002, 2001 and 2000 and the consolidated statements of retained earnings, operations and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002, 2001 and 2000 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian Generally Accepted Accounting Principles.

On February 17, 2003, we reported separately to the shareholders of MDC Corporation Inc. on financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles without the additional note of Reconciliation of Results Reported in Accordance with Generally Accepted Accounting Principles in Canada with United States Generally Accepted Accounting Principles.

(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
June 20, 2003

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

Consolidated Financial Statements

Consolidated Balance Sheets
 (in thousands of Canadian dollars)

December 31,	2002	2001	2000

		Restated	Restated
		(Note 1)	(Note 1)
Assets
Current
Cash and cash equivalents	$59,615	$59,301	$61,031
Accounts receivable (Note 4)	106,419	142,769	157,931
Inventory	11,050	23,282	46,191
Prepaid expenses and sundry	9,886	11,969	42,231
Future income taxes	—	28,000	—

	186,970	265,321	307,384
Capital and other assets (Note 5)	126,155	166,439	280,118
Goodwill (Note 6)	292,861	462,746	509,853

	$605,986	$894,506	$1,097,355

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$168,550	$204,994	$224,775
Deferred revenue	17,517	23,771	16,325
Current portion of long-term indebtedness (Note 7)	6,450	12,049	9,879

	192,517	240,814	250,979
Long-term indebtedness (Note 7)	245,339	527,468	558,622
Future income taxes	—	—	20,645

	437,856	768,282	830,246

Minority interest	15,499	15,253	25,356

Shareholders’ equity
Share capital (Note 8)	144,542	142,599	140,583
Other paid-in capital (Note 9)	38,145	51,943	47,956
Cumulative translation adjustment (Note 10)	20,139	13,892	(4,618)
Retained earnings (deficit)	(50,195)	(97,463)	57,832

	152,631	110,971	241,753

	$605,986	$894,506	$1,097,355

The accompanying Summary of Significant Accounting Policies and Notes are an integral part of these financial statements.

On behalf of the Board:

/s/ Thomas N. Davidson Director	/s/ Guy P. French Director

Consolidated Statements of Operations
(in thousands of Canadian dollars, except per share amounts)

For the years ended December 31,	2002	2001	2000

		Restated	Restated
		(Note 1)	(Note 1)
Sales	$943,332	$1,113,272	$1,166,782
Cost of sales	490,117	558,295	604,165

Gross profit	453,215	554,977	562,617
Operating expenses	373,378	436,633	435,836

Operating income before other income (charges)	79,837	118,344	126,781

Other income (charges)
Restructuring, dispositions, and other charges (Note 11)	155,053	(91,612)	24,389
Unrealized foreign exchange gain (loss)	6,702	(18,660)	(11,460)
Amortization	(25,481)	(36,521)	(37,187)
Interest, net	(28,018)	(52,698)	(49,458)

	108,256	(199,491)	(73,716)

Income (loss) before income taxes, goodwill charges and minority interest	188,093	(81,147)	53,065
Income taxes (recovery) (Note 12)	35,054	(28,663)	6,599

Income (loss) before goodwill charges and minority interest	153,039	(52,484)	46,466
Goodwill charges, net of income tax recovery of $Nil (2001 — $3,576, 2000 — $1,634)	—	67,181	11,703
Minority interest (recovery)	4,726	(6,591)	2,708

Income (loss) from continuing operations	148,313	(113,074)	32,055
Loss from discontinued operations (Note 13)	—	(40,000)	—

Net income (loss) for the year	$148,313	$(153,074)	$32,055

Earnings per share (Note 14)
Income (loss) from continuing operations
Basic	$8.68	$(6.83)	$1.73

Fully diluted	$5.87	$(6.83)	$1.49

Net income (loss)
Basic	$8.68	$(9.20)	$1.73

Fully diluted	$5.87	$(9.20)	$1.49

The accompanying Summary of Significant Accounting Policies and Notes are an integral part of these financial statements.

Consolidated Statements of Retained Earnings (Deficit)
(in thousands of Canadian dollars)

For the years ended December 31,	2002	2001	2000

Retained earnings (deficit), beginning of year as previously reported	$(73,654)	$67,927	$28,689
Impact of change in accounting for foreign currency translation (Note 1)	(23,809)	(10,095)	(868)
Impact of transitional goodwill impairment charge (Note 1)	(99,513)	—	—

Opening retained earnings (deficit), as restated	(196,976)	57,832	27,821
Net income (loss) for the year	148,313	(153,074)	32,055

	(48,663)	(95,242)	59,876
Allocation to other paid-in capital, net of income tax recovery of $964 (2001 — $1,766, 2000 — $1,626)	(1,532)	(2,221)	(2,044)

Retained earnings (deficit), end of year	$(50,195)	$(97,463)	$57,832

The accompanying Summary of Significant Accounting Policies and Notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows
 (in thousands of Canadian dollars)

For the years ended December 31,	2002	2001	2000

		Restated	Restated
		(Note 1)	(Note 1)
Cash provided by (used in)
Operating activities
Income (loss) from continuing operations	$148,313	$(113,074)	$32,055
Items not involving cash
Restructuring, dispositions and other charges	(163,177)	166,847	17,811
Restructuring, dispositions and other charges — accrued (paid)	(5,588)	11,866	—
Unrealized foreign exchange loss (gain)	(6,702)	18,660	11,460
Goodwill writedown	—	50,517	—
Amortization	25,481	56,761	50,524
Future income taxes	33,782	(32,884)	(7,255)
Interest capitalized	5,265	—	—
Minority interest and other	268	(5,999)	5,088

	37,642	152,694	109,683
Changes in non-cash working capital	3,609	(5,206)	(4,985)

Cash flows from operating activities	41,251	147,488	104,698

Investing activities
Proceeds on dispositions (acquisitions), net	257,869	(25,250)	(48,055)
Capital assets, net	(12,679)	(25,133)	(35,302)
Other assets, net	(2,608)	(31,643)	(38,704)

Cash flows from (used in) investing activities	242,582	(82,026)	(122,061)

Financing activities
Short-term indebtedness	—	—	(3,192)
Proceeds on issuance of long-term indebtedness	8,856	135,722	63,148
Repayment of long-term indebtedness	(293,535)	(194,180)	(7,231)
Issuance of share capital	—	1,116	1,859
Repurchase of share capital	—	(10,300)	(14,966)

Cash flows from (used in) financing activities	(284,679)	(67,642)	39,618

Foreign exchange gain on cash held in foreign currencies	1,160	450	3,468

Increase (decrease) in cash and cash equivalents during the year	314	(1,730)	25,723
Cash and cash equivalents, beginning of year	59,301	61,031	35,308

Cash and cash equivalents, end of year	$59,615	$59,301	$61,031

Supplemental cash flow information
Cash paid for interest	$25,597	$54,175	$51,530

Cash paid (recovered) for income taxes	$(597)	$9,671	$9,900

The accompanying Summary of Significant Accounting Policies and Notes are an integral part of these financial statements.

Summary of Significant Accounting Policies
December 31, 2002, 2001 and 2000

Principles of Consolidation

The financial statements include the accounts of the Company and any effectively controlled subsidiary companies, and are prepared in conformity with generally accepted accounting principles in Canada. Interests in joint ventures are recorded using the proportionate consolidation method. Acquisitions are consolidated from the effective date of acquisition with intercompany transactions and accounts eliminated upon consolidation.

Investments

Investments in which the Company does not have control or have significant influence are valued at the lower of cost or market.

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Customer Acquisition Costs

The Company capitalizes costs for direct response advertising and expenses the costs over the period of expected future benefit. The expense corresponds to the expected sales cycle of the advertising material based on actual advertising responses.

Capital Assets

Capital assets are recorded at cost. Amortization is provided as follows:

Buildings	4%--5% straight-line
Computer, furniture and fixtures	20%--50% declining balance
Machinery and equipment	10%--20% declining balance
Leasehold improvements	straight-line over term of the lease

Deferred Charges

The Company capitalizes direct costs related to development of new products and services until the commencement of commercial operations, at which time all related costs are amortized on a straight-line basis over their estimated useful life.

Deferred Finance Costs

Deferred finance costs are amortized over the term of the related indebtedness.

Future Income Taxes

Effective January 1, 2001, the Company has adopted the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Foreign Currency Translation

With the exception of the Company’s foreign subsidiaries, foreign currency assets and liabilities carried at current prices are translated into Canadian dollars using the rate of exchange in effect at the year-end; other foreign currency assets and liabilities are translated using the rates of exchange in effect at the dates of the transaction; long-term monetary assets and liabilities with a fixed term which have been hedged are translated using the rate per the hedge agreements; revenue and expense items are translated at the average monthly rate of exchange for the year, except for amortization of capital and other assets, which is translated at the historical rates of the related assets. The asset and liability accounts of foreign subsidiaries self-sustaining operations are translated using the rate of exchange in effect at the year-end, and revenues and expenses are translated at the average monthly rates during the year.

The unrealized foreign exchange gains and losses on translation of the accounts of foreign subsidiaries are reflected as a separate component of shareholders’ equity.

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to the accounting for foreign exchange gains or losses relating to translation of non-hedged long-term monetary assets and liabilities. Previously such gains or losses were deferred and amortized over the remaining term of the related assets or liabilities. The Institute now requires that exchange gains or losses arising on translation of all non-hedged monetary items be included in the determination of net income for the current period. The accounting policy change has been applied retroactively with restatement of prior periods as recommended by the CICA (see Note 1).

Effective July 1, 2002, management designated the Company’s 10.5% U.S. Senior Subordinated Notes (“Notes”) as a hedge against the foreign exchange exposure of the Secure Transactions U.S. operations.

The hedge is applied prospectively from the effective date whereby any foreign exchange translation adjustment of the Notes will reduce any offsetting foreign exchange translation adjustment of the U.S. operations, the net of which is reflected in the cumulative translation account within shareholders’ equity.

All other foreign exchange gains and losses are included in net income or loss in the current period.

Goodwill

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible assets acquired. Effective January 1, 2002, the Company adopted the recommendations of the CICA with respect to goodwill and other intangibles. These standards require that goodwill and other intangible assets determined to have indefinite lives are no longer amortized but tested for impairment on adoption of the standard and at least annually thereafter. Transitional impairment tests for goodwill were completed as at June 30, 2002 and, as a result, a transitional impairment loss was charged to opening retained earnings (see Note 1). Prior to 2002, the Company amortized goodwill on a straight-line basis over periods ranging from 10 to 40 years. Goodwill arising on acquisitions completed after June 30, 2001 was not amortized.

Retirement Plans

The current service cost of pension and other post-employment plans (such as medical and dental care, life insurance and compensated absences) is charged to income annually. Cost is computed on an actuarial basis using the projected benefit method and based on management’s best estimates of investment yields, salary escalation and other factors. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees.

Revenue Recognition

Revenue is recognized using the percentage of completion method with respect to contracts having a specified time period for the performance of the service. Percentage of completion is determined based on either (a) the fair value of the project at each particular stage relative to its total fair value on completion, or (b) costs incurred to date relative to the expected total costs to be incurred upon completion. Work in progress is estimated as the portion of revenue which has been earned but not billed. Customer billings in advance are recorded as deferred revenue. Potential losses, if any, on work in progress are provided for as soon as the possibility of a loss becomes apparent.

All other revenue is recorded when the service is completed and/or the product is delivered.

Financial Instruments

The Company’s financial instruments consist of cash and short-term investments, accounts receivable, accounts payable and accrued liabilities, long-term indebtedness and derivative financial instruments. The Company has used derivative financial instruments to manage its exposure to market risks relating to interest rates and foreign currency exchange rates. At December 31, 2002, the Company was not party to any derivative financial instrument.

Credit Risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash, accounts receivable and derivative financial instruments. The Company, in its normal course of business, is exposed to credit risk from its customers.

Fair Value

The fair value of long-term indebtedness (see Note 7) that bears interest at fixed rates is based on its quoted market price or on discounted future cash flows using rates currently available for debt of similar terms and maturities if the quoted market price is not available. The fair value of other financial instruments, cash and short-term investments, accounts receivable, bank indebtedness and accounts payable and accrued liabilities, approximates carrying value due to their short-term maturities.

Cash and Cash Equivalents

The Company considers all cash and highly liquid investments purchased with an initial maturity of three months or less to be cash or cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash and cash equivalents.

Stock-Based Compensation

Effective January 1, 2002, the Company adopted the recommendations of the CICA with respect to stock-based compensation and other stock-based payments. These standards require that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the statement of operations, and encourages, but does not require, the use of the fair value method for all other types of employee stock-based compensation plans. The Company does not use the fair value method to account for employee stock-based compensation plans but discloses pro forma information for options granted after January 1, 2002 (see Note 8). The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of options is credited to share capital.

Accounting Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000 (in thousands of Canadian dollars, except per share amounts)

1.    Changes in Significant Accounting Policies

Foreign Currency Translation

Effective January 1, 2002, the Company adopted the recommendation of the CICA with respect to the accounting for foreign exchange gains or losses relating to translation of non-hedged long-term monetary assets and liabilities.

The effects of the change, which has been applied retroactively, are a decrease to capital assets and retained earnings as at January 1, 2002 of $23,809 (2001 — $10,095, 2000 — $868). Net income for the year ended December 31, 2001 was decreased from the amount previously reported by $13,714 (2000 — $9,227) primarily related to the unrealized foreign exchange loss of $18,660 (2000 — $11,460).

Goodwill

Effective January 1, 2002, the Company adopted the recommendations of the CICA with respect to goodwill and other intangibles. These standards require that goodwill and other intangible assets determined to have indefinite lives are no longer amortized but tested for impairment on adoption of the standard and at least annually thereafter.

Transitional impairment tests for goodwill were completed by June 30, 2002 and, as a result, a transitional impairment loss of $99,513 (net of income tax recovery of $16,000) was charged to the 2002 opening retained earnings.

2.    Acquisitions

The following are the acquisitions during the period. These acquisitions were accounted for by the purchase method and consolidated from the respective effective date of acquisition.

2000 Acquisitions

Effective January 1, 2000, the Company acquired 100% of each of Basset Direct Inc. and Corelan Communications.

Effective March 1, 2000, the Company acquired 100% of Fiola TMC, Inc.

Effective April 1, 2000, the Company acquired 80% of TargetCom LLC and 50.1% of each of Bang!Zoom LLC and E-Telligence LLC.

Effective April 30, 2000, the Company acquired 100% of Wernimont & Paullus Inc.

Effective July 31, 2000, the Company acquired 100% of Mackenzie Marketing Inc.

Effective August 1, 2000, the Company acquired 80% of Pavlika Chinnici Direct, LLC.

Effective September 1, 2000, the Company acquired 100% of Bratskeir & Company, Inc. and 60% of Interfocus Network Limited.

2001 Acquisitions

Effective January 8, 2001, the Company acquired 49% of Crispin Porter + Bogusky LLC.

Effective January 31, 2001, the Company acquired 100% of the Canadian card services business of MIST Inc.

Effective February 15, 2001, the Company acquired an additional 16% of CyberSight Acquisition Co., Inc.

Effective March 1, 2001, the Company acquired 100% of The Marketing Department LLC.

Effective June 15, 2001, the Company acquired 100% of McCool Communications.

Effective July 25, 2001, the Company acquired 79.17% of Grange Advertising Limited.

2002 Acquisitions

None.

Notes to Consolidated Financial Statements (continued)

The assets acquired and the consideration given are as follows:

December 31,	2002	2001	2000

Net assets acquired, at fair value
Assets, net of liabilities	$57	$6,862	$2,923
Goodwill	32,603	78,968	112,974

	$32,660	$85,830	$115,897

Consideration Cash and promissory notes	$—	$38,274	$65,378
Class A shares issued	—	11,200	—
Additional consideration — current year acquisitions	—	970	24,261
Additional consideration — prior year acquisitions	32,045	22,096	20,097
Other acquisition costs	615	13,290	6,161

	$32,660	$85,830	$115,897

In addition to the consideration paid by the Company in respect of its acquisitions, additional consideration may be payable based on the achievement of certain threshold levels of earnings. Based on the current year’s earnings, $34,839 (2001 — $19,804, 2000 — $44,981) of additional consideration was accrued related to current and prior year acquisitions and is reflected in accounts payable and accrued liabilities. Should specific conditions be met by certain acquired companies, approximately $3,155 of additional consideration would be accrued and paid in 2003.

3.    Interest in Jointly Controlled Entity

The Company accounts for its 49% interest in Crispin Porter + Bogusky LLC, a jointly controlled entity, using the proportionate consolidation method. The following is the Company’s proportionate share of the major components of the financial statements of the jointly controlled entity as at and for the years ended:

December 31,	2002	2001	2000

Balance Sheet
Current assets	$20,356	$8,134	$—
Long-term assets	513	591	—
Current liabilities	(20,406)	(7,967)	—
Statement of Operations
Sales	$14,919	$8,555	$—
Expenses	10,642	7,275	—

Net income	$4,277	$1,280	$—

Statement of Cash Flows
Cash provided by (used in):
Operating activities	$11,652	$(322)	$—
Investing activities	(353)	(151)	—
Financing activities	(4,588)	(556)	—

Notes to Consolidated Financial Statements (continued)

4.    Accounts Receivable

December 31,	2002	2001	2000

Receivables — Trade	$90,049	$119,358	$138,831
— Other	3,405	9,525	5,496
Unbilled work in progress	12,965	13,886	13,604

	$106,419	$142,769	$157,931

5.    Capital and Other Assets

	2002		2001		2000

		Accumulated		Accumulated		Accumulated
December 31,	Cost	Amortization	Cost	Amortization	Cost	Amortization

(a) Capital Assets
Land	$1,330	$—	$1,430	$—	$1,824	$—
Buildings	7,187	1,736	7,755	1,697	9,968	1,983
Computer, furniture and fixtures	72,529	45,235	103,326	57,062	114,484	60,653
Machinery and equipment	52,079	18,284	76,628	32,002	134,117	56,818
Leasehold improvements	17,271	8,782	22,095	10,546	30,853	13,677

	150,396	74,037	211,234	101,307	291,246	133,131

(b) Other Assets
Investments, at cost net of provisions	162	—	606	—	10,845	—
Long-term notes receivable, net of provisions of $27,505 (2001 — $20,247, 2000 — $11,300)	8,108	—	15,220	—	20,417	—
Customer acquisition costs	—	—	—	—	33,429	—
Deferred charges	3,313	2,275	19,955	11,449	24,896	11,706
Deferred finance costs	16,513	6,812	21,371	7,349	25,300	9,748
Future/Deferred income taxes	30,787	—	18,158	—	28,570	—

	58,883	9,087	75,310	18,798	143,457	21,454

	209,279	83,124	286,544	120,105	434,703	154,585

Cost less accumulated amortization		$126,155		$166,439		$280,118

Included in capital assets are assets under capital leases with a cost of $17,093 (2001 — $16,312, 2000 — $17,393) and accumulated amortization of $6,500 (2001 — $5,288, 2000 — $4,948). Long-term notes receivable (“Notes”) include $22,043, subject to provisions of $14,525, owing from current and former employees, officers and directors of the Company and its subsidiaries, of which $5,600 is on account of share purchase loans, and are secured by shares with a market value of $2,649 as at December 31, 2002. The Notes bear interest from 0% to prime plus 1/2% with no specific terms of repayment. During the year, a provision of $Nil (2001 — $3,814, 2000 — $11,300) relating to employee notes receivable has been recorded.

Notes to Consolidated Financial Statements (continued)

6.    Goodwill

Effective January 1, 2002, the Company adopted the new standards of the CICA Handbook Section 3062 for accounting for goodwill and other intangible assets. These standards require that goodwill no longer be amortized but tested for impairment, at least annually by comparison to its fair value. Pursuant to these standards, management of the Company completed the transitional impairment test as at June 30, 2002. By applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units, the Company has assessed its goodwill and has recorded a transitional impairment loss of $99,513 net of income taxes ($115,513 before income taxes) directly as a reduction to opening retained earnings (deficit) at January 1, 2002.

The original cost and accumulated amortization of goodwill as at December 31, 2001 were as follows:

Cost	$514,741
Accumulated amortization	51,995

$462,746

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

Balance, January 1, 2002	$462,746
Transitional impairment loss	(115,513)
Acquired during the year	32,603
Reduction for dispositions	(87,332)
Foreign currency translation	357

Balance, December 31, 2002	$292,861

Net income (loss), adjusted to exclude goodwill amortization expense including the related income tax effects, is as follows:

For the years ended December 31,	2002	2001	2000

Reported net income (loss)	$148,313	$(153,074)	$32,055
Add back: goodwill amortization, net of tax of $Nil (2001 — $2,808, 2000 — $1,634)	—	17,417	11,703

Adjusted net income (loss)	$148,313	$(135,657)	$43,758

Earnings (loss) per share:
Reported net income (loss) Basic	$8.68	$(9.20)	$1.73
Goodwill amortization	—	1.03	0.67

Adjusted net income (loss)	$8.68	$(8.17)	$2.40

Fully diluted	$5.87	$(9.20)	$1.49
Goodwill amortization	—	1.03	0.54

Adjusted net income (loss)	$5.87	$(8.17)	$2.03

Notes to Consolidated Financial Statements (continued)

7.   Long-term Indebtedness

December 31,	2002	2001	2000

10.5% unsecured Senior Subordinated Notes, face value US$86,433 (2001 and 2002 — US$200,000) due December 1, 2006, interest payable semi-annually	$136,357	$318,560	$299,900
Davis + Henderson, Limited Partnership term facility, due December 2004	—	80,000	—
7% convertible debentures, face value $50,000, due January 8, 2007	11,855	—	3,271
6% convertible subordinated notes	—	5,000	4,408
6.75% mortgage payable	—	—	2,531
7.84% mortgage payable, due January 2012	5,390	5,500	—
Notes payable and other bank loans	6,640	11,857	13,823
MDC credit facility, includes US$Nil (2001 — US$7,000, 2000 — US$120,470)	—	11,150	184,814
Maxxcom credit facility, includes US$24,000 (2001 — US$34,500, 2000 — US$28,300)	37,862	56,133	44,436
Maxxcom subordinated debenture, due September 2005	45,465	40,000	—

	243,569	528,200	553,183
Obligations under capital leases, interest at 6.2% to 8.4%	8,220	11,317	15,318

	251,789	539,517	568,501
Less: Current portion	6,450	12,049	9,879

	$245,339	$527,468	$558,622

Effective September 30, 2002, the Company amended its senior credit facility which provides for an aggregate maximum borrowing of up to US$40,000, of which US$25,000 has been committed, bearing interest at rates which depend on certain of the Company’s financial ratios and which vary in accordance with borrowing rates in Canada and the United States. The credit facility has a term consisting of one year plus a 364-day revolver, with the option, subject to certain consents, of a one-year extension at each anniversary date. The credit facility is secured by a general security agreement, a pledge of shares of subsidiaries and an assignment of intercompany debt.

The Maxxcom stand-alone credit facility provides for an aggregate maximum borrowing of up to $60,000 bearing interest at rates which depend on certain of Maxxcom’s financial ratios and which vary in accordance with borrowing rates in Canada and the United States. The facility is secured by a general security agreement, a pledge of shares of Maxxcom’s subsidiaries and an assignment of intercompany debt.

On July 11, 2001, Maxxcom issued a $40,000 subordinated debenture which bears interest at bankers’ acceptance plus 8%. It is secured by a general security agreement, a pledge of shares of Maxxcom’s subsidiaries and intercompany debt and is ranked second to the Maxxcom stand-alone credit facility. In connection with the debenture, Maxxcom issued five-year warrants to the debenture holder which provide for the purchase of up to 1,349,850 Maxxcom shares at a price of $9.00 per share. No value was assigned to the warrants.

In April 2002, Maxxcom reached agreements with its senior credit and subordinated debenture lenders to amend certain of its credit facilities covenants. In connection with these amendments, Maxxcom agreed to amend the exercise price of the warrants to acquire 1,349,850 Maxxcom common shares which were granted to the holders of the $40,000 subordinated debenture. The exercise price was reduced from $9.00 per share to $2.50 per share. As a result of this amendment, the Company recorded a deferred finance charge of $756, representing the estimated value of the warrants at that time.

Notes to Consolidated Financial Statements (continued)

The notes payable and other bank loans bear interest at rates ranging from prime less 0.5% to a fixed rate of 8.95% and are due between 2003 and 2010. The other bank loans are secured by a general security agreement with a specific subsidiary.

The mortgage and capital leases are secured by specific equipment, land and building.

In accordance with the Company’s accounting policy on financial instruments, the net proceeds of $47,350 of the 7% convertible debentures with the face value of $50,000 were originally allocated $14,350 to long-term indebtedness and $33,000 to other paid-in capital within shareholders’ equity. Additional amounts were capitalized annually to the equity portion of the notes in order that the equity portion of the notes equaled the face value at the estimated settlement date of January 2002. As the notes were not settled within the estimated period, the 7% convertible debentures were re-assessed in January 2002 with an allocation to long-term indebtedness from other paid-in capital representing the present value of future interest payments. Additional amounts are capitalized annually to the equity portion of the notes in order that the equity portion of the notes will equal the face value at maturity. The 7% convertible debentures are convertible at the option of the holder into Class A shares at a rate of 49.261 Class A shares per $1.00 of debenture. The 7% convertible debentures are redeemable by the Company at par. The Company may, at its option, satisfy the obligation to repay the principal amount of the debentures on redemption or at maturity in freely tradable Class A shares. The debentures are unsecured and rank subordinate to all other indebtedness.

The approximate principal portion of long-term indebtedness repayable in each of the five years subsequent to December 31, 2002 is as follows:

2003	$6,450
2004	7,337
2005	89,352
2006	141,666
2007	1,156
Thereafter	5,828

Total	$251,789

Total interest on long-term indebtedness was $28,658 (2001 — $52,727, 2000 — $51,463).

The Company’s estimate of the fair value of its long-term indebtedness is as follows:

December 31,	2002	2001	2000

Maturing within five years	$233,000	$475,000	$260,000
Maturing after five years	6,000	6,000	280,000

	$239,000	$481,000	$540,000

Notes to Consolidated Financial Statements (continued)

8.    Share Capital

The authorized share capital of the Company is as follows:

An unlimited number of Class A shares (subordinate voting shares) carrying one vote each, entitled to dividends equal to or greater than Class B shares, convertible at the option of the holder into one Class B share for each Class A share after the occurrence of certain events related to an offer to purchase all Class B shares.

An unlimited number of Class B shares carrying 20 votes each, convertible at any time at the option of the holder into one Class A share for each Class B share.

An unlimited number of non-voting preference shares issuable in series.

Changes to the Company’s issued and outstanding share capital are as follows:

	Shares	Amount

Class A
Balance, December 31, 1999	17,289,750	$153,488
Share options and warrants exercised	158,360	1,859
Shares acquired and canceled pursuant to a normal course issuer bid	(1,186,801)	(14,966)

Balance, December 31, 2000	16,261,309	140,381
Share options exercised	112,025	1,116
Shares acquired and canceled pursuant to a normal course issuer bid	(841,800)	(10,300)
Shares issued in exchange for CyberSight Acquisition Co., Inc. shares	933,337	11,200

Balance, December 31, 2001	16,464,871	142,397
Allocation from other paid-in capital upon settlement of 6% convertible subordinated notes	-—	1,943

Balance, December 31, 2002	16,464,871	$144,340

Class B
Balance, December 31, 1999	451,563	$202
Conversion to Class A shares	(1,093)	—

Balance, December 31, 2000, 2001 and 2002	450,470	$202

Series 3 Preference Shares
Balance, December 31, 1999	—	$—
Shares issued by private placement	3,800,000	—

Balance, December 31, 2000	3,800,000	—
Shares converted to CyberSight Acquisition Co., Inc. shares	(3,800,000)	—

Balance, December 31, 2001 and 2002	—	$—

Total Class A and Class B Share Capital
2002	16,915,341	$144,542

2001	16,915,341	$142,599

2000	16,711,779	$140,583

Notes to Consolidated Financial Statements (continued)

The Company has an employee share option incentive plan, which currently may grant up to 2,331,112 options to employees, officers, directors and consultants of the Company. All options granted are for a term of no more than five years from the date of grant and vest 20% on the date of grant and a further 20% on each anniversary date.

The Company has reserved a total of 4,994,166 Class A shares in order to meet its obligations under various conversion rights, warrants and employee share options. At December 31, 2002 there were 81,484 shares available for future option grants.

Information related to share option transactions over the past three years is summarized as follows:

	Options Outstanding		Options Exercisable

	Weighted	Weighted
	Average	Average
	Number	Price per	Number	Price per
	Outstanding	Share	Outstanding	Share

Balance, December 31, 1999	2,466,864	$12.06	1,184,154	$11.33
Granted	277,334	12.78
Exercised	(141,694)	11.35
Expired and canceled	(346,225)	13.25

Balance, December 31, 2000	2,256,279	12.01	1,347,556	11.46
Granted	130,000	9.19
Exercised	(112,025)	9.98
Expired and canceled	(416,409)	11.81

Balance, December 31, 2001	1,857,845	11.89	1,314,736	11.67
Granted	812,000	5.45
Expired and canceled	(420,217)	9.04

Balance, December 31, 2002	2,249,628	$10.17	1,353,344	$12.03

Share options outstanding at December 31, 2002 are summarized as follows:

		Options Outstanding		Options Exercisable

		Weighted	Weighted		Weighted
Range of		Average	Average		Average
Exercise	Number	Contractual	Price per	Number	Price per
Prices	Outstanding	Life	Share	Exercisable	Share

$3.86 - $6.00	805,000	4.7	$5.32	166,000	$5.27
$6.01 - $10.00	309,500	1.1	9.68	283,900	9.87
$10.01 - $12.00	334,811	2.4	10.90	220,377	10.97
$12.01 - $14.25	457,483	0.8	13.75	419,433	13.82
$14.26 - $18.00	342,834	1.7	16.55	263,634	16.63

Notes to Consolidated Financial Statements (continued)

The Company records no compensation expense when options are issued to employees but provides pro forma information for options granted after January 1, 2002, as disclosed in the Summary of Significant Accounting Policies. The Company estimates the fair value of each share option on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; expected volatility of 40%; expected option life of five years; and no dividend payments. Had compensation expense been recorded for employee stock option grants, the resulting pro forma net earnings and earnings per share would be as follows:

For the year ended December 31, 2002

Pro forma net income	$148,202

Pro forma earnings per share Basic	$8.67

Fully diluted	$5.87

9.    Other Paid-in Capital

December 31,	2002	2001	2000

Balance, beginning of year	$51,943	$47,956	$44,286
Allocation upon re-assessment of 7% convertible debentures (see Note 7)	(14,351)	—	—
Allocation to share capital upon settlement of 6% convertible subordinated notes	(1,943)	—	—
Allocation from retained earnings	2,496	3,987	3,670

Balance, end of year	$38,145	$51,943	$47,956

During 2002, share capital increased $1,943 representing the transfer from other paid-in capital of the expired option value associated with the 6% convertible subordinated notes which were repaid.

10.   Cumulative Translation Adjustment

This adjustment represents the net unrealized foreign currency translation gain (loss) on the Company’s net investment in self-sustaining foreign operations in the United States, the United Kingdom and Australia.

11.   Restructuring, Dispositions and Other Charges

For the years ended December 31,	2002	2001	2000

Cash charges	$(8,124)	$(21,158)	$—
Non-cash charges against specific assets	(5,404)	(166,847)	(17,811)
Gain on disposal of assets	168,581	96,393	42,200

	$155,053	$(91,612)	$24,389

During 2002, the Company disposed of its remaining interest in Davis + Henderson, A.E. McKenzie Co. Inc., The House of Questa Limited, Spectron Security Print Pty. Ltd., Ashton-Potter Packaging and CyberSight Acquisition Co., Inc. for aggregate gross proceeds of approximately $297,000. Cash charges incurred relate to expenditures associated with the postponed income trust of Custom Direct including costs incurred to settle a supply contract dispute.

Notes to Consolidated Financial Statements (continued)

During 2001, the Company identified the businesses that were core to its goal of providing outsourced services to financial institutions and developed a plan to maximize the returns in those businesses and construct an orderly exit from non-core activities. The plan included a reduction in the estimated useful life of deferred customer acquisition costs in the direct-to-consumer cheque market as a result of the absence of predictability in the direct response market, extensive cost reduction initiatives across the organization, including an approximate 15% reduction in the Company’s workforce, the exit from certain leased facilities and the provisions against specific assets connected with various non-core businesses which will be exited in the foreseeable future. The resulting restructuring charge comprised non-cash charges of $166,847 related to writedowns in customer acquisition costs and other specific assets. The Company disposed of 45.45% of Davis + Henderson for aggregate gross proceeds of approximately $172,000. Cash charges amounted to $21,158 related primarily to employee termination costs and vacated lease premise costs, of which $5,588 was paid in 2002 (2001 — $9,292) with a balance of $3,317 (2001 — $11,866) remaining in accounts payable.

12.  Income Taxes

The Company’s provision (recovery) for income taxes is comprised as follows:

For the years ended December 31,	2002	2001	2000

Current	$1,272	$645	$12,220
Future	33,782	(32,884)	(7,255)

	$35,054	$(32,239)	$4,965

Reconciliation to statutory rates is as follows:

For the years ended December 31,	2002	2001	2000

Provision for income taxes based on combined basic Canadian federal and provincial tax rate of 38.6% (2001 — 42.1%, 2000 — 44.3%)	$72,604	$(63,952)	$17,615
Increase (decrease) in taxes resulting from permanent differences
— Capital gains	(32,673)	(7,324)	(10,671)
— Other, including non-deductible goodwill charges	(4,480)	24,203	(1,979)
Losses not recognized for income tax purposes	(397)	14,834	—

Total provision (recovery)	$35,054	$(32,239)	$4,965

Disclosed on the Consolidated Statements of Operations as follows:

For the years ended December 31,	2002	2001	2000

Income taxes (recovery)	$35,054	$(28,663)	$6,599
Recovery of income taxes related to goodwill charges	—	(3,576)	(1,634)

	$35,054	$(32,239)	$4,965

Notes to Consolidated Financial Statements (continued)

The tax effects of significant items comprising the Company’s future tax assets and liabilities as at December 31 are as follows:

	2002	2001	2000

Future tax assets
Differences between book and tax basis of equity transaction costs	$1,708	$3,315	$3,778
Loss carryforwards related to equity transaction costs	1,970	8,814	8,351
Operating loss carryforwards and differences between book and tax basis	27,109	34,029	16,441

	$30,787	$46,158	$28,570

Future tax liabilities
Difference between book and tax basis of capital and other assets	$—	$—	$23,240
Operating loss carryforwards	—	—	(2,595)

	$—	$—	$20,645

At December 31, 2002, the Company has income tax loss carryforwards of approximately $27,000 which relate to the Company and certain subsidiaries, the tax benefits of which have been recognized in these financial statements. The tax loss carryforwards expire between 2004 and 2021. In addition, certain other subsidiaries have income tax loss carryforwards of approximately $30,000, the tax benefit of which have not been recognized in these financial statements.

13.  Discontinued Operations

In December 1997, the Company adopted a plan to divest its Regal Greetings & Gift and Primes de Luxe (“Regal”) operations. Accordingly, the results of Regal were reported as discontinued operations. Interest was allocated to such discontinued operations. During the second quarter of 2001, the Company recorded a provision of $40,000 to cover the anticipated loss on disposal. The Company completed the disposal of Regal in the fourth quarter of 2001 for proceeds of approximately $36,000 with no adjustment required to the provision.

For the years ended December 31,	2002	2001	2000

Sales	$—	$77,854	$80,069

Income from operations	—	—	—
Provision for loss on disposal	—	(40,000)	—

Loss from discontinued operations	$—	$(40,000)	$—

14.  Earnings per Share

Basic earnings per share has been calculated on a weighted average basis of Class A shares and Class B shares outstanding during the year and after giving effect to the net allocation to other paid-in capital related to the convertible debentures.

The calculation of fully diluted earnings per share is based upon the treasury method which the Company adopted as of January 1, 2001, pursuant to the recommendation of the CICA. The treasury method was adopted with retroactive treatment, and accordingly, the comparative year’s diluted earnings per share has been restated.

Notes to Consolidated Financial Statements (continued)

The weighted average shares outstanding during the year are as follows:

For the years ended December 31,	2002	2001	2000

Basic	16,915,341	16,885,877	17,366,704
Impact of dilutive items	8,441,677	—	4,467,388

Fully diluted	25,357,018	16,885,877	21,834,092

15.  Retirement Plans

During 2002, the Company disposed of the operations that contained defined benefit pension plans. The estimated market value of assets in the defined benefit component of the pension plans was $Nil at December 31, 2002 (2001 — $5,314, 2000 — $16,772). These assets are available to meet the estimated present value of accrued pension and other benefits obligations of $Nil at December 31, 2002 (2001 — $5,016, 2000 — $15,079).

16.  Commitments

The Company has leased real estate and equipment at the following approximate annual base rental:

2003	$16,769
2004	16,214
2005	14,486
2006	11,661
2007	7,961
Thereafter	15,671

17.  Contingent Liabilities

(a)	As at December 31, 2002, there are claims against the Company in varying amounts. It is not possible to determine the amounts that may ultimately be assessed against the Company with respect to these claims; however, management believes that any such amounts would not have a material impact on the business or financial position of the Company.

(b)	Owners of interests in certain of the Company’s subsidiaries have the right in certain circumstances to require the Company to purchase additional ownership stakes. Minority shareholders of two of the subsidiaries have given notice of their intent to exercise their right to require the Company to purchase one-third of their total respective interests in the related subsidiaries. Should these interest holders ultimately exercise the right as indicated, the Company will be required to complete the purchase in the fourth quarter of 2003. The ultimate amount payable will vary because it is dependent on future results of operations of the subject subsidiaries. Based on various assumptions as to the future results of the relevant subsidiaries, it is estimated that these obligations would be approximately $3,500.

18.  Related Party Transactions

The Company incurred fees totaling $3,800 (2001 — $5,375, 2000 — $5,530) to a company controlled by an officer of the Company in respect of services provided, including merger and acquisition, financial and administrative. In addition, the Company has a non-interest bearing note receivable of $3,000 (2001 and 2000 — $3,000) from another company controlled by the same officer.

19. Segmented Information

Based on the Company’s internal management structure, the Company’s continuing operations are in primarily two business segments — Secure Transactions and Marketing Communications through Maxxcom Inc. Secure Transactions operations provide security products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products

Notes to Consolidated Financial Statements (continued)

such as credit, debit, telephone and smart cards; secure ticketing products such as airline, transit and event tickets; and stamps, both postal and excise. Maxxcom provides a comprehensive range of communication services which include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing. The significant accounting policies of these segments are the same as those described in the Summary of Significant Accounting Policies.

	Secure
For the year ended December 31, 2002	Transactions	Maxxcom	Total

Earnings
Sales	$343,742	$599,590	$943,332

Operating income before other charges	$53,036	$26,801	$79,837

Restructuring, dispositions and other charges	155,959	(906)	155,053
Unrealized foreign exchange gain	6,702	—	6,702
Amortization	(13,623)	(11,858)	(25,481)
Interest, net	(19,699)	(8,319)	(28,018)

	129,339	(21,083)	108,256

Income before income taxes and minority interest	182,375	5,718	188,093
Income taxes	33,255	1,799	35,054

Income before minority interest	149,120	3,919	153,039
Minority interest	4,726	—	4,726

Net income for the year	$144,394	$3,919	$148,313

Total assets	$280,059	$324,727	$604,786

Expenditures on capital assets	$6,801	$5,878	$12,679

	Secure
For the year ended December 31, 2001	Transactions	Maxxcom	Total

Earnings
Sales	$516,455	$596,817	$1,113,272

Operating income before other charges	$91,462	$26,882	$118,344

Restructuring, dispositions and other charges	(77,412)	(14,200)	(91,612)
Unrealized foreign exchange loss	(18,660)	—	(18,660)
Amortization	(26,248)	(10,273)	(36,521)
Interest, net	(46,242)	(6,456)	(52,698)

	(168,562)	(30,929)	(199,491)

Loss before income taxes, goodwill charges and minority interest	(77,100)	(4,047)	(81,147)
Income taxes (recovery)	(26,098)	(2,565)	(28,663)

Loss before goodwill charges and minority interest	(51,002)	(1,482)	(52,484)
Goodwill charges	52,192	14,989	67,181
Minority interest (recovery)	(6,591)	—	(6,591)

Loss from continuing operations	(96,603)	(16,471)	(113,074)
Loss from discontinued operations	(40,000)	—	(40,000)

Net loss for the year	$(136,603)	$(16,471)	$(153,074)

Total assets	$489,733	$404,773	$894,506

Expenditures on capital assets	$18,850	$6,283	$25,133

Notes to Consolidated Financial Statements (continued)

	Secure
For the year ended December 31, 2000	Transactions	Maxxcom	Total

Earnings
Sales	$561,752	$605,030	$1,166,782

Operating income before other charges	$93,696	$33,085	$126,781

Restructuring, dispositions and other charges	24,389	—	24,389
Unrealized foreign exchange loss	(11,460)	—	(11,460)
Amortization	(30,164)	(7,023)	(37,187)
Interest, net	(47,783)	(1,675)	(49,458)

	(65,018)	(8,698)	(73,716)

Income before income taxes, goodwill charges and minority interest	28,678	24,387	53,065
Income taxes (recovery)	(1,923)	8,522	6,599

Income before goodwill charges and minority interest	30,601	15,865	46,466
Goodwill charges	8,370	3,333	11,703
Minority interest	2,708	—	2,708

Net income for the year	$19,523	$12,532	$32,055

Total assets	$730,417	$366,938	$1,097,355

Expenditures on capital assets	$25,745	$9,557	$35,302

                   Geographic Information

	2002	2001	2000

Sales
Canada	$295,062	$427,236	$501,137
United States	592,499	611,059	612,833
Other countries	55,771	74,977	52,812

Total	$943,332	$1,113,272	$1,166,782

	2002	2001	2000

Capital Assets and Goodwill
Canada	$80,976	$207,688	$312,794
United States	266,868	329,394	306,555
Other countries	21,376	35,591	48,619

Total	$369,220	$572,673	$667,968

Notes to Consolidated Financial Statements (continued)

20.	Reconciliation of Results Reported in Accordance with Generally Accepted Accounting Principles (GAAP) in Canada with United States (“U.S.”) GAAP

The following are the significant adjustments required to give effect to the differences between U.S. GAAP and Canadian GAAP which is the basis of presentation for the consolidated financial statements of the Company:

(a)	Certain deferred charges, which are capitalized under Canadian GAAP, are expensed in the period incurred under U.S. GAAP.

(b)	Under Canadian GAAP, the Company has a policy of including certain internal acquisition costs as part of the purchase price of businesses acquired. U.S. GAAP does not permit capitalization of these costs.

(c)	Under Canadian GAAP, convertible debt is allocated between debt and a separate component of shareholders’ equity with additional amounts capitalized annually to the equity portion of the debt in order that the equity portion of the debt equal the face value at maturity. Under U.S. GAAP, convertible debt remains debt until converted or extinguished and interest is charged to income in the period incurred.

(d)	Future Income Taxes

Prior to January 1, 2000, under Canadian GAAP, future / deferred tax debits were recorded only when there was reasonable assurance they would be realized. Under U.S. GAAP, such debits are recorded and then reduced through a valuation adjustment if it is more likely than not that some, or all, of the deferred tax asset will not be realized. The Company did not record a future / deferred tax asset on certain acquisitions. These acquisitions had losses and other benefits available for tax purposes amounting to $40,000 (2001 — $40,000, 2000 — $64,800). The total value of the future tax asset amounts to $15,200 (2001 — $15,200, 2000 — $28,500). For U.S. purposes, the deferred tax asset would be reduced by a valuation adjustment in the same amount.

(e)	Under Canadian GAAP, the Company reflects share purchase loans as assets based on the economic substance of the arrangement. U.S. GAAP requires that these advances be shown as contra-equity.

(f)	The Company has disclosed income before goodwill charges and minority interest which is not permitted disclosure under U.S. GAAP.

(g)	Comprehensive Income

Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, requires the disclosure of comprehensive income (loss), which consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of cumulative translation adjustments that are presented as a separate section of shareholders’ equity on the balance sheet.

Notes to Consolidated Financial Statements (continued)

(h)	Under U.S. GAAP, effective January 1, 2001, the Company would have been required to adopt SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), which requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period either in current results of operations or other comprehensive income (loss). For a derivative designated as part of a hedge transaction, where it is recorded is dependent on whether it is a fair value hedge or a cash flow hedge. For a derivative designated as a fair value hedge, the gain or loss of the derivative in the period of change and the offsetting loss or gain of the hedged item attributed to the hedged risk are recognized in results of operations. For a derivative designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently reclassified into results of operations when the hedged exposure affects results of operations. The ineffective portion of the gain or loss of a cash flow hedge is recognized currently in results of operations. For a derivative not designated as a hedging instrument, the gain or loss is recognized currently in results of operations.

The Company used interest rate and cross currency swaps to hedge a portion of its debt obligations and future interest payments. The Company had not designated these derivative instruments as hedging transactions for US GAAP purposes. The Company does not enter into derivative contracts for trading purposes. The adoption of SFAS 133 for U.S. GAAP purposes resulted in the cumulative effect of an accounting change of $9,000 as at December 31, 2001. As at December 31, 2002 all such derivative instruments had been terminated.

(i)	Investments where the Company exercises joint control have been accounted for on the proportionate consolidation basis under Canadian GAAP. In the current year, amounts reported for U.S. GAAP purposes have been revised to reflect the investment on an equity basis. This policy does not give rise to material differences in the prior years.

Recent Accounting Pronouncements

Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. The Company ceased to amortize goodwill. Instead, the Company assesses goodwill and indefinite-lived intangibles for impairment annually unless events occur that require more frequent review. The cumulative effect of a change in accounting principle for the year ended December 31, 2002 was $99,513 (net of income tax recovery of $16,000).

In April 2002, the FASB issued SFAS No. 145, Rescision of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement eliminates the current requirement that gains and losses on debt extinguishment must be classified as extraordinary items on the income statement. Instead, such gains and losses will be classified as extraordinary items only if they are deemed to be unusual and infrequent, in accordance with the current criteria under U.S. GAAP for extraordinary classification. SFAS

Notes to Consolidated Financial Statements (continued)

No. 145 eliminates an inconsistency in lease accounting by requiring that modifications of capital leases that result in reclassification as operating leases be accounted for consistent with sale-leaseback accounting rules. The statement also contains other nonsubstantive corrections to authoritative accounting literature. The changes related to debt extinguishment will be effective for fiscal years beginning after May 15, 2002, and the changes related to lease accounting will be effective for transactions occurring after May 15, 2002. Adoption of this standard will not have any immediate effect on the Company’s consolidated financial statements. The Company will apply this guidance prospectively.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The Company will adopt the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of a company’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized.

In November 2002, Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21) was issued. EITF 00-21 requires that consideration received in connection with arrangements involving multiple revenue-generating activities be measured and allocated to each separate unit of accounting in the arrangement. Revenue recognition would be determined separately for each unit of accounting within the arrangement. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the impact the adoption of EITF 00-21 will have on its consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that a liability be recorded on the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees, including indemnifications, that an entity has issued and a roll forward of the entity’s product warranty liabilities. The Company will apply the recognition provisions of FIN 45 to guarantees issued or modified after December 31, 2002. The disclosure provisions of FIN 45 are effective for financial statements of interim periods or annual periods ending after December 15, 2002.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FASB Statement No. 123.” SFAS No. 148 provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net earnings of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, this statement amends APB Opinion No. 28,

Notes to Consolidated Financial Statements (continued)

“Interim Financial Reporting,” to require disclosure about those effects in interim financial information. The amendments to SFAS No. 123 that provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation are effective for financial statements for fiscal years ending after December 15, 2002. The amendment to SFAS No. 123 relating to disclosures and the amendment to Opinion 28 is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Management currently believes that the adoption of SFAS No. 148 will not have a material impact on the financial statements because it intends to continue to apply the intrinsic value method for stock-based employee compensation.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46) which requires the consolidation of variable interest entities, as defined. FIN 46 is applicable to financial statements to be issued by the Company after 2002. Based upon our preliminary review, we do not believe that the adoption of FIN 46 will have a significant effect on the Company’s consolidated financial statements.

Notes to Consolidated Financial Statements (continued)

Operations

	2002	2001	2000

		(Restated)	(Restated)
Income (loss) from continuing operations before income taxes as reported under Canadian GAAP	$183,367	$(145,313)	$37,020
Adjustments
Gain on dispositions	5,063	—	—
Deferred charges	(211)	(2,605)	(8,997)
Costs of acquisitions	—	—	(700)
Unrealized financial derivative gain	7,000	8,000	—
Reduction of amortization	2,085	5,799	4,795
Interest on convertible debt	(2,495)	(2,679)	(2,788)

Income (loss) from continuing operations before income taxes, U.S. GAAP	194,809	(136,798)	29,510

Income taxes (recovery)
Current	1,272	645	12,220
Deferred	40,924	(29,477)	(10,259)

	42,196	(28,832)	1,961

Net income (loss) before cumulative effect of change in accounting principle	152,613	(107,966)	217,549
Cumulative effect of change in accounting principle	(99,513)	(9,000)	—

Income (loss) from continuing operations, U.S. GAAP	53,100	(116,966)	27,549
Loss from discontinued operations	—	(37,913)	—

Net income (loss), U.S. GAAP	53,100	(154,879)	27,549
Other comprehensive income, net of tax Cumulative translation adjustment	6,247	18,510	6,683

Comprehensive income (loss), U.S. GAAP	$59,347	$(136,369)	$34,232

Notes to Consolidated Financial Statements (continued)

	2002	2001	2000

		(Restated)	(Restated)
Earnings (loss) per Class A and Class B share, under U.S. GAAP, before cumulative effect of change in accounting principle:
Primary	$9.02	$(6.39)	$1.59

Diluted	$6.10	$(6.39)	$1.38

Earnings (loss) per Class A and Class B share, under U.S. GAAP, from continuing operations:
Primary	$3.14	$(6.93)	$1.59

Diluted	$2.18	$(6.93)	$1.38

Earnings (loss) per Class A and Class B share, as reported:
Primary	$3.14	$(9.17)	$1.59

Diluted	$2.18	$(9.17)	$1.38

Weighted average number of shares
Primary	16,915,341	16,885,877	17,366,704

Diluted	25,357,018	16,885,877	21,834,092

Notes to Consolidated Financial Statements (continued)

Cash Flows

Consolidated statement of cash flows under U.S. GAAP:

	2002	2001	2000

		(Restated)	(Restated)
Cash provided by (used in)
Operating activities
Operations
Income (loss) from continuing operations	$53,100	$(116,966)	$27,549
Adjustments to reconcile income (loss) from continuing operations to net cash used in operating activities
Amortization	23,396	50,964	45,549
Restructuring, dispositions and other charges, non-cash	(168,240)	166,847	17,811
Restructuring, dispositions and other charges accrued to accounts payable	(5,588)	11,866	—
Goodwill charges	—	50,517	—
Cumulative effect of change in accounting principle	99,513	9,000	—
Interest capitalized to debt	5,265	—	—
Unrealized financial derivative gain	(7,000)	(8,000)	—
Deferred income taxes	40,924	(29,477)	(10,259)
Unrealized foreign exchange loss (gain)	(6,702)	18,660	11,460
Increase (decrease) in accounts receivable	13,384	10,973	(22,831)
Increase (decrease) in accounts payable	(4,118)	(19,164)	33,161
Other	(5,390)	(3,608)	(10,496)

	38,544	141,612	91,944

Investing activities
Business investments, acquisitions and divestitures, net of cash acquired	257,669	(25,250)	(47,355)
Purchase of capital and other assets	(15,076)	(54,171)	(65,009)

	242,793	(79,421)	(112,364)

Notes to Consolidated Financial Statements (continued)

	2002	2001	2000

		(Restated)	(Restated)
Financing activities
Net advances (repayments) under lines of credit	—	—	(3,192)
Issuance of long term indebtedness	8,856	135,722	63,148
Repayment of long term indebtedness	(291,039)	(190,909)	(4,174)
Issuance (repurchase) of share capital, net of issue costs	—	(9,184)	(13,107)

	(282,183)	(64,371)	42,675

Foreign exchange gain on cash held in foreign currencies	1,160	450	3,468

Increase (decrease) in cash and equivalents	314	(1,730)	25,723
Cash and equivalents, beginning of year	59,301	61,031	35,308

Cash and equivalents, end of year	$59,615	$59,301	$61,031

Non-cash investing and financing activity:
Common stock issued for acquisitions	$—	$11,200	$—
Increase (decrease) in minority interest	—	(3,512)	16,626

Net non-cash activities related to acquisitions	$—	$7,688	$16,626

The Company’s cash equivalents are comprised of commercial paper and treasury bills with maturity dates three months or less from the date of purchase.

Notes to Consolidated Financial Statements (continued)

The following are balance sheet items which are affected by GAAP differences:

	As reported			In accordance with U.S. GAAP

	2002	2001	2000	2002	2001	2000

Current assets	$186,970	$265,321	$307,384	$166,613	$265,321	$307,384
Capital and other	126,155	166,439	280,118	147,287	159,482	266,285
Goodwill	292,861	462,746	509,853	243,827	442,045	488,621
Current liabilities	192,517	240,814	250,979	171,816	240,814	250,979
Long term indebtedness	245,339	527,468	558,622	282,849	584,468	605,943
Share capital	144,542	142,599	140,583	142,599	142,599	140,583
Other paid in capital	38,145	51,943	47,956	—	—	—
Share purchase loans	—	—	—	(5,600)	(7,503)	(8,802)
Cumulative translation adjustment	20,139	13,892	(4,618)	—	—	—
Accumulated other comprehensive income	—	—	—	20,139	13,892	(4,618)
Retained earnings (accumulated deficit)	(50,195)	(97,463)	57,832	(69,575)	(122,675)	32,204

Notes to Consolidated Financial Statements (continued)

Reconciliation of shareholders’ equity between Canadian GAAP and U.S. GAAP:

	2002	2001	2000

		(Restated)	(Restated)
Shareholders’ equity as reported in the Canadian GAAP consolidated financial statements	$152,631	$110,971	$241,753
Less: Other paid in capital	(38,145)	(51,943)	(47,956)
Capitalization of deferred charges	(6,101)	(8,505)	(11,698)
Deferred finance charges to be expensed as related debt repaid	—	—	(975)
Costs of acquisitions	(12,723)	(12,723)	(12,723)
Interest regarding convertible debt	—	(2,939)	(2,481)
Amortization of deferred finance charges	—	(2,120)	(1,590)
Share purchase loans	(5,600)	(7,503)	(8,802)
Increase in discontinued operations provision	—	—	(51)
Reduction of goodwill and deferred- income taxes due to utilization of tax benefits existing at time of acquisitions	(9,810)	(9,810)	(10,871)
Re: Amortization change	1,832	1,832	1,301
Tax effect on income statement adjustments	5,479	9,053	13,460

Shareholders’ equity according to U.S. GAAP	$87,563	$26,313	$159,367

Notes to Consolidated Financial Statements (continued)

Employee Share Option Incentive Plan

SFAS No. 123, Accounting for Stock-Based Compensation requires that the Company provide pro forma information regarding net income and earnings per share as if compensation cost for the Company’s share option plan had been determined in accordance with the fair value based method prescribed in SFAS 123. The Company estimates the fair value of each share option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions used for grants in the years ended December 31, 2002, 2001 and 2000: risk-free interest rate of 6%; expected volatility of 40%; expected option life of 5 years; and no dividend payments.

The following pro forma net income and earnings per share are presented for informational purposes and have been computed using the fair value method of accounting for share-based compensation as set forth in SFAS No. 123:

	2002	2001	2000

		(Restated)	(Restated)
Pro forma net income (loss)	$52,989	$(155,408)	$26,505

Pro forma net income (loss) per share:
Basic	$3.13	$(9.20)	$1.53

Diluted	$2.17	$(9.20)	$1.33

Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the Registrant’s disclosure controls and procedures within 90 days prior to filing of this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

Internal Controls

Since the most recent evaluation of the Registrant’s internal controls, there have not been any significant changes in the Registrant’s internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

The design of the Registrant’s system of controls and procedures is based, in part, upon assumptions about the likelihood of future events. There can be no assurance that the design of such system of controls and procedures will succeed in achieving its goals under all potential future conditions, regardless of how remote.

Principal Accountant Fees and Services

     Audit Fees

The aggregate fees billed by the Registrant’s principal accountant for each of the fiscal years 2002 and 2001 for professional services rendered by the principal accountant for the audit of the Registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for such years were Cdn$1.15 million and Cdn$1.19 million, respectively.

     Audit-Related Fees

The aggregate fees billed by the Registrant’s principal accountant for each of the fiscal years 2002 and 2001 for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above as audit fees were nil and nil, respectively.

     Tax Fees

The aggregate fees billed by the Registrant’s principal accountant for each of the fiscal years 2002 and 2001 for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were Cdn$4,000 and Cdn$18,000, respectively. Professional services provided included commodity tax advice.

     All Other Fees

The aggregate fees billed by the Registrant’s principal accountant for each of the fiscal years 2002 and 2001 for all other products and services provided by the principal accountant not described above were nil and nil, respectively.

Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all audit and non-audit services performed by the Registrant’s auditor for the fiscal year ended December 31, 2002 were pre-approved by the audit committee of the Registrant.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.   Undertaking

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file this Annual Report on Form 40-F arises, or transactions in such securities.

B.    Consent to Service of Process

     The Registrant has filed previously with the Commission a Form F-X.

EXHIBITS

     The following exhibits are filed as part of this report:

Exhibit
Number	Title

1.	Consent of BDO Dunwoody LLP
2.	Certification of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MDC CORPORATION INC.

Dated: June 23, 2003	By:	/s/ Walter Campbell
Walter Campbell Senior Vice-President, Finance

Certification
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Miles Nadal, certify that:

1.	I have reviewed this annual report on Form 40-F of MDC Corporation Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 23, 2003		/s/ Miles S. Nadal
	By:	Miles S. Nadal
	Title:	Chief Executive Officer

Certification
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Peter M. Lewis, certify that:

1.	I have reviewed this annual report on Form 40-F of MDC Corporation Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 23, 2003	/s/ Peter M. Lewis
	By:	Peter M. Lewis
	Title:	Chief Financial Officer

EXHIBIT INDEX

Page
Number	Document	Number

1	Consent of BDO Dunwoody LLP
2	Certification of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002