Form 40-F
period 2003-12-31
MDC PARTNERS INC
filed 2004-05-10
CIK 876883

SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                   FORM 40-F

     [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 2003  Commission File Number 001-13718


                               MDC PARTNERS INC.
            (Exact name of Registrant as specified in its charter)


            Ontario                            2751                   Not Applicable
(Province or other Jurisdiction    (Primary Standard Industrial     (I.R.S. Employer
of Incorporation or Organization)   Classification Code Number)    Identification No.)


                              45 Hazelton Avenue
                           Toronto, Ontario, Canada
                                    M5R 2E3
                                (416) 960-9000
  (Address and telephone number of Registrants' principal executive offices)


                            Ashton-Potter USA Ltd.
                              10 Curtwright Drive
                            Williamsville, NY 14221
                                (716) 633-2000
           (Name, address (including zip code) and telephone number
       (including area code) of agent for service in the United States)


Securities registered or to be registered pursuant to Section 12(b) of the Act.


                                            Name of each Exchange on which
     Title of each class                            Registered:
-------------------------------------------------------------------------------
                                  None


Securities registered or to be registered pursuant to Section 12(g) of the Act.

             Class A Subordinate Voting Shares, without par value


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                     None


For annual reports, indicate by check mark the information filed with this Form:

       [X] Annual information form    [X] Audited annual financial statements

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report.

        The Registrant had 18,369,451 Class A Subordinate Voting Shares
                      outstanding as at December 31, 2003

         Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such Rule.

                Yes ______ 82- ______                    No     X


         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                Yes    X                                 No _______

                   DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No. 1:      Annual Information Form for the year ended December 31,
                     2003, dated April 30, 2004.

Document No. 2:      Audited Financial Statements for the financial year ended
                     December 31, 2003, prepared in accordance with Canadian generally accepted accounting principles, and reconciled to United States generally accepted accounting principles in accordance with Item 17 of Form 20-F.

Document No. 3:      Management's Discussion and Analysis of Financial
                     Condition and Results of Operations for the year ended
                     December 31, 2003.

                                                                Document No. 1

                                MDC PARTNERS INC.







                             ANNUAL INFORMATION FORM

                                      2004






                                 April 30, 2004

                                MDC PARTNERS INC.

                          2004 ANNUAL INFORMATION FORM

                                TABLE OF CONTENTS


                                                                           Page

The Company                                                                   2
Principal Operating Subsidiaries                                              4

Business of the Company                                                       5

Business Operations of the Company
      Marketing Communications Division                                       8
      Secure Products International Division                                 13
      Financial Information Relating to Principal Business Categories        14
      Competition                                                            14
      Industry Trends                                                        15
      Employees                                                              16
      Risks                                                                  16

Dividends                                                                    16

Capital Structure                                                            17

Management's Discussion and Analysis                                         17

Market for Securities of the Company                                         17

Directors and Officers                                                       17

Conflicts of Interest                                                        18

Additional Information                                                       19

                                MDC PARTNERS INC.

                          2004 ANNUAL INFORMATION FORM


                                   THE COMPANY

MDC Partners Inc. ("MDC" or the "Company") was formed by Certificate of Amalgamation effective December 19, 1986 pursuant to the Business Corporations Act (Ontario). Effective December 19, 1986, the Company amalgamated with Branbury Explorations Limited, and thereby became a public company. The registered and principal office of the Company is located at 45 Hazelton Avenue, Toronto, Ontario, M5R 2E3, and its telephone number is (416) 960-9000. The Company has amended its articles in the following instances:

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

         (b) by Certificate of Amendment dated May 31, 1988, creating "coattail" provisions to the Class A Subordinate Voting Shares of the Company;

         (c) by Certificate of Amendment dated February 23, 1989, creating the first series of preference shares of the Company, designated as "Series 1 Preference Shares", and fixing the rights, privileges, restrictions and conditions attaching thereto;

         (d) By Certificate of Amendment dated May 12, 1989, creating the second series of preference shares of the Company, designated as "Series 2 Preference Shares" and fixing the rights, privileges, restrictions and conditions attaching thereto;

         (e) by Certificate of Amendment dated May 31, 1990, amending the preferences, rights, conditions, limitations and prohibitions attaching to the preference shares of the Corporation as a class;

         (f) by Certificate of Amendment dated May 31, 1990, amending the provisions attaching to the Company's Series 1 Preference Shares;

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

         (i) by Certificate of Amendment dated February 27, 1992, amending the provisions attaching to the Company's Series 1 Preference Shares;

         (j) by Certificate of Amendment dated January 7, 1992, clarifying the provisions attaching to the Class A Shares and the Class B Shares and redesignating the Class A Shares as "Class A Subordinate Voting Shares";

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

         (m) by Certificate of Amalgamation dated January 1, 1999, amalgamating the Company with its wholly-owned subsidiary, MDC D&H Regal Inc.;

         (n) by Certificate of Amendment dated May 28, 1999, changing its name to MDC Corporation Inc.;

         (o) by Certificate of Amendment dated March 16, 2000, creating the third series of preference shares of the Company, designated as "CyberSight-MDC Exchangeable Preference Shares" and fixing the rights, privileges, restrictions and conditions attaching thereto; and

         (p) by Certificate of Amalgamation dated January 1, 2004, amalgamating MDC Corporation Inc. with its wholly-owned subsidiary, MDC Partners Inc.

                        PRINCIPAL OPERATING SUBSIDIARIES


         The following are the principal operating subsidiaries and affiliates of the Company together with the percentage of voting securities/interests thereof which are owned, directly or indirectly, by the Company as of December 31, 2003 and the jurisdiction of incorporation/formation of each:

                    Name of Subsidiary or Affiliate               Percentage of Voting       Jurisdiction of
                                                                  Securities/Interests        Incorporation/
                                                                                                Formation
---------------------------------------------------------------------------------------------------------------
Ashton-Potter Canada Ltd.                                                 100.0                  Ontario

Ashton-Potter (USA) Ltd.                                                  100.0                  Delaware

Computer Composition of Canada Inc.                                       100.0                  Ontario

Metaca Corporation                                                        100.0                  Ontario

Placard Pty Ltd.                                                          100.0                 Australia

Pro-Image Corporation                                                     100.0                  Delaware

Maxxcom Inc.                                                              100.0                  Ontario

Accent Marketing Services, L.L.C.                                         50.1                   Delaware

Accumark Promotions Group Inc.                                            55.0                   Ontario

Allard Johnson Communications Inc.                                        54.3                   Ontario

Ambrose Carr Linton Carroll Inc.                                          100.0                  Ontario

Bratskier & Company, Inc.                                                 100.0                  New York

Bryan Mills Group Ltd.                                                    68.0                   Ontario

Colle & McVoy, Inc.                                                       100.0                 Minnesota

Crispin, Porter Bogusky, LLC                                              49.0                   Delaware

Fletcher Martin Ewing LLC                                                 70.0                   Delaware

Integrated Healthcare Communications, Inc.                                70.0                   Ontario

Interfocus Network Limited                                                100.0                  England

Mackenzie Marketing, Inc.                                                 100.0                  Delaware

Margeotes/Fertitta + Partners LLC                                         80.0                   Delaware

Northstar Research Partners Inc.                                          50.1                   Ontario

Chinnici Direct, Inc.                                                     100.0                  Delaware

Source Marketing LLC                                                      87.7                   New York

TargetCom LLC                                                             80.0                   Delaware

Veritas Communications Inc.                                               58.8                   Ontario

656712 Ontario Limited, o/a "Strategies International"                    85.0                   Ontario
---------------------------------------------------------------------------------------------------------------

                             BUSINESS OF THE COMPANY

The Company carries on business through two operating divisions: Marketing Communications Division and Secure Products International Division.

Over the last three years, the business of the Company has developed chronologically as follows:


         Date                      Development

         January 15, 2001          The Company, through Maxxcom Inc., acquired
                                   49% of Crispin Porter + Bogusky LLC ("CF+P"), a Miami-based advertising agency.

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

         March, 1, 2001            The Company, through Maxxcom Inc., acquired
                                   100% of The Marketing Department LLC, a sales promotion company located in Greenwich,
                                   Connecticut.

         April 5, 2001             Maxxcom Inc. issued 1,333,333 common shares
                                   from treasury to 1451946 Ontario Inc., a wholly-owned subsidiary of the Company, for gross proceeds of CDN$10,000,000.

         June 15, 2001             Maxxcom Inc. acquired certain assets of
                                   McCool Communications, Inc., an advertising business located in Atlanta, Georgia.

         July 25, 2001             The Company, through Maxxcom Inc., acquired
                                   79.17% of Grange Advertising Limited, an advertising and direct marketing company located in London, England.

         December 17, 2001         MDC completed the disposition of its
                                   discontinued operations, Regal, for gross proceeds of approximately CDN$36,000,000.

         December 19, 2001         The Company completed the sale of a 45.45%
                                   interest in the Canadian cheque operations of Davis + Henderson (D+H) through an income trust offering for gross proceeds of approximately CDN$250,000,000.

         January 10, 2002          The Company sold an additional 4.54% interest
                                   in Davis + Henderson, Limited Partnership, through the exercise of the underwriters' over-allotment option, for gross proceeds of approximately CDN$17,200,000.

         April 2, 2002             The Company sold its remaining 50.01%
                                   interest in Davis + Henderson, Limited
                                   Partnership for gross proceeds of
                                   approximately CDN$200,000,000.

         April 9, 2002             The Company completed the repurchase of
                                   US$112,500,000 of its 10.5% Senior
                                   Subordinated Notes due December 1, 2006 at
                                   89% of the original principal amount.

         April 30, 2002            The Company, through Maxxcom Inc., disposed
                                   of its 100% interest in Wernimont & Paullus
                                   Inc., located in Cedar Rapids, Iowa.

         May 30, 2002              The Company, through Maxxcom Inc., disposed
                                   of its 100% interest in News Canada Inc., located in Toronto, Ontario.

         June 28, 2002             The Company completed the sale of
                                   Ashton-Potter Packaging.

         July 16, 2002             Maxxcom Inc. completed a rights offering to
                                   holders of its common shares. Under the
                                   rights offering, 16,777,550 common shares were subscribed for at a price of CDN$1.60 per share resulting in total gross proceeds of CDN$26,844,000. MDC subscribed for its pro rata entitlement, an additional investment of CDN$25,000,000.

         July 19, 2002             The Company completed the sale of A.E.
                                   McKenzie Co. Inc. for gross proceeds of
                                   approximately CDN$8,000,000

         September 20, 2002        The Company completed the sale of its U.K.
                                   stamp operations.

         September 30, 2002        The Company completed the divestiture of its
                                   Australian ticketing operation.

         May 29, 2003              The Company completed an initial public
                                   offering of Custom Direct, its U.S.-based direct-to-consumer cheque operation, through
                                   Custom Direct Income Fund (the "Fund") for gross proceeds, including the exercise of the underwriters' over-allotment option, of approximately US$128,000,000. After this transaction, MDC owned a 29.6% interest in the Fund, and a 20% subordinated interest in Custom Direct.

         June 30, 2003             The Company redeemed the remaining
                                   US$86,400,000 of its 10.5% Senior Subordinate
                                   Notes due December 1, 2006 for approximately
                                   US$89,500,000.

         July 31, 2003             The Company completed the sale of its 29.6%
                                   interest in the Fund for gross proceeds of approximately US$21,300,000.

         July 31, 2003             The Company acquired the remaining 26% of
                                   Maxxcom Inc. that it did not already own by way of a plan of arrangement. Pursuant to the arrangement, Maxxcom shareholders, other than
                                   MDC, received 1 MDC Class A Subordinate
                                   Voting Share for every 5.25 Maxxcom common shares they owned, resulting in the issuance by MDC of approximately 2,470,000 Class A
                                   Subordinate Voting Shares.

         September 30, 2003        The Company acquired the remaining 15% of
                                   Metaca Corporation that it did not already own.

         December 8, 2003          The Company completed the offering of
                                   3,903,451 Adjustable Rate Exchangeable
                                   Securities due December 31, 2028 for total net proceeds of approximately CDN$31,700,000.
                                   The securities paid interest monthly at a rate equal to the actual distribution by the Fund in that month and a holder of an Exchangeable Security had the right to exchange the security for a unit of the Fund once MDC was entitled to effectively exchange its 20% ownership of Custom Direct into units of the Fund.

         January 29, 2004          The Company purchased a 60% interest in
                                   kirshenbaum bond + partners for cash
                                   consideration of approximately US$21,000,000 and share consideration of approximately
                                   US$1,800,000.

         February 13, 2004         The Company redeemed all of the Adjustable
                                   Rate Exchangeable Securities due December 31,
                                   2028 for units of the Fund, divesting of its remaining 20% ownership in Custom Direct.

         February 25, 2004         The Company's controlling shareholder, Miles
                                   Nadal, completed the conversion of 100% of the Class B multiple voting shares of the Company owned indirectly by him into Class A
                                   Subordinate Voting Shares on a one-for-one basis, without any cash or non-cash consideration.

         March 29, 2004            The Company acquired an additioanl 39.3%
                                   ownership interest in Accent Marketing
                                   Services LLC, increasing its total ownership interest in this subsidiary from 50.1% to approximately 89.4%.

         March 31, 2004            The Company acquired a 19.9% interest in
                                   Cliff Freeman & Partners LLC.

                       BUSINESS OPERATIONS OF THE COMPANY

MDC is a publicly traded international organization with operating units in Canada, the United States, the United Kingdom and Australia. MDC is a leading provider of marketing communications services, and secure transaction products and services, to customers in more than 60 countries. MDC carries on business through two operating divisions:

         i.       Marketing Communications Division; and
         ii.      Secure Products International Division

Marketing Communications Division

MDC Partners Inc. is the largest full-service marketing communications organization based in Canada. Its subsidiaries provide a comprehensive range of communications services in Canada, the United States and the United Kingdom. Marketing communication services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing.

The Marketing Communications Division operates through its integrated communications and its specialized communications companies. The Company's integrated communications operating companies are listed below.

Integrated Communications Companies

Companies comprising MDC's integrated communications businesses deliver solutions to clients using a variety of marketing communications services. By carefully analyzing the requirements of each client, they select and combine the relevant services to ensure consistency in the delivery of the client's image and brand. Because the integrated companies offer a full range of services, the solutions they deliver are client-based, not service-based. As a result, profitability is measured on a client basis, and not on a service basis.

The integrated communications companies of the Marketing Communications Division are listed below.

Allard Johnson Communications Inc.
In 1999, LBJ.FRB Communications Inc., a Marketing Communications Division operating company since 1992, merged with Allard et Associes Inc. to form Allard Johnson Communications Inc. ("Allard Johnson"). Allard Johnson is a Canadian integrated communications services agency, providing advertising, sales promotion, direct marketing and interactive services in the fields of consumer products, financial services, wellness and social marketing. Clients include Dairy Farmers of Canada, RBC Royal Bank and Wal-Mart.

Ambrose Carr Linton Carroll Inc.
Ambrose Carr Linton Carroll Inc. ("ACLC") is a Canadian integrated communications services agency, providing advertising, sales promotion, collateral, point-of-sale and direct marketing for a broad range of clients. Agency clients include Honda, Acura, Swiss Chalet, Hershey, Paramount Canada's Wonderland and Toshiba. MDC acquired ACLC in 1992.

Colle & McVoy, Inc.
Colle & McVoy, Inc. ("CMI") founded in 1935, is a U.S. full-service, integrated marketing communications services agency, providing business planning, advertising, corporate communications, direct response, public relations, interactive and sales productivity development services. Clients include 3M, Case New Holland, Cenex, the Minnesota Office of Tourism, Pfizer, Nestle, Purina, the Red Wing Shoe Company and Winnebago. CMI was purchased by MDC in 1999.

Cormark Communications Inc.
Cormark Communications Inc. ("Cormark") was launched in 1978 and was acquired by MDC in 1994. Cormark is a Canadian integrated communications services agency, providing advertising and direct marketing services to a wide variety of clients. Clients include Ayerst Animal Health, Bridgestone/Firestone Canada, Canadian Wheat Board, Ontario Lottery and Gaming Corporation and Northland Mall.

Fletcher Martin Ewing LLC.
Fletcher Martin Ewing LLC ("Fletcher Martin") was founded in 1979 and acquired by MDC in 1999. Fletcher Martin is a U.S. integrated communications services agency, providing strategic consulting, advertising, sales promotion and corporate communications services. Clients include Arby's, Mrs. Winner's/Lee's Chicken, Piccadilly Cafeterias, Precept Golf and the Suntory Water Group.

Interfocus Group Limited.
Interfocus Group Limited ("Interfocus") is an U.K. integrated communications services agency, providing brand and marketing consulting, advertising, design, sales promotion, direct marketing, new media and sponsorship services. Clients include Lloyds TSB, Panasonic, Scottish Life and Xerox. The Company acquired its interest in Interfocus in 2000.

Mackenzie Marketing, Inc.
Mackenzie Marketing, Inc. ("Mackenzie Marketing") was founded in 1997 and acquired by the Company in 2000. Mackenzie Marketing is a U.S. integrated communications services agency, providing strategic consulting, advertising, sales promotion and corporate communications services to clients primarily in the financial services industry. Clients include American Express, Best buy, Blue Cross/Green Shield, Paisley Consulting, Bank One Corporation, J.P. Morgan Chase, Transamerica Financial Institutions, U.S. Bancorp and Wells Fargo.

Margeotes/Fertitta + Partners LLC.
Margeotes/Fertitta + Partners LLC ("Margeotes/Fertitta") was founded in 1973 and acquired by MDC in 1998. Margeotes/Fertitta is a U.S. integrated communications services agency, providing advertising, sales promotion and corporate communications services to clients in the packaged goods, financial services, online services and entertainment industries. Clients include Bacardi, Godiva Chocolatier, The McGraw Hill Companies, Putnam Investments and Triton PCS.

Specialized Communications Services Companies

The companies comprising the Company's specialized communications services businesses are focused on an individual marketing communications discipline. These companies are selected by clients for their depth of expertise in their respective disciplines. Specialized communications have been traditionally labeled the "below the line" component of the marketing communications services industry. The Company's specialized communications companies are listed below.

Advertising
-----------

Cliff Freeman & Partners.
Cliff Freeman & Partners, which operates with the credo "Entertainment sells," has long been recognized for its creative brilliance and has won numerous national and international advertising awards. Cliff Freeman & Partners' inspired creative and inspired ideas have consistently helped clients at critical crossroads, launching or re-launching brands in extremely competitive environments. Current and former clients include Little Caesar's, Turner Broadcasting Systems, Mohegan Sun, Designer Shoe Warehouse, Fox Sports and The Sports Authority.

Crispin Porter + Bogusky LLC.
Crispin Porter + Bogusky LLC ("Crispin Porter"), founded in 1965, is a U.S. specialized corporate communications firm, providing advertising services to a wide variety of clients. Its clients include IKEA, Sirius Satellite Radio, MINI (a division of BMW North America), Molson U.S.A., Virgin Atlantic Airways, Burger King and the American Legacy Foundation. The Company acquired its interest in Crispin Porter in 2001.

kirshenbaum bond + partners
kirshenbaum bond + partners creates creates non-traditional marketing programs for clients through four complementary units - kirshenbaum bond (advertising, with offices in New York and San Francisco), The Media Kitchen (media management), LIME Public Relations + Promotions and Dotglu (interactive and direct marketing). Current and former clients include Verizon SuperPages, The Andrew Jergens Company, Citibank, Aadvantage, Liberty Mutual, Song Airways, Timex, Vegas.com, Cisco Systems, Wyndham Hotels & Resorts, Snapple, Kenneth Cole, Coach, Hennessy, The Meow Mix Company and Target.

Direct Marketing/Database Management
------------------------------------

Accent Marketing Services, L.L.C.
Headquartered in Jeffersonville, Indiana, and founded in 1993, Accent Marketing Services, L.L.C. ("Accent") was acquired by MDC in 1999. Accent is an international customer relationship management company that designs, develops and implements complete customer service and direct marketing campaigns to acquire, retain and develop its clients' customers. With six domestic customer contact centres and one near-shore location, Accent is experienced in providing world class inbound and outbound calling programs for Fortune 1000 companies worldwide. Accent focuses on delivering a value-added approach to customer lifecycle management, utilizing both the contact centre capabilities and the direct marketing/direct mail assets of the business. Clients include Sprint, Maytag, Murray Lawn Care, US Cellular and Whirlpool.


Chinnici Direct, Inc.
Founded in 1980, Chinnici Direct, Inc. ("Chinnici") is an U.S. specialized corporate communications firm, providing direct marketing servicing to a variety of industries. Clients include Barnes & Noble, Chase Manhattan Bank, CNA Insurance, Pantone and Reed Exhibitions. The Company acquired its interest in Chinnici in 2000.

TargetCom LLC.
TargetCom LLC ("TargetCom") was established in 1988. TargetCom is a U.S. specialized corporate communications firm, providing direct marketing services specializing in very targeted delivery of meaningful and relevant messages to customers. Clients include Citibank, Chicago Tribune, Cancer Treatment Centers of America, Transunion, U.S. Cellular and Spiegel. The Company acquired TargetCom in 2000.

Sales Promotion
---------------

Accumark Promotions Group Inc.
Accumark Promotions Group Inc. ("Accumark") is a Canadian specialized corporate communications firm providing promotional marketing services including strategic consulting, trade, sales force and consumer promotional programs, in-store merchandising and point-of-sale material, food service marketing and event marketing. Accumark was acquired by MDC in 1993. Clients include Campbell Soup Company, Kraft and Pfizer.

eSource Drive to Web Marketing LLC.
Launched in 2000, this start-up is focused on attracting new customers to e-commerce sites and encourages loyalty among existing customers of e-commerce brands. Its clients include TD Waterhouse.

Source Marketing LLC.
Source Marketing LLC ("Source") is a U.S. full-service marketing services firm, specializing in promotional, retail, event, direct and other business building marketing services. Clients include AOL, Chase Bank, Beiersdorf, Discovery, Time Warner Cable, Mattel, Reckitt Benckiser and Schering Plough. MDC acquired its interest in Source in 1998.

Corporate Communications
------------------------

Bratskeir & Company, Inc.
Bratskeir & Company, Inc. ("Bratskeir"), established in 1989, is a U.S. specialized corporate communications firm servicing a wide variety of industries. Clients include 1-800-Flowers.com, Bristol-Myers Squibb, ConAgra, Conoco-Phillips, Fox Sports, Hasbro Toys, Maybelline, and Unilever. The Company acquired Bratskeir in 2000.

Bryan Mills Group Ltd.
Bryan Mills Group Ltd. ("Bryan Mills") is a financial communications firm which provides consulting, speaker support and logistics for investment road shows and shareholder meetings and specializes in investor relations, consulting and writing for conference call scripts, quarterly reporting, print and on-line annual reports and corporate websites. Bryan Mills is the 2003 winner of "Best Canadian Annual Report" and Best Canadian Annual Report for Sustainable Development Reporting." Clients include CIBC, Four Seasons Hotels, MDS, Shoppers Drug Mart, Alliance Atlantis, ATI and Dofasco. MDC acquired its interest in Bryan Mills in 1989.

Veritas Communications Inc.
Launched in 1993, Veritas Communications Inc. is a Canadian public relations and public affairs agency, providing media relations, corporate communications and government relations to organizations in the consumer, financial and health care categories. Clients include Certified Management Accountants of Canada (CMA), Lakeport Breweries Central Park Lodges and Shire BioChem.

Research and Consulting
-----------------------

Integrated Healthcare Communications, Inc.
Integrated Healthcare Communications, Inc. ("IHC") is a Canadian specialized corporate communications firm, providing continuing medical education services to physicians, other health care providers and consumers of health care services for health care clients. Clients include GlaxoSmithKline, Merck, Pfizer and Wyeth-Ayerst. IHC joined the Company in 1997.

Northstar Research Partners Inc.
Northstar Research Partners Inc. ("Northstar") was founded in 1998 and was acquired by MDC in 1998. Northstar is a firm that provides market research and consulting services to a select group of international clients.

Branding and Corporate Identity
-------------------------------

Strategies International
Founded in 1986 and acquired by MDC in 1992, Strategies International ("Strategies") is a Canadian brand and corporate identity company, specializing in brand and corporate identity services, including packaging, branding, naming, signage and collateral materials. Clients include Tim Hortons, Parmalat North America, McNeil Consumer Healthcare, Heinz, Moosehead Breweries, Scott Paper Limited, Revlon Canada, Ganong Bros., Limited, Shur Gain Pet Food and Atlas Wine Merchants.

Other Companies
---------------

Computer Composition of Canada Inc.
Computer Composition of Canada Inc. ("Computer Composition") is an information processing company which performs data-based management, information processing, desktop publishing, text storage and typesetting activities. Computer Composition's text storage and typesetting technology allows it to produce journals, books and other documents for the legal and specialty publishing industry. Computer Composition has been in business since 1982.

Pro-Image Corporation
This company serves the U.S. market and specializes in pre-press services for publishers of educational, engineering and reference textbooks as well as technical and medical journals.


Secure Products International Division
--------------------------------------

The Secure Products International Division provides security products and services in three primary areas: electronic transaction products, such as credit, debit, telephone and smart cards; secure ticketing products, such as airline, transit and event tickets; and stamps, both postal and excise.

Electronic Transaction Products
-------------------------------

Metaca Corporation provides security card manufacturing and personalization for plastic and smart card programs. With operations in both Canada and Australia, MDC is a market leader in card solutions for a broad range of business segments including banks, credit card companies, long distance and mobile telecommunication providers, insurance companies and governments. The Australian operations consist of Placard Pty Ltd.

Secure Ticketing Products
-------------------------

MDC participates in the global secure ticketing business through its Canadian operation Mercury Graphics. Mercury Graphics manufactures secure ticketing products in three major industry segments: airline, transit and event ticketing. Mercury's clients include Air Canada, British Airways, Northwest Airlines, Virgin Atlantic Airways, Toronto Transit Commission, BC Transit, Tampa Bay Buccaneers, Detroit Red Wings, Chicago Bulls, Boston Celtics, Los Angeles Dodgers and San Francisco 49ers.

Stamps
------

The MDC stamp companies, consisting of Ashton-Potter (USA) Ltd. and Ashton-Potter Canada Limited, comprise one of the world's largest private sector manufacturers of postage stamps. The group has a long-term contract with the United States Postal Service (USPS) and produces definitive and commemorative products for Canada Post Corporation. A contract award from the USPS in 2003 establishes Ashton-Potter (USA) Ltd. as one of three private sector providers, resulting in dramatic volume increases. A large investment in equipment and technology has been made to meet these demands, positioning MDC as an industry leader in stamp production.

Financial Information Relating to Principal Business Categories
---------------------------------------------------------------

The following table is illustrative of the approximate percentage of consolidated revenues received by the Company in each of its continuing principal business categories:

                                           Percentage of Company's Consolidated
  Principal Business Category              Sales for the Fiscal Year Ended
  ------------------------------------------------------------------------------
                                              2003         2002         2001
                                              ----         ----         ----

  Marketing Communications Division            62%          44%          35%

  Secure Products International Division       37%          54%          60%

  Corporate and Other                          1%           2%           5%
                                           ------------ ------------ -----------

                                              100%         100%         100%
                                           ============ ============ ===========

Competition

Marketing Communications Division

The marketing communications industry is highly competitive. Management believes that the Perpetual Partnership(TM) model, including the value-creating capabilities of its corporate resources and the service composition of its various operating companies, provide the Company with a competitive advantage in the industry.

The operating companies of the Marketing Communications Division compete for acquisitions in the highly fragmented marketing and communications industry with large global consolidators such as Omnicom Group Inc., Interpublic Group of Companies, Inc., WPP Group plc, Publicis Group SA and Havas Advertising. MDC relies on the attributes of its Perpetual Partnership(TM) business model, including the opportunity for owners to maintain equity in the operating business and operational independence, to compete for and attract new acquisitions and to attract and retain experienced and talented professional staff.

Each of the operating companies within the Marketing Communications Division face competition from large multinational marketing communications companies operating in Canada and/or the United States, as well as numerous smaller agencies that only operate in one or more countries or local markets. The Company's operating companies must compete with these other companies to maintain existing client relationships and to obtain new clients and assignments.

The Company's operating companies compete at this level by identifying and developing sectors or niches which have historically been underserved by other marketing communications companies. These niches include the regional operations of multinational corporations and national companies with mid-sized marketing budgets.

The Company's integrated communications services companies compete principally by offering clients integrated solutions and managing a client's brand consistency across a broad range of communications services including both advertising and non-traditional services. The specialized communications companies compete principally by offering clients depth of expertise in a specialized marketing communications discipline. MDC also benefits from two-way referrals and cross-selling of services based on expertise, and the complexity and service scope of client requirements.

A company's ability to compete for new clients is affected in some instances by the policy, which many advertisers and marketers follow, of not permitting their agencies to represent competitive accounts in the same market. As a result, increasing size may limit a company's ability to compete for certain new clients. In the vast majority of cases, however, MDC's consistent maintenance of separate, independent operating companies has enabled the Company to represent competing clients.

Secure Products International Division

Competition in the Company's markets is primarily dependent upon quality, reliability and service. Price is also an important criteria, but is secondary to the initial requirement for a supplier to satisfy a potential customer that it has the proven ability to meet the primary criteria.

In both Canada and the United States, government and public corporation security products are generally awarded on the basis of competitive bidding procedures through Requests for Proposals (RFP's). These RFP's require a bidder to provide detailed information regarding price, security, manufacturing capabilities and quality control processes. These RFP submissions form the basis for the awarding of contracts. Contracts are generally awarded on a multi-year basis.

MDC is one of the largest suppliers in the Canadian card market and the number two supplier in the Australian card market. MDC's secure ticketing business has the number two market share position in secure ticketing products in North America. MDC is also one of the largest private sector stamp suppliers world-wide.


Industry Trends

Marketing Communications Division

Significant trends exist in the marketing communications industry. Historically, advertising has been the primary service provided by the industry. However, as clients aim to establish one-to-one relationships with customers, and more accurately measure the effectiveness of their marketing expenditures, specialized communications services are consuming a growing portion of marketing dollars. This is increasing the demand for a broader range of services particularly "below the line" or "non-traditional" services. As well, there is an increasing need for consistent brand communication in response to increased competition from globalization and deregulation.

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

The Company's success in this environment has been in the past and is expected to continue to be dependent on the ability to retain and attract key executive and management personnel and employees, to maintain relationships with existing clients and successfully bid on new business, and to staff projects with the expertise required.


Secure Products International Division

The continuing growth expected in the areas of e-commerce and the Internet and the imminence of the "smart card" revolution are anticipated to positively impact MDC.

In April 2003, it was announced Ashton-Potter (USA) Ltd. had been awarded a long-term contract by the United States Postal Service ("USPS") to provide definitive and commemorative postage stamp products. The USPS awarded production of all U.S. postage stamp products to three successful suppliers. The three master contracts awarded are for the printing, finishing and packaging of U.S. postage stamps with an initial base term of four years and have an aggregate estimated value (for all three contractors) of US$229 million. In addition, there are also three two-year options to the base contracts for a potential contractual term of 10 years. If all the option years are exercised, the potential value of the three contracts over the 10 years would be US$572.5 million. This contract award positions Ashton-Potter as one of the largest producers of postage stamps in the world.


Employees

As at December 31, 2003, the Company and its subsidiaries had approximately 3,200 employees.


Risks

Pages 21 to 23 of the Company's 2003 Annual Report entitled "Risks and Uncertainties" of the "Management's Discussion and Analysis" are hereby incorporated herein by reference. The "Management Discussion and Analysis" is available on SEDAR at www.sedar.com.


                                    DIVIDENDS

The Company has not declared nor paid any dividends on its Class A Subordinate Voting Shares since its incorporation. It is the present policy of the Company to retain all earnings to support the growth of its various businesses. Accordingly, it is expected that no dividends will be paid by the Company on the Class A Subordinate Voting Shares in the foreseeable future. Any future payment of dividends will be determined by the board of directors of MDC on the basis of the Company's earnings, financial requirements and other relevant factors.


                                CAPITAL STRUCTURE

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


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Pages 13 to 24 of the Company's 2003 Annual Report entitled "Management's Discussion and Analysis" are hereby incorporated herein by reference. The "Management Discussion and Analysis" is available on SEDAR at www.sedar.com.


                      MARKET FOR SECURITIES OF THE COMPANY

The Company's outstanding Class A Subordinate Voting Shares are listed and posted for trading on the Toronto Stock Exchange in Canada and on the Nasdaq National Market in the United States. The Company's outstanding Convertible Debentures are listed and posted for trading on the Toronto Stock Exchange.


                             DIRECTORS AND OFFICERS

The section entitled "Election of Directors" contained on pages 4 to 6 of the Company's Management Information Circular dated April 30, 2004 for use in connection with the Company's annual and special meeting of shareholders to be held on June 9, 2004, is hereby incorporated herein by reference. The Company's Management Information Circular is available on SEDAR at www.sedar.com.

The following table sets forth certain information with respect to each of the officers of the Company:


Name and
Municipality of Residence                   Office


Miles S. Nadal                              Chairman, President and Chief
Nassau, Bahamas                             Executive Officer

Peter M. Lewis                              Vice Chairman
Toronto, Ontario

Graham L. Rosenberg                         Managing Director
Toronto, Ontario

Robert E. Dickson                           Managing Director
Toronto, Ontario

Walter Campbell                             Chief Financial Officer and
Ajax, Ontario                               Corporate Secretary

Charles K. Porter                           Chief Strategist
Miami, Florida

Glenn Gibson                                Senior Vice President, Finance
Richmond Hill, Ontario

Stephanie Ivy                               Vice President, Finance
Oshawa, Ontario

Maria Pappas                                Assistant Secretary
Toronto, Ontario


As of April 30, 2004, the directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over approximately 22% of the outstanding Class A Subordinate Voting Shares and none of the outstanding Class B Shares.


                              Conflicts of Interest

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


                             ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, 10% securityholders, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Management Information Circular dated April 30, 2004, which involves the election of directors. The Company's Management Information Circular is available on SEDAR at www.sedar.com. Additional financial information is provided in the Company's comparative financial statements for 2003. A copy of such documents may be obtained upon written request from the Secretary of the Company.

The Company will provide to any person or company upon request to the Corporate Secretary of the Company:

(a) when the securities of the Company are in the course of distribution under a preliminary short form prospectus or a short form prospectus:

         (i) one copy of the Company's annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

         (ii) the comparative consolidated financial statements of the Company for the Company's most recently completed financial year together with the accompanying report of the Company's auditors thereon;

         (iii) one copy of any interim financial statements of the Company subsequent to the financial statements of the Company's most recently completed financial year;

         (iv) one copy of the information circular of the Company in respect of the Company's most recent annual meeting of shareholders that involved the election of directors; and

         (v) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iv) above; or

(b)      at any other time, one copy of any other documents referred to in (a)
         (i), (ii), (iii) and (iv) above, provided the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

                                                                Document No. 2

                            MDC PARTNERS INC.
                            CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001


                                                                        CONTENTS
--------------------------------------------------------------------------------

       AUDITORS' REPORT                                                      2

       CONSOLIDATED FINANCIAL STATEMENTS

         Consolidated Balance Sheets                                         3

         Consolidated Statements of Retained Earnings (Deficit)              4

         Consolidated Statements of Operations                               5

         Consolidated Statements of Cash Flows                               6

         Summary of Significant Accounting Policies                       7-11

         Notes to Consolidated Financial Statements                      12-41

================================================================================

                                                                AUDITORS' REPORT


--------------------------------------------------------------------------------

TO THE DIRECTORS OF
MDC PARTNERS INC.

We have audited the consolidated balance sheets of MDC Partners Inc. as at December 31, 2003, 2002 and 2001 and the consolidated statements of retained earnings, operations and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003, 2002 and 2001 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

On February 24, 2004, we reported separately to the shareholders of MDC Partners Inc. on financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles without the additional note of Reconciliation of Results Reported in Accordance with Generally Accepted Accounting Principles in Canada with United States Generally Accepted Accounting Principles.







Chartered Accountants

Toronto, Ontario
May 3, 2004


============================================================================================================
                                                                                         MDC Partners Inc.
                                                                               Consolidated Balance Sheets
                                                                            (in thousands of U.S. dollars)

December 31                                                          2003             2002             2001
------------------------------------------------------------------------------------------------------------

Assets

Current
      Cash and cash equivalents                                 $  71,879      $    37,788      $    37,231
      Accounts receivable (Note 4)                                 80,979           67,457           89,634
      Inventory                                                     6,795            7,005           14,617
      Prepaid expenses and sundry                                   5,068            6,266            7,514
      Future income taxes                                               -                -           17,579
                                                           -------------------------------------------------
                                                                  164,721          118,516          166,575
Capital and other assets (Note 5)                                  80,152           79,967          104,494
Goodwill (Note 6)                                                 103,538          185,637          290,524
                                                           -------------------------------------------------
                                                                $ 348,411      $   384,120      $   561,593
============================================================================================================

Liabilities and Shareholders' Equity

Current
      Accounts payable and accrued liabilities                  $  91,289      $    82,874      $   112,757
      Deferred acquisition consideration                            1,113           23,966           15,943
      Deferred revenue                                             13,516           11,104           14,924
      Current portion of long-term indebtedness (Note 7)           18,646            4,088            7,565
                                                           -------------------------------------------------
                                                                  124,564          122,032          151,189
Long-term indebtedness (Note 7)                                   102,112          155,514          331,158
                                                           -------------------------------------------------
                                                                  226,676          277,546          482,347
                                                           -------------------------------------------------
Minority interest                                                   2,533            9,824            9,576
                                                           -------------------------------------------------

Shareholders' equity
      Share capital (Note 8)                                      117,292           96,407           95,111
      Contributed surplus (Note 9)                                  3,272                -                -
      Other paid-in capital (Note 10)                              30,851           24,179           32,687
      Cumulative translation adjustment (Note 11)                 (4,953)            7,858            3,447
      Retained earnings (Deficit)                                (27,260)          (31,694)         (61,575)
                                                           -------------------------------------------------
                                                                  119,202           96,750           69,670
                                                           -------------------------------------------------
                                                                $ 348,411      $   384,120      $   561,593
============================================================================================================

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.


On behalf of the Board:

                                                                 Director
-----------------------------------------------------------------
Thomas N. Davidson

                                                                 Director
-----------------------------------------------------------------
Guy P. French


======================================================================================================================
                                                                                                   MDC Partners Inc.
                                                                                          Consolidated Statements of
                                                                                         Retained Earnings (Deficit)
                                                                                               (in thousands of U.S.
                                                                                                            dollars)

For the years ended December 31                                               2003              2002             2001
----------------------------------------------------------------------------------------------------------------------

Retained earnings (deficit), beginning of year
     as previously reported                                            $  (31,694)       $  (46,105)        $  45,300

Impact of change in accounting for foreign currency
      translation (Note 1)                                                      -           (15,470)           (6,732)

Impact of transitional goodwill impairment charge (Note 1)                      -           (62,477)                -
                                                                  ----------------------------------------------------
Opening retained earnings (deficit), as restated                          (31,694)         (124,052)           38,568

Net income (loss) for the year                                             11,042            93,334           (98,710)
                                                                  ----------------------------------------------------
                                                                          (20,652)          (30,718)          (60,142)

Premium paid on repurchase of Class A shares                               (5,531)                -                -

Allocation to other paid-in capital,
  net of income tax recovery of
  $615 (2002 - $616, 2001 - $1,139)                                        (1,077)             (976)           (1,433)
                                                                  ----------------------------------------------------

Retained earnings (deficit), end of year                               $  (27,260)       $  (31,694)      $   (61,575)
======================================================================================================================

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.



=======================================================================================================================
                                                                                                     MDC Partners Inc.
                                                                                Consolidated Statements of Operations
                                                                                         (in thousands of U.S.dollars,
                                                                                             except per share amounts)

For the years ended December 31                                                2003              2002             2001
-----------------------------------------------------------------------------------------------------------------------
Gross billings                                                           $  556,310      $    600,273     $   718,189
                                                                   ====================================================

Revenues                                                                 $  312,716      $    387,765     $   509,747

Operating costs                                                             276,157           333,139         429,945
                                                                   ----------------------------------------------------

Operating income before other income (charges)                               36,559            54,626          79,802
                                                                   ----------------------------------------------------

Other income (charges)
     Net gain on asset dispositions and other charges (Note 12)              10,260            97,288         (59,212)
     Unrealized foreign exchange gain (loss)                                      -             4,380         (12,034)
     Amortization                                                           (12,617)          (16,171)        (23,717)
     Interest, net                                                          (11,502)          (17,810)        (34,070)
     Income participation of minority partners (Note 13)                     (6,113)           (3,927)         (3,644)
                                                                   ----------------------------------------------------
                                                                            (19,972)           63,760        (132,677)
                                                                   ----------------------------------------------------
Income (loss) before income taxes, goodwill
   charges and minority interest                                             16,587           118,386         (52,875)

Income taxes (recovery) (Note 14)                                             6,589            22,020         (18,414)
                                                                   ----------------------------------------------------

Income (loss) before goodwill charges
   and minority interest                                                      9,998            96,366         (34,461)

Goodwill charges, net of income tax recovery
     of $Nil (2002 - $Nil, 2001 - $2,306)                                         -                 -          42,999
Minority interest (recovery)                                                 (1,044)            3,032          (4,178)
                                                                   ----------------------------------------------------
Income (loss) from continuing operations                                     11,042            93,334         (73,282)

Loss from discontinued operations (Note 15)                                       -                 -         (25,428)
                                                                   ----------------------------------------------------

Net income (loss) for the year                                            $  11,042      $     93,334     $   (98,710)
                                                                   ====================================================
Earnings per share (Note 16)
  Income (loss) from continuing operations
     Basic                                                                $   0.55       $       5.46     $     (4.43)
                                                                   ====================================================
     Diluted                                                              $   0.49       $       3.70     $     (4.43)
                                                                   ====================================================

Net income (loss)
     Basic                                                                $   0.55       $      5.46      $     (5.93)
                                                                   ====================================================
     Diluted                                                              $   0.49       $      3.70      $     (5.93)
                                                                   ====================================================

=======================================================================================================================

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.



==========================================================================================================================
                                                                                                       MDC Partners Inc.
                                                                                                 Consolidated Statements
                                                                                                           of Cash Flows
                                                                                           (in thousands of U.S. dollars)

For the years ended December 31                                                        2003            2002          2001
--------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in)

Operating activities
      Income (loss) from continuing operations                                    $  11,042       $  93,334    $  (73,282)
      Items not involving cash
          Asset dispositions and other charges                                      (20,272)       (102,667)      107,002
          Other charges - accrued (paid)                                               (949)         (3,545)        7,653
          Unrealized foreign exchange loss (gain)                                         -          (4,380)       12,034
          Goodwill writedown                                                         10,012               -        32,579
          Amortization                                                               12,617          16,171        36,606
          Future income taxes                                                         5,461          20,969       (21,207)
          Interest capitalized                                                        4,557           3,368             -
          Minority interest and other                                                (1,227)            153        (3,869)
                                                                            ----------------------------------------------
                                                                                     21,241          23,403        97,516
      Changes in non-cash working capital                                            (1,981)          2,023        (3,357)
                                                                            ----------------------------------------------
Cash flows from operating activities                                                 19,260          25,426        94,159
                                                                            ----------------------------------------------

Investing activities
      Proceeds on dispositions (acquisitions), net                                   87,107         161,302       (16,884)
      Capital assets, net                                                           (18,421)         (8,058)      (16,209)
      Other assets, net                                                               4,541          (1,639)      (20,407)
                                                                            ----------------------------------------------
Cash flows from (used in) investing activities                                       73,227         151,605       (53,500)
                                                                            ----------------------------------------------

Financing activities
      Proceeds on issuance of long-term indebtedness                                 37,472           5,955        87,229
      Repayment of long-term indebtedness                                           (90,784)       (188,521)     (125,529)
      Issuance of share capital                                                       3,031               -           732
      Repurchase of share capital                                                   (13,662)              -        (6,727)
                                                                            ----------------------------------------------
Cash flows from (used in) financing activities                                      (63,943)       (182,566)      (44,295)
                                                                            ----------------------------------------------

Foreign exchange gain on cash held in foreign currencies                              5,547           6,092           166
                                                                            ----------------------------------------------

Increase (decrease) in cash and
      cash equivalents during the year                                               34,091             557        (3,470)

Cash and cash equivalents, beginning of year                                         37,788          37,231        40,701
                                                                            ----------------------------------------------

Cash and cash equivalents, end of year                                            $  71,879       $  37,788      $ 37,231
==========================================================================================================================

Supplemental cash flow information

      Cash paid for interest                                                      $   7,136       $  16,310      $ 33,232
                                                                            ==============================================
      Cash paid (recovered) for income taxes                                      $  (2,087)      $    (380)     $  6,385
==========================================================================================================================

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.


================================================================================

                                                               MDC PARTNERS INC.
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

NATURE OF BUSINESS                    MDC Partners Inc., formerly MDC
                                      Corporation Inc., is incorporated under
                                      the laws of Ontario. The Company commenced using the name MDC Partners Inc. on November 1, 2003 and legally changed its name through amalgamation with a wholly-owned subsidiary on January 1,
                                      2004. The Company's operations are in
                                      primarily two business segments -
                                      Marketing Communications and Secure
                                      Products International.

PRINCIPLES OF CONSOLIDATION           The financial statements include
                                      the accounts of the Company and
                                      any effectively controlled subsidiary
                                      companies and are prepared in conformity with generally accepted accounting principles in Canada. Interests in joint ventures are recorded using the proportionate consolidation method.
                                      Acquisitions are consolidated from the
                                      effective date of acquisition with
                                      intercompany transactions and accounts
                                      eliminated upon consolidation.

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

CAPITAL ASSETS                        Capital assets are recorded at cost.
                                      Amortization is provided as follows:

                                      Buildings                            - 4-5% straight-line
                                      Computer, furniture and fixtures     - 20-50% declining balance
                                      Machinery and equipment              - 10-20% declining balance
                                      Leasehold improvements               - straight-line over term of
                                                                             the lease

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

FUTURE INCOME TAXES                   The Company uses the liability
                                      method of tax allocation for
                                      accounting for income taxes. Under the
                                      liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

================================================================================
                                                               MDC PARTNERS INC.
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

FOREIGN CURRENCY
TRANSLATION                           Historically, the Company's consolidated
                                      financial statements have been presented in Canadian dollars. In order to more fully reflect the U.S. nature of the Company's business and shareholder base, and to improve investors' ability to compare the Company's results with those of most other publicly traded businesses in the marketing communications industry, which also report in U.S. dollars, the U.S. dollar was adopted as the Company's reporting currency effective September 30,
                                      2003. The functional currencies of each of the Company's operations are unchanged.
                                      The consolidated financial statements and notes thereto have been restated in U.S.
                                      dollars for all periods presented.

                                      With the exception of the Company's
                                      foreign subsidiaries, foreign currency
                                      assets and liabilities carried at current prices are translated into Canadian dollars using the rate of exchange in effect at the year end; other foreign currency assets and liabilities are translated using the rates of exchange in effect at the dates of the transaction; long-term monetary assets and liabilities with a fixed term which have been hedged are translated using the rate per the hedge agreements; revenue and expense items are translated at the average monthly rate of exchange for the year, except for amortization of capital and other assets which is translated at the historical rates of the related assets. The asset and liability accounts of foreign subsidiaries self-sustaining operations are translated using the rate of exchange in effect at the year end and revenues and expenses are translated at the average monthly rates during the year.

                                      The unrealized foreign exchange gains and losses on translation of the accounts of foreign subsidiaries are reflected as a separate component of shareholders' equity.

                                      Effective January 1, 2002, the Company
                                      adopted the recommendations of the
                                      Canadian Institute of Chartered
                                      Accountants ("CICA") with respect to the accounting for foreign exchange gains or losses relating to translation of non-hedged long-term monetary assets and liabilities. Previously such gains or losses were deferred and amortized over the remaining term of the related assets or liabilities. The Institute now requires that exchange gains or losses arising on translation of all non-hedged monetary items be included in the determination of net income for the current period. The accounting policy change has been applied retroactively with restatement of prior periods as recommended by the CICA (see note 1).

================================================================================

                                                              MDC PARTNERS INC.
                                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DECEMBER 31, 2003, 2002 AND 2001
-------------------------------------------------------------------------------

FOREIGN CURRENCY
TRANSLATION (CONTINUED)               Effective July 1, 2002, management
                                      designated the Company's 10.5% U.S. Senior
                                      Subordinated Notes ("Notes") as a hedge
                                      against the foreign exchange exposure of the Secure Transactions U.S. operations.
                                      The hedge is applied prospectively from
                                      the effective date whereby any foreign
                                      exchange translation adjustment of the
                                      Notes will reduce any offsetting foreign exchange translation adjustment of the
                                      U.S. operations, the net of which is
                                      reflected in the cumulative translation
                                      account within shareholders' equity.

                                      All other foreign exchange gains and
                                      losses are included in net income or loss in the current period.

GOODWILL Goodwill represents the price paid for acquisitions in excess of the fair market value of net assets acquired. Effective January 1, 2002, the Company adopted the recommendations of the CICA with respect to goodwill and other intangibles. These standards require that goodwill and other intangible assets determined to have indefinite lives are no longer amortized but tested for impairment on adoption of the standard and at least annually thereafter. Transitional impairment tests for goodwill were completed as at June 30, 2002 and, as a result, a transitional impairment loss was charged to opening retained earnings (see note 1). Prior to 2002, the Company amortized goodwill on a straight-line basis over periods ranging from 10 to 40 years. Goodwill arising on acquisitions completed after June 30, 2001 was not amortized.

REVENUE RECOGNITION                   Revenue is recognized using the percentage
                                      of completion method with respect to
                                      contracts having a specified time period for the performance of the service.
                                      Percentage of completion is determined
                                      based either on (a) the fair value of the project at each particular stage relative to its total fair value on completion, or,
                                      (b) based on costs incurred to date
                                      relative to the expected total costs to be incurred upon completion. Work in progress is estimated as the portion of revenue which has been earned but not billed.
                                      Customer billings in advance are recorded as deferred revenue. Potential losses, if any, on work in progress are provided for as soon as the possibility of a loss becomes apparent.

                                      All other revenue is recorded when the
                                      service is completed and/or the product is delivered.

================================================================================
                                                               MDC PARTNERS INC.
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

FINANCIAL INSTRUMENTS                 The Company's financial instruments
                                      consist of cash and short-term
                                      investments, accounts receivable, accounts payable and accrued liabilities, long-term indebtedness and derivative financial instruments. The Company has used derivative financial instruments to manage its exposure to market risks relating to interest rates and foreign currency exchange rates. At December 31, 2003, the
                                      Company was not party to any derivative
                                      financial instrument.

CREDIT RISK                           The Company's financial assets that are
                                      exposed to credit risk consist primarily of cash, accounts receivable and derivative financial instruments. The
                                      Company, in its normal course of business, is exposed to credit risk from its customers.

FAIR VALUE                            The fair value of long-term indebtedness
                                      (see note 7) that bears interest at fixed rates is based on its quoted market price or on discounted future cash flows using rates currently available for debt of similar terms and maturities if the quoted market price was not available. The fair value of other financial instruments, cash and short-term investments, accounts receivable, bank indebtedness and accounts payable and accrued liabilities, approximates carrying value due to their short-term maturities.

INTEREST RATE RISK                    The Company's principal exposure to
                                      interest rate fluctuations is with respect to certain of its long-term indebtedness, which bear interest at floating rates.

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

================================================================================
                                                               MDC PARTNERS INC.
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


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

                                      During the fourth quarter of 2003, the
                                      Company decided to adopt the fair value
                                      based method of accounting for all its
                                      stock-based compensation. The Company
                                      adopted these changes using the
                                      prospective application transitional
                                      alternative. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after January 1, 2003. When the awards are exercised, share capital is credited by the sum of the consideration paid together with the related portion previously credited to contributed surplus when costs were charged against income or acquisition consideration.

                                      Prior to January 1, 2003, the Company did not use the fair value method to account for employee stock-based compensation plans but disclosed pro forma information for options granted after January 1, 2002 (see note 8). Furthermore the Company recorded no compensation expense when options were issued to employees, and any consideration paid by employees on the exercise of options was credited to share capital.

ACCOUNTING ESTIMATES                  The preparation of financial statements in
                                      accordance with generally accepted
                                      accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

================================================================================
                                                               MDC PARTNERS INC.
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                  (IN THOUSANDS OF U.S. DOLLARS,
                                                       EXCEPT PER SHARE AMOUNTS)
DECEMBER 31, 2003, 2002, 2001
--------------------------------------------------------------------------------

1.       CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

         FOREIGN CURRENCY TRANSLATION

         Effective January 1, 2002, the Company adopted the recommendation of the CICA with respect to the accounting for foreign exchange gains or losses relating to translation of non-hedged long-term monetary assets and liabilities.

         The effects of the change, which has been applied retroactively, are a decrease to capital assets and retained earnings as at January 1, 2002 of $15,470 (2001 - $6,732). Net income for the year ended December 31, 2001 was decreased from the amount previously reported by $8,732 primarily related to the unrealized foreign exchange loss of $12,034.

         GOODWILL

         Effective January 1, 2002, the Company adopted the recommendations of the CICA with respect to goodwill and other intangibles. These standards require that goodwill and other intangible assets determined to have indefinite lives are no longer amortized but tested for impairment on adoption of the standard and at least annually thereafter.

         Transitional impairment tests for goodwill were completed by June 30, 2002 and, as a result, a transitional impairment loss of $62,477 (net of income tax recovery of $10,045) was charged to the 2002 opening retained earnings.


2.       ACQUISITIONS

         The following are the acquisitions during the period. These acquisitions were accounted for by the purchase method and consolidated from the respective effective date of acquisition.

         2001 Acquisitions:
         ------------------

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

         Effective February 15, 2001, the Company acquired an additional 16% of CyberSight Acquisition Co., Inc.

         Effective March 1, 2001, the Company acquired 100% of The Marketing Department LLC.

         Effective June 15, 2001, the Company acquired 100% of McCool Communications.

         Effective July 25, 2001, the Company acquired 79.17% of Grange Advertising Limited.

         2002 Acquisitions:
         ------------------

         None.

================================================================================
                                                               MDC PARTNERS INC.
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                  (IN THOUSANDS OF U.S. DOLLARS,
                                                       EXCEPT PER SHARE AMOUNTS)
DECEMBER 31, 2003, 2002, 2001
--------------------------------------------------------------------------------

2.       ACQUISITIONS (CONTINUED)

         2003 Acquisitions:
         ------------------

         Effective January 1, 2003, the Company acquired the remaining 5.96% of Colle & McVoy, Inc. that it did not already own.

         Effective March 31, 2003, the Company acquired an additional 1.52% of Allard Johnson Communications Inc. to own 54.3%.

         Effective July 31, 2003, the Company acquired the remaining 26% of Maxxcom Inc. ("Maxxcom") that it did not already own through a plan of arrangement (the "privatization of Maxxcom").

         Effective August 15, 2003, the Company acquired the remaining 38.7% of Interfocus Network Ltd. that it did not already own.

         Effective September 30, 2003, the Company acquired the remaining 15% of Metaca Corporation that it did not already own.

         Effective October 1, 2003, the Company acquired an additional 6.17% of Source Marketing, LLC to own 87.67%.

         The assets acquired and the consideration given are as follows:

                                                                                     DECEMBER 31,
                                                    ---------------------------------------------
                                                              2003          2002             2001
                                                    ---------------------------------------------
         Net assets acquired, at fair value
                Assets, net of liabilities           $         219     $      36       $    4,425
         Reduction in minority interest                      6,844             -                -
         Goodwill                                           25,691        20,774           50,927
                                                    ---------------------------------------------
                                                     $      32,754     $  20,810       $55,352
                                                    =============================================

         Consideration
                Cash and promissory notes            $       6,215     $       -          $24,552
                Class A shares issued                       24,199             -            7,353
                Fair value of stock options and
                   Warrants issued                           1,900             -                -
                Additional consideration -
                   current year acquisitions                     -             -              626
                Additional consideration -
                   prior year acquisitions                     698        20,418           14,250
                Recovery of consideration -
                   prior year acquisitions                  (4,176)            -                -
                Other acquisition costs                      3,918           392            8,571
                                                    ---------------------------------------------
                                                     $      32,754     $  20,810       $   55,352
                                                    =============================================

         In addition to the consideration paid by the Company in respect of its acquisitions, additional consideration may be payable based on the achievement of certain threshold levels of earnings. Based on the current year's earnings, $698 (2002 - $12,553, 2001 - $28,240) of additional consideration was accrued related to current and prior year acquisitions and is reflected in deferred acquisition consideration (see note 12). No additional consideration will be incurred on current and prior year acquisitions.

======================================================================================================================
                                                                                               MDC Partners Inc.
                                                                      Notes to Consolidated Financial Statements
                                                                                  (in thousands of U.S. dollars,
                                                                                       except per share amounts)
December 31, 2003, 2002, 2001
-----------------------------------------------------------------------------------------------------------------------

3.    Interest in Jointly Controlled Entity

      The Company accounts for its 49% interest in Crispin Porter + Bogusky LLC, a jointly controlled entity, using the proportionate consolidation method. The following is the Company's proportionate share of the major components of the financial statements of the jointly controlled entity as at and for the years ended December 31, 2003, 2002 and 2001:

      Balance Sheet                                                          2003               2002              2001
                                                                -------------------------------------------------------
      Current assets                                                   $   18,739         $   12,903         $   5,106
      Long-term assets                                                      2,641                325               371
      Current liabilities                                                 (16,965)           (12,935)           (5,001)
      Long-term liabilities                                                  (867)                 -                 -

      Statement of Operations                                                2003               2002              2001
                                                                -------------------------------------------------------
      Gross billings                                                   $   58,143         $   32,051         $  13,893
                                                                -------------------------------------------------------

      Revenues                                                         $   13,491         $    9,506         $   5,517
      Expenses                                                              9,066              6,680             4,595
                                                                -------------------------------------------------------
      Income before income taxes                                            4,425              2,826               922
      Income taxes                                                          1,666              1,064               347
                                                                -------------------------------------------------------
      Net income                                                       $    2,759         $    1,762         $     575
                                                                -------------------------------------------------------

      Statement of Cash Flows                                                2003               2002              2001
                                                                -------------------------------------------------------
      Cash provided from (used in):
      Operating activities                                             $    2,385         $    7,486         $    (208)
      Investing activities                                                 (1,600)              (224)              (97)
      Financing activities                                                 (1,170)            (3,008)             (359)

-----------------------------------------------------------------------------------------------------------------------

4.    Accounts Receivable
                                                                                                          December 31,
                                                                -------------------------------------------------------
                                                                             2003               2002              2001
                                                                -------------------------------------------------------

      Receivables        - Trade                                       $   66,867         $   57,081         $  74,936
                         - Other                                            3,655              2,158             5,980
      Unbilled work in progress                                            10,457              8,218             8,718
                                                                -------------------------------------------------------
                                                                       $   80,979         $   67,457         $  89,634
                                                                -------------------------------------------------------

===============================================================================================================================
                                                                                                             MDC Partners Inc.
                                                                                    Notes to Consolidated Financial Statements
                                                                                                (in thousands of U.S. dollars,
                                                                                                     except per share amounts)
December 31, 2003, 2002, 2001
-------------------------------------------------------------------------------------------------------------------------------

5. Capital and Other Assets

                                    -------------------------------------------------------------------------------------------
                                                            2003                         2002                             2001
                                    -------------------------------------------------------------------------------------------
                                                     Accumulated                  Accumulated                      Accumulated
                                           Cost     Amortization        Cost     Amortization           Cost      Amortization
                                    -------------------------------------------------------------------------------------------
   (a) Capital Assets

       Land                            $  1,026         $      -   $     843       $        -      $     898        $        -
       Buildings                          5,570            1,513       4,556            1,100          4,869             1,065
       Computer, furniture
         and fixtures                    46,276           32,454      45,974           28,673         64,871            35,825
       Machinery and equipment           32,233           12,426      33,012           11,590         48,109            20,092
       Leasehold improvements            12,897            6,943      10,948            5,567         13,872             6,621
                                    -------------------------------------------------------------------------------------------
                                         98,002           53,336      95,333           46,930        132,619            63,603
                                    -------------------------------------------------------------------------------------------
  (b)  Other Assets

       Investments, at cost
         net of provisions               17,844                -         103                -            380                 -
       Long-term notes receivable,
         net of provisions of
         $8,326 (2002 - $17,435,
         2001 - $12,712)                  1,749                -       5,139                -          9,555                 -
       Deferred charges                   2,708            1,698       2,100            1,442         12,528             7,188
       Deferred finance costs             6,726            4,423      10,467            4,318         13,417             4,614
       Future income taxes               12,580                -      19,515                -         11,400                 -
                                    -------------------------------------------------------------------------------------------
                                         41,607            6,121      37,324            5,760         47,280            11,802
                                    -------------------------------------------------------------------------------------------
                                        139,609           59,457     132,657           52,690        179,899            75,405
                                    -------------------------------------------------------------------------------------------
       Cost less accumulated
         amortization                                   $ 80,152                   $   79,967                       $  104,494
                                    -------------------------------------------------------------------------------------------

Investments include $16,876 related to shares of Custom Direct, Inc. which were exchanged into units of Custom Direct
Income Fund ("Fund") on February 13, 2004. The units of the Fund were then applied in full settlement of the Company's adjustable rate exchangeable securities (see Note 7).

Included in capital assets are assets under capital leases with a cost of $11,682 (2002 - $10,835, 2001 - $10,241) and accumulated amortization of $5,089 (2002 - $4,120, 2001 - $3,320). Long-term notes receivable ("Notes") include $10,075, subject to provisions of $8,326, owing from current and former employees, officers and directors of the Company and its subsidiaries. The Notes are non-interest bearing with no specific terms of repayment. During the year, a recovery of
$1,710 (2002 - $Nil, 2001 - a provision of $2,395) relating to employee notes receivable has been recorded.

==========================================================================================================================
                                                                                                     MDC Partners Inc.
                                                                            Notes to Consolidated Financial Statements
                                                                                        (in thousands of U.S. dollars,
                                                                                             except per share amounts)
December 31, 2003, 2002, 2001
-------------------------------------------------------------------------------------------------------------------------

6.    Goodwill

      Effective January 1, 2002, the Company adopted the new standards of the CICA Handbook Section
      3062 for accounting for goodwill and other intangible assets. These standards require that goodwill no longer be amortized, but tested for impairment, at least annually by comparison to its fair value. Pursuant to these standards, management of the Company completed the transitional impairment test as at June 30, 2002. By applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units, the Company assessed its goodwill and recorded a transitional impairment loss of
      $62,477 net of income taxes ($72,522 before income taxes) directly as a reduction to opening retained earnings (deficit) at January 1, 2002.

      The original cost and accumulated amortization of goodwill as at December 31, 2001 was as follows:

             Cost                                                                                      $     323,168
             Accumulated amortization                                                                         32,644
                                                                                                  -------------------
                                                                                                       $     290,524
                                                                                                  ===================

      The changes in the carrying amount of goodwill for the year ended December 31 are as follows:

                                                                                      --------------------------------------
                                                                                                    2003               2002
                                                                                      --------------------------------------
             Balance, January 1                                                               $ 185,637      $     290,524
             Transitional impairment loss                                                             -            (72,522)
             Acquired during the year                                                            25,691             20,774
             Reduction for dispositions                                                         (88,741)           (55,647)
             Goodwill charges (see note 12)                                                     (10,012)                 -
             Foreign currency translation                                                        (9,037)             2,508
                                                                                      --------------------------------------
             Balance, December 31                                                             $ 103,538      $     185,637
                                                                                      ======================================

      Net income (loss), adjusted to exclude goodwill amortization expense including the related income tax effects, is as follows:

                                                                       -----------------------------------------------------
                                                                                 2003               2002               2001
                                                                       -----------------------------------------------------

             Reported net income (loss)                                      $ 11,042         $   93,334        $   (98,710)
             Add back: goodwill amortization, net of tax  of $Nil
                 (2002 - $Nil, 2001 - $1,811)                                       -                  -             11,232
                                                                        -----------------------------------------------------
              Adjusted net income (loss)                                     $ 11,042         $   93,334        $   (87,478)
                                                                       =====================================================
             Earnings (loss) per share:

             Reported net income (loss)
                  Basic                                                       $  0.55         $     5.45        $    (5.93)
                  Goodwill amortization                                             -                  -              0.66
                                                                       -----------------------------------------------------
                  Adjusted net income (loss)                                  $  0.55         $     5.45        $    (5.27)
                                                                       =====================================================
                  Diluted                                                     $  0.49         $     3.70        $    (5.93)
                  Goodwill amortization                                             -                  -              0.66
                                                                      -----------------------------------------------------
                  Adjusted net income  (loss)                                 $  0.49         $     3.70        $    (5.27)
                                                                      =====================================================

================================================================================

                                                               MDC PARTNERS INC.
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                  (IN THOUSANDS OF U.S. DOLLARS,
                                                       EXCEPT PER SHARE AMOUNTS)
DECEMBER 31, 2003, 2002, 2001
--------------------------------------------------------------------------------

7.       LONG-TERM INDEBTEDNESS

                                                                                              DECEMBER 31,
                                                                 -----------------------------------------
                                                                         2003             2002        2001
                                                                 -----------------------------------------

         Adjustable rate exchangeable securities C$34,155 (2002 and 2001 - Nil), due December 2008
         Adjustable rate exchangeable securities,
            C$34,155 (2002 - Nil), due December 2028             $     26,344     $          -  $         -
         10.5% unsecured senior subordinated notes                          -           86,433      200,000
         Davis & Henderson, Limited Partnership
            term facility                                                   -              -         50,226
         7% convertible debentures, face value C$49,000
            (2002 and 2001 - C$50,000),
            due January 8, 2007                                         6,943            7,515           -
         6% convertible subordinated notes                                  -                -        3,139
         7.84% mortgage payable, C$5,261
            (2002 - C$5,390, 2001 - C$5,500),
            due January 2012                                            4,058            3,417        3,454
         Notes payable and other bank loans                             5,632            4,208        7,444
         MDC credit facility                                                -                -        7,000
         Maxxcom credit facility                                       30,718           24,000       35,242
         Maxxcom subordinated debenture, C$51,664
            (2002 - C$45,465, 2001 - C$40,000),
            due September 2005                                         39,849           28,819       25,113
                                                                 -----------------------------------------
                                                                      113,544          154,392     331,618
         Obligations under capital leases, interest at
            6.2% to 8.4%                                                7,214            5,210        7,105

                                                                 -----------------------------------------
                                                                      120,758          159,602      338,723
         Less:  Current portion                                        18,646            4,088        7,565
                                                                 -----------------------------------------
                                                                 $    102,112     $    155,514  $   331,158
                                                                 ==========================================

         On December 8, 2003, the Company issued $26,344 (C$34,155) of adjustable rate exchangeable securities due December 31, 2028. Based on the performance of Custom Direct Income Fund (the "Fund") for the period ended December 31, 2003, the Company was entitled to exchange its shares of Custom Direct, Inc. for units of the Fund. The units of the Fund were then applied by the Company in full settlement of the adjustable rate exchangeable securities. The transaction was completed on February 13, 2004.

         The Maxxcom stand-alone credit facility provides for an aggregate maximum borrowing of up to $39,414 (C$51,100) bearing interest at rates which depend on certain of Maxxcom's financial ratios and which vary in accordance with borrowing rates in Canada and the United States. The maximum aggregate borrowing reduces by $5,399 (C$7,000) per quarter until maturity on March 31, 2005. The facility is secured by a general security agreement, a pledge of shares of Maxxcom's subsidiaries and an assignment of intercompany debt.

--------------------------------------------------------------------------------
                                                               MDC PARTNERS INC.
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                  (IN THOUSANDS OF U.S. DOLLARS,
                                                       EXCEPT PER SHARE AMOUNTS)
DECEMBER 31, 2003, 2002, 2001
--------------------------------------------------------------------------------

7.     LONG-TERM INDEBTEDNESS (CONTINUED)

       On July 11, 2001, Maxxcom issued a C$40,000 subordinated debenture, which bears interest at bankers' acceptance plus 8%. It is secured by a general security agreement, a pledge of shares of Maxxcom's subsidiaries and intercompany debt and is ranked second to the Maxxcom stand-alone credit facility. In connection with the debenture, Maxxcom issued five-year warrants to the debenture holder which provided for the purchase of up to 1,349,850 Maxxcom shares at a price of C$9.00 per share. No value was assigned to the warrants.

       In April 2002, Maxxcom reached agreements with its senior credit and subordinated debenture lenders to amend certain of its credit facilities covenants. In connection with these amendments, Maxxcom agreed to amend the exercise price of the warrants to acquire 1,349,850 Maxxcom common shares which were granted to the holders of the C$40,000 subordinated debenture. The exercise price was reduced from C$9.00 per share to C$2.50 per share. As a result of this amendment, the Company recorded a deferred finance charge of $493, representing the estimated value of the warrants at that time.

       Upon the privatization of Maxxcom, the Maxxcom warrants were exchanged into 257,146 MDC warrants with an exercise price of C$13.12. The fair value of the MDC warrants was included as consideration in the privatization of Maxxcom.

       The notes payable and other bank loans bear interest at rates ranging from prime less 0.5% to a fixed rate of 8.95% and are due between 2004 and 2010. The other bank loans are secured by a general security agreement with a specific subsidiary.

       The mortgage and capital leases are secured by specific equipment, land and building.

       In accordance with the Company's accounting policy on financial instruments, the net proceeds of C$47,350 of the 7% convertible debentures with the face value of C$50,000 were originally allocated C$14,350 to long-term indebtedness and C$33,000 to other paid-in capital within shareholders' equity. Additional amounts were capitalized annually to the equity portion of the notes in order that the equity portion of the notes equaled the face value at the estimated settlement date of January 2002. As the notes were not settled within the estimated period, the 7% convertible debentures were re-assessed in January 2002 with an allocation to long-term indebtedness from other paid-in capital, in the amount of $9,010, representing the present value of future interest payments. Additional amounts are capitalized annually to the equity portion of the notes in order that the equity portion of the notes will equal the face value at maturity. The 7% convertible debentures are convertible at the option of the holder into Class A shares at a rate of 49.261 Class A shares per one thousand Canadian dollars of debenture. The 7% convertible debentures are redeemable by the Company at par. The Company may, at its option, satisfy the obligation to repay the principal amount of the debentures on redemption or at maturity in freely tradable Class A shares. The debentures are unsecured and rank subordinate to all other indebtedness.

================================================================================
                                                               MDC Partners Inc.
                                      Notes to Consolidated Financial Statements
                                                  (in thousands of U.S. dollars,
                                                       except per share amounts)

December 31, 2003, 2002, 2001
--------------------------------------------------------------------------------

7.    Long-term Indebtedness (Continued)

The approximate principal portion of long-term indebtedness repayable in each of the five years subsequent to December 31, 2003 is as follows:


                                          2004                $ 18,646
                                          2005                  65,311
                                          2006                   4,162
                                          2007                   1,093
                                          2008                   4,056
                                          Thereafter            27,490
                                                         --------------
                                          Total               $120,758
                                                         ==============

Total interest on long-term indebtedness was $12,412 (2002 - $18,260, 2001 - $33,886). The Company's estimate of the fair value of its long-term indebtedness is as follows:

                                                                   December 31,
                                   ---------------------------------------------
                                           2003            2002            2001
                                   ---------------------------------------------

    Maturing within five years        $  93,500       $ 148,000       $ 298,000
    Maturing after five years            27,500           4,000           4,000
                                   ---------------------------------------------
                                      $ 121,000       $ 152,000       $ 302,000
                                   =============================================

--------------------------------------------------------------------------------

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

Changes to the Company's issued and outstanding share capital are as follows:

================================================================================
                                                               MDC Partners Inc.
                                      Notes to Consolidated Financial Statements
                                                  (in thousands of U.S. dollars,
                                                       except per share amounts)
December 31, 2003, 2002, 2001
--------------------------------------------------------------------------------

8.  Share Capital (Continued)

    Class A                                               Shares        Amount
    -------                                               ------        ------


    Balance December 31, 2000                         16,261,309     $  93,618

    Share options exercised                              112,025           732

    Shares acquired and cancelled                       (841,800)       (6,727)

    Shares issued in exchange for Cybersight
    Acquisition Co., Inc. shares                         933,337         7,353
                                                    ---------------------------

    Balance December 31, 2001                         16,464,871        94,976

    Allocation from other paid-in capital upon
    settlement of 6% convertible subordinated notes            -         1,296
                                                    ---------------------------

    Balance December 31, 2002                         16,464,871        96,272

    Share options exercised                              458,987         3,031

    Shares acquired and cancelled                     (1,274,816)       (8,131)

    Shares issued on privatization of Maxxcom          2,473,183        23,327

    Shares issued as acquisition consideration            74,183           872

    Shares issued as deferred acquisition                173,043         1,786
    consideration
                                                    ---------------------------
    Balance December 31, 2003                         18,369,451       117,157
                                                    ===========================

    Class B
    -------

    Balance December 31,  2001, 2002 and 2003            450,470     $     135
                                                    ===========================

    Total Class A and Class B Share Capital
    ---------------------------------------

    2003                                              18,819,921       117,292
                                                    ===========================

    2002                                              16,915,341        96,407
                                                    ===========================

    2001                                              16,915,341        95,111
                                                    ===========================

================================================================================
                                                               MDC Partners Inc.
                                      Notes to Consolidated Financial Statements
                                                  (in thousands of U.S. dollars,
                                                       except per share amounts)

December 31, 2003, 2002, 2001
--------------------------------------------------------------------------------

8.    Share Capital (Continued)

The Company has an employee share option incentive plan, which currently may grant up to 2,331,112 options to employees, officers, directors and consultants of the Company. All options granted are for a term of five years from the date of grant and vest 20% on the date of grant and a further 20% on each anniversary date. In addition, the Company granted 534,960, on the privatization of Maxxcom, with a term of no more than ten years from initial date of grant by Maxxcom and vest 20% in each of the first two years with the balance vesting on the third anniversary of the initial grant.

The Company has reserved a total of 5,263,365 Class A shares in order to meet its obligations under various conversion rights, warrants and employee share options. At December 31, 2003 there were 275,698 shares available for future option grants.


Information related to share option transactions over the past three years is summarized as follows:


                                                    Options Outstanding            Options Exercisable
                                         -------------------------------------------------------------------
                                                 Weighted         Weighted
                                                  Average          Average
                                                   Number        Price per           Number       Price per
                                              Outstanding            Share      Outstanding           Share
                                         -------------------------------------------------------------------
 Balance, December 31, 2000                     2,256,279             8.01        1,347,556            7.64
 Granted                                          130,000             5.93
 Exercised                                       (112,025)            6.44
 Expired and cancelled                           (416,409)            7.62
                                           -------------------------------------------------------------------

 Balance, December 31, 2001                     1,857,845             7.46        1,314,736            7.33
 Granted                                          812,000             3.47
 Expired and cancelled                           (420,217)            5.76
                                          -------------------------------------------------------------------

 Balance, December 31, 2002                     2,249,628             6.45        1,353,344            7.63
 Granted                                          614,000             5.94
 Granted on privatization of Maxxcom              534,960             6.24
 Exercised                                       (458,987)            6.35
 Expired and cancelled                           (872,873)            9.46
                                          -------------------------------------------------------------------

 Balance, December 31, 2003                     2,066,728           $ 6.60          870,979         $  7.82
                                          ===================================================================

================================================================================
                                                               MDC Partners Inc.
                                      Notes to Consolidated Financial Statements
                                                  (in thousands of U.S. dollars,
                                                       except per share amounts)

December 31, 2003, 2002, 2001
--------------------------------------------------------------------------------

8.    Share Capital (Continued)


      Share options outstanding at December 31, 2003 are summarized as follows:


                                                 Options Outstanding                       Options  Exercisable
                                        ---------------------------------------     ---------------------------------
                                                   Weighted        Weighted                             Weighted
                                                    Average         Average                              Average
   Range of Exercise             Number         Contractual       Price per             Number         Price per
              Prices        Outstanding                Life           Share        Exercisable             Share
              ------        -----------                ----           -----        -----------             -----

       $2.97 - $4.50            784,535                 3.9         $  4.13            315,907      $       4.11

       $4.51 - $6.00            525,265                 4.4            5.60            111,034              5.61

       $6.01 - $9.00            348,253                 5.3            7.33            159,484              7.95

      $9.01 - $14.00            395,118                 2.4           10.93            271,283             11.23

     $23.00 - $44.00             13,557                 3.2           42.81             13,271             43.24


In 2003, The Company recorded $180 compensation expense related to options issued to employees. Prior to 2003, the Company recorded no compensation expense when options were issued to employees but provided pro forma information for options granted after January 1, 2002. The Company estimates the fair value of each share option on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; expected volatility of 40%; expected option life of five years; and no dividend payments. Had compensation expense been recorded for employee stock option grants in 2002, the resulting pro forma net earnings and earnings per share would be as follows:


                                          For the year ended December 31, 2002
                                          ------------------------------------

 Pro forma net income                                       $     93,263
                                                       ==================

 Pro forma earnings per share
      Basic                                                 $      5.46
                                                       ==================
      Diluted                                               $      3.69
                                                       ==================

During 2003, the Compensation Committee of the Board of Directors approved a stock appreciation rights compensation program for senior officers and directors of the Company. Stock appreciation rights have a term of four years and vest one-third on each anniversary date. During the year ended December 31, 2003, 1,650,479 stock appreciation rights were granted with rights prices ranging from $3.85 to $7.71 with an average price of $5.76. The Company has recorded compensation expense of $4,102 with respect to stock appreciation rights.

==========================================================================================================================
                                                                                                     MDC Partners Inc.
                                                                            Notes to Consolidated Financial Statements
                                                                                        (in thousands of U.S. dollars,
                                                                                             except per share amounts)
December 31, 2003, 2002, 2001
-----------------------------------------------------------------------------------------------------------------------

9.    Contributed Surplus
                                                                                                      December 31,
                                                             -----------------------------------------------------
                                                                        2003               2002              2001
                                                             -----------------------------------------------------

      Fair value of stock options granted to employees               $   180          $       -           $     -

      Fair value of stock options  issued on
           privatization of Maxxcom                                    1,073                  -                 -

      Fair value of 257,146 stock warrants granted on
           privatization of Maxxcom, fully
           vested with an
           exercise price of C$13.12, expiring
           July 11, 2006                                                 827                  -                 -

      Fair value of 250,000 stock warrants
           granted to service
           providers, fully vested with an
           exercise price
           of C$15.47, expiring November 19, 2008                      1,192                  -                 -
                                                             -----------------------------------------------------
                                                                    $  3,272          $       -           $     -
                                                             =====================================================

------------------------------------------------------------------------------------------------------------------

10.   Other Paid-in Capital

                                                                                                     December 31,
                                                             -----------------------------------------------------
                                                                        2003               2002              2001
                                                             -----------------------------------------------------

      Balance beginning of year                                     $ 24,179        $    32,687       $    31,981

      Allocation upon re-assessment of 7%
         convertible debentures (See Note 7)                               -             (9,010)                -

      Allocation to share capital upon
         settlement of 6%
         convertible subordinated notes                                    -             (1,296)                -

      Allocation from retained earnings                                1,692              1,592             2,572

      Reduction for repurchase of C$1,000 of 7%
         convertible debentures                                        (597)                 -                 -

      Foreign exchange                                                 5,577                206           (1,866)
                                                             -----------------------------------------------------

                                                                    $ 30,851        $    24,179        $   32,687
                                                             =====================================================

During 2002, share capital increased $1,296 representing the transfer from other paid-in capital of the expired option value associated with the 6% convertible subordinated notes which were repaid.

--------------------------------------------------------------------------------

11.     Cumulative Translation Adjustment

This adjustment represents the net unrealized foreign currency translation gain
(loss) on the Company's net investment in self-sustaining foreign operations in the United States, United Kingdom and Australia.

===============================================================================
                                                               MDC Partners Inc.
                                      Notes to Consolidated Financial Statements
                                                  (in thousands of U.S. dollars,
                                                       except per share amounts)
December 31, 2003, 2002, 2001
-------------------------------------------------------------------------------

12.  Net Gain on Asset Dispositions and Other Charges

                                           For the years ended December 31,
                                    --------------------------------------------
                                            2003           2002            2001
                                    --------------------------------------------
 Cash charges                        $        -    $    (5,097)      $ (13,675)
 Stock based compensation expense        (5,474)             -               -
 Non-cash charges - capital assets       (8,126)        (3,391)       (107,839)
                  - deferred finance
                    costs                (3,085)             -               -
 Goodwill charges                       (10,012)             -               -
 Net gain on asset dispositions          36,957        105,776          62,302
                                    --------------------------------------------

                                     $   10,260    $    97,288       $ (59,212)
                                    ============================================

In May 2003, the Company sold an 80% interest in Custom Direct Inc. ("Custom") to the Custom Direct Income Fund ("the Fund") for cash and units of the Fund. The Fund units were subsequently sold. Total gross proceeds for the disposal of 80% of Custom were approximately $150,000. The net gain on asset dispositions includes charges for incentive payments to management including management of divested subsidiaries in the amount of $10,737 (2002 - $1,239, 2001 - $7,561). In accordance with its accounting policy of testing goodwill and other intangibles for impairment on an annual basis, the Company undertook an extensive review of all businesses comparing the book carrying value to the estimated fair market value of each operation. As a result, the Company recorded non-cash charges against specific assets of $11,211 and goodwill charges of $10,012.

During 2002, the Company disposed of its remaining interest in Davis + Henderson, A.E. McKenzie Co. Inc., The House of Questa Limited, Spectron Security Print Pty Ltd., Ashton-Potter Packaging and Cybersight Acquisition Co., Inc. for aggregate gross proceeds of approximately $189,000. Cash charges incurred relate to expenditures associated with the postponed income trust of Custom Direct including costs incurred to settle a supply contract dispute.

During 2001, the Company developed a plan to maximize the returns in its core businesses and construct an orderly exit from non-core activities. The plan included a reduction in the estimated useful life of deferred customer acquisition costs in the direct-to-consumer cheque market as a result of the absence of predictability in the direct response market, extensive cost reduction initiatives across the organization, including an approximate 15% reduction in the Company's workforce, the exit from certain leased facilities and the provisions against specific assets connected with various non-core businesses which will be exited in the foreseeable future. The resulting restructuring charge was comprised of non-cash charges of $107,839 related to writedowns in customer acquisition costs and other specific assets. The Company disposed of 45.45% of Davis + Henderson for aggregate gross proceeds of approximately $111,000. Cash charges amounted to $13,675 related primarily to employee termination costs and vaca

--------------------------------------------------------------------------------

13. Income Participation of Minority Partners

    These amounts represent payments to minority shareholders of subsidiary companies pursuant to their respective shareholder agreements and adjustments to the minority interest position.

--------------------------------------------------------------------------------

14. Income Taxes

    The Company's provision (recovery) for income taxes is comprised as follows:

                                      For the years ended December 31,
                                -----------------------------------------------
                                          2003            2002            2001
                                -----------------------------------------------

     Current                         $   1,128       $   1,051      $      487
     Future                              5,461          20,969         (21,207)
                                -----------------------------------------------

                                     $   6,589       $  22,020      $  (20,720)
                                ================================================

==========================================================================================================================
                                                                                                     MDC Partners Inc.
                                                                            Notes to Consolidated Financial Statements
                                                                                        (in thousands of U.S. dollars,
                                                                                             except per share amounts)
December 31, 2003, 2002, 2001
-----------------------------------------------------------------------------------------------------------------------

14.   Income Taxes (Continued)

      Reconciliation to statutory rates is as follows:

                                                                       For the years ended December 31,
                                                                      ---------------------------------------------------
                                                                                  2003             2002             2001
                                                                      ---------------------------------------------------
     Provision for income taxes based on
          combined basic Canadian federal and
          provincial tax rate of 36.6% (2002 - 38.6%, 2001 - 42.1%)          $   6,071     $     45,697      $  (41,334)
      Increase (decrease) in taxes resulting from
          permanent differences
             - Capital gains                                                    (3,409)         (20,607)         (4,734)
             - Other, including non-deductible goodwill charges                  1,358           (2,820)         15,760
      Losses not recognized for income tax purposes                              2,569             (250)          9,588
                                                                      ---------------------------------------------------

      Total provision (recovery)                                              $  6,589     $     22,020      $  (20,720)
                                                                      ===================================================

      Disclosed on the Consolidated Statements of Operations as follows:

                                                                                For the years ended December 31,
                                                                      ---------------------------------------------------
                                                                                   2003             2002             2001
                                                                      ---------------------------------------------------
          Income taxes                                                        $  6,589     $     22,020     $   (18,414)
          Recovery of income taxes related to goodwill charges                       -                -          (2,306)
                                                                      ---------------------------------------------------

                                                                              $  6,589     $     22,020     $   (20,720)
                                                                      ===================================================

The tax effects of significant items comprising the Company's future tax assets and liabilities as at December 31 are as follows:

                                                                                  2003             2002             2001
                                                                      ---------------------------------------------------
      Future tax assets
          Differences between book and tax basis of equity
               transaction  costs                                              $   853     $      1,083     $      2,081
          Loss carryforwards related to equity transaction costs                   282            1,249            5,534
          Operating loss carryforwards and differences between
               book and tax basis                                               11,445           17,183           21,364
                                                                      ---------------------------------------------------

                                                                             $  12,580     $     19,515      $    28,979
                                                                      ===================================================

At December 31, 2003, the Company has income tax loss carryforwards of approximately $34,000 which relate to the Company and certain subsidiaries, the tax benefits of which are likely to be realized, and therefore have been recognized in these financial statements. The tax loss carryforwards expire between 2004 and 2021. In addition, certain other subsidiaries have income tax loss carryforwards of approximately $50,000, the tax benefit of which have not been recognized in these financial statements.

================================================================================
                                                              MDC Partners Inc.
                                     Notes to Consolidated Financial Statements
                                                 (in thousands of U.S. dollars,
                                                      except per share amounts)
December 31, 2003, 2002, 2001
--------------------------------------------------------------------------------

15.    Discontinued Operations

       In December 1997, the Company adopted a plan to divest its Regal Greetings & Gift and Primes de Luxe ("Regal") operations. Accordingly, the results of Regal were reported as discontinued operations. Interest was allocated to such discontinued operations. During the second quarter of 2001, the Company recorded a provision of $25,428 to cover the anticipated loss on disposal. The Company completed the disposal of Regal in the fourth quarter of 2001 for proceeds of approximately $23,000 with no adjustment required to the provision.

                                             For the years ended December 31,
                                          -------------------------------------
                                               2003         2002          2001
                                          -------------------------------------

       Sales                                   $  -      $    -      $  49,492
                                          -------------------------------------

       Income from operations                     -           -              -
       Provision for loss on disposal
                                                  -           -        (25,428)
                                          -------------------------------------

       Loss from discontinued operations       $  -      $    -      $ (25,428)
                                          =====================================

-------------------------------------------------------------------------------

16.   Earnings per Share

      Basic earnings per share has been calculated on a weighted average basis of Class A shares and Class B shares outstanding during the year and after giving effect to the net allocation to other paid-in capital related to the convertible debentures.

      The calculation of diluted earnings per share is based upon the treasury method. The weighted average shares outstanding during the year are as follows:

                                          For the years ended December 31,
                                    -------------------------------------------
                                           2003            2002           2001
                                    -------------------------------------------

       Basic                         17,791,064      16,915,341     16,885,877
       Impact of dilutive items       5,466,532       8,441,677              -
                                    -------------------------------------------
       Diluted                       23,257,596      25,357,018     16,885,877
                                    ===========================================

-------------------------------------------------------------------------------

17.    Commitments

         The Company has leased real estate and equipment at the following approximate annual base rental:

                         2004                                $  12,097
                         2005                                   10,274
                         2006                                    8,329
                         2007                                    6,243
                         2008                                    5,947
                         Thereafter                             16,624

================================================================================
                                                               MDC PARTNERS INC.
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                  (IN THOUSANDS OF U.S. DOLLARS,
                                                       EXCEPT PER SHARE AMOUNTS)
DECEMBER 31, 2003, 2002, 2001
--------------------------------------------------------------------------------

18.      CONTINGENT LIABILITIES

      a) As at December 31, 2003, there are claims against the Company in varying amounts. It is not possible to determine the amounts that may ultimately be assessed against the Company with respect to these claims, however, management believes that any such amounts would not have a material impact on the business or financial position of the Company.

      b) Owners of interests in certain of the Company's subsidiaries have the right in certain circumstances to require the Company to purchase additional ownership stakes. A minority shareholder of one of the subsidiaries has given notice of intent to require the Company to purchase their remaining interest in the related subsidiary. The Company will be required to complete the purchase in the first quarter of 2004. It is estimated that this obligation will be approximately $800.

--------------------------------------------------------------------------------

19.      RELATED PARTY TRANSACTIONS

         The Company incurred fees totaling $8,006 (2002 - $2,421, 2001 - $3,466) to companies controlled by an officer of the Company in respect of services provided including merger and acquisition, financial and administrative. In addition, the Company has a non-interest bearing note receivable of $2,314, C$3,000, (2002 - $1,902, 2001 - $1,883) from another company controlled by the same officer.


--------------------------------------------------------------------------------

=======================================================================================================================
                                                                                                     MDC Partners Inc.
                                                                            Notes to Consolidated Financial Statements
                                                               (in thousands of U.S. dollars, except per share amounts)
-----------------------------------------------------------------------------------------------------------------------

20.   Subsequent Events

      On January 29, 2004, the Company purchased a 60% interest in kirshenbaum bond + partners for cash consideration of approximately $20,000 and share consideration of approximately
      $1,800.

      On February 13, 2004, the Company applied its units of the Fund in full settlement of the adjustable rate exchangeable securities.


21.   Segmented Information

      Based on the Company's internal management structure, the Company's continuing operations are in primarily two business segments - Marketing Communications and Secure
      Transactions. Marketing Communications services, through MDC's network of entrepreneurial firms, include advertising and media, customer relationship management, and marketing services. Secure Transactions operations provide security products and services in three primary areas: electronic transaction products such as credit, debit, telephone and smart cards; secure ticketing products such as airline, transit and event tickets; and stamps, both postal and excise. The significant accounting policies of these segments are the same as those described in the summary of significant accounting policies.


                                                                          FOR THE YEAR ENDED DECEMBER 31, 2003

                                                            Marketing        Secure     Corporate
                                                        Communications Transactions       & Other        Total
       --------------------------------------------------------------------------------------------------------
       EARNINGS:

       Gross billings                                      $  437,154     $ 115,606       $ 3,550    $ 556,310
                                                        =======================================================

       Revenues                                            $  193,560     $ 115,606       $ 3,550    $ 312,716
                                                        -------------------------------------------------------

       Operating costs
          Cost of sales                                             -        57,578             -       57,578
          Salaries and related costs                           88,297        17,637         3,448      109,382
          General and other operating costs                    76,643        27,369         5,185      109,197
                                                        -------------------------------------------------------

                                                              164,940       102,584         8,633      276,157
                                                        -------------------------------------------------------
       Operating income (loss) before
          other income (charges)                               28,620        13,022        (5,083)      36,559
                                                        -------------------------------------------------------

          Net gain on asset dispositions
            and other charges                                     (38)       10,147           151       10,260
          Amortization                                         (7,927)       (3,803)         (887)     (12,617)
          Interest, net                                        (6,286)       (4,850)         (366)     (11,502)
          Income participation of minority partners            (6,113)            -             -       (6,113)
                                                        -------------------------------------------------------

                                                              (20,364)        1,494        (1,102)     (19,972)
                                                        -------------------------------------------------------

       Income (loss) before income taxes and
          minority interest                                     8,256        14,516        (6,185)      16,587

          Income taxes (recovery)                               1,850         6,297        (1,558)       6,589
                                                        -------------------------------------------------------

       Income (loss) before minority interest                   6,406         8,219        (4,627)       9,998

          Minority interest (recovery)                              -        (1,536)          492       (1,044)
                                                        -------------------------------------------------------

          Net income (loss) for the year                        6,406         9,755        (5,119)      11,042
                                                        =======================================================

===============================================================================================================
ASSETS

       Total assets                                        $  225,987        48,016        74,408      348,411
                                                        =======================================================
       Expenditures on capital assets                      $    6,975        11,731             -       18,706
                                                        =======================================================

=========================================================================================================================
                                                                                                     MDC Partners Inc.
                                                                            Notes to Consolidated Financial Statements
                                                               (in thousands of U.S. dollars, except per share amounts)
-------------------------------------------------------------------------------------------------------------------------

21.   Segmented Information (Continued)

                                                                                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                   Marketing          Secure      Corporate
                                                              Communications    Transactions        & Other          Total
       --------------------------------------------------------------------------------------------------------------------

       EARNINGS:

       Gross billings                                           $    384,248    $    209,100       $  6,925     $  600,273
                                                              =============================================================

       Revenues                                                 $    171,740    $    209,100       $  6,925     $  387,765
                                                              -------------------------------------------------------------
        Operating costs
           Cost of sales                                                   -          95,233          3,255         98,488
           Salaries and related costs                                 80,588          28,781          2,492        111,861
           General and other operating costs                          69,440          48,224          5,126        122,790
                                                              -------------------------------------------------------------

                                                                     150,028         172,238         10,873        333,139
                                                              -------------------------------------------------------------
        Operating income (loss)
           before other income (charges)                              21,712          36,862         (3,948)        54,626
                                                              -------------------------------------------------------------

           Net gain on asset dispositions and other charges             (576)        100,219         (2,355)        97,288
           Unrealized foreign exchange gain                                -               -          4,380          4,380
           Amortization                                               (7,595)         (7,214)        (1,362)       (16,171)
           Interest, net                                              (5,297)        (10,767)        (1,746)       (17,810)
           Income participation of minority partners                  (3,927)              -              -         (3,927)
                                                              -------------------------------------------------------------

                                                                    (17,395)          82,238         (1,083)        63,760
                                                              -------------------------------------------------------------

       Income (loss) before income taxes and
           minority interest                                           4,317         119,100         (5,031)       118,386

               Income taxes (recovery)                                 1,413          22,347         (1,740)        22,020
                                                              -------------------------------------------------------------

       Income (loss) before minority interest                          2,904          96,753         (3,291)        96,366

               Minority interest                                           -           2,379            653         3,032
                                                              -------------------------------------------------------------

       Net income (loss) for the year                           $      2,904    $     94,374     $   (3,944)    $   93,334
                                                              =============================================================

       ====================================================================================================================

       ASSETS

       Total assets                                             $    206,047    $    161,110     $   16,963    $   384,120
                                                              =============================================================
       Expenditures on capital assets                           $      3,813    $      4,654    $       142   $      8,609
                                                              =============================================================

=========================================================================================================================
                                                                                                     MDC Partners Inc.
                                                                            Notes to Consolidated Financial Statements
                                                               (in thousands of U.S. dollars, except per share amounts)
-------------------------------------------------------------------------------------------------------------------------

21.   Segmented Information (Continued)

                                                                                     FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                    Marketing         Secure     Corporate
                                                               Communications   Transactions       & Other          Total
       -------------------------------------------------------------------------------------------------------------------

       EARNINGS:

       Gross billings                                            $   386,792    $    305,156     $   26,241    $  718,189
                                                               ===========================================================

       Revenues                                                  $   178,350    $    305,156     $   26,241    $  509,747
                                                               -----------------------------------------------------------

       Operating costs
           Cost of sales                                                   -         139,568         11,289       150,857
           Salaries and related costs                                 87,504          40,646         10,141       138,291
           General and other operating costs                          69,169          62,355          9,273       140,797
                                                               -----------------------------------------------------------

                                                                     156,673         242,569         30,703       429,945
                                                               -----------------------------------------------------------
       Operating income (loss) before
           other income (charges)                                     21,677          62,587         (4,462)       79,802
                                                               -----------------------------------------------------------

           Net gain on asset dispositions and other charges           (9,140)         (7,838)       (42,234)      (59,212)
           Unrealized foreign exchange loss                                -               -        (12,034)      (12,034)
           Amortization                                               (6,675)        (13,798)        (3,244)      (23,717)
           Interest, net                                              (4,160)        (10,344)       (19,566)      (34,070)
           Income participation of minority partners                  (3,644)              -             -         (3,644)
                                                               -----------------------------------------------------------

                                                                     (23,619)        (31,980)       (77,078)     (132,677)
                                                               -----------------------------------------------------------

       Income (loss) before income taxes, goodwill
           and minority interest                                      (1,942)         30,607        (81,540)      (52,875)

               Income taxes (recovery)                                (1,397)         12,011        (29,028)      (18,414)
                                                               -----------------------------------------------------------

       Income (loss) before goodwill and minority interest              (545)         18,596        (52,512)      (34,461)
               Goodwill charges                                        9,712          14,705         18,582        42,999
               Minority interest (recovery)                                -            (642)        (3,536)       (4,178)
                                                               -----------------------------------------------------------

       Income (loss) from continuing operations                   $  (10,257)      $   4,533     $  (67,558)      (73,282)
                                                               ===========================================================

       ===================================================================================================================

       ASSETS

       Total assets                                               $  240,732       $ 263,069     $   57,792    $  561,593
                                                               ===========================================================
       Expenditures on capital assets                             $    4,146       $  10,709     $    1,354    $   16,209
                                                               ===========================================================

==============================================================================
                                                             MDC Partners Inc.
                                    Notes to Consolidated Financial Statements
                      (in thousands of U.S. dollars, except per share amounts)

------------------------------------------------------------------------------

21. Segmented Information (Continued)

                                           GEOGRAPHIC INFORMATION

    Revenues

                                       2003              2002             2001
                              -------------------------------------------------

    Canada                       $   95,924       $   135,607      $   226,480
    United States                   189,712           223,921          245,573
    Other countries                  27,080            28,237           37,694
                              -------------------------------------------------
    Total                        $  312,716       $   387,765      $   509,747
                              =================================================


    Capital Assets and Goodwill


                                      2003              2002             2001
                              -------------------------------------------------

    Canada                       $   49,628       $    51,329      $   130,392
    United States                    93,207           169,161          206,803
    Other countries                   5,369            13,550           22,345
                              -------------------------------------------------
    Total                       $   148,204       $   234,040      $   359,540
                              =================================================

===============================================================================
                                                              MDC PARTNERS INC.
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                   (IN THOUSANDS OF US DOLLARS,
                                                      EXCEPT PER SHARE AMOUNTS)

DECEMBER 31, 2003, 2002 AND 2001
-------------------------------------------------------------------------------


22.   RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE
      WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (GAAP) IN CANADA WITH UNITED STATES ("U.S.") GAAP (CONTINUED)

      The following are the significant adjustments required to give effect to the differences between U.S. GAAP and Canadian GAAP which is the basis of presentation for the consolidated financial statements of the Company:

      (a) Prior to January 1, 2003 certain deferred charges, which were capitalized under Canadian GAAP, were expensed in the period incurred under U.S. GAAP.

      (b) Prior to January 1, 2001, under Canadian GAAP, the Company had a policy of including certain internal acquisition costs as part of the purchase price of businesses acquired. U.S. GAAP does not permit capitalization of these costs.

      (c) Under Canadian GAAP, convertible debt is allocated between debt and a separate component of shareholders' equity with additional amounts capitalized annually to the equity portion of the debt in order that the equity portion of the debt equal the face value at maturity. Under U.S. GAAP, convertible debt remains debt until converted or extinguished and interest is charged to income in the period incurred.

      (d)  Future Income Taxes

           Prior to January 1, 2000, under Canadian GAAP, future tax debits were recorded only when there was reasonable assurance they would be realized. Under U.S. GAAP, such debits are recorded and then reduced through a valuation adjustment if it is more likely than not that some, or all, of the deferred tax asset will not be realized. The Company did not record a future tax asset relating to net operating loss carryforwards and other income tax benefits acquired in connection with certain business acquisitions. The acquired entities had losses and other benefits available for tax purposes amounting to $Nil (2002 and 2001 - $40,000). The total value of the future tax asset amounts to $Nil (2002 and 2001 - $15,200). For U.S. purposes, the future tax asset was reduced by a valuation adjustment in the same amount.

      (e) Under Canadian GAAP, the Company reflects share purchase loans as assets based on the economic substance of the arrangement. U.S. GAAP requires that these advances be shown as contra-equity. As at December 31, 2003 share purchase loans outstanding amounted to $Nil (2002 - $3,550 and 2001 - $4,711).

      (f) The Company has disclosed income before goodwill charges and minority interest which is not permitted disclosure under U.S. GAAP.

      (g)  Comprehensive Income

           Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, requires the disclosure of comprehensive income (loss), which consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of cumulative translation adjustments that are presented as a separate section of shareholders' equity on the balance sheet.

===============================================================================
                                                              MDC PARTNERS INC.
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                   (IN THOUSANDS OF US DOLLARS,
                                                      EXCEPT PER SHARE AMOUNTS)

DECEMBER 31, 2003, 2002 AND 2001
-------------------------------------------------------------------------------

22.   RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE
      WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (GAAP) IN CANADA WITH UNITED STATES ("U.S.") GAAP (CONTINUED)


      (h) Under U.S. GAAP, the Company would have been required to adopt SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), which requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period either in current results of operations or other comprehensive income (loss). For a derivative designated as part of a hedge transaction, where it is recorded is dependent on whether it is a fair value hedge or a cash flow hedge. For a derivative designated as a fair value hedge, the gain or loss of the derivative in the period of change and the offsetting loss or gain of the hedged item attributed to the hedged risk are recognized in results of operations. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently reclassified into results of operations when the hedged exposure affects results of operations. The ineffective portion of the gain or loss of a cash flow hedge is recognized currently in results of operations. For a derivative not designated as a hedging instrument, the gain or loss is recognized currently in results of operations.

           The Company used interest rate and cross currency swaps to hedge a portion of its debt obligations and future interest payments. The Company had not designated these derivative instruments as hedging transactions for US GAAP purposes. The Company does not enter into derivative contracts for trading purposes. The adoption of SFAS 133 for U.S. GAAP purposes resulted in the cumulative effect of an accounting change of $5,650 as at December 31, 2001. As at December 31, 2002 all such derivative instruments had been terminated.

      (i) Investments where the Company exercises joint control have been accounted for on the proportionate consolidation basis under Canadian GAAP. For 2003 and 2002, amounts reported for U.S. GAAP purposes have been revised to reflect the investment on an equity basis. This policy did not give rise to material differences in 2001.

     RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires companies to recognize costs associated with exit or disposal of activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have any immediate impact on our results of operations or financial position.

===============================================================================
                                                              MDC PARTNERS INC.
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                   (IN THOUSANDS OF US DOLLARS,
                                                      EXCEPT PER SHARE AMOUNTS)
DECEMBER 31, 2003, 2002 AND 2001
-------------------------------------------------------------------------------

22.  RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE
     WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
     (GAAP) IN CANADA WITH UNITED STATES ("U.S.") GAAP (CONTINUED)


     In November 2002, EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21) was issued. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities and how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 does not have a material effect on our results of operations or financial position.

     In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing the guarantee. FIN 45 also requires guarantors to disclose certain information for guarantees, beginning December 31, 2002. The adoption of FIN 45 did not have a material effect on our results of operations or financial condition and these financial statements contain the required disclosures.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FASB Statement No. 123". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, the statement amends the disclosure provisions of SFAS No. 123 to require prominent disclosure in financial statements about the method for accounting for stock-based compensation and the effect of the method used on reported results. Finally, this statement amends Accounting Principles Board (APB) Opinion No. 28, "Interim Financial Reporting", to require disclosure about those effects in interim financial information. The amendments to SFAS No. 123 that provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation are effective for financial statements for fiscal years ending after December 15, 2002. The amendment to SFAS No. 123 relating to disclosures and the amendment to APB Opinion No. 28 is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. In compliance with SFAS No. 148, we elected to continue to follow the intrinsic value method in accounting for our stock-based employee compensation plans as defined by APB Opinion No. 25 and we made the applicable disclosures in the Notes to the Consolidated Financial Statements.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from other parties. We do not have any variable interest entities that must be consolidated.

===============================================================================
                                                              MDC PARTNERS INC.
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                   (IN THOUSANDS OF US DOLLARS,
                                                      EXCEPT PER SHARE AMOUNTS)
DECEMBER 31, 2003, 2002 AND 2001
-------------------------------------------------------------------------------

22.  RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE
     WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
     (GAAP) IN CANADA WITH UNITED STATES ("U.S.") GAAP (CONTINUED)


     In May 2003, the FASB issued SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity", which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Implementation of this standard did not have a material effect on our results of operations or financial position.

     Operations
                                                                       2003           2002       2001
     Income (loss) from continuing operations before
       income taxes as reported under Canadian GAAP            $     17,631      $ 115,354   $  (94,002)
     Adjustments
       Gain on dispositions                                          14,785          3,209            -
       Deferred charges                                                   -           (134)      (1,635)
       Unrealized financial derivative gain                               -          4,437        5,023
       Reduction of amortization                                        741          1,322        3,640
       Interest on convertible debt                                  (1,907)        (1,582)      (1,682)
------------------------------------------------------------------------------------------------------------

     Income (loss) from continuing operations before
       income taxes, U.S. GAAP                                       31,250        122,606      (88,656)
------------------------------------------------------------------------------------------------------------

     Income taxes (recovery)
       Current                                                        1,128          1,051          487
       Deferred                                                       4,995         25,495      (19,068)
------------------------------------------------------------------------------------------------------------

                                                                      6,123         26,546      (18,581)
------------------------------------------------------------------------------------------------------------

     Net income (loss) before cumulative effect of change in
       accounting principle                                          25,127         96,060      (70,075)

     Cumulative effect of change in accounting principle                  -        (62,477)      (5,650)
------------------------------------------------------------------------------------------------------------

     Income (loss) from continuing operations, U.S. GAAP             25,127         33,583      (75,725)

     Loss from discontinued operations                                    -              -      (24,078)
------------------------------------------------------------------------------------------------------------

     Net income (loss), U.S. GAAP                                    25,127         33,583      (99,803)

     Other comprehensive income, net of tax
       Cumulative translation adjustment                            (13,627)         5,240        7,526
------------------------------------------------------------------------------------------------------------

     Comprehensive income (loss), U.S. GAAP                        $ 11,500       $ 38,823   $  (92,277)
------------------------------------------------------------------------------------------------------------

===============================================================================
                                                              MDC PARTNERS INC.
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                   (IN THOUSANDS OF US DOLLARS,
                                                      EXCEPT PER SHARE AMOUNTS)
DECEMBER 31, 2003, 2002 AND 2001
-------------------------------------------------------------------------------


22.   RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE
      WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (GAAP) IN CANADA WITH UNITED STATES ("U.S.") GAAP (CONTINUED)

------------------------------------------------------------------------------------------------------------

                                                                       2003           2002         2001
------------------------------------------------------------------------------------------------------------
     Earnings (loss) per Class A and Class B
     share, under U.S. GAAP, before cumulative effect of change in accounting principle:

       Primary                                                       $ 1.41         $ 5.68     $  (4.15)
------------------------------------------------------------------------------------------------------------

       Diluted                                                       $ 1.15         $ 3.84     $  (4.15)
------------------------------------------------------------------------------------------------------------


     Earnings (loss) per Class A and Class B share, under U.S. GAAP, from continuing operations:

       Primary                                                       $ 1.41         $ 1.99     $  (4.48)
------------------------------------------------------------------------------------------------------------

       Diluted                                                       $ 1.15         $ 1.38     $  (4.48)
------------------------------------------------------------------------------------------------------------


     Earnings (loss) per Class A and Class B share, as reported:

       Primary                                                       $ 1.41         $ 1.99     $  (5.91)
------------------------------------------------------------------------------------------------------------

       Diluted                                                       $ 1.15         $ 1.38     $  (5.91)
------------------------------------------------------------------------------------------------------------


     Weighted average number of shares

       Primary                                                   17,791,064     16,915,341   16,885,877
------------------------------------------------------------------------------------------------------------

       Diluted                                                   23,257,596     25,357,018   16,885,877
------------------------------------------------------------------------------------------------------------

===============================================================================
                                                              MDC PARTNERS INC.
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                   (IN THOUSANDS OF US DOLLARS,
                                                      EXCEPT PER SHARE AMOUNTS)
DECEMBER 31, 2003, 2002 AND 2001
-------------------------------------------------------------------------------


22.   RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE
      WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (GAAP) IN CANADA WITH UNITED STATES ("U.S.") GAAP (CONTINUED)

     Cash Flows
     ----------

     Consolidated statement of cash flows under U.S. GAAP:

                                                                       2003           2002          2001
------------------------------------------------------------------------------------------------------------

     Cash provided by (used in)

     Operating activities
       Operations
         Loss from continuing operations                       $     25,127       $ 33,583    $  (99,803)
         Adjustments to reconcile income (loss)
           from continuing operations to net cash
           used in operating activities
              Amortization                                           11,876         14,849        32,968
              Restructuring, dispositions and other
                charges, non-cash                                   (35,057)      (105,876)      107,002
              Restructuring, dispositions and other
                charges accrued to accounts payable                    (949)        (3,545)        7,653
              Goodwill charges                                       10,012              -        32,579
              Cumulative effect of change in accounting
                principle                                                 -         62,477         5,650
              Interest capitalized to debt                            4,557          3,368             -
              Unrealized financial derivative gain                        -         (4,437)       (5,023)
              Deferred income taxes                                   4,995         25,495       (19,068)
              Unrealized foreign exchange loss (gain)                     -         (4,380)       12,034
              Increase (decrease) in accounts receivable             (5,160)         7,545         6,818
              Increase (decrease) in accounts payable                 3,154         (1,370)      (12,021)
              Other                                                  (1,202)        (3,999)       (2,397)
------------------------------------------------------------------------------------------------------------

                                                                     17,353         23,710        90,470
------------------------------------------------------------------------------------------------------------

     Investing activities
       Business investments, acquisitions and divestitures,
         net of cash acquired                                        87,107        161,302       (16,884)
       Purchase of capital and other assets                         (13,880)        (9,563)      (34.981)
------------------------------------------------------------------------------------------------------------

                                                                     73,227        151,739       (51,865)
------------------------------------------------------------------------------------------------------------

===============================================================================
                                                              MDC PARTNERS INC.
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                   (IN THOUSANDS OF US DOLLARS,
                                                      EXCEPT PER SHARE AMOUNTS)
DECEMBER 31, 2003, 2002 AND 2001
-------------------------------------------------------------------------------


22.   RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE
      WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (GAAP) IN CANADA WITH UNITED STATES ("U.S.") GAAP (CONTINUED)

                                                                       2003           2002         2001
------------------------------------------------------------------------------------------------------------
      Financing activities
         Issuance of long term indebtedness                          37,472          5,955       87,229
         Repayment of long term indebtedness                        (88,877)      (186,939)    (123,475)
         Issuance of share capital                                    3,031              -          732
         Redemption of share capital                                (13,662)             -       (6,727)
------------------------------------------------------------------------------------------------------------

                                                                    (62,036)      (180,984)     (42,241)
------------------------------------------------------------------------------------------------------------

      Foreign exchange gain on cash held in foreign
         currencies                                                   5,547          6,092          166
------------------------------------------------------------------------------------------------------------

      Increase (decrease) in cash and equivalents                    34,091            557       (3,470)

      Cash and equivalents, beginning of year                        37,788         37,231       40,701
------------------------------------------------------------------------------------------------------------

      Cash and equivalents, end of year                         $    71,879     $   37,788    $  37,231
------------------------------------------------------------------------------------------------------------

      Non-cash investing and financing activity:

      Common stock issued for acquisitions                      $    25,985      $         -   $  7,353
      Stock options and warrants issued for
         Acquisitions                                                 1,900              -            -
      Increase (decrease) in minority interest                       (7,366)              -      (3,156)
------------------------------------------------------------------------------------------------------------

      Net non-cash activities related to acquisitions           $    20,519 $            -      $ 4,197
------------------------------------------------------------------------------------------------------------


      The Company's cash equivalents are comprised of commercial paper and treasury bills with maturity dates three months or less from the date of purchase.

===============================================================================
                                                             MDC Partners Inc.
                                    Notes to Consolidated Financial Statements
                                                  (in thousands of US dollars,
                                                     except per share amounts)
December 31, 2003, 2002 and 2001
-------------------------------------------------------------------------------

22. Reconciliation of Results Reported in Accordance with Generally Accepted Accounting Principles
      (GAAP) in Canada with United States ("U.S.") GAAP - (Continued)


      The following are balance sheet items which are affected by GAAP differences:


                                                            As reported                      In accordance with U.S. GAAP
                                              -------------------------------------      -------------------------------------
                                                2003           2002           2001         2003          2002          2001
                                              -------------------------------------      -------------------------------------

Current assets                                 $ 164,721     $ 118,516     $ 166,575     $ 145,982     $ 105,613     $ 166,575
Capital and other                                 80,152        79,967       104,494        96,719       103,940       100,126
Goodwill                                         103,538       185,637       290,524        87,479       143,976       277,527
Current liabilities                              124,564       122,032       151,189       105,040       108,911       151,189
Long term indebtedness                           102,112       155,514       331,158       134,256       179,290       366,944
Share capital                                    117,292        96,407        95,111       115,996        95,111        95,111
Contributed surplus                                3,272             -             -         3,272             -             -
Other paid in capital                             30,851        24,179        32,687             -             -             -
Share purchase loans                                   -             -             -             -        (3,550)       (4,711)
Cumulative translation adjustment                 (4,953)        7,858         3,447             -             -             -
Accumulated other comprehensive income                 -             -             -        (5,769)        8,687         4,446
Retained earnings (accumulated deficit)          (27,260)      (31,694)      (61,575)      (25,148)      (44,744)      (78,327)

===============================================================================
                                                             MDC Partners Inc.
                                    Notes to Consolidated Financial Statements
                                                  (in thousands of US dollars,
                                                     except per share amounts)
December 31, 2003, 2002 and 2001
-------------------------------------------------------------------------------

22. Reconciliation of Results Reported in Accordance with Generally Accepted Accounting Principles
      (GAAP) in Canada with United States ("U.S.") GAAP (Continued)

      Reconciliation of shareholders' equity between Canadian GAAP and U.S. GAAP:

                                                                       2003           2002          2001


         Shareholders' equity as reported in the
           Canadian GAAP consolidated financial
           statements                                          $    119,202       $ 96,750     $ 69,670

         Less: Other paid in capital                                (30,851)       (24,179)     (32,687)

         Capitalization of deferred charges, net of amortization          -           (658)      (5,340)
         Costs of acquisitions, net of goodwill amortization              -        (13,122)     (12,997)
         Share purchase loans                                             -         (3,550)      (4,711)
         Deferred finance costs regarding convertible
            debt, net of amortization                                     -              -          333
         Unrealized derivative losses                                     -              -       (4,394)
         Interest regarding convertible debt                              -              -        1,295
         Tax effect on above adjustments                                  -            263        5,350
------------------------------------------------------------------------------------------------------------------------------------

         Shareholders' equity according to
            U.S. GAAP                                          $     88,351     $   55,504     $ 16,519
------------------------------------------------------------------------------------------------------------------------------------

      The following is a summary of the calculation of the income and number of shares used in calculating basic and diluted EPS:
                                                                       2003           2002          2001

     Income used to compute Basic EPS

     Income (loss) from continuing operations, U.S. GAAP           $ 25,127      $ 33,583      $ 69,670

         Add: Effect of interest on convertible notes                 1,552         1,369             -

     Income used to compute Diluted EPS                            $ 26,679      $ 34,952      $ 69,670


     Shares used to compute Basic EPS                            17,791,064    16,915,341    16,885,877

         Add: Effect of convertible notes                         4,929,577     8,403,361             -

         Add: Stock options                                         536,955        38,316             -

     Shares used to compute Diluted EPS                          23,257,596    25,357,018    16,885,877

===============================================================================
                                                             MDC Partners Inc.
                                    Notes to Consolidated Financial Statements
                                                  (in thousands of US dollars,
                                                     except per share amounts)
December 31, 2003, 2002 and 2001
-------------------------------------------------------------------------------

22. Reconciliation of Results Reported in Accordance with Generally Accepted Accounting Principles
      (GAAP) in Canada with United States ("U.S.") GAAP - (Continued)


      For the year ended December 31, 2003, 593,219 options and 507,146 warrants were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive.

      Employee Share Option Incentive Plan
      ------------------------------------

      Prior to 2003, SFAS No. 123, Accounting for Stock-Based Compensation prior to 2003, the Company provided pro forma information regarding net income and earnings per share as if compensation cost for the Company's share option plan had been determined in accordance with the fair value based method prescribed in SFAS 123. The Company estimates the fair value of each share option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions used for grants in the years ended December 31, 2002 and 2001: risk-free interest rate of 6%; expected volatility of 40%; expected option life of 5 years; and no dividend payments.

      The following pro forma net income and earnings per share are presented for informational purposes and have been computed using the fair value method of accounting for share-based compensation as set forth in SFAS No. 123:

                                                      2002              2001
                                              ==================================

      Pro forma net income (loss)                $  33,512    $     (100,135)
                                              ==================================


      Pro forma net income (loss) per share:

      Primary                                    $  1.98      $        (5.93)
                                              ==================================

      Diluted                                    $  1.38      $        (5.93)
                                              ==================================

                                                                Document No. 3

---------------------------------------------

The following discussion focuses on the operating performance of MDC Partners Inc. (the "Company") for the years ended December 31, 2003 and 2002, and its financial condition as at December 31, 2003. This analysis should be read in conjunction with the annual audited consolidated financial statements. Additional information relating to the Company, including the Company's AIF, is available on SEDAR at www.sedar.com.

The annual audited consolidated statements, the management's discussion and analysis and all other information contained in this Annual Report are the responsibility of management. The Board of Directors is responsible for reviewing and approving the financial information contained in this Annual Report and for overseeing management's responsibilities for the presentation and preparation of financial information.

The financial data contained in this Annual Report has been prepared in accordance with generally accepted accounting principles in Canada. All amounts are in U.S. dollars unless otherwise stated.

OVERVIEW AND OPERATING STRATEGIES

The Company's objective is to create long-term shareholder value by building market-leading companies that deliver innovative, value-added products and services to their customers. Management believes that long-term shareholder value is maximized with an operating philosophy of partnership with proven, committed industry leaders.

The Company operates in two business segments:

Marketing Communications

MDC Partners is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides advertising and specialized communications services to leading brands throughout the United States, Canada and the United Kingdom.

The Company's objective is to drive growth in its Marketing Communications Division by building a network of marketing communications firms. This network is designed to foster an environment where the industry's leading talent will want to live through ownership and entrepreneurial drive.

Secure Products International

Secure Products International operations provide security products and services in three primary areas:

Metaca Corporation ("Metaca") - the second largest provider of credit, debit and smart cards in Canada, and in Australia through its subsidiary Placard Pty Ltd.

Mercury Graphics ("Mercury") - a major supplier of secure ticketing products to leading airline, sports, entertainment and transit companies.

Ashton-Potter (USA) Ltd. and Ashton-Potter Canada Ltd. ("Ashton-Potter") - providers of highly specialized postage stamp printing services to the United States Postage Service ("USPS"), government and tax authorities.

Management believes that long-term success is achieved through the investment in entrepreneurs, within the marketing communications industry, that have significant potential for organic growth beyond industry averages. This will be supplemented with strategic acquisitions. The Company will provide its partners with strategic input and access to capital, to allow them to build on their diverse strengths.

In the marketing communications sector, successful firms must meet the increasing demands of clients for innovative programs and creative content, combined with a high-quality, reliable service delivery. This requires the talents, relationships, and leadership of key executives and management personnel. Accordingly, management's ongoing strategy is to acquire ownership stakes in well-managed businesses with strong reputations in the industry, using its Perpetual Partnership(TM) model to create incentive and retain key personnel.

Success in Secure Products International requires companies to offer their customers innovative products, highly reliable service, and the consistent delivery of highly specialized, secure products on a price-competitive basis. Revenues are derived from both long-term contracts and competitive bids. The Company Management's Discussion & Analysis (continued) has strong relationships with its customers, has partnered with experienced management, and has invested in leading edge technology, providing it with the expertise and cost structures to meet customer needs.

The Company has undertaken several initiatives to ensure that it has sufficient liquidity and capital resources. Proceeds from the sale of Custom Direct Inc. throughout 2003 allowed the Company to redeem the balance of its outstanding 10.5% unsecured senior subordinated notes ("Notes"), investment spend in plant and equipment in all facets of the business, and complete a significant acquisition, 60% of kirshenbaum bond + partners, in January 2004.

During 2003, the Company successfully completed the privatization of Maxxcom Inc., through the issuance of 2.47 million Class A subordinate voting shares and solidified its core focus to grow in the marketing communications sector.

With a stronger, de-leveraged balance sheet, the Company intends to complete a financing that will repay existing indebtedness at Maxxcom, reduce borrowing costs and provide liquidity for future acquisitions.

Selected Consolidated Annual Financial Information

(in thousands of U.S. dollars, except per share amounts)              2003              2002            2001
---------------------------------------------------------- ---------------- ----------------- ---------------

Revenues                                                          $312,716         $ 387,765        $509,747
Income (loss) from continuing operations                          $ 11,042          $ 93,334      $ (73,282)
Net income (loss) for the year                                    $ 11,042          $ 93,334      $ (98,710)
Earnings per share
   Income (loss) from continuing operations
     Basic                                                         $  0.55           $  5.46        $ (4.43)
     Diluted                                                       $  0.49           $  3.70        $ (4.43)
   Net income (loss)
     Basic                                                         $  0.55           $  5.46        $ (5.93)
     Diluted                                                       $  0.49           $  3.70        $ (5.93)
Assets                                                           $ 348,411         $ 384,120        $561,593
Long-term indebtedness                                           $ 120,758         $ 159,602        $338,723
---------------------------------------------------------- ---------------- ----------------- ---------------

RESULTS OF OPERATIONS

Revenues

On a consolidated basis, revenues for the year were $312.7 million, a decrease of 19% or $75.1 million compared to $387.8 million in 2002. The significant improvement in revenues reported by the Marketing Communications Division was more than offset by the impact of divestitures on the revenues of Secure Products International and Corporate and Other operations.

Gross billings of the Marketing Communications Division totaled $437.2 million in 2003, 14% or $52.9 million greater than the previous year. Revenues were $193.6 million, an improvement of $21.9 million or 13% from the $171.7 million achieved in 2002. This increase was primarily due to an increase in demand for direct marketing and database management services, particularly in the United States, and market research and advertising services in all geographic segments. Additionally, a weakening of the U.S. dollar throughout 2003 as compared to 2002 resulted in increased contribution from the division's Canadian- and U.K.-based operations.

Revenues represent gross billings less the recovery of certain costs that are normally characterized as pass-through billings. Gross billings reflect all amounts billed by the Company. Revenues include items such as commissions earned from advertising placed with media and fees derived from all other services provided, but exclude amounts billed to clients solely to recover costs incurred (for example, media time and production materials and services). Revenues are generally viewed as the most appropriate measure of sales for marketing communications companies because gross billings may vary significantly due to the volume of pass-through costs, which ultimately result in very little impact on revenues.

The table below describes the revenues of the Marketing Communications Division by client industry sector and demonstrates both a diversified base and a significant shift to telecommunications-based client spending, with a significant decrease in healthcare and financial services sectors' client spending as compared to 2002.

(in thousands of U.S. dollars)                  2003                     2002
------------------------------ ----------- ---------- -------------- ---------

Agriculture                      $  5,857         3%       $  6,047        4%
Automotive                         12,868         7%          8,571        5%
Consumer products                  75,484        39%         64,662       38%
Financial services                 21,313        11%         23,438       14%
Healthcare                         11,198         6%         17,434       10%
Media                               5,389         3%          2,040        1%
Telecommunications                 41,688        22%         28,445       17%
Government                          4,765         2%          6,948        4%
Information technology              5,231         3%          3,137        2%
Energy                              3,408         2%          1,445        1%
Other                               6,359         2%          9,573        4%
------------------------------ ----------- ---------- -------------- ---------
                                $ 193,560       100%      $ 171,740      100%
------------------------------ ----------- ---------- -------------- ---------

Historically, with the exception of 2001, the Marketing Communications Division's fourth quarter generates the highest quarterly revenues in a year. During the fourth quarter of 2003, revenues increased 18% as compared to the same quarter in 2002, largely as a result of an increase in excess of 47% quarter-over-quarter in revenues from U.S. direct marketing and database management services. Similar to the yearly results, clients in the telecommunications industry were the largest contributors to this growth.

Revenues of Secure Products International, at $115.6 million for the year ended December 31, 2003, decreased $93.5 million or 45% compared to 2002. The decrease was attributable to the revenues of divested operations included in the prior-year results as the revenues of the remaining operations improved $4.7 million year-over-year. Each of the stamp, ticketing and card operations contributed to the improvement, with increases in revenues of $1.9 million, $1.1 million and $1.7 million, respectively.

Revenues of the Company's Corporate and Other operations decreased $3.3 million to $3.6 million from the $6.9 million reported in 2002, primarily due to the divestiture of A.E. McKenzie Co. Inc. in 2002, partially offset by the distributions received in 2003 from Custom Direct Income Fund.

Operating Costs
Consolidated operating costs were $276.2 million, representing a decrease of 17% or $56.9 million from the operating costs of $333.1 million incurred in the previous year.

The operating costs of Marketing Communications amounted to $164.9 million for the year compared to $150.0 million in 2002. The 10% or $14.9 million increase was primarily due to the increased revenues, partially offset by the elimination of head office costs due to the privatization of Maxxcom on July 31, 2003. Operating costs expressed as a percentage of revenues were 85.2% in 2003 versus 87.4% in 2002. Salaries and related costs increased $7.7 million compared to the previous year, but were slightly lower as a percentage of revenues year-over-year. This was in large part due to the shift in mix of the operation's revenues to increased direct marketing and database management services.

Secure Products International experienced operating costs of $102.6 million in 2003, $69.7 million lower than 2002 due primarily to divested operations partially offset by an increase in costs related to preparation for increased production under the long-term USPS contract, combined with the impact of a stronger Canadian dollar on the operating costs at Canadian facilities. As a percentage of sales, total operating costs for Secure Products International increased from 82.4% in 2002 to 88.7% in 2003. Cost of sales increased to 49.8% of sales in 2003 compared to 45.5% of sales in 2002, and salaries and related costs increased from 13.8% to 15.3% of sales, while other operating costs increased marginally as a percentage of sales to 23.7% from 23.1%.

The operating costs of Corporate and Other operations were $8.6 million, $2.3 million less than the $10.9 million of 2002. The decrease was primarily related to operations that were disposed, partially offset by additional costs allocated to Corporate and Other with the merger of head offices upon the privatization of Maxxcom in 2003.

Operating Income before Other Income (Charges)
Operating income before other charges was $36.6 million for 2003, reflecting a decrease of $18.0 million or 33% from the $54.6 million achieved in 2002, largely due to the dispositions completed by the Secure Products International partially offset by the increased operating income of Marketing Communications.

Marketing Communications contributed $28.6 million in operating income before other charges for the year compared with $21.7 million in 2002. Operating margins improved to 14.8% of sales versus 12.6% of sales in 2002. These improvements were primarily the result of higher revenues combined with cost reductions that were achieved through the merger of head offices related to the privatization of Maxxcom. Several external factors continued to influence operating margin levels. Client spending remained tentative for much of 2003 as throughout 2002; however, the volume of client activity and the level of new business opportunities increased somewhat in 2003, particularly through the third and fourth quarters. The types of services provided in 2003 and 2002 reflected the shift to more directly measurable services. Significant pricing and profitability pressures have resulted from the combination of an increased sensitivity to the fees charged for these services and aggressive competition from marketing communications companies of all sizes.

Secure Products International earned $13.0 million of operating income before other charges, a decrease of $23.9 million or 65% from the prior-year income of $36.9 million. Operating income as a percentage of sales was 11.3% this year compared to 17.6% last year. The ongoing operations of Secure Products International reported a decrease in operating income of $1.6 million compared to 2002. The higher operating costs in U.S. dollars from Canadian facilities as a result of a stronger Canadian dollar and the increased costs of the stamp operations were only partially offset by an improvement in operating income from Placard, the Australian card business. The increased costs incurred in the stamp operations resulted from significant outsourcing of production while a plant expansion and the installation of new manufacturing equipment was completed.

The operating loss attributable to Corporate and Other operations was $5.1 million in 2003 compared to $4.0 million in 2002, the result of increased head office costs, partially offset by the effect of dispositions.

Net Gain on Asset Dispositions and Other Charges
The net gain on asset dispositions and other charges was $10.3 million for 2003. Of this, $37.0 million related to net gains on asset dispositions, primarily due to the disposal of 80% of Custom Direct Inc. for aggregate gross proceeds of approximately $150.0 million and to the repurchase of the remaining $86.4 million of Notes. The Company also undertook an extensive review of all businesses, comparing the book carrying value to the estimated fair market value of each operation. As a result, the Company recorded non-cash charges against specific assets of $11.2 million and goodwill charges of $10.0 million. In addition, the Company incurred stock-based compensation expense of $5.5 million related to the expensing of employee stock options, the implementation of a stock appreciation rights plan for senior management and directors, and warrants issued to outside service providers.

In 2002, the gain of $105.8 million related to the divestiture of the remaining interest in Davis + Henderson, A.E. McKenzie Co. Inc., The House of Questa Limited, Spectron Security Print Pty Ltd., Ashton-Potter Packaging and CyberSight Acquisition Co., Inc. for aggregate gross proceeds of approximately $189.0 million and the repurchase of $112.5 million of Notes at 89% of the original principal amount. Cash charges of $5.1 million were incurred related to expenditures associated with the postponed income trust of Custom Direct, including costs incurred to settle a supply contract dispute.

Unrealized Foreign Exchange Gain
In the first half of 2002, an unrealized foreign exchange gain of $4.4 million was recorded with respect to the U.S. dollar denominated Notes. On July 1, 2002, the Notes were designated as a hedge against the foreign exchange exposure of the U.S. Secure Products International operations, and any foreign exchange translation adjustment of the Notes reduced the offsetting foreign exchange translation adjustment of the U.S. operations, which was reflected in the cumulative translation account within shareholders' equity until the sale of Custom Direct and repayment of the Notes in 2003.

Amortization
Amortization expense for the year was $12.6 million, $3.6 million lower than the amortization of $16.2 million in 2002 primarily as a result of the reduction in the capital assets of Secure Products International. Amortization of the Marketing Communications Division was $7.9 million compared to 2002, at $7.6 million. This increase was primarily attributable to the capital assets associated with the expansion of customer service centres. Amortization attributable to Corporate and Other decreased by $0.5 million to $0.9 million.

Interest, Net
For 2003, interest expense was $11.5 million, down $6.3 million compared with 2002. The decrease was due primarily to the reduction of interest in Secure Products International and Corporate and Other, due to the retirement of the Notes and the senior credit facility at head office. Interest expense related to the Marketing Communications Division increased $1.0 million, primarily due to a higher weighted cost of borrowing and a higher average level of borrowings.

Income Participation of Minority Partners
Income participation of minority partners represents payments to minority shareholders of subsidiary companies pursuant to their respective shareholder agreements, and for the year was $6.1 million, $2.2 million higher than 2002 as a result of improved performance in the Marketing Communications Division.

Income before Income Taxes and Minority Interest
Income before income taxes and minority interest was $16.6 million for 2003 compared to $118.4 million in 2002. The improvement in Marketing Communications was more than offset by reductions in Secure Products International, primarily due to divestitures, and increased costs at Corporate and Other.

Income Tax Expense
Income tax expense recorded for the year was $6.6 million compared with $22.0 million last year. The effective tax rate for 2003 was 39.7% of income before taxes and minority interest. In 2002, the tax rate was 18.6% due primarily to the significant divestitures completed during that year.

Minority Interest
Minority interest expense for 2003 was a recovery of $1.0 million, compared with an expense of $3.0 million in 2002, and represented the minority interest share of the net income (losses) of Maxxcom and Metaca for the period in which those operations were not wholly owned subsidiaries.

Net Income for the Year
Net income for the year was $11.0 million versus $93.3 million in 2002. The $3.5 million improvement in the net income of the Marketing Communications Division was offset by the impact of asset dispositions and a decrease in income attributable to the remaining business segments.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital
At December 31, 2003, working capital was $40.2 million compared with negative $3.5 million at December 31, 2002 and $26.2 million at the end of the third quarter of 2003. The $43.6 million increase in working capital since last year was primarily the result of the sale of Custom Direct, Inc. and a $22.9 million decrease in deferred acquisition consideration payable, net of a $14.6 million increase in the current portion of long-term indebtedness. Accounts receivable increased by $13.5 million, and accounts payable and deferred revenue increased by $8.4 million and $2.4 million, respectively.

It was determined that the Company possessed sufficient liquid funds to finance foreseeable requirements and hence management decided to cancel its $25.0 million senior credit facility during the third quarter of 2003. At December 31, 2003, Maxxcom had utilized approximately $30.7 million (C$39.8 million) of its C$51.1 million facility in the form of drawings and letters of credit. This facility will reduce by C$7.0 million each quarter until maturity in March 2005.

Cash and undrawn available bank credit facilities to support the Company's future cash requirements, at the end of 2003, were approximately $80.0 million.

Contractual Obligations
The following table summarizes the Company's contractual obligations at December 31, 2003:

                                                                                   Payments Due by Period
Contractual Obligations (in thousands of                  Less than                             More than
U.S. dollars)                                    Total       1 year    1-3 years   4- 5 years     5 years
------------------------------------------ ------------ ------------ ------------ ------------ -----------
Long-term indebtedness                       $ 113,544      $15,996     $ 66,112      $ 4,600    $ 26,836
Capital lease obligations                        7,214        2,650        3,361          549         654
Operating leases                                59,514       12,097       18,603       12,190      16,624
Deferred acquisition consideration               1,113        1,113            -            -           -
------------------------------------------ ------------ ------------ ------------ ------------ -----------
Total contractual obligations                $ 181,385     $ 31,856     $ 88,076     $ 17,339    $ 44,114
------------------------------------------ ------------ ------------ ------------ ------------ -----------

Long-term Indebtedness
Long-term indebtedness (including the current portion of long-term indebtedness) at December 31, 2003 was $120.8 million, a reduction of $38.8 million compared with the $159.6 million outstanding at the end of last year, due primarily to the redemption of the Notes in the second quarter of 2003, partially offset by the adjustable rate exchangeable securities and new indebtedness incurred by Maxxcom to fund the payment of deferred acquisition consideration and certain capital expenditures. During the third quarter of 2003, $0.9 million of long-term indebtedness was repaid including the repurchase of C$1.0 million of the C$50.0 million 7% convertible notes under a normal course issuer bid.

On December 1, 2003, the Company issued $26.3 million of adjustable rate exchangeable securities due December 31, 2028. Based on the performance of Custom Direct Income Fund (the "Fund") for the period ended December 31, 2003, the Company was entitled to exchange its shares of Custom Direct, Inc. for units of the Fund. The units of the Fund were delivered by the Company, on February 13, 2004, in full settlement of the adjustable rate exchangeable securities.

The following table summarizes the Company's exposure to interest and exchange rate risks by providing the amount of long-term indebtedness outstanding at December 31, 2003 in the currency in which it is denominated and the amounts that are subject to floating versus fixed rates of interest:

Long-term Indebtedness

Interest                                  C $              US $           AUS $
----------------------------- ---------------- ----------------- ---------------
Fixed                              18,429,220         3,911,000       2,475,582
Floating                           86,750,312        33,863,000               -
----------------------------- ---------------- ----------------- ---------------

Deferred Acquisition Consideration
Acquisitions of businesses by the Company typically include commitments to contingent deferred purchase obligations ("Earnouts") and, in certain circumstances, commitments to purchase minority shareholdings ("Puts"). Earnouts were generally payable annually over a three-year period following the acquisition date and were payable based on achievement of certain thresholds of future earnings and, in certain cases, also based on the rate of growth of those earnings. At December 31, 2003, approximately $1.1 million of Earnouts related to prior-year acquisitions are reflected on the Company's balance sheet. This obligation is expected to be funded during 2004 through the use of operating funds.

The Company plans to reduce the use of Earnouts in future acquisitions.

Based on various assumptions as to future operating results of the existing relevant entities, including kirshenbaum bond + partners, acquired in January 2004, it is estimated that approximately $0.8 million additional deferred purchase obligations would be earned during 2004 or thereafter.

Put Rights of Subsidiaries' Minority Shareholders
Owners of interests in certain of the Marketing Communications subsidiaries have the right in certain circumstances to require the Company to acquire the remaining ownership interests held by them. The owners' ability to exercise these rights is subject to the satisfaction of certain conditions, such as the provision of a period of notice in advance of exercising such right or the installation of successor management in the subsidiary, and in some cases is related to the employment status of the holder of the right. In addition, these rights cannot be exercised prior to specified staggered exercise dates. The exercise of these rights at their earliest contractual date would result in obligations of the Company to fund the related amounts during the period 2004 to 2012. Except as described below, it is not determinable, at this time, if or when the owners of these rights will exercise all or a portion of these rights.

The amount payable in the event such rights are exercised is dependent on various valuation formulas and on future events, such as the average earnings of the relevant subsidiary through that date of exercise, the growth rate of the earnings of the relevant subsidiary during that period, and, in some cases, the currency exchange rate at the date of payment.

Management estimates, assuming that the subsidiaries, including kirshenbaum bond + partners, perform over the relevant future periods at their 2003 earnings levels, that these rights, if all exercised, could require the Company, in future periods, to pay an aggregate of approximately $70 million to the owners of such rights to acquire the remaining ownership interests in the relevant subsidiaries. Of this amount, the Company is entitled, at its option, to fund approximately $12 million by the issuance of share capital.

The ultimate amount payable in the future relating to these transactions will vary because it is dependent on the future results of operations of the subject businesses and the timing of when these rights are exercised. The actual amounts paid will be different from these estimates, and these differences could be material.

If these rights were exercised in aggregate, the Company would acquire incremental ownership interests in the relevant Marketing Communications subsidiaries, entitling the Company to additional annual operating income before other charges, which is estimated, using the same earnings basis used to determine the aggregate purchase price noted above, to be approximately $11 million. The actual amounts acquired will be different from this estimate and these differences could be material.

Of the estimated aggregate amount, approximately $0.8 million relates to rights exercisable in 2004 associated with a subsidiary. A shareholder of this subsidiary has given one-year advance notice of their intent to exercise their right to require the Company to purchase a portion of their total respective interest in the related subsidiary. The Company has funded this obligation in the first quarter of 2004.

Long-term Indebtedness to Shareholders' Equity
At December 31, 2003, the Company's long-term indebtedness was $120.8 million, and total shareholders' equity totaled $119.2 million. The ratio of long-term indebtedness to shareholders' equity decreased from 1.65 at the end of 2002 to
1.01 at the end of 2003.

Repayment of Long-term Indebtedness
Approximately $92.0 million of the long-term indebtedness outstanding at December 31, 2003 is due within the next five years; $70.6 million or 77% of that amount relates to Maxxcom's credit facility, which matures in March 2005, and Maxxcom's subordinated debenture, due September 2005. Management anticipates that this indebtedness will be repaid with a new financing at the parent company and cash flow from operations.

Share Capital
At January 31, 2004, there were 18,519,218 Class A subordinate voting shares and 450,470 Class B shares outstanding. Each Class B share is convertible at the option of the holder into one Class A share.

Also outstanding at January 31, 2004 were 7% convertible debentures with a face value of C$48.0 million. These debentures are convertible at the option of the holder into Class A shares at a rate of 49.261 Class A shares per one thousand Canadian dollars of debenture. The 7% convertible debentures are redeemable by the Company at par. The Company may, at its option, satisfy the obligation to repay the principal amount of the debentures on redemption or at maturity in freely tradable Class A shares.

Cash Flows
Cash flows from operations, before changes in non-cash working capital, for the year ended December 31, 2003 were $21.2 million. This represents a decrease of $2.2 million from the cash flow generated in 2002, reflective of the impact of lower revenues and operating income before other charges related to Secure Products International and Corporate and Other operations.

Cash flows from investing activities during the year were $73.2 million compared with $151.6 million in 2002. The net proceeds received from the sale of Custom Direct, net of investing activities, amounted to $87.1 million. The $18.4 million of capital asset expenditures was primarily related to the development of customer service centres, additional investment in new premises and applications software by Marketing Communications, and the purchase of manufacturing equipment across Secure Products International. Cash flow from other assets of $4.5 million primarily related to the repayment of employee loans.

Cash flows used in financing activities amounted to $63.9 million and comprised new indebtedness of $37.5 million, the repayment of $90.8 million of long-term indebtedness, proceeds of $3.0 million from the issuance of share capital through the exercise of options, and $13.7 million used to repurchase and cancel shares of the Company.

Transactions with Related Parties
The Company incurred fees totaling $8.0 million in 2003 and $2.4 million in 2002 to companies controlled by an officer of the Company in respect of services provided including merger and acquisition, financial and administrative. In addition, the Company had a non-interest bearing note receivable at December 31, 2003 of $2.3 million (C$3.0 million), $1.9 million at December 31, 2002, from another company controlled by the same officer.

RISKS AND UNCERTAINTIES

Economic Uncertainty
The marketing communications industry is cyclical and is subject to the effects of economic downturns. The Company is also exposed to the risk of clients changing their business plans and/or reducing their marketing budgets. As a result, the Company's business, financial condition and operating results may be affected in a materially adverse manner.

Competition
Each of the Company's divisions operates in a highly competitive environment.

The Marketing Communications Division competes in an industry characterized by numerous firms of varying sizes, with no single firm or group of firms having a dominant position in the marketplace. Competitive factors include creative reputation, management, personal relationships, quality and reliability of service, and expertise in particular niche areas of the marketplace. Although the price of services may be a competitive factor in obtaining new clients, it is generally of lesser importance once a client relationship has been established.

Additionally, there has been a trend of large multinational organizations consolidating their marketing communications providers so that one firm provides these services to all international locations. As a result, marketing communications providers may experience the loss of clients or projects. To the extent that the Company's Marketing Communications Division may lose business and is unsuccessful in replacing it, the Company's business, financial condition and operating results may be affected in a materially adverse manner.

Secure Products International competes primarily on the basis of quality, customer service, design capability and price. A number of the Company's competitors have greater resources than those available to the Company which may enable them to aggressively pursue the business of Secure Products International.

Customer Concentration
The strategy has been to acquire ownership stakes in diverse marketing communications businesses to minimize the effects that might arise from the loss of any one client or executive. However, management succession is very important to the ongoing results of the Marketing Communications Division because, as in any service business, the success of the Company is dependent upon the leadership of key executives and management personnel. Accordingly, the top 10 clients of the Marketing Communications Division represent less than one-third of revenues; however, if key executives were to leave, the relationships they have with the clients could be lost. Management has attempted to mitigate the risks with respect to these successions through various employment contracts, shareholder agreements, and non-competition and non-solicitation agreements.

Within Secure Products International, the postage stamp business derives a significant portion of its revenues from government contracts. Contracts are generally awarded in a competitive bidding process. The loss of these contracts could have a material adverse effect on the sales and earnings of the division.

Risk of Media Account Default
The Marketing Communications Division of the Company incurs expenses on behalf of clients in order to secure a variety of media time and space for which it receives a fee. The difference between the gross cost of the media and the net revenue earned by the Company can be significant. While the Company takes many precautions against default on payment for these services (such as advance billing clients) and has historically had a very low incidence of default, it is still exposed to the risk of significant uncollectible receivables.

Currency Fluctuations
Although the Company's financial results are reported in U.S. dollars, a significant portion of its sales and operating costs are denominated in Canadian dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and other currencies, particularly the Canadian dollar, may affect the Company's financial results and the Company's competitive position. The Company generally manages its exposure to foreign currency risks through foreign exchange contracts and currency swap agreements. There can be no assurance that such measures will be successful; however, management will attempt to mitigate these risks to the fullest extent available.

Access to Capital and Future Liquidity
In addition to internally generated funds, the Company relies upon access to credit facilities and other forms of financing for its business. The Company will therefore need to raise capital through the incurrence of additional long-term or shortterm indebtedness or the issuance of additional equity securities. Although the Company has been able to obtain such financing in the past, there is no assurance that the Company will be able to refinance current or future indebtedness on terms that are acceptable to the Company.

The incurrence of additional indebtedness may result in increased interest expense or decreased net income, and the issuance of additional equity securities could result in dilution of existing equity positions.

CHANGES IN ACCOUNTING POLICIES

Reporting Currency
Historically, the Company's consolidated financial statements have been presented in Canadian dollars. In order to more fully reflect the U.S. nature of the Company's business and shareholder base, and to improve investors' ability to compare the Company's results with those of most other publicly traded businesses in the marketing communications industry, which also report in U.S. dollars, the U.S. dollar was adopted as the Company's reporting currency effective September 30, 2003. The functional currencies of each of the Company's operations are unchanged. The consolidated financial statements and notes thereto have been restated in U.S. dollars for all periods presented.

Stock-based Compensation
During the fourth quarter of 2003, the Company decided to adopt the fair value based method of accounting for all its stockbased compensation. The Company adopted these changes using the prospective application transitional alternative. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after January 1, 2003. When the awards are exercised, share capital is credited by the sum of the consideration paid together with the related portion previously credited to contributed surplus when costs were charged against income or acquisition consideration.

NEW ACCOUNTING PRONOUNCEMENTS

Asset Retirement Obligations
The CICA has issued new recommendations for accounting for asset retirement obligations (CICA Handbook Section 3110), effective for the fiscal years beginning on or after January 1, 2004, with earlier adoption encouraged. The new section focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company expects that the impact of this new accounting pronouncement will not be material to its financial position, results of operations, or cash flows.

Consolidation of Variable Interest Entities
In June 2003, the AcSB issued new CICA AcG-15, Consolidation of Variable Interest Entities. This Guideline addresses the consolidation of variable interest entities, which are entities that have insufficient equity or their equity investors lack one or more of the specified essential characteristics of a controlling financial interest. AcG-15 also provides guidance for determining who should consolidate the variable interest entity. This Guideline is effective for the first interim and annual period beginning on or after November 1, 2004, with earlier application encouraged. The Company expects that the impact of this new accounting pronouncement will not be material to its financial position, results of operations, or cash flows.

Financial Instruments - Disclosure and Presentation
In November 2003, the CICA issued an amendment to Section 3860, Financial Instruments - Disclosure and Presentation, that clarifies the difference between an equity and a liability instrument. Any security that may be settled in cash or in the equivalent value of shares must be classified as debt. The effective date of this amendment is January 1, 2005. To the extent the 7% convertible debentures remain outstanding on adoption, the balance in other paid-in capital, included in shareholders' equity, will be classified as debt. In addition, the charge to retained earnings will be eliminated with an increase to interest expense.

Outlook
Following the Company's 2001 strategic plan, in 2002, management focused its resources on the Company's core businesses and also capitalized on market opportunities to dispose of assets and reduce indebtedness. In 2003, management was able to further reduce indebtedness with proceeds from the sale of Custom Direct and solidify its Marketing Communications Division through the privatization of Maxxcom.

Revenues and operating profits of the Marketing Communications Division are expected to continue to grow in 2004 from organic growth and strategic acquisitions. 2004 has started strong with new client engagements earned by our exciting brands and the acquisition of 60% of kirshenbaum bond + partners. Secure Products International will continue to provide secure products to its clients. The Company's investment in the high-growth areas of the secure printing industry and the completion of the operational restructuring are expected to restore profitability and produce greater returns. Revenues and profits from existing operations are expected to increase in 2004 as the result of investment spending and ramp up of the USPS contract, while we explore other opportunities to diversify the client base and develop new applications for target markets.

Management is encouraged by the progress made over the past year and believes that the Company's core operations form a strong platform from which to grow its business in 2004 and beyond.

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

Selected Consolidated Quarterly Financial Information

(in thousands of U.S.           First Quarter         Second Quarter      Third Quarter     Fourth Quarter
dollars, except                Ended March 31         Ended June 30    Ended September 30   Ended December 31
per share amounts)
------------------------- ---------- ---------- ---------- ---------- ---------- --------- ---------- -------
                               2003       2002       2003       2002       2003      2002       2003    2002
------------------------- ---------- ---------- ---------- ---------- ---------- --------- ---------- -------
Revenues                     85,958    121,655     82,882     89,749     68,088    88,548     75,788  87,813
Net income (loss)
   for the period               972      7,526      8,252     80,016      3,341     4,179    (1,523)   1,613
Earnings (loss) per share
   Basic                     $ 0.04     $ 0.43     $ 0.47     $ 4.72     $ 0.17    $ 0.23   $ (0.10)  $ 0.08
   Diluted                   $ 0.04     $ 0.28     $ 0.36     $ 3.39     $ 0.15    $ 0.16   $ (0.10)  $ 0.07
------------------------- ---------- ---------- ---------- ---------- ---------- --------- ---------- -------

A.       Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by MDC Partners Inc. (the "Registrant") in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F, and have determined that such disclosure controls and procedures are effective.

B.       Changes in Internal Control Over Financial Reporting

Since the most recent evaluation of the Registrant's internal controls, there has not been any significant change in the Registrant's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

C.       Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2003.

D.       Audit Committee Financial Expert

The Registrant's board of directors has determined that Francois R. Roy, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert, as that term is defined in General Instruction B(8)(a) of Form 40-F. The Registrant's board of directors has also determined that Francois R. Roy is independent, as that term is defined under the rules and regulations of the Nasdaq Stock Market, Inc.

E.       Code of Ethics

The Registrant has adopted a code of ethics that applies to its chief executive officer, chief financial officer and controller and its principal accounting officer. The code of ethics is filed herewith as Exhibit 14 hereto.

F.       Principal Accountant Fees and Services

         Audit Fees

The aggregate fees billed by BDO Dunwoody LLP, the Registrant's principal accountant (the "Outside Auditors"), for the fiscal years ended December 31, 2002 and 2003 for professional services rendered by the Outside Auditors for the audit of the Registrant's annual financial statements or services that are normally provided by the Outside Auditors in connection with statutory and regulatory filings or engagements for such years were $716,000 and $671,000, respectively.

         Audit-Related Fees

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2002 and 2003 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were $257,000 and $62,000, respectively. Professional services provided included prospectus services on account of certain subsidiaries.

         Tax Fees

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2002 and 2003 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $2,500 for general tax advice.

         All Other Fees

There were no fees billed by the Outside Auditors for the fiscal years ended December 31, 2002 and 2003 for products and services provided by the Outsider Auditors, other than the services reported in the preceding three paragraphs.

         Audit Committee Pre-Approval Policies

All audit and non-audit services performed by the Registrant's auditor are pre-approved by the audit committee of the Registrant.

G.       Off-Balance Sheet Arrangements

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

H.       Tabular Disclosure of Contractual Obligations

The following table sets out the Registrant's known contractual obligations for its long-term liabilities and lease commitments as of the fiscal year ended December 31, 2003.

                                                                             Payments due by period
                                       --------------------------------------------------------------

Contractual Obligations                                Less than       1 to 3     4 to 5    More than
(in thousands of U.S. dollars)              Total         1 year        years      years      5 years
-----------------------------------------------------------------------------------------------------
Long-term indebtedness                  $ 113,544     $ 15,996     $ 66,112      $ 4,600    $ 26,836
Capital lease obligations                   7,214        2,650        3,361          549         654
Operating leases                           59,514       12,097       18,603       12,190      16,624
Deferred acquisition consideration          1,113        1,113            -            -           -
------------------------------------------------------------------------------------------------------
Total contractual obligations           $ 181,385     $ 31,856     $ 88,076     $ 17,339    $ 44,114
------------------------------------------------------------------------------------------------------

                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.       Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X.

                                   SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                             MDC PARTNERS INC.


Dated: May 10, 2004                           By:  /s/ Walter Campbell
                                                  -------------------------
                                             By:    Walter Campbell
                                             Title: Chief Financial Officer

                                 EXHIBIT INDEX


  Number            Document
  ------            --------

      1.            Consent of BDO Dunwoody LLP

     14.            Code of Ethics of MDC Partners Inc.

     31. Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

     32. Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                                                     Exhibit 1



                         [BDO Dunwoody LLP letterhead]






Private & Confidential

The Board of Directors
MDC Partners Inc.
45 Hazelton Avenue
Toronto, Ontario
M5R 2E3 Canada



Auditors' Consent

We consent to the inclusion in this Annual Report (Form 40-F) of MDC Partners Inc. of our report dated May 3, 2004 with respect to the consolidated financial statements of MDC Partners Inc. included therein.

Yours truly

/s/ BDO Dunwoody LLP


Chartered Accountants

May 10, 2004

                                                                     Exhibit 14


                               MDC PARTNERS INC.

                                 Code of Ethics

         MDC Partners Inc. (the "Company") is committed to conducting its business in accordance with applicable laws, rules and regulations, and the highest standards of business ethics, and to full and accurate disclosure in compliance with applicable laws, rules and regulations. This Code of Ethics applies to all directors, officers and employees of the Company and sets forth specific policies to guide you in the performance of your duties.

         As a director, officer or employee of the Company, you must not only comply with applicable laws, rules and regulations; you also must engage in and promote honest and ethical conduct and abide by the policies and procedures that govern the conduct of the Company's business. Your responsibilities include helping to create and maintain a culture of high ethical standards and commitment to compliance, and, in the case of directors and officers, maintaining a work environment that encourages employees to raise concerns to the attention of management and promptly addressing employee compliance concerns.

Compliance With Laws, Rules And Regulations

         You are required to comply with the laws, rules and regulations that govern the conduct of the Company's business including, without limitation, all laws prohibiting insider trading, money laundering, bribery and improper payments, and to report any suspected violations in accordance with the section below titled "Compliance With Code Of Ethics."

Conflicts Of Interest

         You may not make any investment, accept any position or benefits, participate in any transaction or business arrangement or otherwise act in a manner that creates or appears to create a conflict of interest unless you make full disclosure of all facts and circumstances to, and obtain the prior written approval of either Peter M. Lewis, the Chief Financial Officer, or Walter Campbell, the Senior Vice-President, Finance and Corporate Secretary, in the case of employees, or one of Guy P. French, Chairman of the Nominating and Corporate Governance Committee, Thomas N. Davidson, Chairman of the Audit Committee, or Richard R. Hylland, Chairman of the Compensation Committee, in the case of directors and officers.

         A "conflict of interest" arises when you take actions or have interests that conflict in any way with the interests of the Company. These conflicts may make it difficult for you to perform your work objectively and efficiently. The following are some common examples that illustrate actual or apparent conflicts of interest that should be avoided:

      o You or a member of your family has an ownership interest in, is employed by or serves as a director of a company that competes with the Company, does business with the Company (such as a customer, supplier or business partner) or is a recipient of charitable contributions made by the Company. (However, it is not typically considered a conflict of interest to make investments in competitors, customers or suppliers that are listed on a stock exchange so long as the total value of the investment is less than one percent (1%) of the outstanding stock of the corporation and the amount of the investment is not so significant that it would affect your business judgment on behalf of Company.)

      o You or a member of your family participates in a joint venture, partnership or other business arrangement or investment with the Company or that you learned of through the use of corporate property or information or your position at the Company; and

      o You or a member of your family receives improper personal benefits as a result of your position in the Company.

 Confidential Information

         You are required to maintain the confidentiality of all confidential information that you receive or become privy to in connection with the Company's business, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might prejudice the ability of the Company to pursue certain objectives, be of use to competitors or harmful to the Company, its suppliers or its customers, if disclosed. Confidential information also includes any information relating to the Company's business and affairs that results in or would reasonably be expected to result in a significant change in the market price or value of any of the Company's securities or any information a reasonable investor would consider important in making an investment decision. You must not use confidential information for your own advantage or profit.

Disclosures

         It is the Company's policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and Canadian securities regulators and in all other public communications made by the Company. The Company's management have the general responsibility for preparing such filings and such other communications and shall ensure that such filings and communications comply with all applicable laws and regulations. Employees must provide all necessary information to management when requested and must inform management if they become aware that information in any such filing or communication was untrue or misleading at the time such filing or communication was made or if they have information that would affect any filings or communications to be made in the future.

Protection and Proper Use of Company Assets

         You should protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. The Company's assets should only be used for legitimate business purposes.

Compliance With Code Of Ethics

         If you know of or suspect a violation of applicable laws, rules or regulations or this Code of Ethics, you must immediately report that information to Peter M. Lewis, in the case of employees, or to one of Guy P. French, Chairman of the Nominating and Corporate Governance Committee, Thomas
N. Davidson, Chairman of the Audit Committee, or Richard R. Hylland, Chairman of the Compensation Committee, in the case of directors and officers. Reports of suspected violations should identify as many relevant facts as possible, including, if applicable: (1) the date(s) relevant to the identified issue; (2) the name of any persons involved in the identified activity; (3) the specific facts that give rise to the concerns expressed; and (4) any suggestions for resolving or dealing with the problems or issues identified. The Company recognizes that resolving reported problems or concerns will advance the overall interests of the Company, and will help to safeguard the Company's assets, financial integrity and reputation. No one will be subject to retaliation because of a good faith report of a suspected violation.

         Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Company's Audit Committee shall determine, or shall designate appropriate persons to determine appropriate action in response to violations of this Code of Ethics. Violations of this Code of Ethics may also violate certain laws.

Waivers Of Code Of Ethics

         If you would like to seek a waiver of this Code of Ethics, you must make full disclosure of your particular circumstances to Peter M. Lewis, in the case of employees, or one of Guy P. French, Chairman of the Nominating and Corporate Governance Committee, Thomas N. Davidson, Chairman of the Audit Committee, or Richard R. Hylland, Chairman of the Compensation Committee, in the case of directors and officers. Amendments to and waivers of this Code of Ethics will be publicly disclosed as required by applicable laws, rules and regulations.

Documenting Compliance with the Disclosure Policy

         Appropriate records evidencing compliance with this Code of Ethics shall be maintained by the Company, including copies of correspondence relating to requests for, and determinations relating to, waivers of this Code of Ethics, and copies of documents relating to violations of this Code of Ethics.

No Rights Created

         This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the directors, officers and employees of the Company in the conduct of the Company's business. It is not intended to and does not create any rights in any employee, customer, client, supplier, competitor, shareholder or any other person or entity.

                               MDC PARTNERS INC.

                              Acknowledgement Form
                         For Senior Executive Officers



         The undersigned hereby acknowledges the above Code of Ethics and further agrees to comply with the policies contained therein.

                                        ___________________________
                                                     Printed Name

                                        ___________________________
                                                     Signature

                                        ___________________________
                                                     Date

                                                                    Exhibit 31

                                 Certification
           Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Miles S. Nadal, certify that:

1.       I have reviewed this report on Form 40-F of MDC Partners Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the issuer and have:

            a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

            b. Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

            c. Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5. The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent function):

            a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

            b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.


         Date:  May 10, 2004                       /s/ Miles S. Nadal
                                                  ---------------------------
                                                  By:    Miles S. Nadal
                                                  Title: President and Chief
                                                         Executive Officer

I, Walter Campbell, certify that:

1.       I have reviewed this report on Form 40-F of MDC Partners Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the issuer and have:

            a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

            b. Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

            c. Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5. The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent function):

            a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

            b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.


         Date:  May 10, 2004                    /s/ Walter Campbell
                                               --------------------------
                                               By:    Walter Campbell
                                               Title: Chief Financial Officer

                                                                    Exhibit 32

                         Certification of CEO and CFO
           Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of MDC Partners Inc. (the "Registrant") on Form 40-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Miles S. Nadal, as President and Chief Executive Officer of the Registrant, and Walter Campbell, as Chief Financial Officer of the Registrant, each hereby certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

         (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Registrant.


/s/ Miles S. Nadal
--------------------------
By:     Miles S. Nadal
Title:  President and Chief Executive Officer
May 10, 2004


/s/ Walter Campbell
----------------------------
By:     Walter Campbell
Title:  Chief Financial Officer
May 10, 2004

This certification accompanies the Report pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Registrant for purposes of ss.18 of the Securities Exchange Act of 1934, as amended.