Form 40-F/A
period 2003-12-31
MDC PARTNERS INC
filed 2004-12-20
CIK 876883

SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 40-F/A

                                (Amendment No. 1)

            [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2003 Commission File Number 001-13718

                                MDC PARTNERS INC.

             (Exact name of Registrant as specified in its charter)

         Ontario                      2751                 Not Applicable
    (Province or other         (Primary Standard          (I.R.S. Employer
      Jurisdiction of      Industrial Classification     Identification No.)
     Incorporation or             Code Number)
      Organization)

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

Title of each class            Name of each Exchange on which Registered:

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

Yes ______ 82- ______ No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]  No [ ]

                    DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No. 1:      Annual Information Form for the year ended December 31,
                     2003, dated April 30, 2004.

Document No. 2:      Restated Audited Financial Statements for the
                     financial year ended December 31, 2003, prepared in accordance with Canadian generally accepted accounting principles, and reconciled to United States generally accepted accounting principles in accordance with Item 17 of Form 20-F.

Document No. 3:      Restated Management's Discussion and Analysis of
                     Financial Condition and Results of Operations for the year ended December 31, 2003.

                                EXPLANATORY NOTE

This Form 40-F/A for the year ended December 31, 2003 is being filed to restate our financial statements for the years ended December 31, 2003, 2002 and 2001. The Company has restated its consolidated financial statements to reflect the following:

(1) the correction of the acquisition of the 26% minority interest in Maxxcom Inc.; (2) corrections in the timing of the write-off of deferred financing fees, (3) corrections to the calculation of the gain on disposal of an asset and related income taxes, (4) correction of revenue recognition related to certain contract terms, (5) corrections to the accounting for certain investments, (6) the correction of the accounting for foreign exchange gains and losses on intercompany balances, and (7) the correction of the accounting for stock-based compensation, and (8) the correction to the computation of the dilutive effect of convertible debentures, in calculating diluted earnings per share.

Refer to Note 1 of the notes to the consolidated financial statements included herein which discloses the adjustments to the Company's consolidated financial statements resulting from these restatements.

The reconciliation of results reported in accordance with generally accepted accounting principles (GAAP) in Canada with the United States GAAP has also been restated to reflect the items above as well as the following additional items:

(1) To recognize the fair value adjustment related to an embedded derivative in the Company's exchangeable securities as determined pursuant to SFAS 133, as amended by SFAS 138, "Accounting for Derivative Instruments and Hedging Activities;

(2) Correction of the accounting for an investment in a joint venture, previously accounted for on a proportionately consolidated basis for US GAAP purposes. Pursuant to APB Opinion No. 18. "The Equity Method of Accounting for Investments in Common Stock", this investment is accounted for using the equity method;

(3) The correction of the timing and amounts recognized on gain on disposal of an asset

In addition, the Company has restated and reflected corresponding corrections to the Management Discussion and Analysis in Document No. 3. The Company has also revised Item's A and B to include information about the impact of the restatements on its internal controls. This Form 40-F/A does not reflect events occurring after the original filing date of the Form 40-F.

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

                                 April 30, 2004

                                MDC PARTNERS INC.

                          2004 ANNUAL INFORMATION FORM

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
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

                        PRINCIPAL OPERATING SUBSIDIARIES

The following are the principal operating subsidiaries and affiliates of the Company together with the percentage of voting securities/interests thereof which are owned, directly or indirectly, by the Company as of December 31, 2003 and the jurisdiction of incorporation/formation of each:

                                                                    Jurisdiction of
                                             Percentage of Voting    Incorporation/
Name of Subsidiary or Affiliate              Securities/Interests      Formation
------------------------------------------   --------------------   ---------------
Ashton-Potter Canada Ltd.                            100.0             Ontario

Ashton-Potter (USA) Ltd.                             100.0             Delaware

Computer Composition of Canada Inc.                  100.0             Ontario

Metaca Corporation                                   100.0             Ontario

Placard Pty Ltd.                                     100.0            Australia

Pro-Image Corporation                                100.0             Delaware

Maxxcom Inc.                                         100.0             Ontario

Accent Marketing Services, L.L.C.                    50.1              Delaware

Accumark Promotions Group Inc.                       55.0              Ontario

Allard Johnson Communications Inc.                   54.3              Ontario

Ambrose Carr Linton Carroll Inc.                     100.0             Ontario

Bratskier & Company, Inc.                            100.0             New York

Bryan Mills Group Ltd.                               68.0              Ontario

Colle & McVoy, Inc.                                  100.0            Minnesota

Crispin, Porter Bogusky, LLC                         49.0              Delaware

Fletcher Martin Ewing LLC                            70.0              Delaware

Integrated Healthcare Communications, Inc.           70.0              Ontario

Interfocus Network Limited                           100.0             England

Mackenzie Marketing, Inc.                            100.0             Delaware

Margeotes/Fertitta + Partners LLC                    80.0              Delaware

Northstar Research Partners Inc.                     50.1              Ontario

Chinnici Direct, Inc.                                100.0             Delaware

Source Marketing LLC                                 87.7              New York

TargetCom LLC                                        80.0              Delaware

Veritas Communications Inc.                          58.8              Ontario

656712 Ontario Limited, o/a
 "Strategies International"                          85.0              Ontario

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

January 29, 2004          The Company purchased a 60% interest in
                          kirshenbaum bond + partners for cash
                          consideration of approximately US$21,000,000 and share consideration of approximately
                          US$2,029,000.

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

Financial Information Relating to Principal Business Categories

The following table is illustrative of the approximate percentage of consolidated revenues received by the Company in each of its continuing principal business categories:

                                         Percentage of Company's Consolidated
Principal Business Category              Sales for the Fiscal Year Ended
--------------------------------------   ------------------------------------
                                            2003         2002         2001
                                            ----         ----         ----
                                            (           Restated          )

Marketing Communications Division             62%          43%          35%

Secure Products International Division        37%          55%          60%

Corporate and Other                           1%           2%           5%
                                            ----         ----         ----
                                             100%         100%         100%
                                            ====         ====         ====
Competition

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

                                 Document No. 2

                                MDC PARTNERS INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                        CONTENTS
                                                                        --------

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

                                AUDITORS' REPORT

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

As described in Note 1 to these consolidated financial statements, these consolidated financial statements have been restated.

Chartered Accountants

Toronto, Ontario

May 3, 2004 (December 14, 2004 as to the effects of the restatements described in Note 1)

                                                                              MDC Partners Inc.
                                                                        Consolidated Balance Sheets
                                                                      (in thousands of U.S. dollars)
                                                                -----------------------------------------
December 31                                                        2003           2002            2001
----------------------------------                              ----------     ----------      ----------
                                                                 Restated       Restated         Restated
                                                                See Note 1     See Note 1      See Note 1
                                                                ----------     ----------      ----------
Assets
Current
      Cash and cash equivalents                                 $   71,600     $   37,437      $   36,987
      Accounts receivable (Note 5)                                  80,295         66,789          88,518
      Inventory                                                      7,735          7,929          17,957
      Prepaid expenses and sundry                                    5,043          6,261           7,485
      Future income taxes                                                -              -          17,579
                                                                ----------     ----------      ----------
                                                                   164,673        118,416         168,526
Capital and other assets (Note 6)                                   80,438         80,048         104,474
Goodwill (Note 7)                                                  101,779        185,529         290,416
                                                                ----------     ----------      ----------
                                                                $  346,890     $  383,993      $  563,416
                                                                ==========     ==========      ==========

Liabilities and Shareholders' Equity

Current

      Accounts payable and accrued liabilities                  $   89,606     $   82,251      $  111,845
      Deferred acquisition consideration                             1,113         23,966          15,943
      Deferred revenue                                              16,304         13,044          20,047
      Current portion of long-term indebtedness (Note 8)            18,646          4,088           7,565
                                                                ----------     ----------      ----------
                                                                   125,669        123,349         155,400
Long-term indebtedness (Note 8)                                    102,112        155,514         331,158
                                                                ----------     ----------      ----------
                                                                   227,781        278,863         486,558
                                                                ----------     ----------      ----------
Minority interest                                                    2,432          9,705           9,439
                                                                ----------     ----------      ----------
Shareholders' equity

      Share capital (Note 9)                                       117,292         96,407          95,111
      Contributed surplus (Note 10)                                  4,610             -               -
      Other paid-in capital (Note 11)                               30,851         24,179          32,687
      Cumulative translation adjustment (Note 12)                   (2,365)         7,858           3,447
      Retained earnings (deficit)                                  (33,711)       (33,019)        (63,826)
                                                                ----------     ----------      ----------
                                                                   116,677         95,425          67,419
                                                                ----------     ----------      ----------
                                                                $  346,890     $  383,993      $  563,416
                                                                ==========     ==========      ==========

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

On behalf of the Board:

                                    Director

Thomas N. Davidson

                                    Director

Guy P. French

                                                                      MDC Partners Inc.
                                                                  Consolidated Statements of
                                                                  Retained Earnings (Deficit)
                                                                (in thousands of U.S. dollars)
                                                             ------------------------------------
For the years ended December 31                                 2003         2002         2001
----------------------------------------------------------   ----------   ----------   ----------
                                                              Restated     Restated     Restated
                                                             See Note 1   See Note 1   See Note 1
                                                             ----------   ----------   ----------
Retained earnings (deficit), beginning of year
 as previously reported                                      $  (31,694)  $  (46,105)  $   45,300

Impact of change in accounting for foreign currency
 translation (Note 2)                                                 -      (15,470)      (6,732)

Impact of transitional goodwill impairment charge (Note 2)            -      (62,477)           -

Impact of change in revenue recognition policy (Note 1(4))       (1,325)      (2,251)      (1,734)
                                                             ----------   ----------   ----------
Opening retained earnings (deficit), as restated                (33,019)    (126,303)      36,834

Net income (loss) for the year                                    5,916       94,260      (99,227)
                                                             ----------   ----------   ----------
                                                                (27,103)     (32,043)     (62,393)

Premium paid on repurchase of Class A shares                     (5,531)           -            -

Allocation to other paid-in capital,
 net of income tax recovery of
 $615 (2002 - $616, 2001 - $1,139)                               (1,077)        (976)      (1,433)
                                                             ----------   ----------   ----------
Retained earnings (deficit), end of year                     $  (33,711)  $  (33,019)  $  (63,826)
                                                             ==========   ==========   ==========

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                                                    MDC Partners Inc.
                                                                         Consolidated Statements of Operations
                                                                              (in thousands of U.S.dollars,
                                                                                except per share amounts)
                                                                         --------------------------------------
For the years ended December 31                                             2003          2002          2001
----------------------------------------------------------------------   ----------    ----------    ----------
                                                                          Restated      Restated      Restated
                                                                         See Note 1    See Note 1    See Note 1
                                                                         ----------    ----------    ----------
Gross billings                                                           $  548,530    $  599,699    $  712,968
                                                                         ==========    ==========    ==========
Revenues                                                                 $  304,936    $  387,191    $  504,526

Operating costs                                                             274,039       332,455       425,770
                                                                         ----------    ----------    ----------
Operating income before other income (charges)                               30,897        54,736        78,756
                                                                         ----------    ----------    ----------
Other income (charges)
     Net gain (loss) on asset dispositions and other charges (Note 13)       11,464        97,288       (59,212)
     Unrealized foreign exchange gain (loss)                                 (2,023)        4,380       (12,034)
     Amortization                                                           (10,362)      (14,119)      (20,898)
     Amortization of deferred finance charges                                (2,225)       (2,030)       (2,798)
     Interest, net                                                          (11,498)      (17,814)      (34,065)
     Income participation of minority partners (Note 14)                     (5,489)       (3,228)       (2,987)
                                                                         ----------    ----------    ----------
                                                                            (20,133)       64,477      (131,994)
                                                                         ----------    ----------    ----------
Income (loss) before income taxes, goodwill
   charges equity in affiliates and minority interest                        10,764       119,213       (53,238)

Income taxes (recovery) (Note 15)                                             7,742        21,921       (18,260)
                                                                         ----------    ----------    ----------
Income (loss) before goodwill charges, equity in affiliates
   and minority interest                                                      3,022        97,292       (34,978)
Equity in affiliates                                                          1,850
Goodwill charges, net of income tax recovery
     of $Nil (2002 - $Nil, 2001 - $2,306)                                         -             -        42,999
Minority interest (recovery)                                                 (1,044)        3,032        (4,178)
                                                                         ----------    ----------    ----------
Income (loss) from continuing operations                                      5,916        94,260       (73,799)

Loss from discontinued operations (Note 16)                                       -             -       (25,428)
                                                                         ----------    ----------    ----------
Net income (loss) for the year                                           $    5,916    $   94,260    $  (99,227)
                                                                         ==========    ==========    ==========
Earnings per share (Note 17)
  Income (loss) from continuing operations
     Basic                                                               $     0.27    $     5.51    $    (4.46)
                                                                         ==========    ==========    ==========
     Diluted                                                             $     0.26    $     3.73    $    (4.46)
                                                                         ==========    ==========    ==========
Net income (loss)
     Basic                                                               $     0.27    $     5.51    $    (5.96)
                                                                         ==========    ==========    ==========
     Diluted                                                             $     0.26    $     3.69    $    (5.96)
                                                                         ==========    ==========    ==========

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                                      MDC Partners Inc.
                                                                   Consolidated Statements
                                                                        of Cash Flows
                                                                (in thousands of U.S. dollars)
                                                           --------------------------------------
For the years ended December 31                               2003          2002          2001
--------------------------------------------------------   ----------    ----------    ----------
                                                            Restated      Restated      Restated
                                                           See Note 1    See Note 1    See Note 1
                                                           ----------    ----------    ----------
Cash provided by (used in)

Operating activities
      Income (loss) from continuing operations             $    5,916    $   94,260    $  (73,799)
      Items not involving cash
          Asset dispositions and other charges                (26,950)     (102,385)      107,002
          Stock-based compensation                              6,182             -             -
          Other charges - accrued (paid)                            -        (3,545)        7,653
          Unrealized foreign exchange loss (gain)               2,023        (4,380)       12,034
          Goodwill writedown                                   10,012             -        32,579
          Amortization                                         12,587        16,149        36,606
          Future income taxes                                   6,612        20,870       (21,045)
          Interest capitalized                                  4,557         3,368             -
          Earnings of affiliates, net of distributions
            of $2,283                                             433             -             -
          Minority interest and other                          (1,227)         (129)       (3,869)
                                                           ----------    ----------    ----------
                                                               20,145        24,208        97,161
      Changes in non-cash working capital                      (2,184)        1,123        (3,246)
                                                           ----------    ----------    ----------
Cash flows from operating activities                           17,961        25,331        93,915
                                                           ----------    ----------    ----------
Investing activities
      Proceeds on dispositions (acquisitions), net             88,440       161,302       (16,884)
      Capital assets, net                                     (18,383)       (8,070)      (16,209)
      Other assets, net                                         4,541        (1,639)      (20,407)
                                                           ----------    ----------    ----------
Cash flows from (used in) investing activities                 74,598       151,593       (53,500)
                                                           ----------    ----------    ----------
Financing activities
      Proceeds on issuance of long-term indebtedness           37,472         5,955        87,229
      Repayment of long-term indebtedness                     (90,784)     (188,521)     (125,529)
      Issuance of share capital                                 3,031             -           732
      Repurchase of share capital                             (13,662)            -        (6,727)
                                                           ----------    ----------    ----------
Cash flows used in financing activities                       (63,943)     (182,566)      (44,295)
                                                           ----------    ----------    ----------
Foreign exchange gain on cash held in foreign currencies        5,547         6,092           166
                                                           ----------    ----------    ----------
Increase (decrease) in cash and
      cash equivalents during the year                         34,163           450        (3,714)

Cash and cash equivalents, beginning of year                   37,437        36,987        40,701
                                                           ----------    ----------    ----------
Cash and cash equivalents, end of year                     $   71,600    $   37,437    $   36,987
                                                           ==========    ==========    ==========
Supplemental cash flow information

      Cash paid for interest                               $    7,136    $   16,310    $   33,232
                                                           ==========    ==========    ==========
      Cash paid (recovered) for income taxes               $   (2,087)   $     (380)   $    6,385
                                                           ==========    ==========    ==========

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

                                      The equity method is used to account for investments in entities in which the Company has an ownership interest of less than 50% and has significant influence, or joint control over the operating and financial policies of the affiliate; or has an ownership interest of greater than 50% but does not have unilateral control over, the operating and financial policies of the affiliate. The Company's management periodically evaluates these investments to determine if there have been any, other than temporary, declines in value.

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

                                      The unrealized foreign exchange gains and losses on translation of the accounts of foreign subsidiaries are reflected as a separate component of shareholders' equity. These exchange gains and losses are not included in earnings unless they are actually realized through a reduction in the Company's net investment in the foreign subsidiary.

                                      Effective January 1, 2002, the Company
                                      adopted the recommendations of the
                                      Canadian Institute of Chartered
                                      Accountants ("CICA") with respect to the accounting for foreign exchange gains or losses relating to translation of non-hedged long-term monetary assets and liabilities. Previously such gains or losses were deferred and amortized over the remaining term of the related assets or liabilities. The Institute now requires that exchange gains or losses arising on translation of all non-hedged monetary items be included in the determination of net income for the current period. The accounting policy change has been applied retroactively with restatement of prior periods as recommended by the CICA (see note 2).

                                MDC PARTNERS INC.
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DECEMBER 31, 2003, 2002 AND 2001

FOREIGN CURRENCY

TRANSLATION (CONTINUED)               Effective July 1, 2002, management
                                      designated the Company's 10.5% U.S. Senior
                                      Subordinated Notes ("Notes") as a hedge
                                      against the foreign exchange exposure of the Company's net investment in its US operation, Custom Direct Inc.
                                      The hedge is applied prospectively from
                                      the effective date whereby any foreign
                                      exchange translation adjustment of the
                                      Notes will reduce any offsetting foreign exchange translation adjustment of the
                                      U.S. operations, the net of which is
                                      reflected in the cumulative translation
                                      account within shareholders' equity.

                                      Gains and losses arising from the
                                      Company's foreign currency transactions
                                      are reflected in net earnings immediately, other than those arising from intercompany foreign currency transactions that are of a long-term nature (that is settlement is planned or anticipated in the future) which are included as cumulative translation adjustments.

GOODWILL Goodwill represents the price paid for acquisitions in excess of the fair market value of net assets acquired. Effective January 1, 2002, the Company adopted the recommendations of the CICA with respect to goodwill and other intangibles. These standards require that goodwill and other intangible assets determined to have indefinite lives are no longer amortized but tested for impairment on adoption of the standard and at least annually thereafter. Transitional impairment tests for goodwill were completed as at June 30, 2002 and, as a result, a transitional impairment loss was charged to opening retained earnings (see note 2). Prior to 2002, the Company amortized goodwill on a straight-line basis over periods ranging from 10 to 40 years. Goodwill arising on acquisitions completed after June 30, 2001 was not amortized.

REVENUE RECOGNITION                   The Company generates
                                      services revenue from its Marketing
                                      Communications reportable segment and
                                      product revenue from its Secure Products reportable segment.

                                      Marketing Communications

                                      Substantially all of the Marketing
                                      Communications reportable segment revenue is derived from fees for services. Additionally, the Company often earns commissions based upon the placement of advertisements in various media. Generally, the Company acts as agent for its customers and records revenue equal to the net amount retained. Revenue is realized when the service is performed in accordance with the terms of each client arrangement and upon completion of the earnings process. This includes when services are rendered, upon presentation date to the public for media, when costs are incurred for radio and television production and when print production is completed and collection is reasonably assured and all other revenue recognition criteria have been met.

                                      A small portion of the Company's
                                      contractual arrangements with clients
                                      includes performance incentive provisions, which allow the Company to earn additional revenues as a result of its performance relative to both quantitative and qualitative goals. The Company recognizes the incentive portion of revenue under these arrangements when specific quantitative goals are achieved, or when performance against qualitative goals is determined by the Company's clients.

                                      Secured Products

                                      Substantially all of the Secured Products
                                      International reportable segment revenue is derived from the sale of products. The Company has the following revenue recognition policies.

                                      Revenue derived from the stamp operations is recognized upon shipment or upon delivery of the product to the customer when the Company's obligations under the contractual arrangements are completed, the customer takes ownership and assumes the risk of loss of the product, the selling price is determined and the collection of the related receivable is probable. The Company performs extensive quality control testing procedures prior to shipment to ensure that its contractual obligations are met. Under these contractual arrangements, the Company has the ability to recover any costs incurred to date under possible termination of the contract, accordingly the Company accounts for the manufacturing costs incurred as inventory work-in-progress, until completion of production.

                                      Revenue derived from secured printing
                                      arrangements whereby the Company
                                      manufactures and stores the printed
                                      product for a period of time at the
                                      direction of its customer is recognized
                                      when the customized printed products moves to the secure storage facility and the printing process is complete and when title transfers to the customer. The Company has no further obligations under the printing segment of the arrangement. The Company recognizes the storage fee revenue when the customized printed products are delivered to the customer's premises. Although amounts are generally not billed by the Company until the customized print product is delivered to the customer's premises, collection of the entire consideration is due under certain contracts within 90 days of completion of the printing segment of the arrangement. Under certain other printing contracts, title of the printed product does not pass when the customized printed product is moved to the secure storage facility and that the sales price is not payable until final delivery is made to the customer's premises, accordingly revenue is not recognized until final delivery occurs consistent with SAB 101 and SAB 104. Costs under these secured printing arrangements continue to be expensed as incurred.

                                      Revenue derived from the design,
                                      manufacturing, inventory management and
                                      personalization arrangements of secured
                                      cards is recognized as a single unit of
                                      accounting when the secured card is
                                      shipped to the cardholder and the
                                      Company's service obligations to the card issuer are complete under the terms of the contractual arrangement and the total selling price related to the card is known and collection of the related receivable is probable. Any amounts billed and/or collected in advance of this date is deferred and recognized at the shipping date. Under these contractual arrangements, the Company has the ability to recover any costs incurred to date under possible termination of the contract, accordingly the Company accounts for the effect of costs incurred related to design, manufacturing, and service relative to the secured card arrangement as inventory work-in-progress related to the arrangements.

                                MDC PARTNERS INC.
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DECEMBER 31, 2003, 2002 AND 2001

FINANCIAL INSTRUMENTS                 The Company's financial instruments
                                      consist of cash and cash equivalents,
                                      accounts receivable, accounts payable
                                      and accrued liabilities, long-term
                                      indebtedness and derivative financial
                                      instruments. The Company has used
                                      derivative financial instruments to manage its exposure to market risks relating to interest rates and foreign currency exchange rates. At December 31, 2003, the
                                      Company was not party to any derivative
                                      financial instrument.

CREDIT RISK                           The Company's financial assets that are
                                      exposed to credit risk consist primarily of cash, accounts receivable and derivative financial instruments. The
                                      Company, in its normal course of business, is exposed to credit risk from its customers.

FAIR VALUE                            The fair value of long-term indebtedness
                                      (see note 8) that bears interest at fixed rates is based on its quoted market price or on discounted future cash flows using rates currently available for debt of similar terms and maturities if the quoted market price was not available. The fair value of other financial instruments, cash and short-term investments, accounts receivable, bank indebtedness and accounts payable and accrued liabilities, approximates carrying value due to their short-term maturities.

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

                                      Prior to January 1, 2003, the Company did not use the fair value method to account for employee stock-based compensation plans but disclosed pro forma information for options granted after January 1, 2002 (see note 9). Furthermore the Company recorded no compensation expense when options were issued to employees, and any consideration paid by employees on the exercise of options was credited to share capital.

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

                                                               MDC PARTNERS INC.
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                  (IN THOUSANDS OF U.S. DOLLARS,
                                                       EXCEPT PER SHARE AMOUNTS)

DECEMBER 31, 2003, 2002, 2001

1. RESTATEMENT OF FINANCIAL STATEMENTS

In preparing the financial statements for the three and nine-month periods ended September 30, 2004, the Company determined that its previously filed audited consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 and its previously issued interim unaudited condensed consolidated financial statements for the three months ended March 31, 2004 and 2003 and the interim unaudited condensed consolidated financial statements for the three and six months ended June 30, 2003 and 2004 required restatements.

Restatement adjustments included the following: (1) the correction of the acquisition of the 26% minority interest in Maxxcom Inc.; (2) corrections in the timing of the write-off of deferred financing fees, (3) to correct the calculation of the gain on disposal of an asset and related income taxes, (4) correction of revenue recognition guidance related to certain contract terms,
(5) corrections to the accounting for certain investments, (6) the correction of the accounting for foreign exchange gains and losses on intercompany balances,
(7) the correction of the accounting for stock-based compensation, and (8) corrections to the computation of the dilutive effect of convertible debentures on diluted earnings per share.

The following presents the impact on revenues and net income (loss) of the restatement adjustments for the years ended December 31, 2003, 2002 and 2001:

                                        2003          2002          2001
                                     ----------    ----------    ----------
Revenues:
    As previously reported           $  312,716    $  387,765    $  509,747
    Adjustments                          (7,780)         (574)       (5,221)
                                     ----------    ----------    ----------
    As restated                      $  304,936    $  387,191    $  504,526
                                     ==========    ==========    ==========
Income (Loss) from Continuing
Operations:

    As previously reported           $   11,042    $   93,334    ($  73,282)
    Adjustments                          (5,126)          926          (517)
                                     ----------    ----------    ----------
    As restated                      $    5,916    $   94,260    ($  73,799)
                                     ==========    ==========    ==========
Loss from Discontinued Operations:
    As previously reported                    -             -    ($  25,428)
    Adjustments                               -             -             -
                                     ----------    ----------    ----------
    As restated                               -             -    ($  25,428)
                                     ==========    ==========    ==========
Net Income (Loss):
    As previously reported           $   11,042    $   93,334    ($  98,710)
    Adjustments                          (5,126)          926          (517)
                                     ----------    ----------    ----------
    As restated                      $    5,916    $   94,260    ($  99,227)
                                     ==========    ==========    ==========

The following presents details by category, aggregating to the net change in net income (loss) resulting from restatement adjustments for the years ended December 31:

                                                  2003          2002          2001
                                               ----------    ----------    ----------
Acquisition accounting                         ($   1,611)   $        -    $        -
Deferred financing fees                             3,085             -             -
Gain on disposition                                (3,301)            -             -
  Gain                                             (1,940)            -             -
  Income taxes                                     (1,361)            -             -
Revenue recognition                                  (545)          926          (517)
Accounting for foreign exchange                    (2,023)            -
Accounting for investments                           (433)            -
Accounting for stock-based compensation              (298)            -
                                               ----------    ----------    ----------
Net increase (decrease) in net income (loss)   ($   5,126)   $      926    ($     517)
                                               ==========    ==========    ==========

Descriptions of the categories of restatement adjustments to the Company's net income (loss) for the years ended December 31, 2003, 2002 and 2001 are set forth below:

     1. Acquisition Accounting. The correction of the accounting for the acquisition of the 26% minority interest holding of Maxxcom Inc. by the Company in the third quarter of 2003, specifically correctin the recognition of stock based compensation pursuant to CICA, Section 3870 "Stock-based Compensation and Other Stock-based Payments" and SFAS 123 "Accounting for Stock Based Compensation" related to stock option remeasurement required on the issuance of vested and unvested options of the Company in exchange for vested and unvested stock options of Maxxcom Inc, and severance costs previously capitalized in goodwill. These corrections increased salary and related costs, reducing operating profit (loss) and reduced net income (loss) for the year ended December 31, 2003, 2002 and 2001 by $1,611 with the net effect being an decrease in goodwill of $2,168 and an increase in contributed surplus of $1,040 as at December 31, 2003;

     2. Deferred Financing Fees. The correction of the timing of the write-off of deferred financing fees, which were written off in 2003 in anticipation of the refinancing of debt rather than at the date the debt was repaid in 2004. This correction reduced the loss on the write off of deferred financing fees included in net gain (loss) in asset dispositions by $3,085, resulting in an increase in net income of $3,085 for the year ended December 31, 2003 and an increase in other assets of $3,085 as at December 31, 2003..

     3. Gain on Disposition. To correct an error made in the calculation of the reported net gain on asset disposition and other charges related to the 2003 disposition of 80% of the Company's interest in Custom Direct, Inc., including a reduction in a future income tax benefit previously recognized. This correction reduced the gain on sale of assets and net income by $1,940, for the year ended December 31, 2003 and increased other assets by $1,940 as at December 31, 2003, increased. Associated with this transaction, income tax expense was corrected due income tax expense by $1,361 for the year ended December 31, 2003 and decreased future income taxes included in capital assets by $1,361 as at December 31, 2003.

     4. Revenue Recognition. The correction of revenue related to certain multiple deliverable contracts where the Company recognized revenue on each deliverable as billed and on certain other long-term contracts where the Company recognized revenue on a percentage completion basis. Revenue is now recognized when the products are delivered to the customer. The impact of the revenue recognition correction as at December 31, 2003, was to increase inventory by $940 (2002 - $924, 2001 - $3,340) and increase deferred revenue by $2,708 (2002 - $1,940,
          2001 - $5,123). The impact on the statement of operations was an increase (decrease) for the years ended December 31 as follows:

                             2003          2002          2001
                          ----------    ----------    ----------
Revenue                   ($   1,679)   $    3,898    ($   1,126)
Cost of sales                   (924)        3,071          (771)
                          ----------    ----------    ----------
Operating income (loss)         (755)          827          (355)
Income taxes                    (210)          (99)          162
                          ----------    ----------    ----------
Net income (loss)         ($     545)   $      926    ($     517)
                          ==========    ==========    ==========

          This correction resulted in a charge to opening retained earnings (deficit) on January 1, 2001 of $1,734.

     5. Accounting for Foreign Exchange. The correction of the accounting for foreign exchange gains and losses related to certain intercompany balances previously reflected in cumulative translation adjustment rather than recognized in earnings. This change resulted in foreign exchange losses of $2,023 for the year ended December 31, 2003, correspondingly affecting net income and a reduction in the cumulative translation adjustment in the same amount.

     6. Accounting for Investments. The correction of the accounting for two investments: (i) A majority owned investee, Accumark Promotions Group, Inc. ("Account"), was previously accounted for on a consolidated basis. Upon evaluation pursuant to CICA Handbook Section 1590 "Subsidiaries", it was determined that the Company did not have unilateral control over significant financial operating polices of Accumark, but rather had joint control and accordingly it is now accounted for by the Company using the proportionate consolidation method; and (ii) the remaining investment in Custom Direct Inc. was previously accounted for on the cost basis with distributions recorded in revenues. The Company has determined that the investment should be equity accounted for as it had significant influence. Due to the nature of the adjustment in (i), the correction impacted most line items on the balance sheets. The impact of the change of accounting for these investments on the statement of operations is an increase (decrease) for the years ended December 31 are as follows:

                                                   2003          2002          2001
                                                ----------    ----------    ----------
Revenue                                         ($   6,101)   ($   4,472)   ($   4,095)
Operating costs                                     (3,235)       (3,755)       (3,404)
                                                ----------    ----------    ----------
Operating income (loss) before other charges        (2,866)         (717)         (691)
                                                ----------    ----------    ----------
Other charges:
    Gain (loss) on sale of assets                       73             -             -
    Amortization                                       (30)          (22)          (21)
    Interest, net                                       (4)            4            (5)
    Income participation of minority partners         (624)         (699)         (657)
                                                ----------    ----------    ----------
                                                      (585)         (717)         (683)
                                                ----------    ----------    ----------
Income before income taxes and earnings from
    affiliates                                      (2,281)            -            (8)
Income taxes                                             2             -            (8)
Earnings from affiliates                             1,850             -             -
                                                ----------    ----------    ----------
Net income (loss)                               ($     433)   $        -    $        -
                                                ==========    ==========    ==========

     7. Accounting for Stock-based Compensation. The correction of the accounting for stock-based compensation to recognize, on a cumulative basis, compensation cost to the end of each reporting period at least equal to the value of the vested portion of the stock-based award at that same date. This change increased salary and related costs by $298 with a corresponding decrease in operating income and net income for the year ended December 31, 2003 and an increase of $298 in contributed surplus as at December 31, 2003.

          The following tables present a summary of the impact of the restatements for the periods presented in the accompanying financial statements:

     8. Diluted Earnings per Share. The correction to the computation of the dilutive effect of convertible debentures, in calculating diluted earnings per share.

                                                                    For the Year Ended December 31, 2003
                                                                  -----------------------------------------
                                                                  As Reported    Adjustments    As Restated
                                                                  -----------    -----------    -----------
Gross Billings                                                    $   556,310    ($    7,780)   $   548,530
                                                                  ===========    ===========    ===========
Revenue                                                           $   312,716    ($    7,780)   $   304,936

Operating costs                                                       276,157         (2,118)       274,039
                                                                  -----------    -----------    -----------
Operating income before other income (charges)                         36,559         (5,662)        30,897
                                                                  -----------    -----------    -----------
Other income (charges):
   Net gain on asset dispositions and other charges                    10,260          1,204         11,464
   Unrealized foreign exchange gain (loss)                                  -         (2,023)        (2,023)
   Amortization                                                       (12,617)         2,255        (10,362)
   Amortization of deferred finance charges                                 -         (2,225)        (2,225)
   Interest, net                                                      (11,502)             4        (11,498)
   Income participation of minority partners                           (6,113)           624         (5,489)
                                                                  -----------    -----------    -----------
                                                                      (19,972)          (161)       (20,133)
                                                                  -----------    -----------    -----------
Income (loss) before income taxes, goodwill charges, equity in
   affiliates and minority interest                                    16,587         (5,823)        10,764
Income taxes (recovery)                                                 6,589          1,153          7,742
                                                                  -----------    -----------    -----------
Income (loss) before goodwill charges, equity in affiliates and
   minority interest                                                    9,998         (6,976)         3,022
Equity in affiliates                                                        -          1,850          1,850
Minority interest (recovery)                                           (1,044)             -         (1,044)
                                                                  -----------    -----------    -----------
 Net income (loss) for the year                                   $    11,042    ($    5,126)   $     5,916
                                                                  ===========    ===========    ===========
Earnings Per Common Share:
       Basic                                                      $      0.55                   $      0.27
       Diluted                                                           0.49                          0.26

                                                                    For the Year Ended December 31, 2002
                                                                  -----------------------------------------
                                                                  As Reported    Adjustments    As Restated
                                                                  -----------    -----------    -----------
Gross Billings                                                    $   600,273    ($      574)   $   599,699
                                                                  ===========    ===========    ===========
Revenue                                                           $   387,765    ($      574)   $   387,191

Operating costs                                                       333,139    ($      684)       332,455
                                                                  -----------    -----------    -----------
Operating income before other income (charges)                         54,626            110         54,736
                                                                  -----------    -----------    -----------
Other income (charges):
   Net gain on asset dispositions and other charges                    97,288              -         97,288
   Unrealized foreign exchange gain (loss)                              4,380              -          4,380
   Amortization                                                       (16,171)         2,052        (14,119)
   Amortization of deferred finance charges                                 -         (2,030)        (2,030)
   Interest, net                                                      (17,810)            (4)       (17,814)
   Income participation of minority partners                           (3,927)           699         (3,228)
                                                                  -----------    -----------    -----------
                                                                       63,760            717         64,477
                                                                  -----------    -----------    -----------
Income (loss) before income taxes, goodwill charges, equity in
   affiliates and minority interest                                   118,386            827        119,213
Income taxes (recovery)                                                22,020            (99)        21,921
                                                                  -----------    -----------    -----------
Income (loss) before goodwill charges, equity in affiliates and
   minority interest                                                   96,366            926         97,292
Minority interest (recovery)                                            3,032              -          3,032
                                                                  -----------    -----------    -----------
 Net income (loss) for the year                                   $    93,334    $       926    $    94,260
                                                                  ===========    ===========    ===========
Earnings Per Common Share:
       Basic                                                      $      5.46                   $      5.51
       Diluted                                                           3.70                          3.69

                                                                    For the Year Ended December 31, 2001
                                                                  -----------------------------------------
                                                                  As Reported    Adjustments    As Restated
                                                                  -----------    -----------    -----------
Gross Billings                                                    $   718,189    ($    5,221)   $   712,668
                                                                  ===========    ===========    ===========
Revenue                                                           $   509,747    ($    5,221)   $   504,526

Operating costs                                                       429,945         (4,175)       425,770
                                                                  -----------    -----------    -----------
Operating income before other income (charges)                         79,802         (1,046)        78,756
                                                                  -----------    -----------    -----------
Other income (charges):
   Net gain on asset dispositions and other charges                   (59,212)             -        (59,212)
   Unrealized foreign exchange gain (loss)                            (12,034)             -        (12,034)
   Amortization                                                       (23,717)         2,819        (20,898)
   Amortization of deferred finance charges                                 -         (2,798)        (2,798)
   Interest, net                                                      (34,070)             5        (34,065)
   Income participation of minority partners                           (3,644)           657         (2,987)
                                                                  -----------    -----------    -----------
                                                                     (132,677)           683       (131,994)
                                                                  -----------    -----------    -----------
Income (loss) before income taxes, goodwill charges, equity in
   affiliates and minority interest                                   (52,875)          (363)       (53,238)
Income taxes (recovery)                                               (18,414)           154        (18,260)
                                                                  -----------    -----------    -----------
Income (loss) before goodwill charges, equity in affiliates and
   minority interest                                                  (34,461)          (517)       (34,978)
Goodwill charges, net of income tax                                    42,999              -         42,999
Minority interest (recovery)                                           (4,178)             -         (4,178)
                                                                  -----------    -----------    -----------
Income (loss) from continuing operations                              (73,282)          (517)       (73,799)

Loss from discontinued operations                                     (25,428)             -        (25,428)
                                                                  -----------    -----------    -----------
 Net income (loss) for the year                                       (98,710)   ($      517)       (99,227)
                                                                  ===========    ===========    ===========
Earnings Per Common Share:
   Income (loss) from continuing operations
       Basic                                                      ($     4.43)                  ($     4.46)
       Diluted                                                          (4.43)                        (4.46)
   Net income (loss)
       Basic                                                      ($     5.93)                  ($     5.96)
       Diluted                                                          (5.93)                        (5.96)

                                                                             At December 31, 2003
                                                                  -----------------------------------------
                                                                  As Reported    Adjustments    As Restated
                                                                  -----------    -----------    -----------
ASSETS
Current:
   Cash and cash equivalents                                      $    71,879           (279)   $    71,600
   Accounts receivable, net                                            80,979           (684)        80,295
   Inventory                                                            6,795            940          7,735
   Prepaid expenses and sundry                                          5,068            (25)         5,043
                                                                  -----------    -----------    -----------
                                                                      164,721            (48)       164,673
Capital and other assets, net                                          80,152            286         80,438
Goodwill                                                              103,538         (1,759)       101,779
                                                                  -----------    -----------    -----------
                                                                  $   348,411         (1,521)   $   346,890
                                                                  ===========    ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
   Accounts payable and accrued liabilities                       $    91,289         (1,683)   $    89,606
   Deferred acquisition consideration                                   1,113              -          1,113
   Deferred revenue                                                    13,516          2,788         16,304
   Current portion of long-term indebtedness                           18,646              -         18,646
                                                                  -----------    -----------    -----------
                                                                      124,564          1,105        125,669
Long-term indebtedness                                                102,112              -        102,112
                                                                  -----------    -----------    -----------
                                                                      226,676          1,105        227,781
                                                                  -----------    -----------    -----------
Minority interests                                                      2,533           (101)         2,432
                                                                  -----------    -----------    -----------
Shareholders' Equity:
   Share capital                                                      117,292              -        117,292
   Contributed surplus                                                  3,272          1,338          4,610
   Other paid-in capital                                               30,851              -         30,851
   Cumulative translation adjustment                                   (4,953)         2,588         (2,365)
   Retained earnings (deficit)                                        (27,260)        (6,451)       (33,711)
                                                                  -----------    -----------    -----------
                                                                      119,202         (2,525)       116,677
                                                                  -----------    -----------    -----------
                                                                  $   348,411         (1,521)   $   346,890
                                                                  ===========    ===========    ===========

                                                                             At December 31, 2002
                                                                  -----------------------------------------
                                                                  As Reported    Adjustments    As Restated
                                                                  -----------    -----------    -----------
ASSETS
Current:
   Cash and cash equivalents                                      $    37,788           (351)   $    37,437
   Accounts receivable, net                                            67,457           (668)        66,789
   Inventory                                                            7,005            924          7,929
   Prepaid expenses and sundry                                          6,266             (5)         6,261
                                                                  -----------    -----------    -----------
                                                                      118,516           (100)       118,416
Capital and other assets, net                                          79,967             81         80,048
Goodwill                                                              185,637           (108)       185,529
                                                                  -----------    -----------    -----------
                                                                  $   384,120           (127)   $   383,993
                                                                  ===========    ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
   Accounts payable and accrued liabilities                       $    82,874           (623)   $    82,251
   Deferred acquisition consideration                                  23,966              -         23,966
   Deferred revenue                                                    11,104          1,940         13,044
   Current portion of long-term indebtedness                            4,088              -          4,088
                                                                  -----------    -----------    -----------
                                                                      122,032           1317        123,349
Long-term indebtedness                                                155,514              -        155,514
                                                                  -----------    -----------    -----------
                                                                      277,546           1317        278,863
                                                                  -----------    -----------    -----------
Minority interests                                                      9,824           (119)         9,705
                                                                  -----------    -----------    -----------
Shareholders' Equity:
   Share capital                                                       96,407              -         96,407
   Other paid-in capital                                               24,179              -         24,179
   Cumulative translation adjustment                                    7,858              -          7,858
   Retained earnings (deficit)                                        (31,694)        (1,325)       (33,019)
                                                                  -----------    -----------    -----------
                                                                       96,750         (1,325)        95,425
                                                                  -----------    -----------    -----------
                                                                  $   384,120           (127)   $   383,993
                                                                  ===========    ===========    ===========

                                                                             At December 31, 2001
                                                                  -----------------------------------------
                                                                  As Reported    Adjustments    As Restated
                                                                  -----------    -----------    -----------
ASSETS
Current:
   Cash and cash equivalents                                      $    37,231           (244)   $    36,987
   Accounts receivable, net                                            89,634         (1,116)        88,518
   Inventory                                                           14,617          3,340         17,957
   Prepaid expenses and sundry                                          7,514            (29)         7,485
   Future income taxes                                                 17,579              -         17,579
                                                                  -----------    -----------    -----------
                                                                      166,575          1,951        168,526
Capital and other assets, net                                         104,494            (20)       104,474
Goodwill                                                              290,524           (108)       290,416
                                                                  -----------    -----------    -----------
                                                                  $   561,593          1,823    $   563,416
                                                                  ===========    ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
   Accounts payable and accrued liabilities                       $   112,757           (912)   $   111,845
   Deferred acquisition consideration                                  15,943              -         15,943
   Deferred revenue                                                    14,924          5,123         20,047
   Current portion of long-term indebtedness                            7,565              -          7,565
                                                                  -----------    -----------    -----------
                                                                      151,189          4,211        155,400
Long-term indebtedness                                                331,158              -        331,158
                                                                  -----------    -----------    -----------
                                                                      482,347          4,211        486,558
                                                                  -----------    -----------    -----------
Minority interests                                                      9,576           (137)         9,439
                                                                  -----------    -----------    -----------
Shareholders' Equity:
   Share capital                                                       95,111              -         95,111
   Other paid-in capital                                               32,687              -         32,687
   Cumulative translation adjustment                                    3,447              -          3,447
   Retained earnings (deficit)                                        (61,575)        (2,251)       (63,826)
                                                                  -----------    -----------    -----------
                                                                       69,670         (2,251)        67,419
                                                                  -----------    -----------    -----------
                                                                  $   561,593          1,823    $   563,416
                                                                  ===========    ===========    ===========

Reconciliation of Canadian GAAP with US GAAP

The reconciliation of results reported in accordance with generally accepted accounting principles (GAAP) in Canada with the United States GAAP has also been restated to reflect the items above and the following additional items;

    (i) To recognize the fair value adjustment related to an embedded derivative in the Company's exchangeable securities as determined pursuant to SFAS 133, as amended by SFAS 138, "Accounting for Derivative Instruments and Hedging Activities". The correction reduced Other income and net income in 2003 by $3,974.

    (ii) Correction of the accounting for an investment in a joint ventures, previously accounted for on a proportionately consolidated basis for US GAAP purposes. Pursuant to APB Opinion No. 18. "The Equity Method of Accounting for Investments in Common Stock", these investments are accounted for using the equity method.

    (iii) Correction of the timing and amounts recognized or gain a disposal of an asset.

The following tables present a summary of the impact of the restatements on the reconciliation of results reported in accordance with GAAP in Canada with the United States GAAP for the periods presented in the accompanying financial statements:

                                                                    For the Year Ended December 31, 2003
                                                                  -----------------------------------------
                                                                  As Reported    Adjustments    As Restated
                                                                  -----------    -----------    -----------
Operations

Income (loss) from continuing operations before income taxes a
   reported under Canadian GAAP                                   $    17,631    ($    3,973)   $    13,658
Adjustments
   Gain on dispositions                                                14,785         (3,664)        11,121
   Loss on embedded derivative in long-term debt                            -         (3,974)        (3,974)
   Reduction in amortization                                              741              -            741
   Interest on convertible debt                                        (1,907)           215         (1,692)
                                                                  -----------    -----------    -----------
Income (loss) from continuing operations before income taxes, US
 GAAP                                                                  31,250        (11,396)        19,854
                                                                  -----------    -----------    -----------
 Income taxes (recovery)
   Current                                                              1,128              2          1,130
   Deferred                                                             4,995          1,298          6,293
                                                                  -----------    -----------    -----------
                                                                        6,123          1,300          7,423
                                                                  -----------    -----------    -----------
Net income (loss), US GAAP                                             25,127        (12,696)        12,431

Other comprehensive income, net of tax
 Cumulative translation adjustment                                    (13,627)         2,412        (11,215)
                                                                  -----------    -----------    -----------
Comprehensive income (loss), US GAAP                              $    11,500    ($   10,284)   $     1,216
                                                                  ===========    ===========    ===========
Net income (loss) per Class A and Class B share, US GAAP
   Basic                                                          $      1.41                   $      0.70
   Diluted                                                        $      1.15                   $      0.65
Weighted average number of shares
   Basic                                                           17,791,064                    17,791,064
   Diluted                                                         23,257,596                    21,665,530

                                                                             At December 31, 2003
                                                                  -----------------------------------------
                                                                  As Reported    Adjustments    As Restated
                                                                  -----------    -----------    -----------
In Accordance with Canadian GAAP:

Current assets                                                    $   164,721    ($       48)   $   164,673
Capital and other                                                      80,152            286         80,438
Goodwill                                                              103,538         (1,759)       101,779
Current liabilities                                                   124,564          1,105        125,669
Long term indebtedness                                                102,112              -        102,112
 Share capital                                                        117,292              -        117,292
Contributed surplus                                                     3,272          1,338          4,610
Other paid in capital                                                  30,851              -         30,851
Cumulative translation adjustment                                      (4,953)         2,588         (2,365)
Retained earnings (accumulated deficit)                               (27,260)        (6,451)       (33,711)

                                                                             At December 31, 2003
                                                                  -----------------------------------------
                                                                  As Reported    Adjustments    As Restated
                                                                  -----------    -----------    -----------
In Accordance with US GAAP:

Current assets                                                    $   145,982    ($    1,438)   $   144,544
Capital and other                                                      96,719         (2,923)        93,796
Goodwill                                                               87,479         (4,280)        83,199
Current liabilities                                                   105,040            878        105,918
Long term indebtedness                                                134,256             24        134,280
 Share capital                                                        115,996              -        115,996
Contributed surplus                                                     3,272          1,338          4,610
Accumulated other comprehensive income                                 (5,769)         3,241         (2,528)
Retained earnings (accumulated deficit)                               (25,148)       (14,021)       (39,169)

                                                                    For the Year Ended December 31, 2002
                                                                  -----------------------------------------
                                                                  As Reported    Adjustments    As Restated
                                                                  -----------    -----------    -----------
Operations

Income (loss) from continuing operations before income taxes a
   reported under Canadian GAAP                                   $   115,354    $       827    $   116,181
Adjustments
   Gain on dispositions                                                 3,209              -          3,209
   Deferred charges                                                      (134)             -           (134)
   Unrealized financial derivative gain                                 4,437              -          4,437
   Reduction in amortization                                            1,322              -          1,322
   Interest on convertible debt                                        (1,582)             -         (1,582)
                                                                  -----------    -----------    -----------
Income (loss) from continuing operations before income taxes, US
GAAP                                                                  122,606            827        123,433
                                                                  -----------    -----------    -----------
 Income taxes (recovery)
   Current                                                              1,051              -          1,051
   Deferred                                                            25,495            (99)        25,396
                                                                  -----------    -----------    -----------
                                                                       26,546            (99)        26,447
                                                                  -----------    -----------    -----------
Net income (loss) from continuing operations                           96,060            926         96,986

Cumulative effect of change in accounting principle                   (62,477)             -        (62,477)
                                                                  -----------    -----------    -----------
Net income (loss), US GAAP                                             33,583            926         34,509

Other comprehensive income, net of tax
 Cumulative translation adjustment                                      5,240              -          5,240
                                                                  -----------    -----------    -----------
Comprehensive income (loss), US GAAP                              $    38,823    $       926    $    39,749
                                                                  ===========    ===========    ===========
Net income (loss) per Class A and Class B share, under US GAAP, from continuing operations:

   Basic                                                          $      5.68                   $      5.73
   Diluted                                                        $      3.84                   $      3.84
Earnings (loss) per Class A and Class B share, as reported:

   Basic                                                          $      1.99                   $      2.04
   Diluted                                                        $      1.38                   $      1.40
Weighted average number of shares
   Basic                                                           16,915,341                    16,915,341
   Diluted                                                         25,357,018                    25,619,168

                                                                             At December 31, 2002
                                                                  -----------------------------------------
                                                                  As Reported    Adjustments    As Restated
                                                                  -----------    -----------    -----------
In Accordance with Canadian GAAP:

Current assets                                                    $   118,516    ($      100)   $   118,416
Capital and other                                                      79,967             81         80,048
Goodwill                                                              185,637           (108)       185,529
Current liabilities                                                   122,032          1,317        123,349
Long term indebtedness                                                155,514              -        155,514
Share capital                                                          96,407              -         96,407
Other paid in capital                                                  24,179              -         24,179
Cumulative translation adjustment                                       7,858              -          7,858
Retained earnings (accumulated deficit)                               (31,694)        (1,325)       (33,019)

                                                                             At December 31, 2002
                                                                  -----------------------------------------
                                                                  As Reported    Adjustments    As Restated
                                                                  -----------    -----------    -----------
In Accordance with US GAAP:

Current assets                                                    $   105,613    ($    1,601)   $   104,012
Capital and other                                                     103,940        (10,658)        93,282
Goodwill                                                              143,976          8,407        152,383
Current liabilities                                                   108,911           (767)       108,144
Long term indebtedness                                                179,290         (1,641)       177,649
 Share capital                                                         95,111              -         95,111
Share purchase loans                                                   (3,550)             -         (3,550)
Accumulated other comprehensive income                                  8,687              -          8,687
Retained earnings (accumulated deficit)                               (44,744)        (1,325)       (46,069)

                                                                    For the Year Ended December 31, 2001
                                                                  -----------------------------------------
                                                                  As Reported    Adjustments    As Restated
                                                                  -----------   ------------    -----------
Operations                                                        ($   94,002)   ($      363)   ($   94,365)

Income (loss) from continuing operations before income taxes a reported under Canadian GAAP

Adjustments
   Deferred charges                                                    (1,635)             -         (1,635)
   Unrealized financial derivative gain                                 5,023              -          5,023
   Reduction in amortization                                            3,640              -          3,640
   Interest on convertible debt                                        (1,682)             -         (1,682)
                                                                  -----------   ------------    -----------
Income (loss) from continuing operations before income taxes, US
 GAAP                                                                 (88,656)          (363)       (89,019)
                                                                  -----------   ------------    -----------
 Income taxes (recovery)
   Current                                                                487             (8)           479
   Deferred                                                           (19,068)           162        (18,906)
                                                                  -----------   ------------    -----------
                                                                      (18,581)           154        (18,427)
                                                                  -----------   ------------    -----------
Net income (loss) from continuing operations, US GAAP                 (70,075)          (517)       (70,592)

Cumulative effect of change in accounting principle                    (5,650)             -         (5,650)

Loss from discontinued operations                                     (24,078)             -        (24,078)
                                                                  -----------   ------------    -----------
Net income (loss), US GAAP                                            (99,803)          (517)      (100,320)

Other comprehensive income, net of tax
 Cumulative translation adjustment                                      7,526              -          7,526
                                                                  -----------   ------------    -----------
Comprehensive income (loss), US GAAP                              ($   92,277)   ($      517)   ($   92,794)
                                                                  ===========   ============    ===========
Net income (loss) per Class A and Class B share, under US GAAP, from continuing operations:

   Basic                                                          ($     4.15)                  ($     4.18)
   Diluted                                                        ($     4.15)                  ($     4.18)
Net income (loss) per Class A and Class B share, as reported:

   Basic                                                          ($     5.91)                  ($     5.94)
   Diluted                                                        ($     5.91)                  ($     5.94)
Weighted average number of shares
   Basic                                                           16,885,877                    16,885,877
   Diluted                                                         16,885,877                    16,885,877

                                                                             At December 31, 2001
                                                                  -----------------------------------------
                                                                  As Reported    Adjustments    As Restated
                                                                  -----------    -----------    -----------
In Accordance with Canadian GAAP:

Current assets                                                    $   166,575    $     1,951    $   168,526
Capital and other                                                     104,494            (20)       104,474
Goodwill                                                              290,524           (108)       290,416
Current liabilities                                                   151,189          4,211        155,400
Long term indebtedness                                                331,158              -        331,158
 Share capital                                                         95,111              -         95,111
Other paid in capital                                                  32,687              -         32,687
Cumulative translation adjustment                                       3,447              -          3,447
Retained earnings (accumulated deficit)                               (61,575)        (2,251)       (63,826)

                                                                             At December 31, 2001
                                                                  -----------------------------------------
                                                                  As Reported    Adjustments    As Restated
                                                                  -----------    -----------    -----------
In Accordance with US GAAP:

Current assets                                                    $   166,575    $       255    $   166,830
Capital and other                                                     100,126          3,188        103,314
Goodwill                                                              277,527         (2,159)       275,368
Current liabilities                                                   151,189          3,672        154,861
Long term indebtedness                                                366,944              -        366,944
 Share capital                                                         95,111              -         95,111
Share purchase loans                                                   (4,711)             -         (4,711)
Accumulated other comprehensive income                                  4,446              -          4,446
Retained earnings (accumulated deficit)                               (78,327)        (2,251)       (80,578)

2. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

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

3. ACQUISITIONS

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

                                      None.

                                MDC PARTNERS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (IN THOUSANDS OF U.S. DOLLARS,
                            EXCEPT PER SHARE AMOUNTS)

DECEMBER 31, 2003, 2002, 2001

3. ACQUISITIONS (CONTINUED)

                               2003 Acquisitions:

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

Effective October 1, 2003, the Company acquired an additional 6.17% of Source Marketing, LLC to own 87.67%.

The assets acquired and the consideration given are as follows:

                                                                            DECEMBER 31,
                                           ---------------------------------------------
                                            Restated 2003          2002             2001
                                           ---------------------------------------------
Net assets acquired, at fair value
       Assets, net of liabilities           $         219     $      36       $    4,425
Reduction in minority interest                      6,844             -                -
Goodwill                                           23,523        20,774           50,927
                                           ---------------------------------------------
                                            $      30,586     $  20,810          $55,352
                                           =============================================

Consideration

       Cash and promissory notes            $       6,215     $       -          $24,552
       Class A shares issued                       24,199             -            7,353
       Fair value of stock options and
          Warrants issued                           2,530             -                -
       Additional consideration -
          current year acquisitions                     -             -              626
       Additional consideration -
          prior year acquisitions                     698        20,418           14,250
       Recovery of consideration -
          prior year acquisitions                  (4,176)            -                -
       Other acquisition costs                      1,120           392            8,571
                                           ---------------------------------------------
                                            $      30,586     $  20,810       $   55,352
                                           =============================================

In addition to the consideration paid by the Company in respect of its acquisitions, additional consideration may be payable based on the achievement of certain threshold levels of earnings. Based on the current year's earnings, $698 (2002 - $12,553, 2001 - $28,240) of additional consideration was accrued related to current and prior year acquisitions and is reflected in deferred acquisition consideration (see note 13). No additional consideration will be incurred on current and prior year acquisitions.

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

4.    Interest in Jointly Controlled Entity

      The Company accounts for its 49% interest in Crispin Porter + Bogusky LLC, a jointly controlled entity, using the proportionate consolidation method. The following is the Company's proportionate share of the major components of the financial statements of the jointly controlled entity as at and for the years ended December 31, 2003, 2002 and 2001:

      Balance Sheet                      2003         2002         2001
                                      ----------   ----------   ----------
      Current assets                  $   18,739   $   12,903   $    5,106
      Long-term assets                     2,641          325          371
      Current liabilities                (16,965)     (12,935)      (5,001)
      Long-term liabilities                 (867)           -            -

      Statement of Operations               2003         2002         2001
                                      ----------   ----------   ----------
      Gross billings                  $   58,143   $   32,051   $   13,893
                                      ----------   ----------   ----------

      Revenues                        $   13,491   $    9,506   $    5,517
      Expenses                             9,066        6,680        4,595
                                      ----------   ----------   ----------
      Income before income taxes           4,425        2,826          922
      Income taxes                         1,666        1,064          347
                                      ----------   ----------   ----------
      Net income                      $    2,759   $    1,762   $      575
                                      ----------   ----------   ----------

      Statement of Cash Flows            2003         2002         2001
                                      ----------   ----------   ----------
      Cash provided from (used in):

      Operating activities            $    2,385   $    7,486   $     (208)
      Investing activities                (1,600)        (224)         (97)
      Financing activities                (1,170)      (3,008)        (359)

--------------------------------------------------------------------------------

5.    Accounts Receivable

                                                    December 31,
                                      ------------------------------------
                                         2003         2002         2001
                                      ----------   ----------   ----------
                                       Restated     Restated    Restated
                                      See Note 1   See Note 1   See Note 1

      Receivables        - Trade      $   66,304   $   56,670   $   74,126
                         - Other           3,655        2,158        5,980
      Unbilled work in progress           10,336        7,961        8,412
                                      ----------   ----------   ----------
                                      $   80,295   $   66,789   $   88,518
                                      ----------   ----------   ----------

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
December 31, 2003, 2002, 2001
--------------------------------------------------------------------------------

6. Capital and Other Assets

                                     -----------------------   ------------------------   ------------------------
                                               2003                       2002                      2001
                                     -----------------------   ------------------------   ------------------------
                                                Accumulated                Accumulated                Accumulated
                                       Cost     Amortization     Cost      Amortization     Cost      Amortization
                                     --------   ------------   ---------   ------------   ---------   ------------
                                              Restated                   Restated                   Restated
                                             See Note 1                 See Note 1                 See Note 1

   (a) Capital Assets

       Land                          $  1,026   $          -   $     843   $          -   $     898   $          -
       Buildings                        5,570          1,513       4,556          1,100       4,869          1,065
       Computer, furniture
         and fixtures                  46,062         32,288      45,800         28,542      64,816         35,825
       Machinery and equipment         32,233         12,426      33,012         11,590      48,109         20,092
       Leasehold improvements          12,845          6,895      10,907          5,536      13,872          6,621
                                     --------   ------------   ---------   ------------   ---------   ------------
                                       97,736         53,122      95,118         46,768     132,564         63,603
                                     --------   ------------   ---------   ------------   ---------   ------------
  (b)  Other Assets

       Investments,
         net of provisions             16,114              -         103              -         380              -
       Long-term notes receivable,
         net of provisions of
         $8,326 (2002 - $17,435,
         2001 - $12,712)                1,749              -       5,139              -       9,555              -
       Deferred charges                 2,708          1,698       2,100          1,442      12,528          7,188
       Deferred finance costs           9,811          4,423      10,467          4,318      13,417          4,614
       Future income taxes             11,563              -      19,649              -      11,435              -
                                     --------   ------------   ---------   ------------   ---------   ------------
                                       41,945          6,121      37,458          5,760      47,315         11,802
                                     --------   ------------   ---------   ------------   ---------   ------------
                                      139,681         59,243     132,576         52,528     179,879         75,405
                                     --------   ------------   ---------   ------------   ---------   ------------
       Cost less accumulated
         amortization                           $     80,438               $     80,048               $    104,474
                                     --------   ------------   ---------   ------------   ---------   ------------

Investments include $15,946 related to a 20% equity investment in of Custom Direct, Inc. which were exchanged into units of Custom Direct Income Fund ("Fund"). On February 13, 2004.the investment was exchanged into units of the Fund and were then applied in full settlement of the Company's adjustable rate exchangeable securities (see Note 8).

Included in capital assets are assets under capital leases with a cost of $11,682 (2002 - $10,835, 2001 - $10,241) and accumulated amortization of $5,089
(2002 - $4,120, 2001 - $3,320). As at December 31, 2003, long-term notes receivable ("Notes") include $10,075 (2002 - $13,972, 2001 - $14,099), subject to provisions of $8,326 (2002 - $9,207, 2001 - $9,292), owing from current and former employees, officers and directors of the Company and its subsidiaries. The Notes are non-interest bearing with no specific terms of repayment. During the year, a recovery of $1,710 (2002 - $Nil, 2001 - a provision of $2,395) relating to employee notes receivable has been recorded.

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

      The original cost and accumulated amortization of goodwill as at December 31, 2001 was as follows (Restated - See Note 1):

             Cost                                         $     323,054
             Accumulated amortization                            32,638
                                                          -------------
                                                          $     290,416
                                                          =============

      The changes in the carrying amount of goodwill for the year ended December 31 are as follows:

                                                ----------     ----------
                                                   2003           2002
                                                ----------     ----------
                                                 Restated       Restated
                                                See Note 1     See Note 1

             Balance, January 1                 $  185,529     $  290,416
             Transitional impairment loss                -        (72,522)
             Acquired during the year               23,523         20,774
             Reduction for dispositions            (88,741)       (55,647)
             Goodwill charges (see note 13)        (10,012)             -
             Foreign currency translation           (8,520)         2,508
                                                ----------     ----------
             Balance, December 31               $  101,779     $  185,529
                                                ==========     ==========

      Net income (loss), adjusted to exclude goodwill amortization expense including the related income tax effects, is as follows:

                                                                    ----------   ----------   ----------
                                                                       2003         2002         2001
                                                                    ----------   ----------   ----------
                                                                     Restated     Restated     Restated
                                                                    See Note 1   See Note 1   See Note 1

             Reported net income (loss)                             $    5,916   $   94,260   $  (99,227)
             Add back: goodwill amortization, net of tax  of $Nil
                 (2002 - $Nil, 2001 - $1,811)                                -           -        11,232
                                                                    ----------   ----------   ----------
              Adjusted net income (loss)                            $    5,916   $   94,260   $  (87,995)
                                                                    ==========   ==========   ==========
             Earnings (loss) per share:

             Reported net income (loss)
                  Basic                                             $     0.27   $     5.51   $    (5.96)
                  Goodwill amortization                                      -            -         0.66
                                                                    ----------   ----------   ----------
                  Adjusted net income (loss)                        $     0.27   $     5.51   $    (5.30)
                                                                    ==========   ==========   ==========
                  Diluted                                           $     0.26   $     3.73   $    (5.96)
                  Goodwill amortization                                      -           -          0.66
                                                                    ----------   ----------   ----------
                  Adjusted net income  (loss)                       $     0.26   $     3.73   $    (5.30)
                                                                    ==========   ==========   ==========

                                MDC PARTNERS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (IN THOUSANDS OF U.S. DOLLARS,
                            EXCEPT PER SHARE AMOUNTS)

DECEMBER 31, 2003, 2002, 2001

8. LONG-TERM INDEBTEDNESS

                                                                DECEMBER 31,
                                                 -----------------------------------------
                                                     2003           2002          2001
                                                 ------------   ------------   -----------
Adjustable rate exchangeable securities
   C$34,155 (2002 and 2001 - Nil), due
   December 2008
Adjustable rate exchangeable securities,
   C$34,155 (2002 - Nil), due December 2028      $     26,344   $          -   $         -
10.5% unsecured senior subordinated notes                   -         86,433       200,000
Davis & Henderson, Limited Partnership
   term facility                                            -              -        50,226
7% convertible debentures, face value C$49,000
   (2002 and 2001 - C$50,000),
   due January 8, 2007                                  6,943          7,515             -
6% convertible subordinated notes                           -              -         3,139
7.84% mortgage payable, C$5,261
   (2002 - C$5,390, 2001 - C$5,500),
   due January 2012                                     4,058          3,417         3,454
Notes payable and other bank loans                      5,632          4,208         7,444
MDC credit facility                                         -              -         7,000
Maxxcom credit facility                                30,718         24,000        35,242
Maxxcom subordinated debenture, C$51,664
   (2002 - C$45,465, 2001 - C$40,000),
   due September 2005                                  39,849         28,819        25,113
                                                 ------------   ------------   -----------
                                                      113,544        154,392       331,618
Obligations under capital leases, interest at
   6.2% to 8.4%                                         7,214          5,210         7,105

                                                 ------------   ------------   -----------
                                                      120,758        159,602       338,723
Less:  Current portion                                 18,646          4,088         7,565
                                                 ------------   ------------   -----------
                                                 $    102,112   $    155,514   $   331,158
                                                 ============   ============   ===========

On December 8, 2003, the Company issued $26,344 (C$34,155) of adjustable rate exchangeable securities due December 31, 2028 for cash proceeds of $24,450 (C$31,700). Based on the performance of Custom Direct Income Fund (the "Fund") for the period ended December 31, 2003, the Company was entitled to exchange its shares of Custom Direct, Inc. for units of the Fund. The units of the Fund were then applied by the Company in full settlement of the adjustable rate exchangeable securities. The transaction was completed on February 13, 2004.

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

8.    LONG-TERM INDEBTEDNESS (CONTINUED)

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

In accordance with the Company's accounting policy on financial instruments, the net proceeds of C$47,350 of the 7% convertible debentures with the face value of C$50,000 were originally allocated C$14,350 to long-term indebtedness and C$33,000 to other paid-in capital within shareholders' equity. Additional amounts were capitalized annually to the equity portion of the notes in order that the equity portion of the notes equaled the face value at the estimated settlement date of January 2002. As the notes were not settled within the estimated period, the debt and equity components of the 7% convertible debentures were re-assessed in January 2002 with an allocation to long-term indebtedness from other paid-in capital, in the amount of $9,010, representing the present value of future interest payments. Additional amounts are capitalized annually to the equity portion of the notes in order that the equity portion of the notes will equal the face value at maturity. The 7% convertible debentures are convertible at the option of the holder into Class A shares at a rate of 49.261 Class A shares per one thousand Canadian dollars of debenture. The 7% convertible debentures are redeemable by the Company at par. The Company may, at its option, satisfy the obligation to repay the principal amount of the debentures on redemption or at maturity in freely tradable Class A shares. The debentures are unsecured and rank subordinate to all other indebtedness.

MDC Partners Inc. Notes to Consolidated Financial Statements (in thousands of U.S. dollars, except per share amounts)

December 31, 2003, 2002, 2001

The approximate principal portion of long-term indebtedness repayable in each of the five years subsequent to December 31, 2003 is as follows:

                        2004               $  18,646
                        2005                  65,311
                        2006                   4,162
                        2007                   1,093
                        2008                   4,056
                        Thereafter            27,490
                                           ---------
                        Total              $ 120,758
                                           =========

Total interest on long-term indebtedness was $12,412 (2002 - $18,260, 2001 - $33,886). The Company's estimate of the fair value of its long-term indebtedness is as follows:

                                              December 31,
                                 ------------------------------------
                                    2003         2002          2001
                                 ---------    ---------     ---------
    Maturing within five years   $  93,500    $ 148,000     $ 298,000
    Maturing after five years       32,500        4,000         4,000
                                 ---------    ---------     ---------
                                 $ 126,000    $ 152,000     $ 302,000
                                 =========    =========     =========

--------------------------------------------------------------------------------

9.    Share Capital

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
December 31, 2003, 2002, 2001
--------------------------------------------------------------------------------

    Class A                                         Shares      Amount
    ------------------------------------------    ----------   ---------
    Balance December 31, 2000                     16,261,309   $  93,618

    Share options exercised                          112,025         732

    Shares acquired and cancelled                   (841,800)     (6,727)

    Shares issued in exchange for Cybersight
    Acquisition Co., Inc. shares                     933,337       7,353
                                                  ----------   ---------
    Balance December 31, 2001                     16,464,871      94,976

    Allocation from other paid-in capital upon
    settlement of 6% convertible
    subordinated notes                                     -       1,296
                                                  ----------   ---------
    Balance December 31, 2002                     16,464,871      96,272

    Share options exercised                          458,987       3,031

    Shares acquired and cancelled                 (1,274,816)     (8,131)

    Shares issued on privatization of Maxxcom      2,473,183      23,327

    Shares issued as acquisition consideration        74,183         872

    Shares issued as deferred acquisition            173,043       1,786
    consideration
                                                  ----------   ---------
    Balance December 31, 2003                     18,369,451   $ 117,157
                                                  ==========   =========

    Class B
    ------------------------------------------
    Balance December 31,  2001, 2002 and 2003        450,470   $     135
                                                  ==========   =========
    Total Class A and Class B Share Capital
    ---------------------------------------
    2003                                          18,819,921   $ 117,292
                                                  ==========   =========
    2002                                          16,915,341   $  96,407
                                                  ==========   =========
    2001                                          16,915,341   $  95,111
                                                  ==========   =========

MDC Partners Inc. Notes to Consolidated Financial Statements (in thousands of U.S. dollars, except per share amounts)

December 31, 2003, 2002, 2001

9. Share Capital (Continued)

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

Information related to share option transactions over the past three years is summarized as follows:

                                        Options Outstanding       Options Exercisable
                                      -----------------------   -----------------------
                                        Weighted     Weighted
                                        Average      Average
                                         Number     Price per      Number     Price per
                                      Outstanding     Share     Outstanding     Share
                                      -----------   ---------   -----------   ---------
Balance, December 31, 2000              2,256,279        8.01     1,347,556        7.64
Granted                                   130,000        5.93
Exercised                                (112,025)       6.44
Expired and cancelled                    (416,409)       7.62
                                      -----------   ---------   -----------   ---------
Balance, December 31, 2001              1,857,845        7.46     1,314,736        7.33
Granted                                   812,000        3.47
Expired and cancelled                    (420,217)       5.76
                                      -----------   ---------   -----------   ---------
Balance, December 31, 2002              2,249,628        6.45     1,353,344        7.63
Granted                                   614,000        5.94
Granted on privatization of Maxxcom       534,960        6.24
Exercised                                (458,987)       6.35
Expired and cancelled                    (872,873)       9.46
                                      -----------   ---------   -----------   ---------
Balance, December 31, 2003              2,066,728   $    6.60       870,979   $    7.82
                                      ===========   =========   ===========   =========

MDC Partners Inc. Notes to Consolidated Financial Statements (in thousands of U.S. dollars, except per share amounts)

December 31, 2003, 2002, 2001

9. Share Capital (Continued)

Share options outstanding at December 31, 2003 are summarized as follows:

                                        Options Outstanding            Options  Exercisable
                                    ---------------------------     -------------------------
                                      Weighted         Weighted                      Weighted
                                      Average          Average                       Average
Range of Exercise      Number       Contractual       Price per       Number        Price per
     Prices         Outstanding        Life             Share       Exercisable       Share
-----------------   -----------     -----------       ---------     -----------     ---------
    $2.97 - $4.50       784,535             3.9       $    4.13         315,907     $    4.11

    $4.51 - $6.00       525,265             4.4            5.60         111,034          5.61

    $6.01 - $9.00       348,253             5.3            7.33         159,484          7.95

   $9.01 - $14.00       395,118             2.4           10.93         271,283         11.23

  $23.00 - $44.00        13,557             3.2           42.81          13,271         43.24

In 2003, the Company recorded $888 compensation expense related to options issued to employees including options assumed on the privatization of Maxxcom. Prior to 2003, the Company recorded no compensation expense when options were issued to employees but provided pro forma information for options granted after January 1, 2002. The Company estimates the fair value of each share option on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; expected volatility of 40%; expected option life of five years; and no dividend payments. Had compensation expense been recorded for employee stock option grants in 2002, the resulting pro forma net earnings and earnings per share would be as follows:

                                         For the year ended December 31, 2002
                                         ------------------------------------
                                                  Restated - See Note 1

Pro forma net income                                       $     94,189
                                                           ============
Pro forma earnings per share
     Basic                                                 $      5.51
                                                           ===========
     Diluted                                               $      3.69
                                                           ===========

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

The Company's compensation expense related to options assumed on the privatization of Maxxcom, stock appreciation rights and from the issuance of stock warrants and options for the year ended December 31, 2003 was $6,182.

================================================================================
                                                               MDC Partners Inc.
                                      Notes to Consolidated Financial Statements
                                                  (in thousands of U.S. dollars,
                                                       except per share amounts)
December 31, 2003, 2002, 2001
--------------------------------------------------------------------------------

10.    Contributed Surplus

                                                                                                      December 31,
                                                             -----------------------------------------------------
                                                                        2003               2002              2001
                                                             -----------------------------------------------------
                                                                     Restated
                                                                    See Note 1

      Fair value of stock options granted to employees               $   888          $       -           $     -

      Fair value of stock options  issued on
           privatization of Maxxcom                                    1,703                  -                 -

      Fair value of 257,146 stock warrants granted on
           privatization of Maxxcom,
          fully vested with an exercise price of C$13.12, expiring

           July 11, 2006                                                 827                  -                 -

      Fair value of 250,000 stock warrants granted to
           service providers, fully
           vested with an exercise price
           of C$15.47, expiring November 19, 2008                      1,192                  -                 -
                                                             -----------------------------------------------------
                                                                    $  4,610          $       -           $     -
                                                             =====================================================

--------------------------------------------------------------------------------

11.   Other Paid-in Capital

                                                                                                     December 31,
                                                             -----------------------------------------------------
                                                                        2003               2002              2001
                                                             -----------------------------------------------------
      Balance beginning of year                                     $ 24,179        $    32,687       $    31,981

      Allocation upon re-assessment of 7%
         convertible debentures (See Note 8)                               -             (9,010)                -

      Allocation to share capital upon
         settlement of 6%
         convertible subordinated notes                                    -             (1,296)                -

      Allocation from retained earnings                                1,692              1,592             2,572

      Reduction for repurchase of C$1,000 of 7%
         convertible debentures                                        (597)                 -                 -

      Foreign exchange                                                 5,577                206           (1,866)
                                                             -----------------------------------------------------
                                                                    $ 30,851        $    24,179        $   32,687
                                                             =====================================================

During 2002, share capital increased $1,296 representing the transfer from other paid-in capital of the expired option value associated with the 6% convertible subordinated notes which were repaid.

12. Cumulative Translation Adjustment

This adjustment represents the net unrealized foreign currency translation gain
(loss) on the Company's net investment in self-sustaining foreign operations in the United States, United Kingdom and Australia.

MDC Partners Inc. Notes to Consolidated Financial Statements (in thousands of U.S. dollars, except per share amounts) December 31, 2003, 2002, 2001

13. Net Gain on Asset Dispositions and Other Charges

                                          For the years ended December 31,
                                   --------------------------------------------
                                           2003           2002            2001
                                   --------------------------------------------
                                       Restated
                                      See Note 1)

Cash charges                        $        -    $    (5,097)      $ (13,675)
Stock based compensation expense        (5,474)             -               -
Non-cash charges - capital assets       (8,126)        (3,391)       (107,839)
Goodwill charges                       (10,012)             -               -
Net gain on asset dispositions          35,076        105,776          62,302
                                   --------------------------------------------
                                    $   11,464    $    97,288       $ (59,212)
                                   ============================================

In May 2003, the Company sold an 80% interest in Custom Direct Inc. ("Custom") to the Custom Direct Income Fund ("the Fund") for cash and units of the Fund. The Fund units were subsequently sold in July 2003. Total gross proceeds for the disposal of 80% of Custom were approximately $150,000. The net gain on asset dispositions includes charges for incentive payments to management including management of divested subsidiaries in the amount of $10,737 (2002 - $1,239, 2001 - $7,561). In accordance with its accounting policy of testing goodwill and other intangibles for impairment on an annual basis, the Company undertook an extensive review of all businesses comparing the book carrying value to the estimated fair market value of each operation. As a result, the Company recorded non-cash charges against specific assets of $11,211 and goodwill charges of $10,012.

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

During 2001, the Company developed a plan to maximize the returns in its core businesses and construct an orderly exit from non-core activities. The plan included a reduction in the estimated useful life of deferred customer acquisition costs in the direct-to-consumer cheque market as a result of the absence of predictability in the direct response market, extensive cost reduction initiatives across the organization, including an approximate 15% reduction in the Company's workforce, the exit from certain leased facilities and the provisions against specific assets connected with various non-core businesses which will be exited in the foreseeable future. The resulting restructuring charge was comprised of non-cash charges of $107,839 related to writedowns in customer acquisition costs and other specific assets. The Company disposed of 45.45% of Davis + Henderson for aggregate gross proceeds of approximately $111,000. Cash charges amounted to $13,675 related primarily to employee termination costs and vacated lease premises costs, of which $949 was paid in 2003 (2002 - $3,545, 2001 - $6,225) with a balance of $1,154 (2002 -
$2,103, 2001 - $7,450) remaining in accounts payable.

14. Income Participation of Minority Partners

These amounts represent payments to minority shareholders of subsidiary companies pursuant to their respective shareholder agreements and adjustments to the minority interest position.

15. Income Taxes

The Company's provision (recovery) for income taxes is comprised as follows:

                                 For the years ended December 31,
                           -----------------------------------------------
                                   2003            2002            2001
                           -----------------------------------------------
                                 Restated        Restated       Restated
                                See Note 1      See Note 1     See Note 1

Current                         $   1,130       $   1,051      $      479
Future                              6,612          20,870         (21,045)
                           -----------------------------------------------
                                $   7,742       $  21,921      $  (20,566)
                           ================================================

================================================================================
                                                               MDC Partners Inc.
                                      Notes to Consolidated Financial Statements
                                                  (in thousands of U.S. dollars,
                                                       except per share amounts)
December 31, 2003, 2002, 2001
--------------------------------------------------------------------------------

15.   Income Taxes (Continued)

      Reconciliation to statutory rates is as follows:

                                                                       For the years ended December 31,
                                                                      ---------------------------------------------------
                                                                                2003           2002             2001
                                                                      ---------------------------------------------------
                                                                              Restated       Restated          Restated
                                                                             See Note 1     See Note 1        See Note 1
     Provision for income taxes based on
          combined basic Canadian federal and
          provincial tax rate of 36.6% (2002 - 38.6%, 2001 - 42.1%)          $   3,940     $     46,016      $  (41,486)
      Increase (decrease) in taxes resulting from
          permanent differences
             - Capital gains                                                    (3,409)         (20,607)         (4,734)
             - Other, including non-deductible goodwill charges                  2,098           (2,820)         15,760
      Losses not recognized for income tax purposes                              5,113             (668)          9,894
                                                                      ---------------------------------------------------
      Total provision (recovery)                                              $  7,742     $     21,921      $  (20,566)
                                                                      ===================================================

Disclosed on the Consolidated Statements of Operations as follows:

                                                                      For the years ended December 31,
                                                            ---------------------------------------------------
                                                                         2003             2002             2001
                                                            ---------------------------------------------------
                                                                    Restated       Restated         Restated
                                                                   See Note 1     See Note 1       See Note 1

Income taxes                                                        $  7,742     $     21,921     $   (18,260)
Recovery of income taxes related to goodwill charges                       -                -          (2,306)
                                                            ---------------------------------------------------
                                                                    $  7,742     $     21,921     $   (20,566)
                                                            ===================================================

The tax effects of significant items comprising the Company's future tax assets and liabilities as at December 31 are as follows:

                                                                            2003             2002             2001
                                                                ---------------------------------------------------
                                                                         Restated
                                                                        See Note 1
Future tax assets

    Differences between book and tax basis of equity
         transaction  costs                                              $   853     $      1,083     $      2,081
    Loss carryforwards related to equity transaction costs                   282            1,249            5,534
    Operating loss carryforwards and differences between
         book and tax basis                                               10,428           17,317           21,399
                                                                ---------------------------------------------------
                                                                       $  11,563     $     19,649      $    29,014
                                                                ===================================================

At December 31, 2003, the Company has income tax loss carryforwards of approximately $32,000 which relate to the Company and certain subsidiaries, the tax benefits of which are likely to be realized, and therefore have been recognized in these financial statements. The tax loss carryforwards expire between 2004 and 2021. In addition, certain other subsidiaries have income tax loss carryforwards of approximately $52,000, the tax benefit of which have not been recognized in these financial statements.

MDC Partners Inc. Notes to Consolidated Financial Statements (in thousands of U.S. dollars, except per share amounts) December 31, 2003, 2002, 2001

16. Discontinued Operations

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

                                             For the years ended December 31,
                                          -------------------------------------
                                               2003         2002          2001
                                          -------------------------------------
       Sales                                   $  -      $    -      $  49,492
                                          =====================================

       Income from operations                     -           -              -
       Provision for loss on disposal             -           -        (25,428)
                                          -------------------------------------
       Loss from discontinued operations       $  -      $    -      $ (25,428)
                                          =====================================

-------------------------------------------------------------------------------

17. Earnings per Share

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

The calculation of diluted earnings per share is based upon the treasury method. The weighted average shares outstanding during the year are as follows:

                                          For the years ended December 31,
                                    -------------------------------------------
                                           2003            2002           2001
                                    -------------------------------------------
                                      Restated        Restated
                                     See Note 1      See Note 1

       Basic                         17,791,064      16,915,341     16,885,877
       Impact of dilutive items         492,823       8,703,827              -
                                    -------------------------------------------
       Diluted                       18,283,887      25,619,168     16,885,877
                                    ===========================================

-------------------------------------------------------------------------------

18. Commitments

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

19. CONTINGENT LIABILITIES

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

c) The Company has agreed to provide to its Chairman, President and Chief Executive Officer a bonus of C$10 million in the event that the market price of the Company's Class A subordinate voting shares is C$30 per share or more for more than 20 consecutive trading days. The after-tax proceeds of such bonus are to be applied first as repayment of any outstanding loans due to the Company from this officer and his related companies. The loans due from the officer are non-interest bearing and are repayable only on the termination of the officer's employment. The loans due from the officer's related companies are non-interest bearing and substantially all of the amounts are repayable on November 1, 2007, have been personally guaranteed by the officer and in the event that the management services agreement with such company is terminated, 50% of the termination penalty payable by the Company must be applied against the outstanding loans. As at December 31, 2002, outstanding loans due from the officer and his related companies were C$10,665 and C$3,000, respectively, which, net of an aggregate C$10,000 provision, results in C$3,665 being recorded in the Company's accounts. During 2003, the officer repaid loans in the amount of C$3,845 and as at December 31, 2003 the remaining outstanding loans from the officer and his related companies are C$6,820 and C$3,000, respectively, both of which have been fully provided for in the Company's accounts, as the Company anticipates such amounts will be recovered by payment of the bonus described above.

20. RELATED PARTY TRANSACTIONS

The Company incurred fees totaling $8,006 (2002 - $2,421, 2001 - $3,466) to companies controlled by an officer of the Company in respect of services provided including merger and acquisition, financial and administrative. In addition, the Company has non-interest bearing notes receivable from an officer of the Company and from companies controlled by the same officer as described in note 19(c) above.

================================================================================
                                                               MDC Partners Inc.
                                      Notes to Consolidated Financial Statements
                        (in thousands of U.S. dollars, except per share amounts)
--------------------------------------------------------------------------------

21.   Subsequent Events

      On January 29, 2004, the Company purchased a 60% interest in kirshenbaum bond + partners for cash consideration of approximately $20,000 and share consideration of approximately $1,800.

      On February 13, 2004, the Company applied its units of the Fund in full settlement of the adjustable rate exchangeable securities.

22.   Segmented Information

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

                                                                          FOR THE YEAR ENDED DECEMBER 31, 2003

                                                            Marketing        Secure     Corporate
                                                        Communications Transactions       & Other        Total
       --------------------------------------------------------------------------------------------------------
                                                         Restated       Restated         Restated      Restated
                                                        See Note 1     See Note 1      See Note 1     See Note 1

       EARNINGS:

       Gross billings                                      $  433,336     $ 113,927       $ 1,267    $ 548,530
                                                        =======================================================

       Revenues                                            $  189,742     $ 113,927       $ 1,267    $ 304,936
                                                        -------------------------------------------------------
       Operating costs

          Cost of sales                                             -        56,654             -       56,654
          Salaries and related costs                           88,765        17,637         2,826      109,228
          General and other operating costs                    74,270        27,369         5,185      106,824
          Other charges (recoveries)                                -             -         1,333        1,333
                                                        -------------------------------------------------------
                                                              163,035       101,660         9,344      274,039
                                                        -------------------------------------------------------
       Operating income (loss) before
          other income (charges)                               26,707        12,267        (8,077)      30,897
                                                        -------------------------------------------------------
          Net gain on asset dispositions
            and other charges                                    (111)        8,207         3,368       11,464
          Unrealized foreign exchange loss                     (2,023)            -             -       (2,023)
          Amortization                                         (5,672)       (3,803)         (887)     (10,362)
          Amortization of deferred finance charges             (2,225)            -             -       (2,225)
          Interest, net                                        (6,282)       (4,850)         (366)     (11,498)
          Income participation of minority partners            (5,489)            -             -       (5,489)
                                                        -------------------------------------------------------
                                                              (21,802)        (446)         2,115      (20,133)
                                                        -------------------------------------------------------
       Income (loss) before income taxes and
          minority interest                                     4,905        11,821        (5,962)      10,764

          Income taxes (recovery)                               1,852         6,087          (197)       7,742
                                                        -------------------------------------------------------
       Income (loss) before minority interest                   3,053         5,734        (5,765)       3,022
          Equity in affiliates                                      -             -         1,850        1,850
          Minority interest (recovery)                              -        (1,536)          492       (1,044)
                                                        -------------------------------------------------------
          Net income (loss) for the year                        3,053         7,270        (4,407)       5,916
                                                        =======================================================

================================================================================
ASSETS

       Total assets                                        $  225,788        47,939        73,163      346,890
                                                        =======================================================
       Expenditures on capital assets                      $    6,975        11,731             -       18,706
                                                        =======================================================

================================================================================
                                                               MDC Partners Inc.
                                      Notes to Consolidated Financial Statements
                        (in thousands of U.S. dollars, except per share amounts)
--------------------------------------------------------------------------------

22.   Segmented Information (Continued)

                                                                                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                   Marketing          Secure      Corporate
                                                              Communications    Transactions        & Other          Total
       --------------------------------------------------------------------------------------------------------------------
                                                                   Restated                                        Restated
                                                                  See Note 1                                     See Note 1

       EARNINGS:

       Gross billings                                           $    379,776    $    212,998       $  6,925     $  599,699
                                                              =============================================================

       Revenues                                                 $    167,268    $    212,998       $  6,925     $  387,191
                                                              -------------------------------------------------------------
        Operating costs

           Cost of sales                                                   -          98,304          3,255        101,559
           Salaries and related costs                                 79,703          28,781          2,492        110,976
           General and other operating costs                          66,570          48,224          5,126        119,920
                                                              -------------------------------------------------------------
                                                                     146,273         175,309         10,873        332,455
                                                              -------------------------------------------------------------
        Operating income (loss)
           before other income (charges)                              20,995          37,689         (3,948)        54,736
                                                              -------------------------------------------------------------
           Net gain on asset dispositions and other charges             (576)        100,219         (2,355)        97,288
           Unrealized foreign exchange gain                                -               -          4,380          4,380
           Amortization                                               (6,173)         (7,214)          (732)       (14,119)
           Amortization of deferred finance charges                   (1,400)              -           (630)        (2,030)
           Interest, net                                              (5,301)        (10,767)        (1,746)       (17,814)
           Income participation of minority partners                  (3,228)              -              -         (3,228)
                                                              -------------------------------------------------------------
                                                                    (16,678)          82,238         (1,083)        64,477
                                                              -------------------------------------------------------------
       Income (loss) before income taxes and
           minority interest                                           4,317         119,927         (5,031)       119,213

               Income taxes (recovery)                                 1,413          22,248         (1,740)        21,921
                                                              -------------------------------------------------------------
       Income (loss) before minority interest                          2,904          97,679         (3,291)        97,292

               Minority interest                                           -           2,379            653         3,032
                                                              -------------------------------------------------------------
       Net income (loss) for the year                           $      2,904    $     95,300     $   (3,944)    $   94,260
                                                              =============================================================

================================================================================

       ASSETS

       Total assets                                             $    204,862    $    162,168     $   16,963    $   383,993
                                                              =============================================================
       Expenditures on capital assets                           $      3,813    $      4,654    $       142   $      8,609
                                                              =============================================================

================================================================================
                                                               MDC Partners Inc.
                                      Notes to Consolidated Financial Statements
                        (in thousands of U.S. dollars, except per share amounts)
--------------------------------------------------------------------------------

22.   Segmented Information (Continued)

                                                                                     FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                    Marketing         Secure     Corporate
                                                               Communications   Transactions       & Other          Total
                                                                     Restated                                    Restated
                                                                       Note 1                                      Note 1
       -------------------------------------------------------------------------------------------------------------------
       EARNINGS:

       Gross billings                                            $   384,697    $    304,030     $   26,241    $  712,968
                                                               ===========================================================

       Revenues                                                  $   174,255    $    304,030     $   26,241    $  504,526
                                                               -----------------------------------------------------------
       Operating costs

           Cost of sales                                                   -         138,797         11,289       150,086
           Salaries and related costs                                 86,676          40,646         10,141       137,463
           General and other operating costs                          66,593          62,355          9,273       138,221
                                                               -----------------------------------------------------------
                                                                     153,269         241,798         30,703       425,770
                                                               -----------------------------------------------------------
       Operating income (loss) before
           other income (charges)                                     20,986          62,232         (4,462)       78,756
                                                               -----------------------------------------------------------
           Net gain (loss) on asset dispositions and other charges    (9,140)         (7,838)       (42,234)      (59,212)
           Unrealized foreign exchange loss                                -               -        (12,034)      (12,034)
           Amortization                                               (5,872)        (13,798)        (1,228)      (20,898)
           Amortization of deferred finance charges                     (782)              -         (2,016)       (2,798)
           Interest, net                                              (4,155)        (10,344)       (19,566)      (34,065)
           Income participation of minority partners                  (2,987)              -             -         (2,987)
                                                               -----------------------------------------------------------
                                                                     (22,936)        (31,980)       (77,078)     (131,994)
                                                               -----------------------------------------------------------
       Income (loss) before income taxes, goodwill
           and minority interest                                      (1,950)         30,252        (81,540)      (53,238)

               Income taxes (recovery)                                (1,405)         12,173        (29,028)      (18,260)
                                                               -----------------------------------------------------------
       Income (loss) before goodwill and minority interest              (545)         18,079        (52,512)      (34,978)
               Goodwill charges                                        9,712          14,705         18,582        42,999
               Minority interest (recovery)                                -            (642)        (3,536)       (4,178)
                                                               -----------------------------------------------------------
       Income (loss) from continuing operations                   $  (10,257)      $   4,016     $  (67,558)      (73,799)
                                                               ===========================================================

================================================================================

       ASSETS

                                                                  Restated                                        Restated
                                                                 See Note 1                                     See Note 1

       Total assets                                               $  239,180       $ 266,444     $   57,792    $  563,416
                                                               ===========================================================
       Expenditures on capital assets                             $    4,146       $  10,709     $    1,354    $   16,209
                                                               ===========================================================

MDC Partners Inc. Notes to Consolidated Financial Statements
                   (in thousands of U.S. dollars, except per share amounts)

22. Segmented Information (Continued)

                             GEOGRAPHIC INFORMATION

    Revenues

                                       2003              2002             2001
                              -------------------------------------------------
                                  Restated           Restated          Restated
                                 See Note 1        See Note 1        See Note 1

    Canada                       $   92,987       $   139,017      $   221,356
    United States                   184,985           220,104          245,476
    Other countries                  26,964            28,070           37,694
                              -------------------------------------------------
    Total                        $  304,936       $   387,191      $   504,526
                              =================================================

    Capital Assets and Goodwill

                                      2003              2002             2001
                              -------------------------------------------------
                                  Restated           Restated          Restated
                                 See Note 1        See Note 1        See Note 1

    Canada                       $   48,001       $    51,329      $   130,392
    United States                    93,023           169,000          206,640
    Other countries                   5,369            13,550           22,345
                              -------------------------------------------------
    Total                       $   146,393       $   233,879      $   359,377
                              =================================================

===============================================================================

                                                              MDC PARTNERS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (IN THOUSANDS OF US DOLLARS,
                            EXCEPT PER SHARE AMOUNTS)

DECEMBER 31, 2003, 2002 AND 2001

23. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(GAAP) IN CANADA WITH UNITED STATES ("U.S.") GAAP

The following are the significant adjustments required to give effect to the differences between U.S. GAAP and Canadian GAAP which is the basis of presentation for the consolidated financial statements of the Company. Refer to
Note 1 Restatement of Financial Statements for a description of the causes of the restatement of certain of the financial information presented in this note:

(a) Prior to January 1, 2003 certain deferred charges in respect of the Company's Custom Direct Inc. operations, which were capitalized under Canadian GAAP, were expensed in the period incurred under U.S. GAAP.

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

(e) Under Canadian GAAP, the Company reflected share purchase loans as assets based on the economic substance of the arrangement. U.S. GAAP requires that these advances be shown as contra-equity. As at December 31, 2003 share purchase loans outstanding amounted to $Nil (2002 - $3,550 and 2001 - $4,711).

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

                                MDC PARTNERS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (IN THOUSANDS OF US DOLLARS,
                            EXCEPT PER SHARE AMOUNTS)

DECEMBER 31, 2003, 2002 AND 2001

23. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

At December 31, 2003, the Company's adjustable rate exchangeable securities include an embedded derivative related to the underlying Custom Direct Income Fund Units for which the securities were exchangeable. Under US GAAP the Company must recognize in earnings in each period the change in the fair value of the embedded derivative. This resulted in a loss on the derivative of $3,974. Under Canadian GAAP, EIC 117 prohibits the bifurcation of the embedded derivative. In addition, under EIC 56, until such time as the exchange right is no longer contingent upon future events, no adjustments to the carrying value of the debenture are permitted.

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

                                MDC PARTNERS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (IN THOUSANDS OF US DOLLARS,
                            EXCEPT PER SHARE AMOUNTS)

DECEMBER 31, 2003, 2002 AND 2001

23. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA WITH UNITED STATES ("U.S.") GAAP (CONTINUED)

In November 2002, EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21) was issued. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities and how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company's adoption EITF 00-21 did not have a material effect on our results of operations or financial condition.

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

                                MDC PARTNERS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (IN THOUSANDS OF US DOLLARS,
                            EXCEPT PER SHARE AMOUNTS)

DECEMBER 31, 2003, 2002 AND 2001

23. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA WITH UNITED STATES ("U.S.") GAAP (CONTINUED)

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

     Operations

                                                                     2003          2002         2001
                                                                   Restated       Restated      Restated
                                                                  See Note 1     See Note 1    See Note 1

     Income (loss) from continuing operations before
       income taxes as reported under Canadian GAAP              $   13,658      $   116,181   $  (94,365)
     Adjustments

       Gain on dispositions                                          11,121            3,209            -
       Loss on embedded derivative in long-term debt                 (3,974)               -            -
       Deferred charges                                                   -             (134)      (1,635)
       Unrealized financial derivative gain                               -            4,437        5,023
       Reduction of amortization                                        741            1,322        3,640
       Interest on convertible debt                                  (1,692)          (1,582)      (1,682)
--------------------------------------------------------------------------------------------------------------

     Income (loss) from continuing operations before
       income taxes, U.S. GAAP                                       19,854          123,433      (89,019)
--------------------------------------------------------------------------------------------------------------

     Income taxes (recovery)
       Current                                                        1,130            1,051          479
       Deferred                                                       6,293           25,396      (18,906)
--------------------------------------------------------------------------------------------------------------

                                                                      7,423           26,447      (18,427)
--------------------------------------------------------------------------------------------------------------

     Net income (loss) from continuing operations                    12,431           96,986      (70,592)

     Cumulative effect of change in accounting principle                 -           (62,477)      (5,650)

     Loss from discontinued operations                                    -                -      (24,078)
--------------------------------------------------------------------------------------------------------------

     Net income (loss), U.S. GAAP                                    12,431           34,509      (100,320)

     Other comprehensive income, net of tax
       Cumulative translation adjustment                            (11,215)           5,240        7,526
--------------------------------------------------------------------------------------------------------------

     Comprehensive income (loss), U.S. GAAP                      $    1,216      $    39,749   $  (92,794)
--------------------------------------------------------------------------------------------------------------

                                MDC PARTNERS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (IN THOUSANDS OF US DOLLARS,
                            EXCEPT PER SHARE AMOUNTS)

DECEMBER 31, 2003, 2002 AND 2001

23. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA WITH UNITED STATES ("U.S.") GAAP (CONTINUED)

------------------------------------------------------------------------------------------------------------
                                                                       2003           2002         2001
------------------------------------------------------------------------------------------------------------
                                                                      Restated       Restated
                                                                     See Note 1     See Note 1

     Earnings (loss) per Class A and Class B share, under U.S. GAAP, from continuing operations:

       Basic                                                         $ 0.70         $ 5.73     $  (4.18)
------------------------------------------------------------------------------------------------------------

       Diluted                                                       $ 0.65         $ 3.84     $  (4.18)
------------------------------------------------------------------------------------------------------------

     Net Income (loss) per Class A and Class B share, as reported:

       Basic                                                         $ 0.70         $ 2.04     $  (5.94)
------------------------------------------------------------------------------------------------------------

       Diluted                                                       $ 0.65         $ 1.40     $  (5.94)
------------------------------------------------------------------------------------------------------------

     Weighted average number of shares

       Basic                                                     17,791,064     16,915,341   16,885,877
------------------------------------------------------------------------------------------------------------

       Diluted                                                   21,665,530     25,619,168   16,885,877
------------------------------------------------------------------------------------------------------------

                                MDC PARTNERS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (IN THOUSANDS OF US DOLLARS,
                            EXCEPT PER SHARE AMOUNTS)

DECEMBER 31, 2003, 2002 AND 2001

23. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA WITH UNITED STATES ("U.S.") GAAP (CONTINUED)

     Cash Flows
     ----------

     Consolidated statement of cash flows under U.S. GAAP:

                                                                       2003           2002          2001
------------------------------------------------------------------------------------------------------------
                                                                     Restated
                                                                    See Note 1

     Cash provided by (used in)

     Operating activities
       Operations

         Loss from continuing operations                       $     12,431       $ 96,986    $  (70,592)
         Adjustments to reconcile income (loss)
           from continuing operations to net cash
           used in operating activities
              Amortization                                           11,450         14,433        32,968
              Stock-based compensation                                6,182              -             -
              Restructuring, dispositions and other
                charges, non-cash                                   (33,059)      (105,594)      107,002
              Restructuring, dispositions and other
                charges accrued to accounts payable                    (949)        (3,545)        7,653
              Goodwill charges                                       10,012              -        32,579
              Interest capitalized to debt                            4,557          3,368             -
              Unrealized financial derivative gain                        -         (4,437)       (5,023)
              Deferred income taxes                                   6,293         25,396       (18,906)
              Unrealized foreign exchange loss (gain)                 2,023         (4,380)       12,034
              Increase (decrease) in accounts receivable             (5,194)         5,872         6,818
              Increase (decrease) in accounts payable                 2,892         (6,103)      (12,021)
              Other                                                  (1,659)        (3,136)       (4,065)
------------------------------------------------------------------------------------------------------------

                                                                     14,979         18,860        88,447
------------------------------------------------------------------------------------------------------------

     Investing activities

       Business investments, acquisitions and divestitures,
         net of cash acquired                                        88,440        161,302       (16,884)
       Purchase of capital and other assets                         (12,111)        (9,322)      (34,981)
------------------------------------------------------------------------------------------------------------

                                                                     76,329        151,980       (51,865)
------------------------------------------------------------------------------------------------------------

                                MDC PARTNERS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (IN THOUSANDS OF US DOLLARS,
                            EXCEPT PER SHARE AMOUNTS)

DECEMBER 31, 2003, 2002 AND 2001

23. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA WITH UNITED STATES ("U.S.") GAAP (CONTINUED)

                                                                       2003           2002         2001
------------------------------------------------------------------------------------------------------------
      Financing activities
         Issuance of long term indebtedness                          37,472          5,955       87,229
         Repayment of long term indebtedness                        (88,993)      (186,869)    (123,475)
         Issuance of share capital                                    3,031              -          732
         Redemption of share capital                                (13,662)             -       (6,727)
------------------------------------------------------------------------------------------------------------

                                                                    (62,152)      (180,914)     (42,241)
------------------------------------------------------------------------------------------------------------

      Foreign exchange gain on cash held in foreign
         currencies                                                   5,547          6,092          166
------------------------------------------------------------------------------------------------------------

      Increase (decrease) in cash and equivalents                    34,703        (3,982)       (5,493)

      Cash and equivalents, beginning of year                        31,226         35,208        40,701
------------------------------------------------------------------------------------------------------------

      Cash and equivalents, end of year                         $    65,929     $   31,226     $  35,208
------------------------------------------------------------------------------------------------------------

      Non-cash investing and financing activity:

      Common stock issued for acquisitions                      $    25,985      $       -     $   7,353
      Stock options and warrants issued for
         Acquisitions                                                 2,530              -             -
      Increase (decrease) in minority interest                       (7,366)             -        (3,156)
------------------------------------------------------------------------------------------------------------

      Net non-cash activities related to acquisitions           $    21,149 $    $       -     $   4,197
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

MDC Partners Inc. Notes to Consolidated Financial Statements (in thousands of US dollars, except per share amounts) December 31, 2003, 2002 and 2001

23. Reconciliation of Results Reported in Accordance with Generally Accepted Accounting Principles (GAAP) in Canada with United States ("U.S.") GAAP - (Continued)

The following are balance sheet items which are affected by GAAP differences:

                                                In accordance with Canadian GAAP             In accordance with U.S. GAAP
                                                            As restated                              As restated
                                              -------------------------------------      -------------------------------------
                                                2003           2002           2001         2003          2002          2001
                                              -------------------------------------      -------------------------------------
                                          Restated      Restated      Restated     Restated      Restated      Restated
                                         See Note 1    See Note 1    See Note 1   See Note 1    See Note 1    See Note 1

Current assets                                 $ 164,673     $ 118,416     $ 168,526     $ 144,544     $ 104,012     $ 166,830
Capital and other                                 80,438        80,048       104,474        93,796        93,282       103,314
Goodwill                                         101,779       185,529       290,416        83,199       152,383       275,368
Current liabilities                              125,669       123,349       155,400       105,918       108,144       154,861
Long term indebtedness                           102,112       155,514       331,158       134,280       177,649       366,944
Share capital                                    117,292        96,407        95,111       115,996        95,111        95,111
Contributed surplus                                4,610             -             -         4,610             -             -
Other paid in capital                             30,851        24,179        32,687             -             -             -
Share purchase loans                                   -             -             -             -        (3,550)       (4,711)
Cumulative translation adjustment                 (2,365)        7,858          3,447             -             -             -
Accumulated other comprehensive income                 -             -             -        (2,528)        8,687         4,446
Retained earnings (accumulated deficit)          (33,711)      (33,019)      (63,826)      (39,169)      (46,069)      (80,578)


   Reconciliation of shareholders' equity between Canadian GAAP and U.S. GAAP:

                                                                       2003           2002          2001
                                                                    Restated       Restated
                                                                   See Note 1     See Note 1
---------------------------------------------------------------------------------------------
         Shareholders' equity as reported in the
           Canadian GAAP consolidated financial
           statements                                          $    116,677       $ 95,425     $ 67,419

         Less: Other paid in capital                                (30,851)       (24,179)     (32,687)

         Capitalization of deferred charges, net of amortization          -           (658)      (5,340)
         Costs of acquisitions, net of goodwill amortization         (2,943)       (13,122)     (12,997)
         Share purchase loans                                             -         (3,550)      (4,711)
         Deferred finance costs regarding convertible
            debt, net of amortization                                     -              -          333
         Unrealized derivative losses                                (3,974)             -       (4,394)
         Interest regarding convertible debt                              -              -        1,295
         Tax effect on above adjustments                                  -            263        5,350
------------------------------------------------------------------------------------------------------------------------------------

         Shareholders' equity according to
            U.S. GAAP                                          $     78,909     $   54,179     $ 14,268
------------------------------------------------------------------------------------------------------------------------------------

      The following is a summary of the calculation of the income and number of shares used in calculating basic and diluted EPS:

                                                                      2003          2002          2001
                                                                    Restated      Restated
                                                                   See Note 1    See Note 1

     Income used to compute Basic EPS

     Income (loss) from continuing operations, U.S. GAAP           $ 12,431      $ 96,986     $ (70,592)

         Add: Effect of interest on convertible notes                 1,552         1,369             -

     Income used to compute Diluted EPS                            $ 13,983      $ 98,355     $ (70,592)

     Shares used to compute Basic EPS                            17,791,064    16,915,341    16,885,877

         Add: Effect of convertible notes                         3,381,643     8,665,511             -

         Add: Stock options                                         492,823        38,316             -

     Shares used to compute Diluted EPS                          21,665,530    25,619,168    16,885,877

MDC Partners Inc. Notes to Consolidated Financial Statements (in thousands of US dollars, except per share amounts) December 31, 2003, 2002 and 2001

23. Reconciliation of Results Reported in Accordance with Generally Accepted Accounting Principles (GAAP) in Canada with United States ("U.S.") GAAP - (Continued)

For the year ended December 31, 2003, 593,219 options and 507,146 warrants were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive.

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

The following pro forma net income and earnings per share are presented for informational purposes and have been computed using the fair value method of accounting for share-based compensation as set forth in SFAS No. 123:

                                                2002              2001
                                        ==================================
                                             Restated
                                            See Note 1

Pro forma net income (loss)                $  34,438    $     (100,652)
                                        ==================================

Pro forma net income (loss) per share:

Basic                                      $  2.04      $        (5.96)
                                        ==================================

Diluted                                    $  1.40      $        (5.96)
                                        ==================================

Under US GAAP, in thousands of United States Dollars, the Company's Balance Sheet as of December 31, 2003 was as follows:

                       ASSETS

Current Assets:
    Cash and cash equivalents                       $  65,929
    Accounts receivable, net                           58,864
    Expenditures billable to clients                    7,153
    Inventories                                         7,735
    Prepaid expenses and other current assets           4,863
                                                    ---------
    Total Current Assets                              144,544

Fixed Assets, net                                      38,775
Investment in Affiliates                               34,362
Goodwill                                               83,199
Deferred Tax Benefits                                  11,563
Other Assets                                            9,096
                                                    ---------
 Total Assets                                       $ 321,539
                                                    =========

             LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                 $  38,451
   Accruals and other liabilities                      34,245
   Advance billings                                    15,731
   Current portion of long-term debt                   16,378
   Deferred acquisition consideration                   1,113
                                                    ---------
   Total Current Liabilities                          105,918

Long-Term Debt                                         95,970
Convertible Notes                                      37,794
Other Liabilities                                         516
                                                    ---------
Total Liabilities                                     240,198
                                                    ---------

 Minority Interest                                      2,432
                                                    ---------

Contingencies

Shareholders' Equity:
   Share capital                                      115,996
   Additional paid-in capital                           4,610
   Retained earnings (deficit)                        (39,169)
   Accumulated other comprehensive income (loss)       (2,528)
                                                    ---------

 Total Shareholders' Equity                            78,909
                                                    ---------

 Total Liabilities and Shareholders' Equity         $ 321,539
                                                    =========

Under US GAAP, in thousands of United States Dollars, the Company's Statement of Operations for the year ended December 31, 2003 was as follows:

Revenue:
    Services                                      $ 171,583
    Products                                        113,927
                                                  ---------
                                                    285,510
                                                  ---------
Operating Expenses:
    Cost of products sold                            56,654
    Salary and related costs                        107,228
    General and other operating costs               100,435
    Other charges                                     1,333
    Depreciation and amortization                     9,225
    Write-down of fixed assets and other assets       8,126
    Goodwill charges                                 10,012
                                                  ---------
                                                    293,013
                                                  ---------
Operating Profit (Loss)
                                                     (7,503)
                                                  ---------
Other Income (Expenses):
    Gain on sale of assets and settlement
     of long-term debt                               42,134
    Foreign exchange gain (loss)                     (2,023)
    Interest expense                                (16,060)
    Interest income                                     937
                                                  ---------
                                                     24,988
                                                  ---------
Income Before Income Taxes, Equity in
 Affiliates and Minority Interests                   17,485
Income Taxes                                          5,538
                                                  ---------
Income Before Equity in Affiliates
 and Minority Interests                              11,947
Equity in Affiliates                                  4,929
Minority Interests in Income of
 Consolidated Subsidiaries                           (4,445)
                                                  ---------
Net Income                                        $  12,431
                                                  =========

                                                                 Document No. 3

Management's Discussion & Analysis

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

Restatement of Financial Statements

The Company restated its financial statements for the years ended December 31, 2003 and 2002 Refer to Note 1 of the notes to consolidated financial statements of the Company's Consolidated Financial Statements included herein.

The Company has restated and reflected corresponding corrections to the Management Discussion and Analysis. This Form 40-F/A does not reflect events occurring after the original filing date of the Form 40-F.

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

--------------------------------------------------------------------------------
Selected Consolidated Annual Financial Information

(in thousands of U.S. dollars, except per share amounts)         2003              2002            2001
---------------------------------------------------------- ---------------- ----------------- ---------------
                                                               Restated          Restated        Restated
                                                              See Note 1        See Note 1      See Note 1

Revenues                                                          $304,936         $ 387,191      $ 504,526
Income (loss) from continuing operations                          $  5,916          $ 94,260      $ (73,799)
Net income (loss) for the year                                    $  5,916          $ 94,260      $ (99,227)
Earnings per share

   Income (loss) from continuing operations
     Basic                                                         $  0.27           $  5.51        $ (4.46)
     Diluted                                                       $  0.26           $  3.73        $ (4.46)
   Net income (loss)
     Basic                                                         $  0.27           $  5.51        $ (5.96)
     Diluted                                                       $  0.26           $  3.73        $ (5.96)
Assets                                                           $ 346,890         $ 383,993        $563,416
Long-term indebtedness                                           $ 120,758         $ 159,602        $338,723
---------------------------------------------------------- ---------------- ----------------- ---------------

RESULTS OF OPERATIONS

Revenues

On a consolidated basis, revenues for the year were $304.9 million, a decrease of 21% or $82.2 million compared to $387.1 million in 2002. The significant improvement in revenues reported by the Marketing Communications Division was more than offset by the impact of divestitures on the revenues of Secure Products International and Corporate and Other operations.

Gross billings of the Marketing Communications Division totaled $433.3 million in 2003, 14% or $53.5 million greater than the previous year. Revenues were $189.7 million, an improvement of $22.4 million or 13% from the $167.3 million achieved in 2002. This increase was primarily due to an increase in demand for direct marketing and database management services, particularly in the United States, and market research and advertising services in all geographic segments. Additionally, a weakening of the U.S. dollar throughout 2003 as compared to 2002 resulted in increased contribution from the division's Canadian- and U.K.-based operations.

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

(in thousands of U.S. dollars)                  2003                     2002
------------------------------ ----------- ---------- -------------- ---------
                               Restated See Note 1

Agriculture                      $  5,857         3%       $  6,047        4%
Automotive                         12,868         7%          8,571        5%
Consumer products                  71,666        38%         60,190       36%
Financial services                 21,313        11%         23,438       14%
Healthcare                         11,198         6%         17,434       10%
Media                               5,389         3%          2,040        1%
Telecommunications                 41,688        22%         28,445       17%
Government                          4,765         2%          6,948        4%
Information technology              5,231         3%          3,137        2%
Energy                              3,408         2%          1,445        1%
Other                               6,359         3%          9,573        6%
------------------------------ ----------- ---------- -------------- ---------
                                $ 189,742       100%      $ 167,268      100%
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

Revenues of Secure Products International, at $113.9 million for the year ended December 31, 2003, decreased $99.1 million or 47% compared to 2002. The decrease was primarily attributable to the revenues of divested operations included in the prior-year results. The revenues of the remaining operations decreased $1.0 million year-over-year. Each of the stamp, card and ticketing operations contributed to the improvement with increases in revenues of $0.2 million and $1.1 million, respectively, partially offset by a $2.3 million decrease in revenues of the card operation.

Revenues of the Company's Corporate and Other operations decreased $5.6 million to $1.3 million from the $6.9 million reported in 2002, primarily due to the divestiture of A.E. McKenzie Co. Inc. in 2002.

Operating Costs
Consolidated operating costs were $274.0 million, representing a decrease of 18% or $58.5 million from the operating costs of $332.5 million incurred in the previous year.

The operating costs of Marketing Communications amounted to $163.0 million for the year compared to $146.3 million in 2002. The 11% or $16.7 million increase was primarily due to the increased revenues, partially offset by the elimination of head office costs due to the privatization of Maxxcom on July 31, 2003. Operating costs expressed as a percentage of revenues were 85.9% in 2003 versus 87.4% in 2002. Salaries and related costs increased $9.1 million compared to the previous year, but were slightly lower as a percentage of revenues year-over-year. This was in large part due to the shift in mix of the operation's revenues to increased direct marketing and database management services.

Secure Products International experienced operating costs of $101.7 million in 2003, $73.6 million lower than 2002 due primarily to divested operations partially offset by an increase in costs related to preparation for increased production under the long-term USPS contract, combined with the impact of a stronger Canadian dollar on the operating costs at Canadian facilities. As a percentage of sales, total operating costs for Secure Products International increased from 82.3% in 2002 to 89.2% in 2003. Cost of sales increased to 49.7% of sales in 2003 compared to 46.2% of sales in 2002, and salaries and related costs increased from 13.5% to 15.5% of sales, while other operating costs increased as a percentage of sales to 24.0% from 22.6%.

The operating costs of Corporate and Other operations were $9.3 million, $1.6 million less than the $10.9 million of 2002. The decrease was primarily related to operations that were disposed, partially offset by additional costs allocated to Corporate and Other with the merger of head offices upon the privatization of Maxxcom in 2003, including a $1.3 million charge to related to severances.

Operating Income before Other Income (Charges) Operating income before other charges was $30.9 million for 2003, reflecting a decrease of $23.8 million or 44% from the $54.7 million achieved in 2002, largely due to the dispositions completed by the Secure Products International partially offset by the increased operating income of Marketing Communications.

Marketing Communications contributed $26.7 million in operating income before other charges for the year compared with $21.0 million in 2002. Operating margins improved to 14.1% of sales versus 12.6% of sales in 2002. These improvements were primarily the result of higher revenues combined with cost reductions that were achieved through the merger of head offices related to the privatization of Maxxcom. Several external factors continued to influence operating margin levels. Client spending remained tentative for much of 2003 as throughout 2002; however, the volume of client activity and the level of new business opportunities increased somewhat in 2003, particularly through the third and fourth quarters. The types of services provided in 2003 and 2002 reflected the shift to more directly measurable services. Significant pricing and profitability pressures have resulted from the combination of an increased sensitivity to the fees charged for these services and aggressive competition from marketing communications companies of all sizes.

Secure Products International earned $12.3 million of operating income before other charges, a decrease of $25.4 million or 67% from the prior-year income of $37.7 million. Operating income as a percentage of sales was 10.8% this year compared to 17.7% last year. The ongoing operations of Secure Products International reported a decrease in operating income of $3.1 million compared to 2002. The higher operating costs in U.S. dollars from Canadian facilities as a result of a stronger Canadian dollar and the increased costs of the stamp operations were only partially offset by an improvement in operating income from Placard, the Australian card business. The increased costs incurred in the stamp operations resulted from significant outsourcing of production while a plant expansion and the installation of new manufacturing equipment was completed.

The operating loss attributable to Corporate and Other operations was $8.1 million in 2003 compared to $4.0 million in 2002, the result of increased head office costs, partially offset by the effect of dispositions.

Net Gain on Asset Dispositions and Other Charges
The net gain on asset dispositions and other charges was $11.5 million for 2003. Of this, $35.0 million related to net gains on asset dispositions, primarily due to the disposal of 80% of Custom Direct Inc. for aggregate gross proceeds of approximately $150.0 million and to the repurchase of the remaining $86.4 million of Notes and the write-off of the related unamortized deferred finance fees of $1.7 million. The Company also undertook an extensive review of all businesses, comparing the book carrying value to the estimated fair market value of each operation. As a result, the Company recorded non-cash charges against specific assets of $11.2 million and goodwill charges of $10.0 million. In addition, the Company incurred stock-based compensation expense of $5.5 million related to the expensing of employee stock options, the implementation of a stock appreciation rights plan for senior management and directors, and warrants issued to outside service providers.

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

Unrealized Foreign Exchange Gain
In the first half of 2002, an unrealized foreign exchange gain of $4.4 million was recorded with respect to the U.S. dollar denominated Notes. On July 1, 2002, the Notes were designated as a hedge against the foreign exchange exposure of the U.S. Secure Products International operations, and any foreign exchange translation adjustment of the Notes reduced the offsetting foreign exchange translation adjustment of the U.S. operations, which was reflected in the cumulative translation account within shareholders' equity until the sale of Custom Direct and repayment of the Notes in 2003. The 2003 foreign exchange loss relates to short-term intercompany denominated receivables held by Canadian operations in United States dollars.

Amortization
Amortization expense for the year was $12.6 million, $3.5 million lower than the amortization of $16.1 million in 2002 primarily as a result of the reduction in the capital assets of Secure Products International. Amortization of the Marketing Communications Division was $7.9 million compared to 2002, at $7.6 million. This increase was primarily attributable to the capital assets associated with the expansion of customer service centres. Amortization attributable to Corporate and Other reduced from $1.4 million to 0.9 million.

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

Income Participation of Minority Partners
Income participation of minority partners represents payments to minority shareholders of subsidiary companies pursuant to their respective shareholder agreements, and for the year was $5.5 million, $2.3 million higher than 2002 as a result of improved performance in the Marketing Communications Division.

Income before Income Taxes, Equity in Affiliates and Minority Interest
Income before income taxes, equity if affiliates and minority interest was $10.8 million for 2003 compared to $119.2 million in 2002. The improvement in Marketing Communications was more than offset by reductions in Secure Products International, primarily due to divestitures, and increased costs at Corporate and Other.

Income Tax Expense
Income tax expense recorded for the year was $7.7 million compared with $21.9 million last year. The effective tax rate for 2003 was 71.9% of income before taxes and minority interest. In 2002, the tax rate was 18.4% due primarily to the significant divestitures completed during that year.

Equity in Affiliates
Equity in affiliates represents the income attributable to equity-accounted affiliate operations. Income of $1.9 million dollars was reported for the year ended December 31, 2003 related to equity earnings from CDI.

Minority Interest

Minority interest expense for 2003 was a recovery of $1.0 million, compared with an expense of $3.0 million in 2002, and represented the minority interest share of the net income (losses) of Maxxcom and Metaca for the period in which those operations were not wholly owned subsidiaries.

Net Income for the Year
Net income for the year was $5.9 million versus $94.3 million in 2002. The marginal improvement in net income of the Marketing Communications Division was offset by the impact of asset dispositions and a decrease in income attributable to the remaining business segments.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital
At December 31, 2003, working capital was $39.0 million compared with negative $4.9 million at December 31, 2002. The $43.9 million increase in working capital since last year was primarily the result of the sale of Custom Direct, Inc. and a $22.9 million decrease in deferred acquisition consideration payable, net of a $14.6 million increase in the current portion of long-term indebtedness. Accounts receivable increased by $13.5 million, and accounts payable and deferred revenue increased by $7.4 million and $3.3 million, respectively.

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

Long-term Indebtedness to Shareholders' Equity
At December 31, 2003, the Company's long-term indebtedness was $120.8 million, and total shareholders' equity totaled $116.2 million. The ratio of long-term indebtedness to shareholders' equity decreased from 1.65 at the end of 2002 to
1.04 at the end of 2003.

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

Cash Flows
Cash flows from operations, before changes in non-cash working capital, for the year ended December 31, 2003 were $18.7 million. This represents a decrease of $4.7 million from the cash flow generated in 2002, reflective of the impact of lower revenues and operating income before other charges related to Secure Products International and Corporate and Other operations.

Cash flows from investing activities during the year were $74.6 million compared with $151.6 million in 2002. The net proceeds received from the sale of Custom Direct, net of investing activities, amounted to $88.4 million. The $18.4 million of capital asset expenditures was primarily related to the development of customer service centres, additional investment in new premises and applications software by Marketing Communications, and the purchase of manufacturing equipment across Secure Products International. Cash flow from other assets of $4.5 million primarily related to the repayment of employee loans.

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

Selected Consolidated Quarterly Financial Information (Restated - See Note 1)

(in thousands of U.S.           First Quarter         Second Quarter      Third Quarter     Fourth Quarter
dollars, except                Ended March 31         Ended June 30    Ended September 30   Ended December 31
per share amounts)
------------------------- ---------- ---------- ---------- ---------- ---------- --------- ---------- -------
                               2003       2002       2003       2002       2003      2002       2003    2002
------------------------- ---------- ---------- ---------- ---------- ---------- --------- ---------- -------
Revenues                     85,023    120,479     80,617     91,212     66,659    87,323    72,637   88,227
Net income (loss)
   for the period               297      7,006      6,698     80,685      2,463     4,684     (3,542)  1,885
Earnings (loss) per share
   Basic                     $ (0.00)   $ 0.40     $ 0.38     $ 4.76     $ 0.12    $ 0.26   $ (0.20)  $ 0.10
   Diluted                   $ (0.00)   $ 0.26     $ 0.29     $ 3.41     $ 0.11    $ 0.18   $ (0.20)  $ 0.08
------------------------- ---------- ---------- ---------- ---------- ---------- --------- ---------- -------

A.   Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be included in our SEC reports is recorded, processed, summarized and reported within applicable time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as appropriate, to allow timely decisions regarding required disclosures.

On May 10, 2004, the Company disclosed in its annual report on Form 40-F for the fiscal year ended December 31, 2003 that an evaluation had been performed by the Company's management, including its CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, and that based on that evaluation, the Company's management concluded that the Company's disclosure controls and procedures were effective as of December 31, 2003. Subsequently, management determined that the Company's disclosure controls and procedures were not effective as of December 31, 2003, because the Company had a "material weakness" that resulted in the improper reporting of certain items, as described in Note 1 to the consolidated financial statements included herein.

Prior to the filing date of this Form 40-F/A, the Company implemented revised control activities to support improved processes under the direction of our Vice Chairman & Executive Vice President. The revised control activities and improved processes include expanded supervisory activities and monitoring procedures, including the corrective actions described below. Based on these changes and improvements, management believes that as of the date of this filing, our disclosure controls and procedures are effective to ensure that material information relating to our Company, including our consolidated subsidiaries, is made known to our CEO and CFO by others within those entities. Furthermore, our management, including our CEO and CFO, believe such controls have improved in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit to the SEC is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. We currently are designing and implementing an improved control environment to address the deficiencies described below.

B.   Internal Control over Financial Reporting

In the light of restatements of the Company's previously issued financial statements, as described in Note 1 of the Company's consolidated financial statements contained herein, the Company's management has concluded that there are significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. Management believes that such deficiencies represent material weaknesses in internal control over financial reporting that, by themselves or in combination, result in a more than remote likelihood that a material misstatement in our financial statements will not be prevented or detected by our employees in the normal course of performing their assigned functions. Such material weaknesses in internal control over financial reporting existed as at December 31, 2003.

Under applicable rules, management may not conclude that the Company's internal control over financial reporting is effective if a material weakness exists. Given the nature of the restatements, the Company's management believes that its material weaknesses relate primarily to significant transactions at the Company's head office accounting and reporting functions, including the following:

..     insufficient personnel resources and technical accounting expertise within its accounting functions;
..     failure in the design and operating effectiveness of identified controls in preventing or detecting misstatements of accounting information;
..     absence of appropriate review of significant transactions and related accounting entries, and the appropriate documentation and application of U.S. GAAP for those significant transactions;
..     failure to document approvals required for certain transactions; and
..     inadequate procedures and oversight for appropriately assessing and applying accounting principles and changes thereon.

Our management and Audit Committee have dedicated resources to assist in assessing the underlying issues giving rise to the restatement and in ensuring proper steps have been and are being taken to improve our control environment. That assessment found and concluded that our finance and accounting personnel made a number of accounting errors, but that there was no evidence of any fraud, intentional misconduct or concealment on the part of the Company, its officers or its employees. We currently are designing and implementing improved controls to address the material weaknesses described above in our control environment. Specifically, the Company has taken the following corrective actions:

..     Hired additional personnel resources, and is actively pursing appropriate additional resources in its accounting and finance functions, particularly those with US GAAP expertise;
..     Developed, distributed and begun to communicate and implement comprehensive accounting policies in a number of areas, including revenue recognition;
..     Developed and continues to refine procedures for ensuring appropriate documentation of complex transactions and application of accounting standards to ensure compliance with U.S. GAAP;
..     Improving procedures for reviewing underlying business agreements and analyzing, reviewing and documenting the support for management's accounting entries and significant transactions; and
..     Improving monitoring controls to ensure internal controls are operating effectively.

The Company believes that these steps should remediate the identified material weaknesses in control over financial reporting.

Section 404 Assessment

Section 404 of the Sarbanes-Oxley Act requires management's annual review and evaluation of our internal controls, and an attestation of the effectiveness of these controls by our independent registered public accountants beginning with our Form 10-K for the fiscal year ending on December 31, 2004. We have dedicated significant resources, including management time and effort, and incurred substantial costs in connection with our ongoing Section 404 assessment. We are currently documenting and testing our internal controls and evaluating necessary improvements for maintaining an effective control environment. The evaluation of our internal controls is being conducted under the direction of our senior management in consultation with independent third party consulting firm. In addition, the Company's management is regularly discussing the results of our testing and any proposed improvements to our control environment with the Audit Committee. Despite the dedication of significant resources for our Section 404 assessment, and the incurrence of significant costs, the Company has determined that a significant amount of work will be required to remediate the above-mentioned material weaknesses in its internal control over financial reporting. Accordingly, the Company expects that it is likely that it will have material weaknesses in internal control over financial reporting at year-end. However, based on significant work performed during the past several months, including the measures discussed above, management believes that there are no material inaccuracies or omissions of material fact in this Form 40-F/A. Management, to the best of its knowledge, also believes that the financial statements contained in this Form 40-F/A are fairly presented in all material respects. Despite the potential for a material weakness in the Company's internal controls at year-end, management further expects that its corrective measures and improved internal controls will enable the Company to file financial statements for the year ending December 31, 2004, in compliance with U.S. GAAP on a timely basis.

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

                                MDC PARTNERS INC.

Dated: December 20, 2004                     By:    /s/ Walter Campbell
                                                    -------------------------
                                             By:    Walter Campbell
                                             Title: Chief Financial Officer

                                  EXHIBIT INDEX

Number       Document
------       --------
    1.       Consent of BDO Dunwoody LLP

   14.*      Code of Ethics of MDC Partners Inc.

   31. Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

   32. Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed previously.